As filed with the Securities and Exchange Commission on December 8, 2005.

Registration No. 333-• • • • •

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LINCOLN NATIONAL CORPORATION

(Exact name of Registrant as specified in its Charter)

Indiana	6311	35-1140070
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Centre Square West Tower

1500 Market Street, Suite 3900

Philadelphia, PA 19102

(215) 448-1400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dennis L. Schoff, Esq.

Senior Vice President & General Counsel

Lincoln National Corporation

Centre Square West Tower

1500 Market Street, Suite 3900

Philadelphia, PA 19102

(215) 448-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Charles C. Cornelio, Esq. Jefferson-Pilot Corporation 100 North Greene Street Greensboro, NC 27401 (336) 691-3000	James R. Dwyer, Esq. LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, NY 10019 (212) 424-8000	E. William Bates, II, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, NY 10036 (212) 556-2100

Approximate date of commencement of proposed sale to public:    As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the merger described herein have been satisfied or waived and the merger has been consummated.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, no par value (including the associated common share purchase rights)	113,023,424	Not Applicable	$5,723,320,000	$612,395

(1)	Represents the maximum number of shares that may be issued by the registrant to holders of Jefferson-Pilot Corporation common stock, par value $1.25 per share, in connection with the merger described in this joint proxy statement/prospectus.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f) under the Securities Act. The proposed maximum aggregate offering price of the Registrant’s common stock was calculated by taking the difference between (a) the product of (i) $55.40, the average of the high and low prices on the composite transaction tape of the New York Stock Exchange on December 7, 2005 of Jefferson-Pilot Corporation’s common stock, par value $1.25 per share, and (ii) 135,800,000, the aggregate number of shares of Jefferson-Pilot Corporation’s common stock presently outstanding or expected to be issued prior to the merger (the shares to be cancelled in the merger), and (b) $1,800,000,000 which represents the maximum aggregate amount of cash to be paid by the Registrant in the exchange offer.
(3)	The registration fee is calculated pursuant to Rule 457(f) by multiplying the proposed maximum aggregate offering price for all securities to be registered by 0.000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, becomes effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED DECEMBER 8, 2005

TO THE SHAREHOLDERS OF

LINCOLN NATIONAL CORPORATION AND JEFFERSON-PILOT CORPORATION

A MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Lincoln National Corporation, which is referred to as LNC, and Jefferson-Pilot Corporation, which is referred to as Jefferson-Pilot, have each unanimously approved a business combination of the two companies. LNC, Quartz Corporation, a wholly owned subsidiary of LNC formed for the purpose of completing the merger, which is referred to as Merger Sub, and Jefferson-Pilot have entered into an agreement and plan of merger whereby Jefferson-Pilot will merge into Merger Sub.

If the merger is completed, Jefferson-Pilot shareholders will have the right to receive, subject to proration and adjustment (as provided in the merger agreement), 1.0906 shares of LNC common stock, no par value per share (and associated common share purchase right), or $55.96 in cash, in exchange for each share of Jefferson-Pilot common stock, par value $1.25 per share, that they hold. In exchange for their shares of Jefferson-Pilot common stock, Jefferson-Pilot shareholders may elect to receive cash, shares of LNC common stock or a combination of cash for some of their shares and LNC common stock for other of their shares. Regardless of a Jefferson-Pilot shareholder’s choice, however, elections will be limited by the requirement that the total amount of cash to be exchanged for Jefferson-Pilot common stock must equal $1.8 billion. Accordingly, elections to receive cash or LNC common stock may be scaled up or down pro rata depending on whether cash is under- or over-subscribed. The United States federal income tax consequences of the merger to Jefferson-Pilot shareholders will depend, among other things, on whether they receive cash, stock or a combination of cash and stock in exchange for their shares of Jefferson-Pilot common stock.

Upon completion of the merger, we estimate that Jefferson-Pilot’s former shareholders will own approximately 39% and LNC shareholders will own approximately 61% of the then outstanding shares of LNC common stock. Based upon the outstanding shares of Jefferson-Pilot common stock on [  *  ], LNC will be obligated to issue approximately [  *  ] million shares of LNC common stock in the merger. In addition, LNC may issue up to approximately 10.7 million shares pursuant to outstanding Jefferson-Pilot options that will be converted into LNC options upon the completion of the merger. LNC’s shareholders, including holders of its $3.00 Cumulative Convertible Preferred Stock, Series A, which is referred to as the LNC Series A preferred stock, will continue to own their existing shares, which will not be affected by the merger.

Shares of LNC’s common stock are listed on the New York Stock Exchange, which is referred to as the NYSE, under the trading symbol “LNC.” Upon completion of the merger, Jefferson-Pilot common stock, which is listed on the NYSE under the trading symbol “JP,” will be delisted.

Your vote is very important. We cannot complete the merger unless the holders of Jefferson-Pilot common stock approve the merger agreement and the plan of merger contained therein and the holders of LNC common stock and LNC Series A preferred stock, voting together as a single class, approve the issuance of LNC common stock in connection with the merger. The completion of the merger is also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approval from regulatory agencies. We are each holding a special meeting of shareholders in order to vote on these proposals. The places, dates and times of the special meetings are as follows:

For LNC shareholders:	For Jefferson-Pilot shareholders:
[*], 2006 [*] a.m., local time	[*], 2006 [*] a.m., local time
Second Floor Auditorium Two Commerce Square 2001 Market Street Philadelphia, Pennsylvania	Fourth Floor, Jefferson-Pilot Building 100 North Greene Street Greensboro, North Carolina

Whether or not you plan to attend your company’s special meeting, please take the time to vote by following the instructions on your proxy/voting instruction card(s).

We urge you to read this joint proxy statement/prospectus, and the documents incorporated by reference into this joint proxy statement/prospectus, carefully and in their entirety. In particular, see “ Risk Factors” beginning on page 24.

We are very excited about the opportunities the proposed merger brings to both LNC and Jefferson-Pilot shareholders, and we thank you for your consideration and continued support.

Jon A. Boscia	David A. Stonecipher
Chairman and Chief Executive Officer	Chairman of the Board
Lincoln National Corporation	Jefferson-Pilot Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [ * ], 2006, and is first being mailed to shareholders on or about [ * ], 2006.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about LNC and Jefferson-Pilot from documents that are not included in or delivered with this document. This information is available for you to review at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference into this joint proxy statement/prospectus, without charge, by requesting them in writing or by telephone or email from the appropriate company at the following addresses, telephone numbers and email addresses or obtaining them from each company’s website listed below:

Lincoln National Corporation Centre Square West Tower 1500 Market Street, Suite 3900 Philadelphia, PA 19102 Attention: Shareholder Services (800) 237-2920 shareholderservices@lfg.com www.lfg.com	Jefferson-Pilot Corporation 100 North Greene Street Greensboro, NC 27401 Attention: Investor Relations (336) 691-3379 investor.relations@jpfinancial.com www.jpfinancial.com

Information contained on the LNC and Jefferson-Pilot websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

You can also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Georgeson Shareholder Communications, Inc., LNC’s proxy solicitor, and [                    ], Jefferson-Pilot’s proxy solicitor, at the following addresses and telephone numbers:

17 State Street New York, NY 10004 (212) 440-9800 (collect) (888) 277-5654 (toll free)	[Solicitor logo] [Address]

If you would like to request documents, you must do so by [  *  ], 2006, so that you may receive them before the special meetings.

See “Where You Can Find More Information” beginning on page 143.

1500 MARKET STREET, SUITE 3900

CENTRE SQUARE WEST

PHILADELPHIA, PENNSYLVANIA 19102

[ * ], 2006

NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [ * ], 2006

To the Shareholders of Lincoln National Corporation:

A special meeting of Lincoln National Corporation shareholders will be held on [ * ], 2006 at the offices of Delaware Investments, Inc., Second Floor Auditorium, Two Commerce Square, 2001 Market Street, Philadelphia, Pennsylvania, at [ * ], local time, unless adjourned to a later date. The special meeting is being held for the following purposes:

1. To consider and vote upon a proposal to issue shares of Lincoln National Corporation common stock pursuant to the Agreement and Plan of Merger, dated as of October 9, 2005, by and among Lincoln National Corporation, Merger Sub, a wholly owned subsidiary of LNC, and Jefferson-Pilot Corporation. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Annex A.

2. To approve adjournments of the LNC special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposal.

3. To consider and take action upon any other business that may properly come before the special meeting or any reconvened meeting following an adjournment of the special meeting.

These items are described in the accompanying joint proxy statement/prospectus and we urge you to read it carefully. Only shareholders who owned shares of LNC common stock or LNC Series A preferred stock at the close of business on [ * ], 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment of it.

On October 7, 2005, LNC’s board of directors unanimously approved the merger agreement, approved the transactions contemplated by the merger agreement and determined that the merger is in the best interests of LNC and its shareholders. LNC’s board of directors recommends that you vote FOR the issuance of LNC common stock pursuant to the merger agreement.

Under Indiana law, dissenters’ rights will not be available to LNC shareholders in connection with the merger.

Your vote is very important. To ensure that your shares of LNC common stock or LNC Series A preferred stock are represented at the special meeting, please complete, date, sign and return the enclosed proxy/voting instruction card(s) and mail it promptly in the envelope provided, or vote your shares by telephone or over the Internet as described in the accompanying joint proxy statement/prospectus. Completing a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote but will help to secure a quorum and avoid added solicitation costs. You may revoke your proxy at any time before it is voted. Any executed but unmarked proxy/voting instruction card(s) will be voted FOR the issuance of LNC common stock and FOR the other proposals properly brought before the special meeting.

All LNC shareholders are cordially invited to attend this special meeting, although only those shareholders of record at the close of business on [ * ], 2006 will be entitled to receive notice of, and to vote at, the LNC special meeting or any adjournment thereof. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a more complete statement regarding the matters proposed to be acted upon at the meeting.

You will need an admission ticket or proof of ownership of LNC common stock or LNC Series A preferred stock and a photo I.D. to enter the meeting. If you are a shareholder of record, you will find an admission ticket attached to the enclosed proxy form. If your shares are held in the name of a broker, bank or other holder of record, your admission ticket is the left side of your proxy form. If you do not bring your admission ticket, you will need proof of ownership to be admitted to the meeting and you will be admitted only if we can verify that you are an LNC shareholder. Your recent brokerage statement or letter from your bank or broker is an example of proof of ownership.

Our shareholders may revoke their proxy in the manner described in the accompanying joint proxy statement/prospectus before it has been voted at the special meeting.

Your vote is very important. Whether or not you plan to be present at the special meeting, please complete, sign, date and return the enclosed proxy/voting instruction card(s) or vote by telephone or Internet as provided on the proxy/voting instruction card(s).

For the Board of Directors,

C. Suzanne Womack

Secretary

[ * ], 2006

Jefferson-Pilot Corporation

100 North Greene Street

Greensboro, North Carolina 27401

[ * ], 2006

NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [ * ], 2006

To the Shareholders of Jefferson-Pilot Corporation:

A special meeting of Jefferson-Pilot Corporation shareholders will be held on [ * ], 2006 at Jefferson-Pilot’s offices, Fourth Floor, Jefferson-Pilot Building, 100 North Greene Street, Greensboro, North Carolina, at [ * ], local time, unless adjourned to a later date. The special meeting is being held for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 9, 2005, by and among Lincoln National Corporation (which is referred to as LNC), Merger Sub, a wholly owned subsidiary of LNC, and Jefferson-Pilot, and the plan of merger contained therein, pursuant to which (i) Jefferson-Pilot will merge into Merger Sub and (ii) each outstanding share of Jefferson-Pilot common stock will be converted into the right to receive 1.0906 shares of LNC common stock or $55.96 in cash (which will be at each shareholder’s election, but subject to proration and certain other restrictions contained in the merger agreement). A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Annex A.

2. To approve adjournments of the Jefferson-Pilot special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposal.

3. To consider and take action upon any other business that may properly come before the special meeting or any reconvened meeting following an adjournment of the special meeting.

These items are described in the accompanying joint proxy statement/prospectus, and we urge you to read it carefully. Only shareholders who owned shares of Jefferson-Pilot common stock at the close of business on [ * ], 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment of it.

On October 9, 2005, Jefferson-Pilot’s board of directors unanimously adopted the merger agreement and determined that the transactions contemplated by the merger agreement are advisable and in the best interests of Jefferson-Pilot and its shareholders. Jefferson-Pilot’s board of directors recommends that you vote FOR the approval of the merger agreement.

Under North Carolina law, dissenters’ rights will not be available to Jefferson-Pilot shareholders in connection with the merger.

Your vote is very important. To ensure that your shares of Jefferson-Pilot common stock are represented at the special meeting, please complete, date, sign and return the enclosed proxy/voting instruction card(s) and mail it promptly in the envelope provided, or vote your shares by telephone or over the Internet as described in the accompanying joint proxy statement/prospectus. Completing a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote but will help to secure a quorum and avoid additional solicitation costs. However, if you do not return or submit the proxy or vote in person at the special meeting, the effect will be the same as a vote against the proposal to approve the merger agreement and the plan of merger contained therein. You may revoke your proxy at any time before it is voted. Any executed but unmarked proxy/voting instruction card(s) will be voted FOR approval of the merger agreement and the plan of merger contained therein and FOR the other proposals properly brought before the special meeting.

All Jefferson-Pilot shareholders are cordially invited to attend this special meeting, although only those shareholders of record at the close of business on [ * ], 2006 will be entitled to receive notice of, and to vote at, the Jefferson-Pilot special meeting or any adjournment thereof. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a more complete statement regarding the matters proposed to be acted upon at the meeting.

Your vote is very important. Whether or not you plan to be present at the special meeting, please complete, sign, date and return the enclosed proxy/voting instruction card(s) or vote by telephone or Internet as provided on the proxy/voting instruction card(s).

For the Board of Directors,

Robert A. Reed

Vice President and Secretary

[ * ], 2006

i

ii

Annex A	Agreement and Plan of Merger, dated as of October 9, 2005, among Lincoln National Corporation, Quartz Corporation and Jefferson-Pilot Corporation

Annex B	Amended and Restated Bylaws of Lincoln National Corporation

Annex C	Opinion of Goldman, Sachs & Co.

Annex D	Opinion of Lehman Brothers Inc.

Annex E	Opinion of Lazard Frères & Co. LLC

Annex F	Opinion of Morgan Stanley & Co. Incorporated

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGER

The following questions and answers briefly address some commonly asked questions about the special meetings and the merger. They do not include all the information that may be important to you. LNC and Jefferson-Pilot urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referenced in this joint proxy statement/prospectus. Page references are included in certain parts of this summary to direct you to a more detailed description of topics presented elsewhere in this joint proxy statement/prospectus.

The Merger

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	LNC and Jefferson-Pilot have agreed to enter into a merger transaction whereby Jefferson-Pilot would be merged into a subsidiary of LNC with Jefferson-Pilot shareholders receiving cash and/or shares of LNC common stock in exchange for their shares in connection with the merger. The terms of the merger are set forth in a merger agreement (any reference to the merger agreement also refers to the plan of merger contained therein) that is described in this joint proxy statement/prospectus and attached to this joint proxy statement/prospectus as Annex A.

To complete the merger, LNC shareholders must vote to approve the issuance of shares of LNC common stock in the merger and Jefferson-Pilot shareholders must vote to approve the merger agreement and the plan of merger contained therein. LNC and Jefferson-Pilot will hold separate special meetings of their respective shareholders to obtain these approvals.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the special meetings of the shareholders. The enclosed voting materials allow you to vote your shares without attending your company’s special meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	How do I vote?

A:	You may vote before your special meeting in one of the following ways:

•	use the toll-free number shown on your proxy/voting instruction card(s);

•	visit the website shown on your proxy/voting instruction card(s) to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy/voting instruction card(s) in the enclosed postage-paid envelope.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker does not have authority to vote on the proposals in connection with the merger without instruction from you. Your broker will vote your shares held by it in “street name” only if you provide instructions to it on how to vote with respect to these matters. You should follow the directions your broker provides.

Q:	What if I do not vote my shares on the matters relating to the merger?

A:

If you are an LNC shareholder and you fail to respond with a vote or instruct your broker how to vote, which is referred to as a broker non-vote, on the proposal to issue LNC common stock in connection with the merger, your vote will not be counted towards determining whether the required more-than-50% of the shares entitled to be cast on the proposal to issue LNC common stock in connection with the merger have been cast, and will not be counted for purposes of determining whether a majority of the votes actually cast on the proposals have been voted in favor of the proposal. If the required more-than-50% of the shares entitled to vote have voted, a non-vote will have no effect. If you respond and abstain from voting, your proxy will have the same effect as a vote against the proposal. If you respond but do not indicate how you want to vote on the proposal, your proxy will be counted as a vote in favor of the proposal.

If you are a Jefferson-Pilot shareholder and you fail to respond with a vote or instruct your broker how to vote on the merger proposal, it will have the same effect as a vote against the proposal. If you respond and abstain from voting, your proxy will have the same effect as a vote against the proposal. If you respond but do not indicate how you want to vote on the proposal, your proxy will be counted as a vote in favor of the proposal.

Q.	What if I participate in LNC’s Employee Savings and Profit Sharing Plan or The Lincoln National Life Insurance Company Agents’ Savings and Profit Sharing Plan or LNC’s Dividend Reinvestment Plan?

A:	If you participate in LNC’s Employees’ Savings and Profit Sharing Plan or The Lincoln National Life Insurance Company Agents’ Savings and Profit Sharing Plan, your proxy/voting instruction card(s) will include the LNC common stock allocated to your accounts in that plan. To vote your shares in that plan, you must return your proxy/voting instruction card(s) or submit your voting instructions to the trustees of your plan by telephone or over the Internet as instructed on your proxy/voting instruction card(s) by [ * (E.S.T.)] on [ * ], 2006. If you participate in one of these plans and do not return your proxy/voting instruction card(s) or submit your voting instructions by telephone or over the Internet by [ * (E.S.T.)] on [ * ], 2006, the trustees of your plan will vote the shares in your account in the same proportion as they vote the shares for which they receive voting instructions from the other plan participants.

If you participate in LNC’s Dividend Reinvestment Plan, your proxy/voting instruction card(s) will also include the LNC common stock allocated to your accounts in that plan. To vote your shares in that plan, you must return your proxy/voting instruction card(s) or submit your voting instructions by telephone or over the Internet as instructed on your proxy/voting instruction card(s).

Q.	What if I participate in Jefferson-Pilot’s Dividend Reinvestment Plan, 401(k)/TeamShare Plan or Agents’ Retirement Plan?

A:	If you participate in Jefferson-Pilot’s 401(k)/TeamShare Plan or Agents’ Retirement Plan, your proxy/voting instruction card(s) will include the Jefferson-Pilot common stock allocated to your accounts in that plan. To vote your shares in that plan, you must return your proxy/voting instruction card(s) or submit your voting instructions to the trustees of your plan by telephone or over the Internet as instructed on your proxy/voting instruction card(s) by [ * (E.S.T.)] on [ * ], 2006. If you participate in one of these plans and do not return your proxy/voting instruction card(s) or submit your voting instructions by telephone or over the Internet as instructed on your proxy/voting instruction card(s) by [ * (E.S.T.)] on [ * ], 2006, the trustees of your plan will vote the shares in your account in the same proportion as they vote the shares for which they receive voting instructions from the other plan participants.

If you participate in Jefferson-Pilot’s Dividend Reinvestment Plan, your proxy/voting instruction card(s) will also include the Jefferson-Pilot common stock allocated to your accounts in that plan. To vote your shares in that plan, you must return your proxy/voting instruction card(s) or submit your voting instructions by telephone or over the Internet as instructed on your proxy/voting instruction card(s).

Q:	When is the merger expected to be completed?

A:	If the shareholders of LNC and Jefferson-Pilot both give their approval in connection with the merger, we expect to complete the merger as soon as practicable after the satisfaction of the other conditions to the merger, including the receipt of required regulatory approvals. There may be a substantial period of time between the approval of the proposals by shareholders at the LNC and Jefferson-Pilot special meetings and the effectiveness of the merger. We currently anticipate that the merger will be completed late in the first quarter or at the beginning of the second quarter of 2006.

Q:	What are the tax consequences of the merger to me?

A:	The tax consequences of the merger to Jefferson-Pilot shareholders will depend upon the merger consideration that you receive in the merger. The tax consequences of the merger are complex and you are urged to consult with your tax advisor. You should also carefully read the more thorough tax discussion contained in the section entitled “Material United States Federal Income Tax Considerations” beginning on page 91.

Q:	Who can answer questions about the merger?

A:	If you have any questions about the merger or your special meeting, need assistance in voting your shares, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy/voting instruction card(s):

LNC shareholders should contact:

Georgeson Shareholder Communications, Inc.

17 State Street

New York, New York 10004

(212) 440-9800 (collect)

(888) 277-5654 (toll free)

Jefferson-Pilot shareholders should contact:

[Proxy Solicitor]

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully, including the annexes. If you own common stock in your own name, return your completed, signed and dated proxy/voting instruction card(s) by mail in the enclosed postage-paid envelope or vote by telephone or over the Internet as soon as possible so that your shares will be represented and voted at your special meeting. If your shares are held in “street name” through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee.

Q:	Should I send in my Jefferson-Pilot stock certificates with my proxy/voting instruction card(s)?

A:	No. Please DO NOT send your Jefferson-Pilot stock certificates with your proxy/voting instruction card(s). If you are a Jefferson-Pilot shareholder, you will have a separate opportunity to elect your preference as to receiving cash and/or LNC common stock pursuant to the merger agreement. The process for making this election is described in this joint proxy statement/prospectus and the form of election is provided with this joint proxy statement/prospectus. You should carefully review and follow the instructions set forth in the form of election together with this joint proxy statement/prospectus.

Q:	When must I elect whether I would prefer to receive cash and/or LNC common stock as merger consideration?

A.	If you are a Jefferson-Pilot shareholder and wish to elect your preference to receive cash, LNC common stock or cash for some of your shares and LNC common stock for other of your shares, the election deadline will be announced by January 15, 2006 (unless the parties otherwise agree), and is expected to be ten days before the expected completion of the merger. The election deadline will be announced in a press release and posted on www.lfgjpmerger.com, www.lfg.com and www.jpfinancial.com. The exchange agent must receive your form of election on or before the election deadline. If your shares are held in “street name,” your broker, bank or other nominee may have an earlier deadline.

Q:	If I am going to attend my special meeting, should I return my proxy/voting instruction card(s)?

A:	Yes. Returning your signed and dated proxy/voting instruction card(s) or voting by telephone or over the Internet ensures that your shares will be represented and voted at your special meeting. See “The LNC Special Meeting — How to Vote” beginning on page 35 and “The Jefferson-Pilot Special Meeting — How to Vote” beginning on page 39.

Q:	What does it mean if I receive multiple proxy/voting instruction card(s)?

A:	Your shares may be registered in more than one account, such as a brokerage account and a 401(k) account. It is important that you complete, sign, date and return each proxy/voting instruction card you receive, or, if available, vote using the telephone or the Internet as described in the instructions included with your proxy/voting instruction card(s).

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You may change your vote at any time before the vote takes place at your special meeting. To change your vote, you may submit a new proxy/voting instruction card(s) by mail or submit a new proxy by telephone or over the Internet. An LNC shareholder of record may also send a signed written notice to LNC’s Corporate Secretary stating that he/she would like to revoke his/her proxy and a Jefferson-Pilot shareholder of record may send a signed written notice to Jefferson-Pilot’s Corporate Secretary stating that he/she would like to revoke his/her proxy. If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

You may also change your vote by attending your special meeting and voting in person. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares.

Q:	Where can I find more information about LNC and Jefferson-Pilot?

A:	You can find more information about LNC and Jefferson-Pilot from various sources described under “Where You Can Find More Information” beginning on page 143.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and may not include all the information that is important to you. To understand fully the proposed merger, and for a more detailed description of the terms and conditions of the merger and certain other matters being considered at your special meeting, you should read this entire joint proxy statement/prospectus and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page 143. We have included page references parenthetically in this summary to direct you to a more detailed description of each topic presented in this summary.

Information about LNC (beginning on page 109)

LNC, an Indiana corporation, is a holding company that operates multiple insurance and investment management businesses through its subsidiaries. Through its business segments, LNC sells a wide range of wealth protection and accumulation products. These products include fixed annuities, variable annuities, universal life insurance, variable universal life insurance, term life insurance, other individual insurance coverages, retail mutual funds, “529” college savings plans and managed accounts. LNC is headquartered in Philadelphia, Pennsylvania. At September 30, 2005, LNC had consolidated assets of $122.1 billion and consolidated shareholders’ equity of $6.3 billion.

Lincoln National Corporation

Centre Square West Tower

1500 Market Street, Suite 3900

Philadelphia, PA 19102

www.lfg.com

Information about Jefferson-Pilot (beginning on page 110)

Jefferson-Pilot, a North Carolina corporation, is a financial services and broadcasting holding company. Through its subsidiaries, Jefferson-Pilot provides products and services in four major businesses: (1) life insurance, (2) annuities and investment products, (3) group life, disability and dental insurance, and (4) broadcasting and sports programming production. Jefferson-Pilot is headquartered in Greensboro, North Carolina. At September 30, 2005, Jefferson-Pilot had consolidated assets of $35.8 billion and consolidated shareholders’ equity of $3.8 billion.

Jefferson-Pilot Corporation

100 North Greene Street

Greensboro, NC 27401

www.jpfinancial.com

Information about Merger Sub

Merger Sub is a direct wholly owned subsidiary of LNC, which was formed exclusively for the purpose of completing the merger.

The Merger (beginning on page 42)

General

The boards of directors of LNC and Jefferson-Pilot have each unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement is in the best interests of their respective companies and shareholders. The LNC board of directors unanimously recommends that the LNC shareholders vote FOR the proposal to issue shares of LNC common stock in connection with the merger at the LNC special meeting. The Jefferson-Pilot board of directors has unanimously adopted the merger agreement and the plan of merger contained therein and recommends that the Jefferson-Pilot shareholders vote FOR approval of the merger agreement and the plan of merger contained therein at the Jefferson-Pilot special meeting.

Upon completion of the merger, the separate corporate existence of Jefferson-Pilot will cease and Merger Sub will continue as the surviving entity and a direct wholly owned subsidiary of LNC.

The boards of directors of LNC and Jefferson-Pilot both believe that the merger will provide strategic and financial benefits to their respective shareholders by creating one of the largest life insurance companies in the United States. Both boards of directors believe that the merger will be in the best interests of their respective companies and shareholders. To review the reasons for the merger in greater detail, see “The Merger — LNC’s Reasons for the Merger and Recommendation of LNC’s Board of Directors” beginning on page 49 and “The Merger — Jefferson-Pilot’s Reasons for the Merger and Recommendation of Jefferson-Pilot’s Board of Directors” beginning on page 52.

We urge you to carefully read the entire merger agreement attached to this joint proxy statement/prospectus as Annex A because it sets forth the terms of and is the principal legal document governing the merger.

Required Votes to Effect the Merger

The issuance of shares of LNC common stock in connection with the merger requires the approval of a majority of the votes cast on the proposal by the holders of LNC common stock and LNC Series A preferred stock, voting together as a single class, provided that the total votes cast on the proposal represent more than 50% of all securities entitled to vote on the proposal. See “The LNC Special Meeting — Quorum and Voting Rights” beginning on page 32.

Holders of a majority of the outstanding shares of Jefferson-Pilot common stock entitled to vote at the Jefferson-Pilot special meeting must approve the merger agreement and the plan of merger contained therein. See “The Jefferson-Pilot Special Meeting — Quorum and Voting Rights” beginning on page 37.

Merger Consideration

Upon completion of the merger, holders of Jefferson-Pilot common stock will be entitled to receive, depending upon their election and subject to proration and adjustment, for each share of Jefferson-Pilot common stock either:

•	$55.96 in cash, without interest, or

•	1.0906 shares of LNC common stock.

In exchange for their shares of Jefferson-Pilot common stock, Jefferson-Pilot shareholders may elect to receive cash, shares of LNC common stock or a combination of cash for some of their shares and LNC common stock for other of their shares. Regardless of a Jefferson-Pilot shareholder’s choice, however, elections will be limited by the requirement that the total amount of cash to be exchanged for Jefferson-Pilot common stock must equal $1.8 billion. Accordingly, elections to receive cash or LNC common stock may be scaled up or down pro rata depending on whether cash is under- or over-subscribed.

For more details on the merger consideration, see “The Merger Agreement — Elections” beginning on page 97. The stock and cash consideration that LNC will pay to Jefferson-Pilot shareholders is referred to as the “merger consideration.” The exchange ratio is fixed and neither LNC nor Jefferson-Pilot has the right to terminate the merger agreement based solely on changes in either party’s stock price. The market value of LNC common stock that Jefferson-Pilot shareholders receive in the merger may fluctuate significantly from its current value.

LNC expects to fund the cash portion of the merger consideration from the issuance of long-term debt, preferred stock or other securities, including stock purchase units, or a combination of these. In addition, in the event that permanent financing cannot be completed before the effective time of the merger, LNC expects to put bridge financing in place.

Jefferson-Pilot shareholders will receive cash and/or LNC common stock based upon their elections, but subject to adjustment and proration. Regardless of the election made by the Jefferson-Pilot shareholders, Jefferson-Pilot shareholders may receive a mix of cash and LNC common stock.

Since the amount of cash exchanged for Jefferson-Pilot common stock, in the aggregate, must equal $1.8 billion, the total number of shares of Jefferson-Pilot common stock that will be exchanged for cash will total 32,165,832 shares (which is calculated by dividing $1.8 billion total cash by the cash exchange ratio of $55.96 cash per share).

Cash Election. If you are a Jefferson-Pilot shareholder and you elect to receive cash in exchange for your shares and the aggregate amount of cash elected by all Jefferson-Pilot shareholders is more than $1.8 billion, you will receive some of your merger consideration in the form of LNC common stock pro rata with other Jefferson-Pilot shareholders that chose to receive cash, based on each holder’s respective number of cash election shares.

Stock Election. If you are a Jefferson-Pilot shareholder and you elect to receive LNC common stock in exchange for your shares and the aggregate amount of cash elected or deemed elected by all Jefferson-Pilot shareholders is less than $1.8 billion, you will receive some of your merger consideration in the form of cash pro rata with other Jefferson-Pilot shareholders that chose to receive LNC common stock, based on each holder’s respective number of stock election shares.

The merger agreement describes the procedures to be followed in the event that Jefferson-Pilot shareholders elect to receive more or less than $1.8 billion of cash, in the aggregate, in exchange for their shares. See “The Merger Agreement — Elections” beginning on page 97.

Election of cash and/or stock by Jefferson-Pilot shareholders

If you are a Jefferson-Pilot shareholder of record and you wish to elect the type of merger consideration you prefer to receive in the merger, you should carefully review and follow the instructions set forth in the form of election provided to you with this joint proxy statement/prospectus. These instructions require that you deliver your stock certificate(s), if any, together with a properly completed and signed form of election, to the exchange agent — Mellon Investor Services LLC. If your Jefferson-Pilot common stock is held in “street name” through a broker, bank or other nominee, you should follow the instructions from your broker, bank or other nominee on how to make your cash/stock election.

Jefferson-Pilot shareholders must deliver their form(s) of election and stock certificate(s), if any, to the exchange agent by the election deadline.

The election deadline for the cash/stock election will be announced in a press release and posted on www.lfg.com, www.jpfinancial.com and www.lfgjpmerger.com on or before January 15, 2006 (unless LNC and Jefferson-Pilot otherwise agree), and we expect it will be ten days before the expected completion of the merger. You can change or revoke your election at any time on or before the election deadline by submitting a new properly completed form of election to the exchange agent. The exchange agent must receive this new form on or before the election deadline. If your Jefferson-Pilot common stock is held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee may have a deadline to make your original election of cash, stock or both or to change or revoke your election that is earlier than the election deadline.

Failure by Jefferson-Pilot shareholders to make a cash/stock election

Jefferson-Pilot shareholders who fail to submit a properly completed form of election and their stock certificate(s), if any, on or before the election deadline will have no choice regarding the form of merger consideration that they will receive. The merger consideration that a Jefferson-Pilot shareholder will receive will be based on the allocation procedures in the merger agreement, and Jefferson-Pilot shareholders could receive cash, LNC common stock or a combination of cash and LNC common stock. The exact allocation will depend in part on what other Jefferson-Pilot shareholders elect.

Jefferson-Pilot shareholders of record who do not submit a properly completed form of election and their stock certificate(s) will receive a letter of transmittal from the exchange agent explaining how to exchange their Jefferson-Pilot stock certificates for the shares of LNC common stock and/or cash that they are entitled to receive in the merger. A Jefferson-Pilot shareholder will not receive any merger consideration until the shareholder delivers its stock certificate(s) together with an appropriate form of election or letter of transmittal to the exchange agent.

If you do not make a valid election and your Jefferson-Pilot shares are held in book-entry form, such as in Jefferson-Pilot’s Dividend Reinvestment Plan, they will be automatically converted into the merger consideration payable to non-electing shareholders and you do not need to take any action. See “The Merger Agreement — Exchange of Shares” beginning on page 98.

Receipt of merger consideration

If you receive any of the merger consideration in cash, we will mail the cash payment to you at the address reflected in the records of Jefferson-Pilot’s transfer agent. If you receive any of the merger consideration in LNC common stock, we will issue your LNC shares in book-entry form with LNC’s transfer agent — Mellon Investor Services LLC. However, if you indicate on the form of election or letter of transmittal that you wish to receive a physical stock certificate or if you decide after the completion of the merger that you would like a stock certificate for your shares, you may request a certificate from LNC’s transfer agent.

If your Jefferson-Pilot common stock is held in “street name,” we will mail your cash payment to, or issue your shares of LNC common stock and deliver them to, your broker, bank or other nominee.

For more details about the cash/stock election and the merger consideration generally, see “The Merger Agreement — Elections” beginning on page 97.

Jefferson-Pilot option awards

Upon completion of the merger, options to purchase shares of Jefferson-Pilot common stock granted by Jefferson-Pilot to its directors, officers, employees and agents will be assumed by LNC and converted into options to purchase shares of LNC common stock. LNC has agreed that the Jefferson-Pilot stock options so converted will remain subject to the same terms and conditions as were in effect with respect to the options immediately prior to the effective time of the merger, except that each of these stock options will be exercisable for LNC common stock equal to the number of shares of Jefferson-Pilot common stock subject to the option multiplied by 1.0906 (rounded up to the nearest whole share of LNC common stock), with the new exercise price determined by dividing the existing exercise price of the Jefferson-Pilot option by 1.0906 (rounded down to the nearest whole cent). Each unvested Jefferson-Pilot stock option granted prior to October 9, 2005 (which was the date the merger agreement was executed) that is outstanding under any Jefferson-Pilot stock option plan at the time of the merger (except stock options granted to agents) will become fully vested and exercisable in connection with the merger.

For a full description of the treatment of Jefferson-Pilot equity awards, see “The Merger — Interests of Directors and Executive Officers in the Merger — Effect of Merger on Option Awards” beginning on page 87.

Opinions of Financial Advisors (beginning on page 56)

Opinions of LNC’s Financial Advisors. Each of Goldman, Sachs & Co., which is referred to as Goldman Sachs, and Lehman Brothers Inc., which is referred to as Lehman Brothers, delivered its oral opinion, subsequently confirmed in writing, to LNC’s board of directors that, as of October 9, 2005 and based upon and subject to the factors and assumptions set forth in their respective opinions, the consideration to be paid by LNC pursuant to the merger agreement is fair from a financial point of view to LNC.

The full text of each of the written opinions of Goldman Sachs and Lehman Brothers, each dated October 9, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with their respective opinions, are attached to this joint proxy statement/prospectus as Annexes C and D, respectively. Summaries of the opinions of Goldman Sachs and Lehman Brothers are set forth in this joint proxy statement/prospectus and are qualified by reference to the full text of such opinions, which we urge you to read in their entirety. Goldman Sachs and Lehman Brothers provided their opinions for the information and assistance of LNC’s board of directors in connection with its consideration of the merger. The Goldman Sachs and Lehman Brothers opinions are not recommendations as to how LNC shareholders should vote with respect to the issuance of LNC common stock in connection with the merger.

Opinions of Jefferson-Pilot’s Financial Advisors. In deciding to approve the merger agreement and the plan of merger contained therein, the Jefferson-Pilot board of directors considered the opinions of its financial advisors, Lazard Frères & Co. LLC and Morgan Stanley & Co. Incorporated, which are referred to as Lazard and Morgan Stanley, respectively. The Jefferson-Pilot board of directors received written opinions from Lazard and Morgan Stanley to the effect that, as of October 9, 2005, and based upon and subject to the various assumptions made, matters considered and limitations described in their respective opinions, the consideration proposed to be received by holders of Jefferson-Pilot common stock under the merger agreement was fair from a financial point of view to such holders (other than LNC and its affiliates).

The full text of the written opinions of Lazard and Morgan Stanley, each dated October 9, 2005, which set forth the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken in connection with the opinions, are attached to this joint proxy statement/prospectus as Annexes E and F, respectively. Summaries of the opinions of Lazard and Morgan Stanley are set forth in this joint proxy statement/prospectus and are qualified in their entirety by reference to the full text of such opinions, which we urge you to read in their entirety. Each of Lazard and Morgan Stanley provided its opinion for the information and assistance of Jefferson-Pilot’s board of directors in connection with its consideration of the proposed merger. The opinions of Lazard and Morgan Stanley are not recommendations as to how any shareholder should vote with respect to the merger agreement and do not address what election a shareholder should make with respect to the form of consideration.

Record Date; Shares Entitled to Vote; Outstanding Shares (beginning on page 32 for LNC and page 37 for Jefferson-Pilot)

LNC Shareholders. The record date for the LNC special meeting was [ * ], 2006. This means that you must have been a shareholder of record of LNC common stock or LNC Series A preferred stock at the close of business on [ * ], 2006 in order to vote at the special meeting. You are entitled to one vote for each share of LNC common stock or LNC Series A preferred stock you owned on the record date. On LNC’s record date, a total of [ * ] voting securities were outstanding, consisting of [ * ] shares of LNC common stock and [ * ] shares of LNC Series A preferred stock.

Jefferson-Pilot Shareholders. The record date for the Jefferson-Pilot special meeting was [ * ], 2006. This means that you must have been a shareholder of record of Jefferson-Pilot’s common stock at the close of business on [ * ], 2006, in order to vote at the special meeting. You are entitled to one vote for each share of Jefferson-Pilot common stock you owned on the record date. On Jefferson-Pilot’s record date, [ * ] shares of Jefferson-Pilot common stock were outstanding.

Expected Completion of the Merger

If the issuance of shares of LNC common stock in connection with the merger is approved at the LNC special meeting and the merger agreement and the plan of merger contained therein are approved at the Jefferson-Pilot special meeting, we expect to complete the merger as soon as practicable after the satisfaction of the other conditions to the merger, including the receipt of required regulatory approvals. There may be a substantial period of time between the approval of the proposals by shareholders at the LNC and Jefferson-Pilot special meetings and the effectiveness of the merger. We currently anticipate that the merger will be completed late in the first quarter or at the beginning of the second quarter of 2006.

Stock Ownership of Directors and Executive Officers

LNC. At the close of business on the record date for the LNC special meeting, directors and executive officers of LNC and their affiliates were entitled to vote approximately [ * ] shares of LNC common stock, collectively representing [ * ]% of the shares of LNC common stock outstanding on that date. No LNC director or executive officer or their affiliates beneficially owned any shares of LNC Series A preferred stock at the close of business on the record date for the LNC special meeting.

Jefferson-Pilot. At the close of business on the record date for the Jefferson-Pilot special meeting, directors and executive officers of Jefferson-Pilot and their affiliates were entitled to vote approximately [ * ] shares of Jefferson-Pilot common stock, collectively representing less than [ * ]% of the shares of Jefferson-Pilot common stock outstanding on that date.

Ownership of LNC After the Merger

Based on the number of shares of LNC common stock and Jefferson-Pilot common stock outstanding on LNC’s and Jefferson-Pilot’s respective record dates, after completion of the merger, LNC expects to issue approximately [ * ] million shares of LNC common stock. Upon completion of the merger, we expect that former Jefferson-Pilot shareholders will own approximately 39% and LNC shareholders will own approximately 61% of the then outstanding shares of LNC common stock.

LNC’s Board of Directors After the Merger (beginning on page 83)

The size of the LNC board of directors is currently set at 12 members by LNC’s bylaws. Pursuant to the merger agreement, at the completion of the merger, the LNC bylaws will be amended to increase the size of the board of directors to 15 members. Eight members of the LNC board of directors who are in office immediately prior to the merger will remain as members of the resulting company’s board of directors after the completion of the merger. Seven members of the Jefferson-Pilot board of directors who are in office immediately prior to the merger will become members of the board of directors of the resulting company. David A. Stonecipher, current Chairman of the Board of Jefferson-Pilot, is expected to become Lead Director of LNC upon completion of the merger.

Pursuant to the merger agreement, the LNC bylaws will also be amended so that, among other things,

•	Jefferson-Pilot board representatives will initially have equal representation on all board committees; and

•	a supermajority board approval will be required for the resulting company to take certain actions with respect to corporate governance and/or to enter into certain extraordinary corporate transactions for 30 months following the effective time of the merger.

For a full description of the governance of the resulting company and the supermajority requirements of the resulting company’s board of directors, see “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page     . The form of LNC’s bylaws, which will become effective upon completion of the merger, is attached to this joint proxy statement/prospectus as Annex B.

LNC’s Executive Officers After the Merger (beginning on page 85)

We expect that the resulting company will have 14 executive officers. After the merger, Jon A. Boscia, LNC’s Chairman and Chief Executive Officer, will continue to serve as Chairman and Chief Executive Officer of LNC. Dennis R. Glass, President and Chief Executive Officer of Jefferson-Pilot, will serve in the newly created position of President and Chief Operating Officer of LNC after the merger.

In addition, upon the completion of the merger, Frederick J. Crawford will be Chief Financial Officer, Barbara S. Kowalczyk will lead Corporate Development, Elizabeth L. Reeves will lead Human Resources, Dennis L. Schoff will be General Counsel, Theresa M. Stone will lead the Communications Company and Michael Tallett-Williams will lead Lincoln National (UK) and each will report to Mr. Boscia. Charles C. Cornelio will lead Shared Services/IT, Robert W. Dineen will lead Lincoln Financial Advisors, Jude T. Driscoll will lead Delaware Investments, Mark E. Konen will lead Individual Markets, Warren H. May will lead Lincoln Financial Distributors and Westley V. Thompson will lead Employer Markets and each will report to Mr. Glass.

Listing of LNC Common Stock and Delisting of Jefferson-Pilot Common Stock

LNC will apply to the NYSE to have the shares of LNC common stock issued in the merger approved for listing on the NYSE where LNC common stock currently is traded under the symbol “LNC.” If the merger is completed, Jefferson-Pilot common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and Jefferson-Pilot will no longer file periodic reports with the SEC. LNC also intends to list the shares of LNC common stock issued in the merger on the Chicago and Pacific stock exchanges.

No Dissenters’ Rights (beginning on page 88)

LNC. Under Indiana law, holders of LNC common stock or LNC Series A preferred stock are not entitled to dissenters’ rights in connection with the merger.

Jefferson-Pilot. Under North Carolina law, holders of Jefferson-Pilot common stock are not entitled to dissenters’ rights in connection with the merger.

Principal Conditions to Completion of the Merger (beginning on page 106)

We may not complete the merger unless the following conditions are satisfied or, where permitted, waived:

•	the LNC shareholders must approve the issuance of LNC common stock in connection with the merger;

•	the Jefferson-Pilot shareholders must approve the merger agreement and the plan of merger contained therein;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, or any other applicable competition, merger, antitrust or similar law must have expired or been terminated;

•	state insurance regulatory approvals and all other governmental authorizations, consents, orders, approvals, declarations or filings that are necessary to complete the merger must have been obtained and be in full force and effect;

•	there must not be any order issued by any court of competent jurisdiction or legal restraint or prohibition issued by any governmental entity of competent jurisdiction in effect preventing the consummation of the merger;

•	the shares of LNC common stock issuable to Jefferson-Pilot shareholders must have been approved for listing, subject to official notice of issuance, on the NYSE;

•	the registration statement, of which this joint proxy statement/prospectus is a part, which has been declared effective by the Securities and Exchange Commission, which is referred to as the SEC, must not be the subject of any stop order or proceeding seeking a stop order;

•	there must not be any action taken, or any statute, rule, regulation, order or decree enacted or entered by any governmental entity, which in connection with any required approval, imposes any condition or restriction which could reasonably be expected to have a material adverse effect on the present or prospective financial condition, business or results of operation of LNC after the completion of the merger;

•	each of LNC and Jefferson-Pilot must have received an opinion of its tax counsel that for United States federal income tax purposes the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and that each of LNC, Merger Sub and Jefferson-Pilot will be a party to such merger as described in and pursuant to Section 368(b) of the Code;

•	the respective representations and warranties of LNC and Jefferson-Pilot in the merger agreement must be true and correct, subject to exceptions that would not have a material adverse effect on LNC or Jefferson-Pilot, as the case might be, or on the resulting company following the completion of the merger; and

•	each of LNC and Jefferson-Pilot must have performed in all material respects all of its respective obligations under the merger agreement.

Termination of the Merger Agreement and Termination Fees (beginning on page 107)

Before the effective time of the merger, the merger agreement may be terminated by the mutual written consent of LNC and Jefferson-Pilot, or by either LNC or Jefferson-Pilot under certain specified circumstances, including uncured material breaches of the merger agreement. Upon the termination of the merger agreement under certain circumstances, LNC or Jefferson-Pilot may be required to pay a termination fee of up to $300 million to the other party.

No Solicitation by LNC and Jefferson-Pilot (beginning on page 104)

The merger agreement restricts the ability of LNC and Jefferson-Pilot to initiate, solicit or encourage or facilitate any discussions or negotiations with a third party regarding a proposal to acquire a significant interest in LNC or Jefferson-Pilot, respectively. However, if LNC or Jefferson-Pilot receives an acquisition proposal from a third party that its board of directors determines in good faith by majority vote of the board (after consultation with its outside legal and financial advisors) constitutes a superior proposal or is reasonably likely to be a superior proposal, and for which the failure to take such action would cause a violation of the board’s fiduciary duties, the party receiving the acquisition proposal may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions described in the merger agreement.

Material United States Federal Income Tax Considerations (beginning on page 91)

LNC and Jefferson-Pilot intend that the merger, as currently contemplated, qualify as a reorganization within the meaning of Section 368(a) of the Code. LNC and Jefferson-Pilot will each obtain a legal opinion from their respective counsel that the merger will qualify as a reorganization pursuant to Section 368(a) of the Code and that each of LNC, Merger Sub and Jefferson-Pilot will be a party to such merger as described in and pursuant to Section 368(b) of the Code; however, these opinions are not binding upon the Internal Revenue Service, which is referred to as the IRS.

Because holders of LNC common stock and LNC Series A preferred stock will retain their shares in the merger, holders of LNC common stock and LNC Series A preferred stock will not recognize gain or loss upon the merger.

The United States federal income tax consequences of the transaction to Jefferson-Pilot shareholders will depend on whether a shareholder receives cash, stock or a combination of cash and stock in exchange for their shares of Jefferson-Pilot common stock, including to the extent they receive cash in lieu of fractional shares.

•	If you receive all cash, the transaction will be taxable to you and you will have to pay United States federal income taxes in connection with the merger to the extent you recognize taxable gain.

•	If you receive all LNC common stock and no cash (including no cash in exchange for fractional shares), you will not have to pay United States federal income taxes on the receipt of LNC common stock in connection with the merger.

•	If you receive a combination of cash and LNC common stock (excluding cash in lieu of fractional shares), you may recognize gain, but not loss, to the extent of the amount of cash received (excluding cash for any fractional share of LNC common stock).

Provided you hold your Jefferson-Pilot common stock as a capital asset, you generally will recognize this gain as a capital gain, although in extraordinary cases you could recognize dividend income instead of capital gain. Any such capital gain may be long-term capital gain depending on whether you have held your applicable Jefferson-Pilot common stock for more than one year as of the effective time for United States federal income tax purposes.

If you receive cash in lieu of receiving fractional share of LNC common stock, you will generally recognize capital gain or loss as if you had received and then sold the fractional share for the amount of cash received, subject to the possibility of recognizing dividend income, as described above.

Tax matters relating to the merger are very complicated and a full discussion of all possible tax issues that may be applicable to each holder is beyond the scope of this joint proxy statement/prospectus. You should be aware that the tax consequences of the merger to you will depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences of the merger to you and further, you are encouraged to carefully read the more detailed discussion regarding the material United States federal income tax consequences resulting from the merger that is included in the section entitled “Material United States Federal Income Tax Considerations” beginning on page 91.

Accounting Treatment

The merger will be accounted for as a business combination using the purchase method of accounting. LNC will be the acquirer for financial accounting purposes.

Risk Factors (beginning on page 24)

In evaluating the merger, the merger agreement or the issuance of shares of LNC common stock in the merger, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 24.

Comparison of Shareholder Rights and Corporate Governance Matters (beginning on page 116)

•	Jefferson-Pilot. As a result of the merger, the holders of Jefferson-Pilot common stock will become holders of LNC common stock. Following the merger, Jefferson-Pilot shareholders will have different rights as LNC shareholders than they had as Jefferson-Pilot shareholders due to differences between the laws of the states of incorporation and the articles of incorporation and bylaws of LNC and Jefferson-Pilot. Upon consummation of the merger, the LNC bylaws will also be amended so that the resulting company will be subject to certain restrictions with respect to corporate governance and supermajority approval of the resulting company’s board of directors. See “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83.

•	LNC. LNC shareholders will retain their shares of LNC common stock and/or LNC Series A preferred stock and their rights will continue to be governed by LNC’s articles of incorporation and bylaws and Indiana law. However, upon consummation of the merger, LNC shareholders will have different rights as shareholders than they had prior to the merger because, pursuant to the merger agreement, the LNC bylaws will be amended so that the resulting company will be subject to certain restrictions with respect to corporate governance and supermajority approval of the resulting company’s board of directors. See “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83.

•	For a copy of LNC’s or Jefferson-Pilot’s current articles of incorporation or bylaws, see “Where You Can Find More Information” beginning on page 143. A form of the amended and restated bylaws, which will become effective upon the completion of the merger, is attached as Exhibit 1.7(a) to the merger agreement which is attached to this joint proxy statement/prospectus as Annex B.

Regulatory Approvals (beginning on page 88)

State insurance laws generally require that, prior to the acquisition of an insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile or, in certain jurisdictions, where such insurance company is commercially domiciled. Accordingly, the necessary applications have been made with the insurance commissioners of Nebraska, New Jersey, New York and North Carolina, the states of domicile or commercial domicile of Jefferson-Pilot’s U.S. insurance company subsidiaries. In addition, filings have been made under the insurance laws of certain other states that require the filing of a pre-acquisition notice and the expiration or termination of a waiting period prior to the consummation of the merger. Applications or notifications will also be filed with certain foreign regulatory authorities in connection with the merger.

The merger is subject to U.S. antitrust laws. LNC and Jefferson-Pilot have separately filed the required notifications under the HSR Act with both the Antitrust Division of the Department of Justice and the Federal Trade Commission, which are referred to as the DOJ and the FTC. Both parties filed the required notifications on November 4, 2005, and the waiting period expired on December 5, 2005. The DOJ or the FTC, as well as a state attorney general or private person, may challenge the merger at any time before or after its completion.

In addition, certain subsidiaries of Jefferson-Pilot Communications, a subsidiary of Jefferson-Pilot, are subject to regulation by the Federal Communications Commission, which is referred to as the FCC. The FCC must approve the transfer of control of certain licenses held by the subsidiaries of Jefferson-Pilot Communications as a result of and prior to the completion of the merger.

Restrictions on the Ability to Sell LNC Common Stock (beginning on page 90)

All shares of LNC common stock you receive in connection with the merger will be freely transferable unless you are considered an “affiliate” of Jefferson-Pilot for the purposes of the Securities Act of 1933, as amended, which is referred to as the Securities Act, at the time the merger agreement and the plan of merger contained therein are submitted to Jefferson-Pilot shareholders for approval, in which case you will be permitted to sell the shares of LNC common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This joint proxy statement/prospectus does not register the resale of stock held by affiliates.

Certain Litigation Relating to the Merger (beginning on page 90)

In October 2005, a purported shareholder class action lawsuit was filed in state court in North Carolina naming Jefferson-Pilot, most of the individual members of its board of directors, and LNC as defendants. The complaint alleges that certain defendants have breached their fiduciary duties by entering into the merger agreement. The complaint seeks, among other things, unspecified compensatory damages. Jefferson-Pilot and LNC believe that the lawsuit is without merit and plan to defend against it vigorously.

MARKET PRICE AND DIVIDEND INFORMATION

Historical Market Price Data

Jefferson-Pilot’s common stock is traded on the NYSE, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “JP.” LNC’s common stock is traded on the NYSE, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “LNC.”

The following table sets forth the high and low sales prices per share of LNC and Jefferson-Pilot common stock as adjusted for all stock splits, as reported on the NYSE composite transaction tape for the periods indicated:

	LNC Common Stock		Jefferson-Pilot Common Stock
	High	Low	High	Low
2003
Quarter ended March 31, 2003	$35.70	$24.73	$40.93	$35.75
Quarter ended June 30, 2003	37.50	27.87	43.20	38.34
Quarter ended September 30, 2003	38.64	34.63	46.57	41.21
Quarter ended December 31, 2003	41.32	35.41	50.72	44.55

2004
Quarter ended March 31, 2004	48.87	39.98	55.08	48.97
Quarter ended June 30, 2004	50.38	43.26	56.39	47.40
Quarter ended September 30, 2004	47.50	41.90	50.90	46.66
Quarter ended December 31, 2004	48.70	40.78	52.73	46.00

2005
Quarter ended March 31, 2005	49.42	44.36	52.49	47.17
Quarter ended June 30, 2005	47.77	41.59	51.39	47.11
Quarter ended September 30, 2005	52.42	46.59	51.25	49.00
Quarter ending December 31, 2005 (through December 2, 2005)	54.41	46.94	56.35	50.59

Dividend Information

The following table presents information on dividends declared each quarter on LNC common stock and Jefferson-Pilot common stock, respectively, for the periods indicated.

	LNC Dividends	Jefferson-Pilot Dividends
2003
Quarter ended March 31, 2003	$0.3350	$0.3300
Quarter ended June 30, 2003	0.3350	0.3300
Quarter ended September 30, 2003	0.3350	0.3300
Quarter ended December 31, 2003	0.3500	0.3300

2004
Quarter ended March 31, 2004	0.3500	0.3800
Quarter ended June 30, 2004	0.3500	0.3800
Quarter ended September 30, 2004	0.3500	0.3800
Quarter ended December 31, 2004	0.3650	0.3800

2005
Quarter ended March 31, 2005	0.3650	0.4175
Quarter ended June 30, 2005	0.3650	0.4175
Quarter ended September 30, 2005	0.3650	0.4175
Quarter ending December 31, 2005 (through December 2, 2005)	0.3800	0.4175

The merger agreement permits each of LNC and Jefferson-Pilot to continue to pay its respective shareholders its regular quarterly cash dividend consistent with past dividend policy. LNC and Jefferson-Pilot have agreed in the merger agreement that they will coordinate their respective dividend payments, as well as the record dates and payment dates relating to their dividends, with the intent that holders of LNC common stock and Jefferson-Pilot common stock will not receive two dividends, or fail to receive one dividend, for any single calendar quarter due to the merger.

The LNC board of directors has the power to determine the amount and frequency of the payment of dividends. Because LNC is a holding company, its ability to pay dividends is dependent on the ability of its subsidiaries to pay dividends to LNC. LNC’s insurance subsidiaries are subject to laws in their states of domicile that limit the amount of dividends that an insurance company can pay without prior approval from the insurance regulators in those states. These limitations are based in part on an insurance subsidiary’s statutory capital and income for the year prior to the dividend payment. At the LNC holding company level, decisions regarding whether or not to pay dividends and the amount of any dividends are based on compliance with the Indiana Business Corporation Law, which is referred to as the IBCL, compliance with agreements governing LNC’s indebtedness, cash requirements and other factors, including the overall long-term financial strength of the organization, that the LNC board of directors considers important. While LNC intends, regardless of whether or not the merger is consummated, to maintain its current dividend policy for the foreseeable future, it cannot assure that it will continue to pay dividends at the current level, or at all.

The Jefferson-Pilot board of directors has the power to determine the amount and frequency of the payment of dividends. Because Jefferson-Pilot is a holding company, its ability to pay dividends is dependent on the ability of its subsidiaries to pay dividends to Jefferson-Pilot. Jefferson-Pilot’s insurance subsidiaries are subject to laws in their states of domicile that limit that amount of dividends that an insurance company can pay without prior approval from the insurance regulators in those states. These limitations are based in part on an insurance subsidiary’s statutory capital and income for the year prior to the dividend payment. At the Jefferson-Pilot holding company level, decisions regarding whether or not to pay dividends and the amount of any dividends are based on compliance with the North Carolina Business Corporation Act, which is referred to as the NCBCA, compliance with agreements governing Jefferson-Pilot’s indebtedness, cash requirements and other factors that the Jefferson-Pilot board of directors considers important. While Jefferson-Pilot anticipates that if the merger were not consummated it would increase the amount of its dividend payable starting in the second quarter of 2006 consistent with its past practice, it cannot assure that it would continue to pay dividends at this level, or at all.

Recent Closing Prices and Comparative Market Price Information

The following table presents the closing prices per share of LNC common stock and Jefferson-Pilot common stock, in each case based on closing prices for those shares on the composite tape, as well as the equivalent price per share and the equivalent total market value of shares of Jefferson-Pilot common stock. These prices and values are presented on two dates:

•	October 7, 2005, the last trading day prior to the public announcement of the proposed merger; and

•	[ * ], 2006 the last trading day for which this information could be calculated prior to the date of this joint proxy statement/prospectus.

	LNC Common Stock (price per share)		Jefferson-Pilot Common Stock (price per share)		Jefferson-Pilot Equivalent Stock Price (price per share)
October 7, 2005
Closing price per share of common stock		$50.73		$50.79		$55.33	(1)

[ * ], 2006
Closing price per share of common stock	$	[ * ]	$	[ * ]	$	[ * ]

(1)	The Jefferson-Pilot equivalent stock prices were calculated by multiplying the per share price of LNC common stock on each date by the exchange ratio of 1.0906.

Because the exchange ratio is fixed and will not be adjusted as a result of changes in market price, the implied value of the merger consideration will fluctuate with the market price of LNC common stock. You should obtain current market quotations for the shares of LNC common stock from a newspaper, the Internet or your broker or banker.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of LNC

The following table shows selected historical consolidated financial data for LNC. The data as of and for each of the five years ended December 31, 2004 was derived from LNC’s audited consolidated financial statements. The data as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 was derived from LNC’s unaudited interim consolidated financial statements. In the opinion of LNC’s management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Detailed historical financial information is included in the audited consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 included in LNC’s Annual Report on Form 10-K for the year ended December 31, 2004, as well as the unaudited interim consolidated balance sheet as of September 30, 2005 and the related unaudited interim consolidated statements of operations and cash flows for the nine month periods ended September 30, 2005 and 2004 included in LNC’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2005. You should read the following selected financial data together with LNC’s historical consolidated financial statements, including the related notes, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

Selected Pro Forma Condensed Consolidated Financial Data of LNC

(in millions, except per share information)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001(1)	2000
Consolidated Summaries of Operations
Total revenue	$4,099.5	$4,023.8	$5,371.3	$5,283.9	$4,635.5	$6,378.0	$6,847.10
Income before cumulative effect of accounting changes	$605.7	$541.6	$731.5	$767.1	$48.8	$561.2	$585.30
Cumulative Effect of Accounting Changes	—	(24.5)	(24.5)	(255.2)	—	(15.6)	—

Net income	$605.7	$517.1	$707.0	$511.9	$48.8	$545.6	$585.30

Per Common Share Data:(2)
Net Income-Basic	$3.50	$2.92	$4.01	$2.89	$0.27	$2.89	$3.06
Net Income-Diluted	3.44	2.88	3.95	2.85	0.26	$2.85	3.03
Common stock dividends	1.100	1.050	1.415	1.355	1.295	1.235	1.18

	At September 30,		At December 31,
	2005	2004	2004	2003	2002	2001	2000
Consolidated Balance Sheet Items
Assets	$122,104.6	$110,377.1	$116,219.3	$106,774.9	$93,184.6	$98,041.6	$99,870.60
Long-term debt	999.5	1,315.4	1,048.6	1,117.5	1,119.2	861.8	712.20
Junior subordinated debentures issued to affiliated trusts	335.9	341.1	339.8	341.3	392.7	474.7	745.00
Shareholders’ equity	6,284.4	5,970.8	6,175.6	5,811.6	5,347.5	5,303.8	4,980.60
Per Common Share Data(2)
Shareholders’ equity (including accumulated other comprehensive income)	$36.23	$34.15	$35.53	$32.56	$30.10	$28.32	$26.05
Shareholders’ equity (excluding accumulated other comprehensive income)	32.65	29.23	30.17	27.69	25.97	27.39	25.88
Market value of common stock	52.02	47.00	46.68	40.37	31.58	48.57	47.31

(1)	LNC sold its reinsurance operations for approximately $2.0 billion on December 7, 2001. Revenues for 2001 and 2000 include $1.7 billion and $1.8 billion, respectively, from the reinsurance operations.
(2)	Per share amounts were affected by the retirement of 2,331,000 and 6,233,307 shares of LNC common stock for the nine month periods ended September 30, 2005 and 2004, respectively, and 7,611,910, 12,088,100 and 6,222,581 shares of LNC common stock in 2004, 2002, 2001 and 2000, respectively. In addition, 4,630,318 shares of LNC common stock were issued in 2001 related to the settlement of stock purchase contracts.

Selected Historical Consolidated Financial Data of Jefferson-Pilot

The following table shows selected historical consolidated financial data for Jefferson-Pilot. The data as of and for each of the five years ended December 31, 2004 was derived from Jefferson-Pilot’s audited consolidated financial statements. The data as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 was derived from Jefferson-Pilot’s unaudited interim consolidated financial statements. In the opinion of Jefferson-Pilot’s management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Detailed historical financial information is included in the audited consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 included in Jefferson-Pilot’s Annual Report on Form 10-K for the year ended December 31, 2004, as well as the unaudited interim consolidated balance sheet as of September 30, 2005 and the related unaudited interim consolidated statements of operations and cash flows for the nine month periods ended September 30, 2005 and 2004 included in Jefferson-Pilot’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2005. You should read the following selected financial data together with Jefferson-Pilot’s historical consolidated financial statements, including the related notes, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

Selected Consolidated Historical Financial Data of Jefferson-Pilot

(in millions, except per share information)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Consolidated Summaries of Operations
Total revenue	$3,139.5	$3,034.1	$4,102.1	$3,572.9	$3,406.0	$3,322.0	$3,272.0
Income before cumulative effect of accounting changes	$428.9	$417.1	$562.7	$491.6	$450.2	$511.3	$512.1
Cumulative effect of accounting changes	—	(16.6)	(16.6)	—	—	1.5	—

Net Income	$428.9	$400.5	$546.1	$491.6	$450.2	$512.8	$512.1

Per Common Share Data
Net Income-Basic	$3.17	$2.89	$3.96	$3.47	$3.07	$3.38	$3.31
Net Income-Diluted	3.15	2.87	3.92	3.44	3.04	3.34	3.28
Common stock dividends	1.215	1.090	1.470	1.293	1.184	1.072	0.960

	At September 30,		At December 31,
	2005	2004	2004	2003	2002	2001	2000
Consolidated Balance Sheet Items
Assets	$35,841.1	$34,645.7	$35,104.8	$32,696.3	$30,618.9	$29,005.0	$27,331.0
Long-term debt	599.7	599.6	599.6	—	—	—	—
Junior subordinated debentures issued to affiliated trusts	309.3	309.3	309.3	309.3	309.3	—	—
Shareholders’ equity	3,858.2	3,829.0	3,933.9	3,805.9	3,540.0	3,390.9	3,158.7
Per Common Share Data
Shareholders’ equity (including accumulated other comprehensive income)	$28.79	$28.05	$28.75	$27.07	$24.79	$22.61	$20.47
Shareholders’ equity (excluding accumulated other comprehensive income)	25.13	23.07	23.76	22.21	20.52	19.84	18.24
Market value of common stock	51.17	49.66	51.96	50.65	38.11	46.27	49.83

Selected Unaudited Pro Forma Condensed Combined Financial Information

The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of Jefferson-Pilot will be recorded as of the completion of the merger, at their respective fair values, and added to those of LNC.

The selected unaudited pro forma condensed combined financial information that follows is intended to provide information regarding how the companies might have looked had LNC and Jefferson-Pilot actually been combined as of the dates indicated. This does not give effect to (1) LNC’s or Jefferson-Pilot’s results of operations or other transactions or developments since September 30, 2005, (2) the impact of possible revenue enhancements, expense efficiencies or synergies expected to result from the merger or contemplated share repurchases of LNC common stock, (3) the merger related costs of approximately $180 million to integrate LNC’s and Jefferson-Pilot’s operations or (4) the effects of transactions or developments that may occur subsequent to the merger, as well as other possible adjustments discussed in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The selected unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have occurred had the merger been consummated prior to the periods presented or the future results that may be achieved after the merger is consummated.

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page 132. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheet of LNC and the historical consolidated balance sheet of Jefferson-Pilot as of September 30, 2005, giving effect to the merger as if it had been consummated on that date. The Unaudited Pro Forma Condensed Combined Statements of Income combine the historical consolidated statements of income of LNC and Jefferson-Pilot for the nine months ended September 30, 2005 and the year ended December 31, 2004, giving effect to the merger as if it had occurred on January 1, 2004. We have adjusted the historical consolidated financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of income, expected to have a continuing impact on the combined results.

The unaudited pro forma adjustments represent management’s estimates based on information available at this time. Actual adjustments to the combined balance sheet and statements of income will differ, perhaps materially, from those reflected in these Unaudited Pro Forma Condensed Combined Financial Statements because the assets and liabilities of Jefferson-Pilot will be recorded at their respective fair values on the date the merger is consummated and the preliminary assumptions used to estimate these fair values may change between now and the completion of the merger.

Selected Pro Forma Condensed Combined Financial Data of

LNC and Jefferson-Pilot

(in millions, except share amounts)

	As of and for the
	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Statement of Income Information
Total revenue	$7,124	$9,316
Income before cumulative effect of accounting changes	$1,013	$1,267
Per share income before cumulative effect of accounting changes
Basic	$3.40	$4.18
Diluted	3.35	4.13
Weighted average shares and share equivalents
Basic	284,091,044	287,262,973
Diluted	288,144,221	290,943,851
Balance Sheet Information (as of September 30, 2005)
Invested assets	$72,508
Total assets	161,689
Policy liabilities	74,344
Long-term debt	2,399
Shareholders’ equity	12,780
Common shares outstanding	284,289,166

UNAUDITED COMPARATIVE PER SHARE DATA

In the following tables, LNC and Jefferson-Pilot provide you, for the periods specified, income from continuing operations, cash dividends declared and book value per common share data separately for LNC and Jefferson-Pilot on a historical basis, on an unaudited pro forma combined basis per LNC common share and on an unaudited pro forma combined basis per Jefferson-Pilot equivalent common share after giving effect to the merger and the payment of the merger consideration. The pro forma amounts included in the table below are presented as if the merger had been effective for the periods presented, have been prepared in accordance with accounting principles generally accepted in the United States and are based on the purchase method of accounting. The Jefferson-Pilot pro forma equivalent earnings per share is calculated by multiplying the LNC pro forma combined earnings by the exchange ratio of 1.0906. The pro forma amounts in the tables below do not, however, give effect to (1) LNC’s or Jefferson-Pilot’s results of operations or other transactions or developments since September 30, 2005, (2) the impact of possible revenue enhancements, expense efficiencies or synergies expected to result from the merger or contemplated share repurchases of LNC common stock, (3) the merger related costs of approximately $180 million to integrate LNC’s and Jefferson-Pilot’s operations or (4) the effects of transactions or developments that may occur subsequent to the merger, as well as other possible adjustments discussed in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements. This data should be read along with the historical consolidated financial statements and notes thereto of LNC and Jefferson-Pilot, which are incorporated by reference in this joint proxy statement/prospectus, and the Unaudited Pro Forma Condensed Combined Financial Statements and accompanying discussions and notes beginning on page 132. See also “Where You Can Find More Information” beginning on page 143.

The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented. The combined financial information as of and for the periods presented may have been different had the merger actually been consummated prior to, as of and during those periods.

	Historical LNC	Historical Jefferson-Pilot	LNC Pro Forma Combined	Jefferson-Pilot Pro Forma Equivalent(1)
	As of and for the nine months ended September 30, 2005
Per Common Share
Income before cumulative effect of accounting change
Basic	$3.50	$3.17	$3.40	$3.71
Diluted	3.44	3.15	3.35	3.65
Dividends	1.10	1.215	1.10	1.20
Book Value	36.23	28.79	45.00	49.08

	As of and for the year ended December 31, 2004
Per Common Share
Income before cumulative effect of accounting change
Basic	$4.01	$3.96	$4.18	$4.56
Diluted	3.95	3.92	4.13	4.50
Dividends	1.415	1.470	1.415	1.543
Book Value	35.53	28.75	N/A	N/A

(1)	The Jefferson-Pilot pro forma equivalent per share amounts are calculated by multiplying the LNC pro forma combined amounts per share by the exchange ratio of 1.0906.

RISK FACTORS

We urge you to carefully consider all of the information we have included and incorporated by reference in this joint proxy statement/prospectus before you vote. See “Where You Can Find More Information” beginning on page 143. You should also read and consider the risks associated with each of the businesses of LNC and Jefferson-Pilot because these risks will also affect the resulting company. These risks can be found in the LNC and Jefferson-Pilot Annual Reports on Form 10-K for the year ended December 31, 2004 and in subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. In addition, we urge you to carefully consider the following material risks relating to the merger and the business of the resulting company.

Risks Relating to the Merger

We must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with unacceptable conditions may jeopardize or delay the merger, result in additional expense or reduce the anticipated benefits of the transaction.

We must obtain specified approvals and consents in a timely manner from federal and state governmental authorities prior to the completion of the merger. State insurance laws generally require that, prior to the acquisition of an insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile or, in certain jurisdictions, where such insurance company is commercially domiciled. If we do not receive these approvals on terms that satisfy the merger agreement, then we will not be obligated to complete the merger. The governmental authorities from which we seek approvals have broad discretion in administering relevant laws and regulations. As a condition to the approval of the merger, governmental authorities may impose requirements, limitations or costs that could negatively affect the way the combined companies conduct business. Neither LNC nor Jefferson-Pilot is obligated to complete the merger if a governmental authority, in connection with the grant of its approval or consent, imposes a condition or restriction upon LNC or Jefferson-Pilot or any of their respective subsidiaries which could reasonably be expected to have a material adverse effect after the completion of the merger on the present or prospective consolidated financial condition, business or operating results of the resulting company after the completion of the merger. If LNC and Jefferson-Pilot agree to any material conditions or restrictions in order to obtain any approvals required to complete the merger, these conditions or restrictions could adversely affect LNC’s ability to integrate the businesses of LNC and Jefferson-Pilot or reduce the anticipated benefits of the merger.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of LNC and Jefferson-Pilot, which could have an adverse effect on their business and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of LNC and Jefferson-Pilot. Specifically:

•	current and prospective employees and agents may experience uncertainty about their future roles with the resulting company, which might adversely affect LNC’s and Jefferson-Pilot’s ability to retain key managers and other employees and agents; and

•	the attention of management of each of LNC and Jefferson-Pilot may be directed toward the completion of the merger and not their ongoing businesses.

Some directors and executive officers of LNC and Jefferson-Pilot have interests and arrangements that are different from, or in addition to, those of LNC and Jefferson-Pilot shareholders.

When considering the recommendation of the LNC and Jefferson-Pilot boards of directors with respect to the merger, you should be aware that some directors and executive officers of LNC and Jefferson-Pilot have interests in the merger that are different from, or in addition to, their interests as shareholders and the interests of shareholders generally. These interests include:

•	becoming executive officers or senior officers of LNC after the transaction;

•	payments under the Jefferson-Pilot executive severance plan which may be triggered if the executive officer’s employment terminates under certain circumstances following the merger;

•	accelerated vesting and exercisability of Jefferson-Pilot stock options issued under Jefferson-Pilot’s equity compensation plans — Jefferson-Pilot’s seven current executive officers and ten current non-management directors currently hold, in the aggregate, 752,001 and 59,528 unvested stock options, respectively, with a weighted average exercise price of $49.75 per share; and

•	appointment of eight LNC directors and seven Jefferson-Pilot directors to the LNC board of directors following the merger.

For example, Mr. Boscia will be Chairman and Chief Executive Officer of the resulting company and can only be removed by approval of 70% of the directors, and Mr. Glass will be President and Chief Operating Officer of the resulting company.

As a result of these interests, these directors and executive officers may be more likely to support and to vote to approve the merger agreement and the plan of merger contained therein than if they did not have these interests. Shareholders should consider whether these interests may have influenced those directors and executive officers to support or recommend approval of the merger. As of the close of business on the record date for the LNC special meeting, LNC directors and executive officers were entitled to vote [    *    ]% of the then outstanding shares of LNC common stock and LNC Series A preferred stock. As of the close of business on the record date for the Jefferson-Pilot special meeting, Jefferson-Pilot directors and executive officers were entitled to vote [    *    ]% of the then outstanding shares of Jefferson-Pilot common stock. See “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 83.

The value of the LNC common stock that Jefferson-Pilot shareholders receive in the merger may be less than the value of such LNC common stock on the date on which the merger was publicly announced, on the date on which you vote or on the date on which Jefferson-Pilot shareholders make their cash/stock election. Further, at the special meetings, shareholders will not know the exact value of the LNC common stock that will be issued in the merger.

At the effective time of the merger, each outstanding share of Jefferson-Pilot common stock will be converted into the right to receive 1.0906 shares of LNC common stock or $55.96 in cash. The ratio at which the shares will be converted is fixed and any changes in the price of LNC common stock will affect the value of the shares of LNC common stock that Jefferson-Pilot shareholders receive in the merger such that, if the price of LNC common stock declines prior to completion of the merger, the value of the stock consideration to be received by Jefferson-Pilot shareholders will decrease. Stock price variations could be the result of changes in the business, operations or prospects of LNC, Jefferson-Pilot or the resulting company, market assessments of the likelihood that the merger will be completed within the anticipated time or at all, general market and economic conditions, regulatory considerations and other factors which are beyond the control of LNC and Jefferson-Pilot.

LNC and Jefferson-Pilot are working to complete the merger as quickly as possible. However, the time period between the shareholder votes taken at the special meetings and the completion of the merger will depend upon the timing and status of the insurance regulatory approvals that must be obtained prior to the completion of the merger and the satisfaction or waiver of the other conditions described in this joint proxy statement/prospectus, and there is currently no way to predict with certainty how long it will take to obtain these approvals. Because the date when the merger is completed will be later than the date of the special meetings, LNC and Jefferson-Pilot shareholders will not know the exact value of the LNC common stock that will be issued in the merger at the time they vote on the merger proposals or at the time Jefferson-Pilot shareholders make their cash/stock elections.

Jefferson-Pilot shareholders may receive a form of merger consideration different from what they elect.

While each Jefferson-Pilot shareholder may elect to receive LNC common stock or cash in the merger, the amount of cash to be exchanged for Jefferson-Pilot common stock, in the aggregate, is fixed at $1.8 billion. As a result, if either a cash or stock election proves to be more popular among Jefferson-Pilot shareholders, and you choose the election that is more popular, you might receive a portion of your consideration in the form that you did not elect.

If you deliver your shares of Jefferson-Pilot common stock in order to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a Jefferson-Pilot shareholder and want to make a cash or stock election, you will have to deliver your stock certificate(s), if any, and a properly completed and signed form of election to the exchange agent. Since the actual election deadline is not currently known, LNC and Jefferson-Pilot will announce the date of the election deadline on or before January 15, 2006 (unless LNC and Jefferson-Pilot otherwise agree), which we expect will be ten days before the expected completion of the merger. For further details on the determination of the election deadline see “The Merger Agreement — Elections — Form of Election” beginning on page 97. You will not be able to sell any shares of Jefferson-Pilot common stock that you have delivered in connection with your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Jefferson-Pilot common stock for any reason until you receive cash and/or LNC common stock in the merger. In the time between the delivery of your shares and the closing of the merger, the trading price of Jefferson-Pilot common stock or LNC common stock may decrease, and you might otherwise want to sell your shares of Jefferson-Pilot to gain access to cash, make other investments or reduce the potential for a decrease in the value of your investment.

The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

You will not know whether you will have taxable gain in connection with the merger until after you vote and make your election. If you have taxable gain, you may have to pay a greater amount of taxes than you expect in connection with the merger.

Jefferson-Pilot shareholders will vote on the transaction and return their merger consideration forms of election prior to the allocation of LNC common stock and cash in the merger. Because Jefferson-Pilot shareholders may receive a different amount of cash and LNC common stock than they elect to receive in the merger, a Jefferson-Pilot shareholder may not know the specific United States federal income tax consequences of the merger at the time such shareholder votes on the transaction. If a Jefferson-Pilot shareholder receives more cash than expected in connection with the merger, the shareholder may recognize an unanticipated taxable gain for United States federal income tax purposes and have to pay a greater amount of taxes than expected in connection with the merger. See “Material United States Federal Income Tax Considerations” beginning on page 91.

The merger agreement limits LNC’s and Jefferson-Pilot’s ability to pursue an alternative acquisition proposal to the merger and requires LNC or Jefferson-Pilot to pay a termination fee of up to $300 million if it does.

The merger agreement prohibits LNC and Jefferson-Pilot from initiating, soliciting, encouraging or facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement — Principal Covenants and Agreements — No Solicitation” beginning on page 104. The merger agreement also provides for the payment by LNC or Jefferson-Pilot of a termination fee of up to $300 million if the merger agreement is terminated in certain circumstances in connection with a third party completing an alternative acquisition. See “The Merger Agreement — Termination Events and Termination Fees” beginning on page 107.

These provisions limit LNC’s and Jefferson-Pilot’s ability to pursue offers from third parties that could result in greater value to LNC’s or Jefferson-Pilot’s shareholders. The obligation to pay the termination fee also may discourage a third party from pursuing an alternative acquisition proposal.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of LNC common stock or Jefferson-Pilot common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approvals of the LNC and Jefferson-Pilot shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law or stock exchange rule, the merger will not be completed. In addition, LNC and Jefferson-Pilot may terminate the merger agreement under certain circumstances. If LNC and Jefferson-Pilot do not complete the merger, the market price of LNC common stock or Jefferson-Pilot common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Further, whether or not the merger is completed, LNC and Jefferson-Pilot will also be obligated to pay certain investment banking, financing, legal and accounting fees and related expenses in connection with the merger, which could negatively impact results of operations when incurred. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, LNC and Jefferson-Pilot cannot assure their respective shareholders that additional risks will not materialize or not materially adversely affect the business, financial results, financial condition and stock prices of LNC or Jefferson-Pilot.

Risks Related to the Resulting Company’s Operations After the Completion of the Merger

The anticipated benefits of combining LNC and Jefferson-Pilot may not be realized.

LNC and Jefferson-Pilot entered into the merger agreement with the expectation that the merger would result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the resulting company in its businesses, cross-selling opportunities, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether LNC and Jefferson-Pilot are integrated in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact the resulting company’s business, financial condition and operating results.

The resulting company may have difficulty integrating Jefferson-Pilot and LNC and may incur substantial costs in connection with the integration.

The resulting company may experience material unanticipated difficulties or expenses in connection with integrating Jefferson-Pilot and LNC, especially given the relatively large size of the merger. Integrating Jefferson-Pilot and LNC will be a complex, time-consuming and expensive process. Before the merger, LNC and Jefferson-Pilot operated independently, each with its own business, products, customers, employees, culture and systems.

The resulting company may face substantial difficulties, costs and delays in integrating Jefferson-Pilot and LNC. These factors may include:

•	perceived adverse changes in product offerings available to clients or client service standards, whether or not these changes do, in fact, occur;

•	conditions imposed by regulators in connection with their decisions whether to approve the merger;

•	potential charges to earnings resulting from the application of purchase accounting to the transaction;

•	the retention of existing clients, key portfolio managers, sales representatives and wholesalers of each company; and

•	retaining and integrating management and other key employees of the resulting company.

After the merger, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful or delayed in implementing the integration of these systems and processes.

Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of clients, employees and agents. Many of these factors are outside the control of either company.

Interest rate risk exposure of each company will add risk for LNC and Jefferson-Pilot shareholders; equity market risk exposure of LNC will add risk for Jefferson-Pilot shareholders.

Because each of Jefferson-Pilot and LNC has exposures to certain market risks, Jefferson-Pilot and LNC shareholders will, upon completion of the merger, have greater exposure to interest rate and equity market risks than they did in the past.

LNC’s and Jefferson-Pilot’s financial position and earnings are each subject to risks resulting from changes in interest rates. Accordingly, the shareholders of the resulting company will continue to be subject to significant interest rate risk exposure.

Some of LNC’s and Jefferson-Pilot’s products, principally fixed annuities and interest-sensitive whole life, universal life and the fixed portion of variable universal life insurance, expose them to the risk that changes in interest rates will reduce the “spread,” or the difference between the amounts that they are required to pay under the contracts and the amounts they are able to earn on their general account investments intended to support their obligations under the contracts. Therefore, in periods of declining interest rates, the resulting company will have to reinvest the cash it receives as interest or return of principal on its investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in its general account in order to borrow at lower market rates, which exacerbates this risk. Because many policies have guaranteed minimum interest or crediting rates and permit a reset of the interest rates only at limited, pre-established intervals, the resulting company’s spreads could decrease and potentially become negative. Declines in the spread from these products could have a material adverse effect on the business or results of operations of the resulting company.

In contrast, in periods of increasing interest rates, the resulting company may not be able to replace the assets in its general account with higher yielding assets needed to fund the higher crediting rates necessary to keep its interest sensitive products competitive. It therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets. A sudden demand among consumers to change product types or withdraw funds could lead the resulting company to sell assets at a loss to meet the demand for funds. This may cause investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses. In addition, unanticipated withdrawals and terminations also may require the resulting company to accelerate the amortization of deferred acquisition costs (DAC), which would increase the current expenses of the resulting company and reduce net income.

LNC’s profitability is subject to risks resulting from declines in equity markets. The fee revenue that LNC earns on equity-based variable annuities, unit-linked accounts, variable universal life insurance policies and investment advisory business, is based upon account values. A weakening of the equity markets results in lower account values, weak equity markets negatively affect LNC’s net income through lower fee revenue and, depending upon the significance of the drop in the equity markets, may result in higher net expenses associated with DAC, deferred sales inducements (DSI), the value of business acquired (VOBA) and deferred front-end sales loads (DFEL) associated with LNC’s products. Furthermore, a decrease in the equity markets will increase the net amount at risk under the guaranteed minimum death benefit, which has the effect of increasing the amount of guaranteed minimum death benefit (GMDB) reserves that LNC must carry. After the merger, Jefferson-Pilot shareholders will have greater exposure to these risks with respect to LNC’s business.

Jefferson-Pilot’s communications business faces risks, which are significantly different from the risks facing LNC’s and Jefferson-Pilot’s insurance businesses.

The communications business of Jefferson-Pilot relies on advertising revenues, and therefore is sensitive to cyclical changes in both the general economy and in the economic strength of local markets. Also, its stations derived nearly 25% of their 2004 and year-to-date 2005 advertising revenues from the automotive industry. If automobile advertising is severely curtailed, it could have a negative impact on broadcasting revenues. For the nine-month period ended September 30, 2005, 7.3% of television revenues came from a network agreement with two CBS-affiliated stations that expires in 2011. The trend in the industry is away from the networks compensating affiliates for carrying their programming and there is a possibility those revenues will be eliminated when the contract is renewed. Technological media changes, such as satellite radio and the internet, and consolidation in the broadcast and advertising industries, may increase competition for audiences and advertisers. The communications business has commitments for purchases of syndicated television programming and commitments for other contracts and future sports programming rights, payable through 2011. These commitments are not reflected as an asset or liability in Jefferson-Pilot’s balance sheet because the programs are not currently available for use and will remain commitments of the resulting company. If sports programming advertising revenue decreases in the future, the commitments may have a material adverse effect on the results of operations of this business.

Anti-takeover provisions could delay, deter or prevent a change in control of LNC even if the change in control would be beneficial to LNC shareholders.

LNC is an Indiana corporation subject to Indiana state law. Certain provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting LNC. Also, provisions in LNC’s articles of incorporation, bylaws as amended upon completion of the merger and other agreements to which LNC is a party could delay, deter or prevent a change in control of LNC, even if a change in control would be beneficial to shareholders. In addition, under Indiana law, directors may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation and the communities in which offices and other facilities are located, and other factors the directors consider pertinent. One statutory provision prohibits, except under specified circumstances, LNC from engaging in any business combination with any shareholder who owns 10% or more of LNC’s common stock (which shareholder, under the statute, would be considered an “interested shareholder”) for a period of five years following the time that such shareholder became an interested shareholder, unless such business combination is approved by the board of directors prior to such person becoming an interested shareholder. In addition, LNC’s articles of incorporation contain a provision requiring holders of at least three-fourths of the voting shares of LNC then outstanding and entitled to vote at an election of directors, voting together, to approve such a transaction rather than the simple majority required under Indiana law. See “Description of LNC Capital Stock — Anti-Takeover Considerations” beginning on page 115.

In addition to the anti-takeover provisions of Indiana law, there are other factors that may delay, deter or prevent a change in control of LNC. After the merger, LNC will continue to be regulated as an insurance holding company and will continue to be subject to the insurance holding company acts of the states in which LNC’s and Jefferson-Pilot’s insurance company subsidiaries are domiciled. The insurance holding company acts and regulations restrict the ability of any person to obtain control of an insurance company without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company, or an insurance holding company which controls an insurance company, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company or insurance company. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained or incorporated by reference in this joint proxy statement/ prospectus, statements made or incorporated by reference in this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which is referred to as the PSLRA. A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others:

•	we may not obtain the approval of LNC and/or Jefferson-Pilot shareholders at their respective special meetings;

•	we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the resulting company or cause us to abandon the merger;

•	we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied;

•	problems may arise with the ability to successfully integrate LNC’s and Jefferson-Pilot’s businesses, which may result in the resulting company not operating as effectively and efficiently as expected;

•	the resulting company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies;

•	the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations;

•	the lowering of one or more of the credit ratings of the resulting company or its subsidiaries may have an adverse impact on the resulting company’s or its subsidiaries’ ability to raise capital and on its liquidity and financial condition;

•	the lowering of one or more of the insurer financial strength ratings of the resulting company’s insurance subsidiaries may have an adverse impact on the premium writings, policy retention and profitability of our insurance subsidiaries or the resulting company;

•	the actual financial position and results of operations of the resulting company may differ significantly from the pro forma financial data contained in this joint proxy statement/prospectus;

•	future legislative, regulatory or tax changes, both domestic and foreign, may affect the cost of, or demand for, the resulting company’s products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserves and/or risk-based capital requirements related to secondary guarantees under universal life and variable annuity products such as Actuarial Guideline 38, restrictions on revenue sharing and 12b-1 payments, and the potential for United States federal tax reform;

•	the initiation of legal or regulatory proceedings against the resulting company and the outcome of any legal or regulatory proceedings, such as: (a) adverse actions related to present or past business practices common in businesses in which we compete; (b) adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and extra-contractual and class action damage cases; (c) new decisions which change the law; and (d) unexpected trial court rulings;

•	changes in future interest rates and reductions in or continued low interest rates may cause a reduction of investment income, the margins of our fixed annuity and life insurance businesses and demand for our products;

•	future declines in the equity market may cause a reduction in the sales of the resulting company’s products, a reduction of asset fees that we charge on various investment and insurance products, an acceleration of amortization of DAC, VOBA, DSI and DFEL and an increase in liabilities related to guaranteed benefit features of our variable annuity products;

•	the resulting company’s various hedging strategies may not be effective to offset the impact of changes in the equity markets;

•	a deviation in actual experience regarding future persistency, mortality, morbidity, interest rates and equity market returns from the assumptions used in pricing products, in establishing related insurance reserves and in the amortization of intangibles that may result in an increase in reserves and/or a decrease in net income;

•	competitive conditions that may affect the level of premiums and fees that the resulting company will be able to charge for our products;

•	uncertainties with respect to capital market conditions which may increase the costs of permanent financing to fund the cash portion of the merger consideration and may impair LNC’s ability to execute on contemplated share repurchases;

•	future loss of key management, portfolio managers, sales representatives or wholesalers; and

•	future changes in general economic or business conditions, both domestic and foreign, that may be less favorable than expected and may affect premium levels, claims experience, the level of pension benefit costs and funding, investment results and foreign exchange rates.

The risks included here are not exhaustive. The annual reports on Form 10-K, subsequent quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by LNC and Jefferson-Pilot with the SEC and incorporated herein by reference include additional factors which could impact our businesses and financial performance. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the impact of all risk factors on our or the resulting company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this joint proxy statement/prospectus, except as may be required by law.

THE LNC SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to LNC shareholders as part of a solicitation of proxies by the LNC board of directors for use at the LNC special meeting and at any adjournment thereof. This joint proxy statement/prospectus provides LNC shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the LNC special meeting.

Date, Time and Place of the LNC Special Meeting

The LNC special meeting will be held at [ * ] a.m., local time, on [ * ], 2006, at the offices of Delaware Investments, Inc., Second Floor Auditorium, Two Commerce Square, 2001 Market Street, Philadelphia, Pennsylvania.

Purposes of the LNC Special Meeting

At the LNC special meeting, LNC shareholders will be asked:

•	to approve the issuance of shares of LNC common stock pursuant to the merger agreement;

•	to approve adjournments of the LNC special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the LNC special meeting to approve the above proposal; and

•	to consider and vote upon other matters that may properly be submitted to a vote at the LNC special meeting or any reconvened meeting following an adjournment of the special meeting.

Record Date; Shares Entitled to Vote; Outstanding Shares

The record date for the meeting for LNC shareholders was [ * ], 2006. This means that you must have been a shareholder of record of LNC common stock or LNC Series A preferred stock at the close of business on [ * ], 2006 in order to vote at the special meeting. You are entitled to one vote for each share of LNC common stock and LNC Series A preferred stock you own on the record date. On LNC’s record date, LNC had [    *    ] shares of LNC common stock and [    *    ] shares of LNC Series A preferred stock outstanding.

A complete list of LNC shareholders entitled to vote at the LNC special meeting will be available for inspection at the executive offices of LNC during regular business hours for a period of at least five business days before the special meeting.

Quorum and Voting Rights

A quorum of shareholders is necessary to hold a valid special meeting of LNC. A majority of all outstanding shares of LNC entitled to vote and present, in person or by proxy, at the special meeting constitutes a quorum. All shares of LNC common stock and LNC Series A preferred stock represented at the special meeting, including abstentions and broker non-votes, will be counted for purposes of determining whether a quorum is present. “Broker non-votes” are shares held by a broker that are represented at the meeting, but with respect to which the beneficial owner has not instructed the broker on the particular proposal and the broker does not have discretionary voting power on such proposal. Once a share is represented for any purpose at the special meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the special meeting, unless a new record date is set). For purposes of voting on each of the proposals set forth below, the owners of shares of LNC common stock and LNC Series A preferred stock vote together as one class.

The votes required to approve the respective proposals at the LNC special meeting are:

•	Approval of the issuance of shares of LNC common stock pursuant to the merger agreement requires the approval of a majority of the votes cast on the proposal by the holders of LNC common stock and LNC Series A preferred stock, voting together as a single class, provided that the total votes cast on the proposal represent over 50% of all securities entitled to vote on the proposal.

•	Approval of adjournments of the LNC special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the LNC special meeting to approve the above proposal requires the affirmative vote of a majority of the votes cast on the proposal, present in person or represented by proxy and entitled to vote at the LNC special meeting.

For a discussion of how broker non-votes and abstentions will affect the outcome of the vote on these proposals, see “— Voting; Proxies — Voting Shares Held in ‘Street Name’” beginning on page 34 and “—Voting; Proxies — Abstaining from Voting” beginning on page 34.

ITEM 1 — THE ISSUANCE OF SHARES OF LNC COMMON STOCK PURSUANT TO THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, LNC shareholders are considering and voting on a proposal to approve the issuance of shares of LNC common stock pursuant to the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. You are also urged to read the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

The LNC board of directors recommends that LNC shareholders vote FOR the issuance of LNC common stock pursuant to the merger agreement.

ITEM 2 — APPROVE ADJOURNMENTS OF THE SPECIAL MEETING, IF NECESSARY, TO PERMIT FURTHER SOLICITATION OF PROXIES

Shareholders may be asked to vote on a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposal. See the discussion regarding adjournments below in “— Adjournments” beginning on page 36.

The LNC board of directors recommends that LNC shareholders vote FOR the proposal to adjourn, if necessary, the LNC special meeting.

Voting by LNC’s Directors and Executive Officers

As of the record date for the LNC special meeting, LNC’s directors and executive officers had the right to vote approximately [    *    ] shares of the then outstanding LNC common stock at the LNC special meeting, which represented [    *    ]% of the LNC common stock outstanding and entitled to vote at the meeting. No LNC director or executive officer or their affiliates beneficially owned any shares of LNC Series A preferred stock.

Voting; Proxies

You may vote in person at the LNC special meeting or by proxy. We recommend you vote by proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote if you attend the special meeting. If you own LNC common stock or LNC Series A preferred stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy/voting instruction card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy/voting instruction card(s), or vote by telephone or over the Internet, your proxy will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy/voting instruction card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your proxy will be voted FOR each of the proposals presented.

If you hold LNC shares in a stock brokerage account or through a broker, bank or other nominee, or, in other words, in “street name,” please follow the voting instructions provided by your broker, bank or other nominee. Also, see “— Voting Shares Held in ‘Street Name’ ” beginning on page 34.

If you participate in LNC’s Employees’ Savings and Profit-Sharing Plan or The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan, your proxy/voting instruction card(s) will include the LNC common stock allocated to your accounts in that plan. You may instruct the plan trustee on how to vote your shares by signing, dating and mailing the enclosed proxy/voting instruction card(s), or by submitting your voting instructions by telephone or over the Internet. The plan trustee will vote your shares in accordance with your instructions and the terms of the plans. If you participate in one of these plans and fail to vote, the plan trustee will vote your shares in the same proportion as it votes the shares for which it receives instructions from other plan participants. Your voting instructions must be received by [ * (E.S.T.)] on [ * ], 2006.

If you participate in LNC’s Dividend Reinvestment Plan, your proxy/voting instruction card(s) will also include the LNC common stock allocated to your accounts in that plan. To vote your shares in that plan, sign, date and mail the enclosed proxy/voting instruction card(s) or submit your voting instructions by telephone or over the Internet, as instructed on your proxy/voting instruction card(s).

Voting Shares Held in “Street Name”

Generally, a broker, bank or other nominee may only vote the common stock that it holds in “street name” for you in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on certain matters that are considered routine.

If you wish to vote on the proposal to approve the issuance of LNC common stock in connection with the merger, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote on the proposal to approve the issuance of LNC common stock in connection with the merger. These broker non-votes are not counted as votes cast on the proposal or as votes cast for purposes of determining whether 50% of all votes entitled to be cast on the proposal have been cast. However, they will be deemed as votes present for quorum purposes.

If you wish to vote on any proposal to approve adjournments of the LNC special meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker generally will have the authority to vote on proposals such as the adjournment of meetings. However, your broker will not be authorized to vote on any proposal to adjourn the special meeting solely relating to the solicitation of proxies to approve the issuance of shares of LNC common stock pursuant to the merger agreement.

Abstaining from Voting

Your abstention from voting will have the following effects:

•	Abstentions will have the same effect as a vote against the approval of the issuance of shares of LNC common stock pursuant to the merger agreement. Abstentions will, however, increase the percentage of votes cast on the proposal and thus could have the effect of causing the proposal to pass if the majority of the votes otherwise cast on the proposal have been voted in favor of the proposal and the abstentions cause the percentage of votes cast on the proposal to total more than 50% of the outstanding shares.

•	Abstentions will have no effect on any proposal to approve adjournments of the LNC special meeting.

How to Vote

You have three voting options:

•	Internet: You can vote over the Internet at the Internet address shown on your proxy/voting instruction card(s). Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy/voting instruction card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy/voting instruction card(s). Telephone voting is available 24 hours a day. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, do not return your proxy/voting instruction card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy/voting instruction card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

A number of brokerage firms and banks participate in a program that also permits shareholders whose shares are held in “street name” to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the brokerage firm or bank that accompany this joint proxy statement/prospectus. If your shares are held in an account at a brokerage firm or bank that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the brokerage firm or bank. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the LNC special meeting; however, you must first obtain a signed and properly executed legal proxy from your broker, bank or other nominee to vote your shares held in “street name” at the special meeting. Requesting a legal proxy will automatically cancel any voting directions you have previously given to your broker, bank or other nominee by the Internet or by telephone with respect to your shares.

Revoking Your Proxy

You can revoke your proxy at any time before its exercise by:

•	sending a written notice to the Corporate Secretary of LNC, at Centre Square West Tower, 1500 Market St., Suite 3900, Philadelphia, Pennsylvania 19102, bearing a date later than the date of the proxy, that is received prior to the LNC special meeting and states that you revoke your proxy;

•	voting again over the Internet or by telephone;

•	signing another proxy/voting instruction card(s) bearing a later date and mailing it so that it is received prior to the LNC special meeting; or

•	attending the LNC special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If your shares are held in “street name,” you will need to contact your broker, bank or other nominee to revoke your proxy.

Other Voting Matters

Voting in Person

If you plan to attend the LNC special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain a legal proxy authorizing you to vote the shares in person, which you must bring with you to the special meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on the SEC’s Internet site at www.sec.gov or on LNC’s Internet site at www.lfg.com or at www.lfgjpmerger.com.

Proxy Solicitations

LNC is soliciting proxies for the LNC special meeting from LNC shareholders. LNC will bear the entire cost of soliciting proxies from LNC shareholders, except that LNC and Jefferson-Pilot will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, LNC’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. LNC has also engaged Georgeson Shareholder Communications, Inc., for a fee of $15,000 plus reimbursement of expenses, to assist in the solicitation of proxies. LNC and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of LNC common stock and LNC Series A preferred stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly vote by telephone or over the Internet or submit your completed proxy/voting instruction card(s) by mail.

Adjournments

If a quorum is not present at the special meeting, the chairman of the meeting will have the authority to adjourn the special meeting to solicit additional proxies without the approval of shareholders. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the issuance of LNC common stock pursuant to the merger agreement, holders of LNC common stock and LNC Series A preferred stock may be asked to vote on a proposal to approve the adjournment of the special meeting to permit further solicitation of proxies. Approval by a majority of the votes cast on the proposal to adjourn the meeting will be required. In addition, if the new date, time or place of the new meeting is not given at the adjourned meeting or if after the adjournment a new record date is fixed for an adjourned meeting, which it must be if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting, notice of the adjourned meeting must be given to each shareholder of record entitled to vote at such special meeting.

Assistance

If you need assistance in completing your proxy/voting instruction card(s) or have questions regarding LNC’s special meeting, please contact Georgeson Shareholder Communications, Inc., LNC’s proxy solicitor, at (888) 277-5654 or write to Georgeson Shareholder Communications, Inc., 17 State Street, New York, New York 10004.

THE JEFFERSON-PILOT SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Jefferson-Pilot shareholders as part of a solicitation of proxies by the Jefferson-Pilot board of directors for use at the Jefferson-Pilot special meeting and at any adjournment thereof. In addition, this joint proxy statement/prospectus is being furnished to Jefferson-Pilot shareholders as a prospectus for LNC in connection with its issuance of shares of LNC common stock to Jefferson-Pilot shareholders in connection with the merger. This joint proxy statement/prospectus provides Jefferson-Pilot shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the Jefferson-Pilot special meeting and to make their election as to whether they prefer to receive cash and/or LNC common stock in connection with the merger. For more information about making an election to receive cash and/or LNC common stock and the adjustments to these elections, see “The Merger Agreement — Elections” beginning on page 97.

Date, Time and Place of the Jefferson-Pilot Special Meeting

The Jefferson-Pilot special meeting will be held at [ * ] a.m., local time, on [ * ], 2006, at Jefferson-Pilot’s offices, Fourth Floor, Jefferson-Pilot Building, 100 North Greene Street, Greensboro, North Carolina.

Purposes of the Jefferson-Pilot Special Meeting

At the Jefferson-Pilot special meeting, Jefferson-Pilot shareholders will be asked:

•	to approve the merger agreement and the plan of merger contained therein;

•	to approve adjournments of the Jefferson-Pilot special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Jefferson-Pilot special meeting to approve the above proposal; and

•	to consider and take action upon any other business that may properly come before the Jefferson-Pilot special meeting or any reconvened meeting following an adjournment of the special meeting.

Record Date; Shares Entitled to Vote; Outstanding Shares

The record date for the meeting for Jefferson-Pilot shareholders was [ * ], 2006. This means that you must have been a shareholder of record of Jefferson-Pilot’s common stock at the close of business on that date in order to vote at the special meeting. You are entitled to one vote for each share of Jefferson-Pilot common stock you own. On Jefferson-Pilot’s record date, Jefferson-Pilot had [    *    ] shares of Jefferson-Pilot common stock outstanding.

A complete list of Jefferson-Pilot shareholders entitled to vote at the Jefferson-Pilot special meeting will be available for inspection at the executive offices of Jefferson-Pilot during regular business hours for at least five business days before the special meeting.

Quorum and Voting Rights

A quorum of shareholders is necessary to hold a valid special meeting of Jefferson-Pilot. A majority of all outstanding shares of Jefferson-Pilot entitled to vote and present, in person or by proxy, at the special meeting constitutes a quorum. All shares of Jefferson-Pilot common stock represented at the special meeting, including abstentions and broker non-votes, will be counted for purposes of determining whether a quorum is present. Once a share is represented for any purpose at the special meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the special meeting).

The approval of the merger agreement and the plan of merger contained therein requires the affirmative vote of a majority of the outstanding shares of Jefferson-Pilot common stock entitled to vote at the Jefferson-Pilot special meeting.

For a discussion of how broker non-votes and abstentions will affect the outcome of the vote on these proposals, see “— Voting; Proxies — Voting Shares Held in ‘Street Name’ ” beginning on page 39 and “— Voting; Proxies — Abstaining from Voting” beginning on page 39.

ITEM 1 — THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, Jefferson-Pilot shareholders are considering and voting on a proposal to approve the merger agreement and the plan of merger contained therein. You should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, you are directed to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

The Jefferson-Pilot board of directors recommends that Jefferson-Pilot shareholders vote FOR the merger agreement and the plan of merger contained therein and your proxy will be so voted unless you specify otherwise.

ITEM 2 — APPROVE ADJOURNMENTS OF THE SPECIAL MEETING, IF NECESSARY, TO PERMIT FURTHER SOLICITATION OF PROXIES

Shareholders may be asked to vote on a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposal. See the discussion regarding adjournments below in “— Adjournments” beginning on page 40.

The Jefferson-Pilot board of directors recommends that Jefferson-Pilot shareholders vote FOR the proposal to adjourn, if necessary, the Jefferson-Pilot special meeting.

Voting by Jefferson-Pilot’s Directors and Executive Officers

As of the record date for the Jefferson-Pilot special meeting, Jefferson-Pilot’s directors and executive officers had the right to vote approximately [    *    ] shares of the then outstanding Jefferson-Pilot common stock at the Jefferson-Pilot special meeting. As of the record date for the Jefferson-Pilot special meeting, these shares represented less than [    *    ]% of the Jefferson-Pilot common stock outstanding and entitled to vote at the meeting.

Voting; Proxies

You may vote in person at the Jefferson-Pilot special meeting or by proxy. We recommend you vote by proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote if you attend the special meeting. If you own Jefferson-Pilot common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy/voting instruction card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy/voting instruction card(s), or vote by telephone or over the Internet, your proxy will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy/voting instruction card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your proxy will be voted FOR each of the proposals presented.

If your Jefferson-Pilot shares are held in “street name” through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee. Also, see “— Voting Shares Held in ‘Street Name’ ” beginning on page 39.

If you participate in Jefferson-Pilot’s 401(k)/TeamShare Plan or Agents’ Retirement Plan, your proxy/voting instruction card(s) will include the Jefferson-Pilot common stock allocated to your accounts in that plan. You may instruct the plan trustee on how to vote your shares by signing, dating and mailing the enclosed proxy/voting instruction card(s), or by submitting your voting instructions by telephone or over the Internet. The plan trustee will vote your shares in accordance with your instructions and the terms of the plans. If you participate in one of those plans and fail to vote, the plan trustee will vote your shares in the same proportion as it votes the shares for which it receives instructions from other participants in that plan. Your voting instructions must be received by [ * (E.S.T.)] on [ * ], 2006.

If you participate in Jefferson-Pilot’s Dividend Reinvestment Plan, your proxy/voting instruction card(s) will also include the Jefferson-Pilot common stock allocated to your accounts in that plan. To vote your shares in that plan, you must, sign, date and mail the enclosed proxy/voting instruction card(s) or submit your voting instructions by telephone or over the Internet, as instructed on your proxy/voting instruction card(s).

Voting Shares Held in “Street Name”

Generally, a broker, bank or other nominee may only vote the common stock that it holds in “street name” for you in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on certain matters that are considered routine.

If you wish to vote on the proposal to approve the merger agreement and the plan of merger contained therein, you must provide instructions to your broker. If you do not provide your broker with instructions, your broker will not be authorized to vote on the proposal to approve the merger agreement and the plan of merger contained therein. This broker non-vote will have the same effect as a vote against the proposal.

If you wish to vote on the proposal to approve adjournments of the Jefferson-Pilot special meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker will not be authorized to vote on any proposal to adjourn the special meeting solely relating to the solicitation of proxies to approve the merger agreement and the plan of merger contained therein.

Abstaining from Voting

Your abstention from voting will have the same effect as a vote against the proposal to approve the merger agreement and the plan of merger contained therein.

How to Vote

You have three voting options:

•	Internet: You can vote over the Internet at the Internet address shown on your proxy/voting instruction card(s). Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy/voting instruction card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy/voting instruction card(s). Telephone voting is available 24 hours a day. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, do not return your proxy/voting instruction card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy proxy/voting instruction card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

A number of brokerage firms and banks participate in a program that also permits shareholders whose shares are held in “street name” to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the brokerage firm or bank that accompany this joint proxy statement/prospectus. If your shares are held in an account at a brokerage firm or bank that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the brokerage firm or bank. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the Jefferson-Pilot special meeting; however, you must first obtain a signed and properly executed legal proxy from your broker, bank or other nominee to vote your shares held in “street name” at the special meeting. Requesting a legal proxy will automatically cancel any voting directions you have previously given to your broker, bank or other nominee by the Internet or by telephone with respect to your shares.

Revoking Your Proxy

You can revoke your proxy at any time before its exercise by:

•	sending a written notice to the Corporate Secretary of Jefferson-Pilot, at 100 North Greene Street, Greensboro, North Carolina 27401, bearing a date later than the date of the proxy, that is received prior to the Jefferson-Pilot special meeting and states that you revoke your proxy;

•	voting again over the Internet or by telephone;

•	signing another proxy/voting instruction card(s) bearing a later date and mailing it so that it is received prior to the special meeting; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If your shares are held in “street name,” you will need to contact your broker, bank or other nominee to revoke your proxy.

Other Voting Matters

Voting in Person

If you plan to attend the Jefferson-Pilot special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain a legal proxy authorizing you to vote the shares in person, which you must bring with you to the special meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on the SEC’s Internet site at www.sec.gov or on Jefferson-Pilot’s Internet site at www.jpfinancial.com or at www.lfgjpmerger.com.

Proxy Solicitations

Jefferson-Pilot is soliciting proxies for the Jefferson-Pilot special meeting from Jefferson-Pilot shareholders. Jefferson-Pilot will bear the entire cost of soliciting proxies from Jefferson-Pilot shareholders, except that LNC and Jefferson-Pilot will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Jefferson-Pilot’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. Jefferson-Pilot has also engaged [*], for a fee of $[*] plus reimbursement of expenses, to assist in the solicitation of proxies. Jefferson-Pilot and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Jefferson-Pilot common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly vote by telephone or over the Internet or submit your completed proxy/voting instruction card(s) by mail.

Shareholders should not submit any stock certificates with their proxy/voting instruction card(s).

Adjournments

If a quorum is not present at the special meeting, the chairman of the meeting will have the authority to adjourn the special meeting to solicit additional proxies without the approval of shareholders. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger agreement and the plan of merger contained therein, holders of Jefferson-Pilot common stock may also be asked to vote on a proposal to approve the adjournment of the special meeting to permit further solicitation of proxies. Approval by a majority of the votes cast on the proposal to adjourn the meeting will be required. In addition, if the new date, time or place of the new meeting is not given at the adjourned meeting or if after the adjournment a new record date is fixed for an adjourned meeting, which it must be if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting, notice of the adjourned meeting must be given to each shareholder of record entitled to vote at such special meeting.

Assistance

If you need assistance in completing your proxy/voting instruction card(s) or have questions regarding Jefferson-Pilot’s special meeting, please contact [[            ], Jefferson-Pilot’s proxy solicitor, at [(    )            ] or write to [            ]].

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject and qualified in its entirety by reference to the merger agreement and the related documents attached as Annexes to this joint proxy statement/prospectus. We urge you to read the entirety of those documents as well as the discussion in this joint proxy statement/prospectus.

Structure of the Merger

The merger agreement provides for the merger of Jefferson-Pilot with Merger Sub. Upon completion of the merger, the separate corporate existence of Jefferson-Pilot will cease and Merger Sub will continue as the surviving entity and a direct wholly owned subsidiary of LNC.

At the effective time of the merger, each issued and outstanding share of Jefferson-Pilot common stock will be converted into the right to receive either (i) 1.0906 shares of LNC common stock or (ii) $55.96 in cash, subject to the election and allocation procedures described in the merger agreement.

Upon completion of the merger, we estimate that Jefferson-Pilot’s former shareholders will own approximately 39% and LNC shareholders will own approximately 61% of the then outstanding shares of LNC common stock. LNC’s shareholders will continue to own their existing shares, which will not be affected by the merger. Shares of LNC common stock will continue to be listed on the NYSE under the trading symbol “LNC.” Upon completion of the merger, Jefferson-Pilot common stock, which is listed on the NYSE under the trading symbol “JP,” will be delisted.

Background of the Merger

At various times over the years, each of LNC’s and Jefferson-Pilot’s boards of directors has considered the possibility of acquisitions, combinations and other business strategies and has engaged with senior management in strategic reviews, including reviews of affiliation opportunities for their respective companies, with a goal of enhancing shareholder value. In addition, at various times over the years, senior executives of LNC and Jefferson-Pilot have engaged in informal discussions with respect to a potential business combination transaction involving the two companies. Specifically, in late-1999 to early 2000, in early 2002, and in late-2003 to early 2004, senior executives of the two companies discussed the possibility of a strategic transaction, but did not reach any agreement and ceased discussions.

At its regularly scheduled meeting on February 14, 2005, the Jefferson-Pilot board approved the 2005 operating plan, and agreed with management’s suggestion that management prepare an analysis of Jefferson-Pilot’s strategic alternatives to increase earnings per share in light of the low interest rate environment.

On April 1, 2005, Dennis R. Glass, President and Chief Executive Officer of Jefferson-Pilot, telephoned Jon A. Boscia, Chairman and Chief Executive Officer of LNC, regarding a possible strategic business combination involving LNC and Jefferson-Pilot. Messrs. Boscia and Glass agreed that they should meet to discuss such a strategic combination.

On April 12, 2005, Jefferson-Pilot’s management made a presentation on growth strategies to the executive committee of the Jefferson-Pilot board of directors. The executive committee consists of six members of the board, including the chairman, the CEO, the lead independent director and three other independent directors. That presentation reviewed Jefferson-Pilot’s historical growth and its current growth challenges. The potential courses of action reviewed were organic growth on a stand alone basis, pursuit of core business acquisitions to strengthen Jefferson-Pilot’s competitive position in its current business, a change in business mix by acquiring a significant new business, and a potential combination with an equal-sized or larger competitor to strengthen the core business and alter the business mix. The organic growth option also included a review of potential financial restructuring alternatives. The presentations included an analysis of potential accretion, market position and earnings mix resulting from potential acquisitions of or combinations with a number of companies in the life insurance industry. The discussion also reviewed the opportunities and risks presented by each course of action.

On May 6, 2005, Mr. Boscia and Mr. Glass met in Philadelphia, Pennsylvania. In general terms, they reviewed the strategic opportunities available to each company, including potential business combinations, potential acquisition opportunities and the ability of each company to maintain a stand alone strategy. Each confirmed that the other’s company was on his respective list of possible combination opportunities. No agreement on terms was reached, however, they concluded that further discussions were warranted.

At an LNC board of directors meeting held on May 12, 2005, Mr. Boscia advised LNC’s board of the preliminary discussions that had occurred with Mr. Glass and indicated that he would provide the board with further information regarding any proposed combination as it developed. The board of directors authorized Mr. Boscia to continue discussions with Mr. Glass concerning a proposed combination.

At the annual planning retreat of the Jefferson-Pilot board, which was held on May 13 and 14, 2005, management made a presentation substantially similar to the presentation (updated to reflect more current market information) made at the April 12 executive committee meeting. At that meeting, representatives of McKinsey & Company and Morgan Stanley discussed with the Jefferson-Pilot board the strategic position of Jefferson-Pilot in the life insurance industry. Mr. Glass advised the board of his preliminary discussions with Mr. Boscia. The board agreed that Mr. Glass should further explore all of the options that were analyzed in the presentation, including potential business combinations.

On June 27, 2005, a meeting of the LNC board of directors was held. Mr. Boscia, along with LNC’s Barbara S. Kowalczyk, Senior Vice President, Corporate Development, and Dennis L. Schoff, Senior Vice President and General Counsel, discussed strategic options, such as remaining a stand alone company or engaging in strategic transactions, and reviewed respective business and product platforms for each strategic option and possible synergies from and risks of each strategic option. The board instructed Mr. Boscia to continue to pursue the potential strategic transactions, including continuing discussions with Jefferson-Pilot.

On June 28, 2005, Mr. Boscia and Mr. Glass met in Greensboro, North Carolina. They discussed many of the same types of matters that were discussed by the LNC board of directors on the previous day, including the shareholder value creation opportunity that a potential combination of the two companies presented. In addition, Mr. Boscia and Mr. Glass discussed management roles should a combination occur, including discussions regarding their respective positions within the resulting organization. A general organizational design for how the resulting organization would be focused and managed was discussed, and the two CEOs agreed that both organizations would further analyze the merits and risks of the potential combination.

On or about June 30 and July 13, 2005, LNC informally engaged Lehman Brothers and Goldman Sachs to act as its financial advisors with respect to pursuing a strategic combination with Jefferson-Pilot and subsequently entered into engagement letters with each firm dated as of June 30, 2005.

During June through August 2005, Mr. Glass had several discussions with two other potential business combination candidates in addition to LNC. On June 15, 2005, Jefferson-Pilot executed a mutual confidentiality agreement with one of the two other companies with whom Mr. Glass had had preliminary discussions concerning a potential business combination, and Jefferson-Pilot received limited expense and operational data from that company. In late June 2005 Jefferson-Pilot’s management concluded that it was not willing to explore further a potential business combination with this candidate on the basis of the limited information that had been provided to it.

On July 7, 2005, LNC and Jefferson-Pilot executed a confidentiality agreement. Over the course of the next two weeks, LNC and Jefferson-Pilot each reviewed and analyzed certain expense and operational data of the other company in order to further evaluate the possible benefits of a potential combination, both independently and collaboratively.

On or about July 15, 2005, Jefferson-Pilot informally engaged Lazard to act as its financial advisor with respect to a potential strategic combination with LNC or other potential business combination candidates, and Jefferson-Pilot and Lazard subsequently entered into an engagement letter for that purpose as of September 1, 2005.

At meetings of the LNC board of directors and its development committee on July 14, 2005, Mr. Boscia and Ms. Kowalczyk provided updates as to the progress of the discussions and possible timelines for a transaction. At the development committee meeting, Ms. Kowalczyk outlined the benefits and risks of a transaction with Jefferson-Pilot. Mr. Boscia and Ms. Kowalczyk discussed various organizational issues, including the chairman, CEO and chief operating officer roles of the resulting company and governance issues, including a supermajority board approval requirement for certain matters. The development committee concurred that it would be appropriate to proceed with management’s review of a potential transaction. At the board of directors meeting later that day, certain measures regarding the size and scope of the two organizations were again reviewed. Mr. Boscia and Ms. Kowalczyk described the potential benefits of a combination, including product and distribution expansion, earnings diversification, capital flexibility, scale and operating model efficiencies. They also described risks related to such a combination including, but not limited to, success of the integration, concentrations of certain product lines and related reserving requirements, including universal life with secondary guarantees and related reserves and exposure to interest rate movements and spread compression. They also discussed preliminary assumptions related to valuation and the resulting impact on earnings per share. The board of directors also discussed governance and other issues, including possible board composition, senior management balance and the potential effect of a transaction on change of control provisions in LNC benefit and compensation plans, geographic impact on employees and additional constituencies, survival of the Lincoln brand, strategic fit of the communications business and use of external advisors.

On July 22, 2005, senior management representatives of LNC and Jefferson-Pilot met in Atlanta, Georgia to discuss the strategies, organization and operations of their respective businesses. Based on the reviews of expense and operational data performed by their respective staffs, the representatives of LNC and Jefferson-Pilot concluded that expense synergies could be realized and that shareholder value could be significantly enhanced through a combination.

On July 29, 2005, Mr. Boscia and Mr. Glass spoke about the progress of each company’s management review of the proposed combination and confirmed the preliminary assessments as to nature and sources of operational integration and expected expense savings and the shareholder value that would result.

At the Jefferson-Pilot executive committee meeting on July 31, 2005 and the board meeting on August 1, 2005, the directors reviewed with management the terms and structure of a possible merger with LNC and one of the other companies with whom Mr. Glass was continuing to have potential combination discussions, as well as other possible merger candidates with whom the company had not been in contact. The board reviewed the potential value creation of possible combination transactions, including potential accretion, expense savings and the relative market positions in the industry of the resulting entities, as well as the stand alone operations alternative.

The LNC board of directors met on August 1, 2005 and reviewed with management the terms and structure of a possible merger with Jefferson-Pilot. The board considered the LNC stand alone alternative and how a transaction with Jefferson-Pilot would be superior to that alternative, including its strategic fit with LNC. LNC management discussed its preliminary financial analysis of a transaction. It also reviewed the subject matter of the discussions between senior management of LNC and Jefferson-Pilot concerning deal risks, comparable transactions, potential organizational issues and next steps. At the meeting, representatives of Lehman Brothers assisted in the presentation and discussion of the proposed merger. The board of directors designated a special advisory committee of the board, consisting of four independent directors, Messrs. Tilton, Johnson, Barrett, and Avery, to consult regularly with senior management and LNC’s advisors as discussions and negotiations continued. Additionally, the board instructed Mr. Boscia to contact Mr. Glass to discuss more specifically the respective roles for each CEO in the resulting organization and to outline expectations as to board continuity and composition.

On August 2, 2005, Mr. Boscia and Mr. Glass spoke to discuss various aspects of the transaction. They affirmed that in a resulting organization, Mr. Boscia would be Chairman as well as Chief Executive Officer and Mr. Glass would be President and Chief Operating Officer, discussed possible board representation from LNC and Jefferson-Pilot and affirmed that a Jefferson-Pilot designated director would serve as lead director. They also discussed the name of the resulting company and the principal business locations of the resulting company, including having Greensboro serve as headquarters for the combined life operations.

On August 8, 2005, Mr. Boscia and Mr. Glass spoke again, to discuss the status of each company’s ongoing analysis. They also discussed the different compensation practices within each organization and the need to harmonize the diverse practices in the resulting organization. They also agreed to meet in person the following week to further discuss these issues as well as to establish parameters and expectations for valuation and the exchange ratio.

On August 9, 2005, Jefferson-Pilot executed a mutual confidentiality agreement with the remaining company with whom Mr. Glass had had preliminary discussions concerning a potential business combination, and the companies exchanged certain expense and operational data.

On August 16, 2005 in Greensboro, Mr. Boscia and Ms. Kowalczyk met with Mr. Glass and Theresa M. Stone, Executive Vice President and Chief Financial Officer of Jefferson-Pilot. The group discussed specific senior management roles as well as approaches to establishing compensation philosophies and practices for the resulting organization. They also discussed potential scenarios in which certain governance matters would require approval of a supermajority of the board of directors of the resulting organization, which the Jefferson-Pilot representatives indicated were necessary to provide reasonable assurance to their board members that significant transactions would require concurrence by both companies’ former directors who were continuing on the resulting company’s board. They also discussed the proposed location of the executive offices of the resulting company in Philadelphia and the importance to Jefferson-Pilot that, if the executive offices were to be located in Philadelphia, there continue to be a significant operational presence in Greensboro. In addition, Mr. Boscia and Mr. Glass in a separate discussion exchanged their respective expectations as to valuation and premium.

On August 17, 2005, the special advisory committee of the LNC board met telephonically to discuss with Mr. Boscia, other members of senior management and a representative of Goldman Sachs the status of discussions held the prior day in Greensboro.

On August 19, 2005, at a meeting of the Jefferson-Pilot executive committee, Mr. Glass and representatives of Lazard updated the committee on the status of discussions with LNC and the other remaining business combination candidate and reviewed the terms and structure of the business combinations being discussed with the two companies, focusing on the accretion and other financial consequences that could result from such combinations. Mr. Glass also updated the committee as to the other strategic alternatives to either potential business combination transaction that the committee and the board had previously reviewed and discussed, including continuing to operate on a stand alone basis. The executive committee urged Mr. Glass to continue discussions with both potential business combination candidates in the form under which the transaction had been discussed.

On August 22, 2005, the other remaining business combination candidate advised Jefferson-Pilot that it was not interested in continuing discussions of a business combination in the form under which the transaction had been discussed, and Jefferson-Pilot’s management concluded that continuing discussions about alternative transactions would not be productive.

The special advisory committee of the LNC board met on September 1, 2005, with Mr. Boscia, other members of senior management and representatives of Goldman Sachs. This meeting included a discussion of the general organizational model that LNC could employ absent a transaction with Jefferson-Pilot and how that organizational model might look in combination with Jefferson-Pilot as well as a discussion about the expected level of cost savings and how an integration process might be managed. This meeting also included an analysis of compensation, benefit and cultural differences between the two companies and an in-depth analysis of the Jefferson-Pilot communications business and the outlook for the broadcasting industry. Representatives of Goldman Sachs assisted with the discussion of topics relating to the Jefferson-Pilot communications business. The special advisory committee requested that Goldman Sachs address various purchase price premiums at the next board of directors meeting.

On September 6, 2005, Mr. Boscia and Mr. Glass met again in Philadelphia to further discuss the relative points of view regarding a proposed combination including valuation and board governance issues.

On September 8, 2005, the LNC board of directors met and discussed the proposed combination with members of senior management and representatives of Goldman Sachs and Lehman Brothers. The discussion included additional background on the strategic rationale for the transaction, the probable organizational structure resulting from the transaction and an in-depth analysis of the Jefferson-Pilot communications business and the broadcast business in general, including the market value of the business and potential impact of that business on the resulting company’s cash flow. Ms. Kowalczyk presented an analysis of the expected cost savings from the integration of the two companies and implementation risks. The board reviewed implied purchase price premiums of a transaction at various exchange ratios and expected EPS accretion/dilution results under various purchase price premium scenarios, the likely financing structure and other key metrics including expected debt leverage and cash coverage ratios. Additionally, the board discussed governance and organizational issues. Management discussed with the board a recommended purchase price premium amount and the basis for such premium. Representatives of Goldman Sachs and Lehman Brothers outlined their respective processes for undertaking a study to enable them to render their respective opinions as to the fairness from a financial point of view to LNC of the consideration to be paid by LNC in the proposed transaction. The board advised Mr. Boscia to discuss with Mr. Glass a transaction in which LNC would pay a premium of 11% based on the average fixed exchange ratio from September 7, 2005 through the day prior to signing of a definitive merger agreement, subject to, among other things, the results of due diligence, the further input of the financial advisors, the outcome of discussions between the parties and the approval of each party’s board of directors of a definitive merger agreement.

On September 8, 2005, Mr. Boscia called Mr. Glass to relay the terms discussed by the LNC board earlier that day.

On September 14, 2005, the Jefferson-Pilot executive committee met and discussed the proposed combination with LNC with members of management and representatives of Lazard. The discussion included updated information concerning the terms of the proposed transaction, the proposed organizational structure resulting from the transaction, the proposed board composition and corporate governance issues, including supermajority approval provisions, the merits of a termination fee and historical precedent for such fee, and an analysis of the business of LNC, particularly the variable annuity, asset management and UK life and pension product businesses, which represented business areas that were new or relatively new to Jefferson-Pilot, including the risks and opportunities relating to such businesses. The board reviewed an analysis of the expected cost savings from the integration of the two companies and the integration risks. The board also reviewed the proposed purchase price premium that had been proposed by LNC, compared against the premium paid in other financial services transactions, as well as against the strategic alternatives of organic growth and the potential of other possible business combination transactions. The executive committee authorized senior management to continue discussions and due diligence toward a possible business combination with LNC.

On September 15, 2005, Mr. Glass reported to Mr. Boscia that the Jefferson-Pilot executive committee reacted favorably to the basic terms of LNC’s offer, but sought clarification on governance issues, including supermajority board voting rights relating to the sale of the resulting company, change in the CEO and material acquisitions, and had authorized Mr. Glass to continue pursuing the possible transaction.

During the period from September 16 through October 7, 2005, representatives of LNC and Jefferson-Pilot, along with their financial, accounting, actuarial and legal advisors conducted a due diligence review of business, financial, actuarial, accounting, legal and operational issues through numerous and extensive meetings by telephone and in person, and through the review of relevant documents and materials, to confirm valuation assumptions, to identify and quantify risks and opportunities, to confirm possible cost savings and synergies and to discuss regulatory requirements and strategies relating to a possible combination.

On September 24, 2005, LeBoeuf, Lamb, Greene & MacRae LLP, which is referred to as LeBoeuf Lamb, delivered a draft of the merger agreement to Jefferson-Pilot and King & Spalding LLP, which is referred to as King & Spalding.

On September 26, 2005, the LNC board of directors met telephonically with members of LNC senior management, representatives of Goldman Sachs and Lehman Brothers and an independent human resources consulting firm to continue discussion of the proposed transaction with Jefferson-Pilot including the various unresolved issues regarding the transaction. LNC’s board of directors discussed a tentative timeline for a transaction and corporate governance issues being discussed between the parties, including the structure of the board of the resulting company, the lead director position of the resulting company and executive retention matters. The board also engaged in discussion with senior management and the financial advisors regarding the supermajority board approval provisions sought by Jefferson-Pilot for certain actions, including a change of control and removal of the chairman and CEO. Representatives of the independent human resources consulting firm discussed methods for retaining Mr. Boscia as Chairman and Chief Executive Officer and Mr. Glass as President and Chief Operating Officer of the resulting organization.

On September 27, 2005, Mr. Boscia and key senior operating officers of LNC met with Mr. Glass and key senior operating officers from Jefferson-Pilot in Richmond, Virginia, to further confirm the cultural fit of the two organizations.

On September 28, 2005, King & Spalding delivered Jefferson-Pilot’s comments to the draft merger agreement to LNC and LeBoeuf Lamb.

On September 29, 2005, the Jefferson-Pilot board of directors met with members of Jefferson-Pilot management and representatives of Lazard and King & Spalding to continue discussions of the proposed transaction with LNC. A representative of King & Spalding reviewed with the board the fiduciary duties of directors in connection with the proposed transaction. The board reviewed and discussed the status of negotiations concerning the potential business combination, including a review of the principal terms of the draft merger agreement, the proposed organizational chart, the supermajority provisions, the composition of the resulting company’s board and board committees and the designation of the chairmen of the committees. The board noted that the proposed termination fee of $300 million, which the draft merger agreement provided would be payable by either party under certain circumstances, was within an acceptable range, based upon other comparable transactions and the prevailing case law, but suggested that such fee should generally not be triggered (other than in connection with a breach of the agreement) unless the other party entered into an alternative transaction with a third party. The board discussed the cash/stock election mechanism, which would provide Jefferson-Pilot shareholders with a choice of preferred merger consideration, subject to proration. The board noted that the cash portion of the proposed merger consideration was slightly higher than originally contemplated but noted that the increased cash positively impacted the EPS accretion/dilution analysis. The board engaged in discussions with management concerning the detailed analyses of cost synergies, which it noted were being developed by the persons in the respective organizations who would be responsible for capturing these savings. The board also discussed the value of the broader product portfolio of the resulting company, which would be obtained with limited overlap in distribution capabilities of the two organizations. The board also discussed the cultural fit of the two organizations and Mr. Glass’ proposal for harmonizing the different compensation structures. The board also reviewed and discussed potential timelines for completion of the business combination and instructed management to complete outstanding diligence and continue discussions relating to the proposed business combination.

On September 30, 2005, the special advisory committee of the LNC board met in Chicago, Illinois, specifically to discuss the proposed transaction with Mr. Glass. On that same date, also in Chicago, Mr. Boscia met with the executive committee of the Jefferson-Pilot board for similar purposes.

From September 30 to October 9, 2005, representatives of LeBoeuf Lamb and LNC met, in person or telephonically, with representatives of King & Spalding and Jefferson-Pilot to negotiate several revisions to the draft merger agreement and drafts of the proposed amendments to LNC’s bylaws to reflect corporate governance changes. Among other things, the revisions to the merger agreement included changes to the representations, warranties and covenants, the cash/stock election mechanism and the maximum amount of cash that would be paid as merger consideration, board approvals requiring supermajority approval, the composition of the board and board committees, the designation of committee chairmen and the circumstances under which the termination fee would be payable.

On October 4, 2005, the Jefferson-Pilot executive committee met with members of management and representatives of Lazard, King & Spalding and outside actuarial and accounting advisors to review a summary of due diligence conducted to date, updated pro forma information for the proposed combination, updated information concerning integration and the cost savings plan (including one-time costs), a summary of LNC products, with a particular focus on the businesses that are new or relatively new to Jefferson-Pilot such as variable annuities, wirehouse distribution, asset management and UK life insurance and pension products businesses, the insurance risks and risk of capital erosion, and the compensation harmonization risks, as well as outstanding litigation, tax and regulatory risks relating to the LNC business.

On October 6, 2005, Jefferson-Pilot formally engaged Morgan Stanley as a financial advisor, principally for the purpose of rendering a fairness opinion to the Jefferson-Pilot board of directors.

On October 7, 2005, the LNC board of directors met to review the activities and discussions of the previous few weeks and consider the terms of the proposed transaction with Jefferson-Pilot. Mr. Boscia along with other members of senior management described the due diligence process followed along with the results of the due diligence, the proposed merger, the proposed organizational structure, the expected integration savings and related one time costs and the meetings with various rating agencies held on October 5 and 6, 2005. They also discussed the expected transaction timeline and next steps. Representatives of LeBoeuf Lamb reviewed in detail with the LNC board of director’s information regarding the proposed transaction, including an overview of the terms of the merger agreement. Representatives of LeBoeuf Lamb also reviewed with the LNC board of directors the fiduciary duties of the directors in connection with the proposed transaction. At this meeting, representatives of Goldman Sachs and Lehman Brothers reviewed the financial terms of the merger agreement, presented certain financial analyses conducted in connection with the proposed transaction and delivered oral opinions, which were subsequently confirmed by delivery of written opinions dated October 9, 2005, that, as of that date and subject to the factors and assumptions set forth therein, the merger consideration was fair from a financial point of view to LNC. At the conclusion of the meeting, the LNC board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the issuance of LNC common stock in the merger and authorized the execution of the merger agreement.

On October 9, 2005, the Jefferson-Pilot board of directors met to consider the terms of the proposed transaction with LNC. Mr. Glass, along with members of management and representatives of Lazard, Morgan Stanley and King & Spalding, described the terms of the proposed merger, the results of due diligence, the proposed organizational structure, expected integration savings and related one-time costs, and the results of the meetings with various rating agencies held on October 5 and 6, 2005, and reviewed and discussed updated information concerning the proposed purchase price premium, compared against the premium paid in other financial services transactions, as well as against the strategic alternatives of organic growth and the potential of other possible business combination transactions, and the accretion/dilution analysis, as impacted by the higher amount of cash consideration being proposed from that originally discussed.

A representative of King & Spalding also reviewed again with the board the fiduciary duties of directors in connection with the proposed transaction and reviewed the terms of the merger agreement. He also reviewed with the board a comparison of the governance provisions of Jefferson-Pilot and LNC. Representatives of Lazard and Morgan Stanley each presented financial analyses conducted in connection with the delivery of their respective opinions, that, as of the date of the meeting and based on and subject to certain assumptions, limitations and qualifications set therein the merger consideration to be received pursuant to the merger agreement was fair, from a financial point of view, to the Jefferson-Pilot shareholders (other than LNC and its affiliates). The board met in executive session to consider the merger, the risks and opportunities presented by the merger and the limited possibility of strategic alternatives (based upon, among other things, Jefferson-Pilot’s history of discussions with other life insurance companies) to the proposed merger. Following this session, the Jefferson-Pilot board of directors unanimously approved the merger agreement and the plan of merger contained therein and authorized the execution of the merger agreement.

Following the Jefferson-Pilot board meeting on October 9, 2005, LNC and Jefferson-Pilot executed the merger agreement.

On October 10, 2005, prior to the commencement of trading of each company’s shares on the NYSE, LNC and Jefferson-Pilot issued a joint press release announcing the proposed merger.

LNC’s Reasons for the Merger and Recommendation of LNC’s Board of Directors

The LNC board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of LNC common stock in connection with the merger, are in the best interests of LNC and its shareholders. Accordingly, LNC, as the sole shareholder of Merger Sub, has approved and adopted the merger agreement and the LNC board of directors recommends that LNC shareholders vote FOR approval of the issuance of shares of LNC common stock pursuant to the merger agreement.

In reaching its conclusion to approve and adopt the merger agreement and to recommend that LNC shareholders approve the issuance of shares of LNC common stock in connection with the merger, the LNC board of directors reviewed and discussed the merger agreement and the transactions contemplated thereby, including the merger and the related transactions, with LNC’s management team and its financial, actuarial and legal advisors and considered a number of factors, including the following:

Strategic Considerations. LNC’s board of directors believes that the merger with Jefferson-Pilot will provide a number of significant strategic opportunities and benefits, including the following:

•	The LNC board of directors believes that the merger is expected to result in a company that will be one of the leading financial services companies in the nation with significant scale and reach in the life insurance, annuity and employer sponsored markets.

•	The merger is expected to create more robust top-line growth as the resulting company will have a broader product portfolio and greater distribution penetration. The LNC board of directors believes that the complementary nature of the respective customer bases, geographic reach, business products and skills of LNC and Jefferson-Pilot may result in enhanced revenue opportunities, and that the merger would bring together companies with complementary distribution networks and multi-channel reach that includes affiliated planners, independent registered representatives, independent marketing organizations, financial institutions and wirehouse/regional broker-dealers.

•	The merger will result in a company that, because of increased size and economies of scale, will have greater capital flexibility, a greater ability to respond to competitive pressures and an enhanced ability to compete profitably, which may result in better debt and financial strength ratings. The LNC board of directors believes that this financial strength will be attractive to the agents, brokers and customers of the resulting company and will better enable the resulting company to manage the risks and uncertainties inherent in the insurance industry in general and in the specific business lines in which the resulting company will operate.

•	The resulting company will include complementary product lines, such as LNC’s variable annuities, fixed and variable universal life, 401(k) and 403(b) products and Jefferson-Pilot’s fixed annuities, including equity-indexed annuities, group life, disability and dental insurance products. In addition, the resulting company will include Delaware Investments, LNC’s investment management organization; Jefferson-Pilot Communications, which owns and operates three television stations, 18 radio stations and the Jefferson-Pilot sports production and syndication business; and Lincoln UK. The LNC board believes that these diverse products and operations will lead to more balanced product risk and create an attractive platform for growth, especially with respect to equity related products. The LNC board also believes that this will result in less volatile earnings and cash flow because of greater diversification of earnings.

•	The LNC board of directors expects the merger to enhance growth opportunities for the resulting company and enable the resulting company to benefit from improved efficiencies and economies of scale. The resulting company is expected to produce annual cost savings of approximately $180 million with 50% phased in within 12 months after completion of the merger, 80% phased in within 24 months and the balance phased in by the end of 2008. These cost savings are expected to result from operating efficiencies, the consolidation of corporate services and headquarters functions, reductions in distribution and marketing costs and the adoption of best practices across the resulting company. In addition, based on the institutional brokers’ estimate system, or IBES estimates, as of October 10, 2005, the merger, net of the one-time costs of the acquisition and integration, is expected to be modestly accretive to the operating earnings per share of the resulting company in the first year, building to 6 percent to 7 percent by the end of 2007. While these synergies reflect management’s estimates, the LNC board of directors recognized that there could be no assurance that these synergies would be achieved. On the other hand, the LNC board of directors recognized that the merger could result in greater synergies and lead to more cost savings than currently projected.

•	The resulting company will have strong management continuity as LNC will be able to augment its talent pool with the most capable managers from Jefferson-Pilot and the resulting company’s management team will be comprised of the most capable managers from both LNC and Jefferson-Pilot.

Other Factors Considered by the LNC Board. In addition to considering the strategic factors outlined above, the LNC board of directors considered the following additional factors:

•	The current and prospective environments in which LNC and Jefferson-Pilot operate, including national and regional industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increased competition in the life insurance and investment advisory and financial service industries, and the likely effect of these factors on LNC’s potential growth, development, productivity and profitability.

•	Historical information concerning Jefferson-Pilot’s and LNC’s respective businesses, financial performance and condition, products and distribution, management, competitive positions and stock performance, including the results of the due diligence review of Jefferson-Pilot’s assets, liabilities, financial condition, businesses and operations, which were consistent with the expectations of the board of directors as to potential operating efficiencies and cost savings as well as other strategic and financial benefits reasonably anticipated as a result of the merger. As insurance products, such as term insurance and universal life, have become more commoditized, the LNC board recognized that the ability to lower expenses is becoming imperative.

•	Management’s assessment that the proposed merger was likely to meet certain criteria they deemed necessary for a successful merger, such as that Jefferson-Pilot is a strategic fit with LNC and that the merger and the related transactions represent acceptable execution risk and the potential for financial benefits to LNC and LNC’s shareholders.

•	The financial analyses of LNC’s financial advisors and their respective opinions that, as of October 9, 2005 and based upon and subject to the factors and assumptions set forth in their respective opinions, the consideration to be paid by LNC pursuant to the merger agreement was fair from a financial point of view to LNC. The written opinions of Goldman Sachs and Lehman Brothers are attached as to this joint proxy statement/prospectus as Annexes C and D, respectively, and are summarized under “— Opinions of Financial Advisors — Opinions of LNC’s Financial Advisors” beginning on page 56.

•	The terms and conditions of the merger agreement, including:

•	the limited number and nature of the conditions to Jefferson-Pilot’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	that LNC may be entitled to receive a $300 million termination fee from Jefferson-Pilot if the merger is not consummated for certain reasons; and

•	the risk that LNC will have to pay Jefferson-Pilot a fee of up to $300 million if the merger agreement is terminated under certain circumstances.

•	That the fixed exchange ratio appropriately reflects the strategic purposes of the merger and is consistent with market practice for mergers of this type and avoids fluctuations caused by near-term market volatility.

•	That the fixed exchange ratio, by its nature, will not adjust to compensate for changes in the stock prices of LNC or Jefferson-Pilot prior to the completion of the merger, and that neither party has any price-based termination right under the merger agreement.

•	The likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary antitrust and other regulatory approvals without unacceptable conditions on a timely basis.

•	The board and management structure of the resulting company provided for under the merger agreement, including LNC’s board representation and the staffing of the executive officer positions of the resulting company, as described in greater detail under “— LNC’s Board of Directors After the Merger.”

•	Its review of the structure of the merger and the financial and other terms of the merger, and the tax consequences of the merger and the related transactions to LNC, Jefferson-Pilot, their respective shareholders and the resulting company.

•	The historical and current market prices of LNC common stock and Jefferson-Pilot common stock.

•	In addition to these factors, the LNC board of directors also considered the potential adverse impact of other factors including:

•	The challenges of combining the operations of two major life insurance businesses and effecting certain cultural changes.

•	The possible disruptions from certain anticipated workforce reductions to be implemented as part of the merger integration plan and the potential loss of key management, portfolio managers, sales representatives or wholesalers before and after the merger.

•	The one-time costs of the acquisition and integration, which management estimated at approximately $180 million. Depending upon the nature of such costs they will either be included the in
•	purchase price allocation or treated as period costs and charged to the statement of operations as incurred, which LNC expects to occur over a three-year period.

•	The risk of concentration of certain product lines and related reserves, including universal life with secondary guarantees, as well as continued exposure to equity market and interest rate risks.

•	The potential dilution to LNC’s shareholders.

•	The risk of diverting management’s attention from other strategic priorities to implement merger integration plans.

The foregoing discussion of the information and factors considered by LNC’s board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in connection with its determination that the terms of the merger agreement, including the merger and the issuance of LNC common stock in the merger, are advisable and in the best interests of LNC and its shareholders. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the LNC board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, the LNC board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate decision, but rather the LNC board of directors conducted an overall analysis of the factors described above, including through discussions with, and the questioning of, LNC’s management team and outside financial, actuarial and legal advisors. In considering the factors described above, individual members of the LNC board may have given different weight to different factors.

In considering the recommendation of the LNC board of directors with respect to the merger agreement and the merger, you should be aware that certain LNC directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of LNC shareholders generally. See the section entitled “— Interests of Directors and Executive Officers in the Merger” beginning on page 83.

Jefferson-Pilot’s Reasons for the Merger and Recommendation of Jefferson-Pilot’s Board of Directors

The Jefferson-Pilot board of directors believes that the merger agreement, the plan of merger contained therein and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Jefferson-Pilot and its shareholders and are consistent with, and in furtherance of, the long-term business strategies and goals of Jefferson-Pilot. Accordingly, the Jefferson-Pilot board of directors has unanimously adopted the merger agreement and the plan of merger contained therein and recommends that Jefferson-Pilot shareholders vote FOR approval of the merger agreement and the plan of merger contained therein.

The Jefferson-Pilot board of directors, in reaching its decision to approve the merger agreement and the plan of merger contained therein, consulted with its management, as well as with its financial, accounting, actuarial and legal advisors, carefully reviewed a significant amount of information and considered a variety of factors weighing positively towards the merger, including, without limitation, the following:

•	The strategic nature of the merger, which will combine highly complementary businesses to create a resulting company with:

•	leadership positions in life, annuity and group market benefits, including the number one position in universal life sales, number five position in total life sales, number five position in variable annuity sales, number six position in variable universal life sales and number eight position in group disability sales, in each case based upon financial analyses performed by Lazard using data from leading industry information services;

•	a multi-channel platform with coverage across a full range of financial planning, general agency and wholesale distribution channels;

•	strengthened relationships with key distributors and strategic partners;

•	broadened product portfolios combining LNC’s strength in life insurance and annuities and 401(k) and 403(b) products, with Jefferson-Pilot’s strength in life insurance and fixed annuities, including equity indexed annuities, and group life, disability and dental insurance products;

•	an attractive platform for growth fueled by a larger and more diversified earnings base with a mix of stable life insurance earnings and equity-driven earnings, which could create a natural hedge against interest rate exposure and equity market risk exposure;

•	revenue enhancement opportunities across business units, distribution channels and product lines;

•	strong capital flexibility and attractive risk profile with anticipated continued strong insurer financial strength and debt ratings; and

•	financial flexibility to pursue further strategic and product initiatives.

•	The exchange ratio of either 1.0906 shares of LNC common stock or $55.96 cash consideration for each share of Jefferson-Pilot common stock (a combination representing a total blended consideration of $55.48 per share based on the October 7, 2005 closing price of LNC common stock), representing a premium of approximately 11% based on the average closing price of Jefferson-Pilot’s common stock from September 7, 2005 to October 7, 2005.

•	The election offered to Jefferson-Pilot shareholders of receiving merger consideration in shares of LNC common stock or cash allows Jefferson-Pilot shareholders to choose, subject to proration, either to receive a cash return on their investment in Jefferson-Pilot or to participate in the benefits of a more diversified company with greater resources and, as LNC shareholders, benefit from any future growth of the resulting company. Jefferson-Pilot shareholders who elect to receive cash will have protection from decreases in the trading price of LNC common stock between the announcement of the merger and the closing of the merger to the extent these Jefferson-Pilot shareholders receive cash in the merger.

•	Because the exchange ratio for the stock is fixed, the opportunity for Jefferson-Pilot shareholders who receive LNC common stock as merger consideration to benefit from any increase in the trading price of LNC common stock between the announcement of the merger and the closing of the merger.

•	Its analysis of the business, operations, financial condition, earnings and prospects of both Jefferson-Pilot and LNC, including the results of Jefferson-Pilot’s due diligence review of LNC and its business.

•	The potential for the merger to create significant cost savings and synergies which will inure to a significant degree to the benefit of Jefferson-Pilot’s shareholders as LNC shareholders and to customers of the resulting company. The anticipated pretax costs savings resulting from the efficiencies in shared services, corporate functions, consolidation and reductions in overlapping business unit costs was estimated to be approximately $180 million.

•	The continuity of certain Jefferson-Pilot senior management in the resulting company through, among other things:

•	the board of directors of the resulting company being a staggered board originally consisting of 7 Jefferson-Pilot representatives and 8 LNC representatives, with a former Jefferson-Pilot director appointed as the lead director of the resulting company;

•	the retention of Dennis R. Glass, President and Chief Executive Officer of Jefferson-Pilot, who will be appointed the President and Chief Operating Officer and a director of the resulting company, and the retention of certain Jefferson-Pilot officers as officers of significant business operations of the resulting company;

•	Jefferson-Pilot board representatives initially having equal representation on all board committees, and Jefferson-Pilot board representatives being the chairmen of the resulting company’s Compensation Committee and its Corporate Governance Committee; and

•	the requirement of a supermajority board approval prior to the resulting company taking certain actions with respect to corporate governance and/or entering into certain extraordinary corporate transactions for 30 months following the effective time of the merger because this requirement ensures that Jefferson-Pilot board representatives will have an approval right over any such proposed actions and/or transactions of the resulting company during this time. For a full description of the governance of the resulting company and the supermajority requirements of the resulting company’s board of directors, see “— Interests of Directors and Executive Officers in the Merger—LNC’s Board of Directors After the Merger” beginning on page 83.

•	The strong track record of Jefferson-Pilot’s management for successful integration following its prior acquisitions.

•	The alternatives reasonably available to Jefferson-Pilot, including:

•	remaining a stand-alone entity and pursuing acquisitions of strategic assets or engaging in a capital reorganization; and

•	the possibility of pursuing an alternative strategic business combination with a third party.

•	The potential for the merger to be accretive to LNC’s earnings in the first year following completion of the merger (excluding one-time costs), which will inure to a significant degree to the benefit of Jefferson-Pilot’s shareholders as well as LNC’s shareholders.

•	The financial opinions of Lazard and Morgan Stanley described in the section entitled “— Opinions of Financial Advisors — Opinions of Jefferson-Pilot’s Financial Advisors” beginning on page 67, to the effect that, as of the date of their opinions and based on and subject to the assumptions, limitations and qualifications described in their opinions, the merger consideration to be received by holders of Jefferson-Pilot common stock under the merger agreement was fair from a financial point of view to the holders of Jefferson-Pilot common stock (other than LNC and its affiliates) and the related presentations.

•	The terms of the merger agreement relating to third-party offers, including:

•	the limitations on the ability of both parties to solicit offers for alternative business combinations;

•	the ability of each party’s board of directors to change its recommendation with respect to the merger agreement and the merger to the extent that party’s board of directors reasonably determines (upon advice of outside legal counsel) that such failure to recommend is required to comply with its fiduciary duties under applicable law; and

•	the inability of each party to terminate the merger agreement solely to accept a third party proposal. See the section entitled “The Merger Agreement” beginning on page 96.

•	The other terms of the merger agreement, including:

•	the representations and warranties of LNC;

•	the covenants of Jefferson-Pilot and LNC and their effect on the operations of Jefferson-Pilot and LNC prior to the merger; and

•	the conditions required to be satisfied prior to completion of the merger. See the section entitled “The Merger Agreement” beginning on page 96.

•	The expectation that the merger will be treated as a reorganization for United States federal income tax purposes as described in the section entitled “Material United States Federal Income Tax Considerations” beginning on page 91.

•	The prospects for the merger receiving necessary regulatory approvals and the anticipated timing and conditions of those approvals.

•	The continued strong presence of the resulting company in Greensboro, North Carolina as the center of operations for its life businesses.

•	The agreed intent of the resulting company to engage in charitable giving and activities to at least the same degree as currently undertaken by LNC, including, without limitation, to use reasonable best efforts (i) to honor all previous charitable commitments made by Jefferson-Pilot up to a limit not to exceed $2,500,000 in the aggregate or five years in duration, and (ii) each year for a period of five years, to engage in charitable giving in respect of the communities to which Jefferson-Pilot currently gives, at a level equal to the greater of $2.5 million in aggregate per year or the level determined using LNC’s charitable giving formula.

•	The current and prospective industry, economic and market conditions and trends, including increased competition in the industry in which Jefferson-Pilot operates, and the belief that the resulting company with greater size and scale would be better positioned to succeed in an industry in which critical mass and market presence are increasingly important.

•	Providing Jefferson-Pilot with greater brand awareness by aligning Jefferson-Pilot with the Lincoln Financial Group name, a strong well-established brand name in the insurance industry.

In addition to these factors, the Jefferson-Pilot board of directors also considered the potential adverse impact of other factors weighing negatively towards the merger. These included the following:

•	The challenges of combining the businesses and workforces of LNC and Jefferson-Pilot.

•	The risk inherent in businesses that will be new to Jefferson-Pilot shareholders, such as variable annuity, wirehouse distribution, asset management and UK life insurance, including, without limitation, the significantly increased exposure to potential equity market volatility.

•	The risk that the cost savings, synergies and other benefits expected to be obtained in the transaction might not be fully realized.

•	The risk of overlap among the distribution networks of Jefferson-Pilot and LNC.

•	The disparities in compensation levels and philosophy may pose cultural and management challenges for the resulting company.

•	The probability that the financial strength ratings for the resulting company will be less favorable than the current comparable ratings for Jefferson-Pilot.

•	The potential disruption to Jefferson-Pilot’s business that may result from the announcement of the merger, including the potential loss of existing customers and employees.

•	Because the exchange ratio for the stock is fixed, Jefferson-Pilot shareholders that select LNC shares as consideration will potentially be adversely affected by any decrease in the sale price of LNC common shares between the date of execution of the merger agreement and the closing of the merger, which would not have been the case had the consideration been based on a fixed value (a fixed dollar amount of value per share in all cases).

•	Based upon current historical practices of Jefferson-Pilot and LNC, the Jefferson-Pilot shareholders that become LNC shareholders pursuant to the merger initially will receive a reduced amount of dividends on an equivalent pro-forma basis than they would have received as Jefferson-Pilot shareholders.

•	The limitations imposed in the merger agreement on the conduct by Jefferson-Pilot of its business prior to completion of the merger.

•	The requirement that Jefferson-Pilot must pay to LNC a termination fee of $300 million if the merger agreement is terminated under certain circumstances specified in the merger agreement. See the section entitled “The Merger Agreement — Termination Events and Termination Fees” beginning on page 107.

•	The risk that the merger might not be completed and the effect of the resulting public announcement of the termination on:

•	the market price of Jefferson-Pilot common stock;

•	Jefferson-Pilot’s operating results, particularly in light of the costs incurred in connection with the proposed transaction, including the potential requirement to make a termination payment; and

•	Jefferson-Pilot’s ability to attract and retain key personnel.

•	The possibility of significant costs and delays resulting from seeking regulatory approvals necessary for completion of the proposed merger and the possibility of not completing the merger if these approvals are not obtained, including any approval by a state insurance regulatory authority.

The Jefferson-Pilot board of directors, in reaching its decision to approve the merger agreement and the plan of merger contained therein, also considered the interests that certain Jefferson-Pilot executive officers and directors may have with respect to the merger in addition to their interests as Jefferson-Pilot shareholders generally and the fact that certain provisions of Indiana law, the LNC certificate of incorporation and bylaws and the LNC shareholders rights plan may be viewed as having anti-takeover effects with respect to transactions not approved by the LNC board of directors (see the section entitled “Comparison of Shareholder Rights and Corporate Governance Matters” beginning on page 116).

The Jefferson-Pilot board of directors concluded that the positive aspects of the merger significantly outweighed the negative factors.

This discussion of the information and factors considered by the Jefferson-Pilot board of directors includes all the material positive and negative factors considered by the Jefferson-Pilot board of directors, but it is not intended to be exhaustive and may not include all of the factors considered by the Jefferson-Pilot board of directors. The Jefferson-Pilot board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of Jefferson-Pilot and its shareholders. Rather, the Jefferson-Pilot board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of the Jefferson-Pilot board of directors may have given differing weights to different factors.

In considering the recommendation of the Jefferson-Pilot board of directors with respect to the merger agreement and the merger, you should be aware that certain Jefferson-Pilot directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of Jefferson-Pilot shareholders generally. See the section entitled “— Interests of Directors and Executive Officers in the Merger” beginning on page 83.

Opinions of Financial Advisors

LNC engaged Goldman Sachs and Lehman Brothers as its financial advisors and Jefferson-Pilot engaged Lazard and Morgan Stanley in connection with the merger. A summary of their respective opinions and related financial analyses appears below.

Opinions of LNC’s Financial Advisors

Descriptions of the fairness opinions of LNC’s financial advisors, Goldman Sachs and Lehman Brothers, in connection with the merger are set forth below. These descriptions are qualified in their entirety by reference to the full text of the opinions included in this joint proxy statement/prospectus as Annexes C and D, respectively. You can read the opinions in their entirety for a discussion of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken by Goldman Sachs and Lehman Brothers in rendering their respective opinions.

Opinion of Goldman Sachs. Goldman Sachs rendered its opinion to LNC’s board of directors that, as of October 9, 2005 and based upon and subject to the factors and assumptions set forth therein, the consideration in the aggregate to be paid by LNC pursuant to the merger agreement is fair from a financial point of view to LNC.

The full text of the written opinion of Goldman Sachs, dated October 9, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. Goldman Sachs provided its opinion for the information and assistance of LNC’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of LNC’s common stock should vote with respect to the issuance of LNC common stock in connection with the merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of LNC and Jefferson-Pilot for the five years ended December 31, 2004;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of LNC and Jefferson-Pilot;

•	Statutory Statements filed by certain insurance subsidiaries of each of LNC and Jefferson-Pilot with the insurance departments of the states under the laws in which they are organized, respectively, for the three years ended December 31, 2004 and the quarterly periods ended March 31, 2005 and June 30, 2005;

•	certain other communications from LNC and Jefferson-Pilot to their respective shareholders;

•	an independent report prepared by Milliman, Inc., dated October 5, 2005, which is referred to as the Milliman Report, relating to certain actuarial and financial matters of Jefferson-Pilot; and

•	certain internal financial analyses and forecasts for Jefferson-Pilot prepared by its management, as reviewed and approved for use in connection with Goldman Sachs’ opinion by the management of LNC, certain internal financial analyses and forecasts for LNC prepared by its management and certain financial analyses and forecasts for the resulting company on a pro forma basis prepared by the managements of LNC and Jefferson-Pilot (which reflect certain adjustments to the basis for reporting under U.S. GAAP), including certain cost savings and operating synergies projected by the managements of LNC and Jefferson-Pilot to result from the merger, which are referred to as the Synergies and collectively referred to as the Forecasts.

Goldman Sachs also held discussions with members of the senior managements of LNC and Jefferson-Pilot regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of LNC and Jefferson-Pilot. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of LNC common stock and the shares of Jefferson-Pilot common stock, compared certain financial and stock market information for LNC and Jefferson-Pilot with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the life insurance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the consent of LNC that the Forecasts, including the Synergies, were reasonably prepared by the managements of LNC and Jefferson-Pilot, as the case may be, on a basis reflecting the best currently available estimates and judgments of the managements of LNC and Jefferson-Pilot, as the case may be. Goldman Sachs also discussed the Milliman Report with the management of LNC and management agreed with the appropriateness of the use of and reliance on the Milliman

Report in the performance of Goldman Sachs’ analysis. Goldman Sachs is not an actuary and its services did not include any actuarial determination or evaluation by Goldman Sachs or any attempt to evaluate actuarial assumptions and Goldman Sachs has relied on LNC’s actuaries with respect to reserve adequacy. In that regard, Goldman Sachs made no analysis of, and expressed no opinion as to, the adequacy of the insurance and investment contract liabilities of LNC or the policy liabilities of Jefferson-Pilot. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of LNC or Jefferson-Pilot or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without adverse effect on LNC or Jefferson-Pilot or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs’ opinion does not address the underlying business decision of LNC to engage in the merger, nor did Goldman Sachs express any opinion as to the prices at which shares of LNC common stock will trade at any time.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to LNC in connection with, and has participated in certain of the negotiations leading to, the merger contemplated by the merger agreement. Goldman Sachs expects to participate in any bridge loan facility entered into by LNC in connection with the merger, as well as to participate in one or more securities offerings, which may include long-term debt, preferred stock or other securities including stock purchase units or a combination of these, that may be undertaken by LNC in lieu of or to replace such bridge loan facility. If such an offering occurs within twelve months of the completion of the merger, Goldman Sachs will be offered the opportunity to participate in such offering upon customary terms. In addition, Goldman Sachs has provided and is providing certain investment banking and other services to LNC, including having acted as exclusive financial advisor to LNC in connection with the sale of its life reinsurance division to Swiss Re Life & Health America Inc., a wholly owned subsidiary of Swiss Reinsurance Company, in December 2001. Goldman Sachs has also provided certain investment banking services to Jefferson-Pilot from time to time, including having acted as a co-manager of the offering of Floating Rate Extendible Notes due 2011 (aggregate principal amount $300 million) of Jefferson-Pilot in January 2004 and as a co-manager of the offering of Senior Floating Rate Notes due 2008 (aggregate principal amount $300 million) of Jefferson-Pilot Life Funding Trust I, a special purpose vehicle formed by Jefferson-Pilot, in May 2005. Goldman Sachs also may provide investment banking services to LNC and Jefferson-Pilot in the future. In connection with the above-described services Goldman Sachs received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to LNC, Jefferson-Pilot and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of LNC and Jefferson-Pilot for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The LNC board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated June 30, 2005, LNC engaged Goldman Sachs to act as its financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, LNC has agreed to pay Goldman Sachs a transaction fee of $15,000,000, a principal portion of which is payable upon consummation of the merger. LNC has agreed to pay Goldman Sachs a fee of approximately $10,000,000 upon receipt of any break-up, termination or similar fee in connection with the merger. In addition, LNC has agreed to reimburse Goldman Sachs for its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Lehman Brothers. On October 9, 2005, Lehman Brothers rendered its opinion to the LNC board of directors that as of such date and, based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be paid by LNC in the merger was fair to LNC.

The full text of the written opinion of Lehman Brothers, dated October 9, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lehman Brothers in connection with the opinion, is attached, to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference. Lehman Brothers provided its advisory services and opinion for the use and benefit of the LNC board of directors in connection with its consideration of the merger. Lehman Brothers’ opinion is not intended to be and does not constitute a recommendation to any shareholders as to how that shareholder should vote or act with respect to the proposed merger or any other matter described in this joint proxy statement/prospectus. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, LNC’s underlying business decision to proceed with or effect the merger. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary of Lehman Brothers’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other things:

•	the merger agreement and the specific terms of the merger;

•	publicly available information concerning LNC that Lehman Brothers believed to be relevant to its analysis, including LNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	publicly available information concerning Jefferson-Pilot that Lehman Brothers believed to be relevant to its analysis, including Jefferson-Pilot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	financial and operating information with respect to the businesses, operations and prospects of LNC furnished to Lehman Brothers by the management of LNC, including financial projections of LNC prepared by management of LNC;

•	financial and operating information with respect to the businesses, operations and prospects of Jefferson-Pilot furnished to Lehman Brothers by the management of Jefferson-Pilot, including financial projections of Jefferson-Pilot prepared by management of Jefferson-Pilot;

•	published estimates of third party research analysts with respect to the future financial performance of each of LNC and Jefferson-Pilot;

•	the trading histories of LNC common stock and Jefferson-Pilot common stock from October 2004 to October 2005 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of LNC and Jefferson-Pilot with each other and with those of other companies that Lehman Brothers deemed relevant;

•	the amounts and timing of the cost savings and operating synergies expected by the management of LNC to result from a combination of the businesses of LNC and Jefferson-Pilot, which is referred to as the Expected Cost Savings;

•	the relative contributions of LNC and Jefferson-Pilot to the current and future financial performance of the resulting company on a pro forma basis;

•	the potential pro forma impact of the merger on the current financial condition and the future financial performance of LNC as prepared by the managements of LNC and Jefferson-Pilot, including the effect of the Expected Cost Savings and the purchase accounting adjustments to the basis for reporting under U.S. GAAP, which are referred to as the Purchase Accounting Adjustments; and

•	the Milliman Report.

In addition, Lehman Brothers had discussions with the managements of LNC and Jefferson-Pilot concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and also undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of LNC and Jefferson-Pilot that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of LNC, upon advice of LNC, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of LNC as to the future financial performance of LNC and that LNC will perform substantially in accordance with such projections. With respect to the financial projections of Jefferson-Pilot, upon advice of LNC and Jefferson-Pilot, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Jefferson-Pilot as to the future financial performance of Jefferson-Pilot and that Jefferson-Pilot will perform substantially in accordance with such projections. In addition, upon the advice of LNC, Lehman Brothers assumed that the amounts and timing of the Expected Cost Savings and the Purchase Accounting Adjustments were reasonable and that the Expected Cost Savings will be realized substantially in accordance with such estimates and the Purchase Accounting Adjustments will be recorded substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of LNC or Jefferson-Pilot and did not make or obtain any evaluations or appraisals of the respective assets or liabilities of LNC or Jefferson-Pilot other than the Milliman Report. Lehman Brothers discussed the Milliman Report with the management of LNC and management agreed with the appropriateness of the use of and reliance on the Milliman Report in the performance of Lehman Brothers’ analysis. Furthermore, Lehman Brothers is not an actuary and its services did not include actuarial determinations or evaluations by Lehman Brothers or an attempt to evaluate actuarial assumptions. In that regard, Lehman Brothers made no analyses of, and expressed no opinion as to, the adequacy of the policy and other insurance reserves of LNC or Jefferson-Pilot and have relied upon information furnished to it by LNC and Jefferson-Pilot as to the adequacy of such reserves. Lehman Brothers’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of Lehman Brothers’ opinion.

As compensation for its services in connection with the merger, LNC paid Lehman Brothers $2,000,000 upon the delivery of Lehman Brothers’ opinion. Compensation of $15,000,000 will be payable on completion of the merger against which the amounts paid for the opinion will be credited. LNC has agreed to pay Lehman Brothers a fee of approximately $10,000,000 upon receipt of any breakup, termination or similar fee in connection with the merger. In addition, LNC has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by LNC and the rendering of the Lehman Brothers’ opinion. Lehman Brothers expects to participate in any bridge loan facility entered into by LNC in connection with the merger, as well as to participate in one or more securities offerings, which may include preferred stock, debt, long-term or other securities including stock purchase units, or a combination of these, that may be undertaken by LNC in lieu of or to replace such bridge loan facility. If such offering occurs within twelve months of the completion of the merger, Lehman Brothers will be offered the opportunity to participate in such offering upon customary term. Lehman Brothers in the past has rendered investment banking services to LNC and Jefferson-Pilot and received customary compensation for such services upon customary terms. In the ordinary course of its business, Lehman Brothers actively trades in the debt or equity securities of LNC and Jefferson-Pilot for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. LNC selected Lehman Brothers as its financial advisor because its investment banking professionals have substantial experience in transactions similar to the merger.

Financial Analyses of LNC’s Financial Advisors

The following is a summary of the material financial analyses presented by Goldman Sachs and Lehman Brothers to the LNC board of directors in connection with providing their opinions to the LNC board of directors. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs and Lehman Brothers. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs or Lehman Brothers. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ and Lehman Brothers’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 7, 2005, and is not necessarily indicative of current market conditions.

Historical Exchange Ratio Analysis. Goldman Sachs and Lehman Brothers calculated the daily ratios of the LNC common stock price to the Jefferson-Pilot common stock price from October 7, 2004 to October 7, 2005. In addition, Goldman Sachs and Lehman Brothers calculated the average historical ratios of shares of LNC common stock to shares of Jefferson-Pilot common stock based on the prices of shares of LNC common stock and Jefferson-Pilot common stock for the thirty-day, three-month and one-year periods ended October 7, 2005, calculating such ratios to include a 0% premium and 11% premium. The following table sets forth the results of this analysis:

Exchange Ratio
Period	0% Premium	11% Premium
As of October 7, 2005	1.0012x	1.1113x
Thirty-day average ended October 7, 2005	0.9832x	1.0913x
Three-month average ended October 7, 2005	1.0088x	1.1197x
One-year average ended October 7, 2005	1.0646x	1.1817x

Merger		1.0906x

Source: FactSet Research Systems Inc. (FactSet).

Historical Trading Analysis. Goldman Sachs and Lehman Brothers compared the historical public market trading performance of LNC, Jefferson-Pilot and Jefferson-Pilot’s insurance operations (excluding its communications business) to the historical public market trading performance of certain selected companies in the life insurance industry. Although none of the selected companies is directly comparable to LNC, Jefferson-Pilot and Jefferson-Pilot’s insurance operations, the companies included were chosen because they are companies with operations that for purposes of analysis may be considered similar to certain operations of LNC, Jefferson-Pilot and Jefferson-Pilot’s insurance operations. The companies selected were:

•	MetLife, Inc.

•	Prudential Financial, Inc.

•	Genworth Financial, Inc.

•	Principal Financial Group, Inc.

•	Nationwide Financial Services, Inc.

•	Torchmark Corporation

•	Protective Life Insurance Company

•	AmerUS Group Co.

Goldman Sachs and Lehman Brothers considered historical data with respect to the trading prices for the common stock of LNC, Jefferson-Pilot and the selected companies for the thirty-day, three-month and one-year periods ended October 7, 2005, and their relative stock performances during the same periods. The results of these analyses are summarized as follows:

	Share Price Increase/(Decrease)
Period	Jefferson-Pilot	LNC	Selected Companies
Thirty-days ended October 7, 2005	2.2%	(0.1)%	(1.1)%
Three-months ended October 7, 2005	0.0%	6.9%	2.0%
One-year ended October 7, 2005	2.0%	7.9%	19.3%

Source: FactSet.

Goldman Sachs and Lehman Brothers also calculated the average common stock price for the thirty-day, three-month and one-year periods ended October 7, 2005, as a multiple of their respective: (a) estimated next twelve months (NTM) earnings and (b) book value, which is the value of common equity reported in financial statements, excluding accumulated other comprehensive income (AOCI), for each of LNC, Jefferson-Pilot and the selected companies. The results of these analyses are summarized as follows:

Average Price/NTM Earnings
Period	Jefferson-Pilot	LNC	Selected Companies
As of October 7, 2005	12.4x	11.3x	12.2x
Thirty-day average ended October 7, 2005	12.2x	11.5x	12.3x
Three-month average ended October 7, 2005	12.4x	11.2x	12.4x
One-year average ended October 7, 2005	12.3x	10.6x	12.0x

Source: FactSet.

Average Price/Book Value (excluding AOCI)
Period	Jefferson-Pilot	LNC	Selected Companies
As of October 7, 2005	2.05x	1.60x	1.53x
Thirty-day average ended October 7, 2005	2.03x	1.62x	1.53x
Three-month average ended October 7, 2005	2.03x	1.59x	1.51x
One-year average ended October 7, 2005	2.06x	1.54x	1.49x

Source: FactSet and SNL Financial.

Finally, Goldman Sachs and Lehman Brothers calculated the average common stock price for the thirty-day, three-month and one-year periods ended October 7, 2005, as a multiple of: (a) estimated next twelve months (NTM) earnings per share and (b) trailing quarterly book value (excluding AOCI) per share for Jefferson-Pilot’s insurance operations as compared to the selected companies. The earnings, book values and equity values with respect to the insurance operations of Jefferson-Pilot were derived by subtracting the earnings, book values and the equity values for the communications operations of Jefferson-Pilot from the corresponding earnings, book values and equity values for the operations of Jefferson-Pilot as a whole. The earnings and book value information for the communications operation were provided by the management of Jefferson-Pilot or taken from the public filings of Jefferson-Pilot. The results of these analyses are summarized as follows:

Average Price/NTM Earnings
Period	Jefferson-Pilot Insurance	Selected Companies*
As of October 7, 2005	11.4x	12.2x
Thirty-day average ended October 7, 2005	11.2x	12.3x
Three-month average ended October 7, 2005	11.3x	12.4x
One-year average ended October 7, 2005	11.3x	12.0x

*	Source: FactSet.

Average Price/Book Value (excluding AOCI)
Period	Jefferson-Pilot Insurance	Selected Companies*
As of October 7, 2005	1.75x	1.53x
Thirty-day average ended October 7, 2005	1.73x	1.53x
Three-month average ended October 7, 2005	1.73x	1.51x
One-year average ended October 7, 2005	1.75x	1.49x

*	Source: FactSet and SNL Financial.

Comparable Companies Analysis. Goldman Sachs and Lehman Brothers calculated valuation multiples implied by the transaction with respect to the insurance operations of Jefferson-Pilot and compared those valuation multiples to comparable valuation multiples of the selected companies. The valuation multiples for each company were calculated by dividing the equity value, in each case, by: (a) expected earnings for the years 2005 and 2006 and (b) book value (excluding AOCI) as of June 30, 2005. As discussed, the estimated earnings, book value and the range of equity values with respect to the insurance operations of Jefferson-Pilot were derived by subtracting certain financial information and the range of equity values (discussed below) for the communications operations of Jefferson-Pilot from the corresponding financial information and the equity value for the operations of Jefferson-Pilot as a whole, in each case using information provided by the management of Jefferson-Pilot and the public filings of Jefferson-Pilot. The results of these analyses are summarized as follows:

	Jefferson-Pilot Insurance		Selected Companies*
	Low	High	Low	High
Equity Value/2005E Earnings	12.7x	13.4x	10.6x	16.4x
Equity Value/2006E Earnings	12.6x	13.3x	10.1x	15.1x
Equity Value/Book Value (ex. AOCI)	1.91x	2.01x	1.19x	2.04x

*	Source: FactSet, SNL Financial and company filings as of June 30, 2005.

Goldman Sachs and Lehman Brothers also calculated and compared various financial multiples and ratios with respect to the radio, television and sports programming components of the communications operations of Jefferson-Pilot with various other public companies in the communications industry. The comparison of financial multiples and ratios for the communications operations of Jefferson-Pilot as a whole were derived by aggregating the comparisons for its radio, television and sports programming components on a separate basis. Goldman Sachs and Lehman Brothers calculated the enterprise value, which is the market value of common equity plus the book value of debt, as a multiple of estimated 2005 and 2006 year earnings before interest, taxes and depreciation and amortization, which is referred to as EBITDA. The estimated EBITDA attributable to the communications operations of Jefferson-Pilot and its components were determined using information provided by the management of Jefferson-Pilot. The same multiples were calculated with respect to other public companies in the communications industry using information, as of June 30, 2005, provided by FactSet. The results of these analyses are summarized as follows:

	Enterprise Value/EBITDA
	Jefferson-Pilot Communications				Selected Companies*
	Low		High		Low		High
Radio
2005E EBITDA	11.2	x	13.7	x	11.2	x	16.1	x
2006E EBITDA	10.2	x	12.4	x	10.1	x	14.1	x

Television
2005E EBITDA	10.5	x	12.3	x	10.9	x	12.5	x
2006E EBITDA	9.4	x	11.0	x	9.3	x	11.0	x

Sports Programming
2005E EBITDA	6.1	x	8.1	x	10.9	x	12.5	x
2006E EBTIDA	5.5	x	7.3	x	9.3	x	11.0	x

Jefferson-Pilot Communications- Total
2005E EBITDA	10.7	x	12.9	x	11.1	x	14.6	x
2006E EBITDA	9.7	x	11.6	x	9.8	x	12.8	x

*	For Television and Sports Programming comparison: Gray Television, Inc., Hearst-Argyle Television, Inc., LIN TV Corp., Nexstar Broadcasting Group, Inc. and Sinclair Broadcast Group, Inc.

For Radio Comparison: Beasley Broadcast Group, Inc., Citadel Broadcasting Corporation, Clear Channel Communications Inc., Cox Radio, Inc., Cumulus Media Inc., Emmis Communications Corporation, Entravision Communications Corporation, Entercom Communications Corp., Radio One, Inc., Regent Communications, Inc. and Spanish Broadcasting System, Inc.

Comparable Transactions Analysis. Goldman Sachs and Lehman Brothers conducted a comparable transactions analysis to assess how similar transactions were valued. Goldman Sachs and Lehman Brothers reviewed certain publicly available information related to comparable transactions to calculate the amount of the premiums paid by acquirers to the acquired companies’ shareholders. Goldman Sachs and Lehman Brothers selected and analyzed the following transactions in the financial institutions and health insurance industries which were valued in excess of $5 billion and announced since 2000.

Date Announced	Acquiror	Target
July 6, 2005	UnitedHealth Group Incorporated	PacifiCare Health Systems, Inc.

June 30, 2005	Bank of America Corporation	MBNA Corporation

June 6, 2005	Washington Mutual, Inc.	Providian Financial Corporation

June 21, 2004	Wachovia Corporation	SouthTrust Corporation

May 7, 2004	SunTrust Banks, Inc.	National Commerce Financial Corporation

May 4, 2004	Royal Bank of Scotland Group plc	Charter One Financial, Inc.

April 26, 2004	UnitedHealth Group Incorporated	Oxford Health Plans, Inc.

February 15, 2004	North Fork Bancorporation, Inc.	Greenpoint Financial Corp.

January 22, 2004	Regions Financial Corporation	Union Planters Corporation

January 14, 2004	J. P. Morgan Chase & Co.	Bank One Corporation

November 17, 2003	The St. Paul Companies, Inc.	Travelers Property Casualty Corp.

October 27, 2003	Anthem, Inc.	Wellpoint Health Networks Inc.

October 27, 2003	Bank of America Corporation	FleetBoston Financial Corporation

May 21, 2002	Citigroup Inc.	Golden State Bancorp Inc.

July 30, 2001	General Electric Company	Heller Financial, Inc.

May 11, 2001	American International Group, Inc.	American General Corporation

April 15, 2001	First Union Corporation	Wachovia Corporation

October 4, 2000	Firstar Corporation	U.S. Bancorp

October 2, 2000	FleetBoston Financial Corporation	Summit Bancorp

For each of the transactions included in the previous table, Goldman Sachs and Lehman Brothers calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the historical stock price of the acquired company as of one-day, one-month and three-months prior to the announcement date. Goldman Sachs and Lehman Brothers also calculated a premium for the proposed merger by comparing the stock price of LNC and Jefferson-Pilot as of October 7, 2005, and the average stock prices during the period between September 7, 2005 and October 7, 2005, with the historical stock prices of LNC and Jefferson-Pilot as of one-day, one-month and three-months prior to October 7, 2005. The results of these analyses are summarized as follows:

	3-Month Market Premium	1-Month Market Premium	1-Day Market Premium
Proposed merger
Average prices 9/7/05 – 10/7/05	11.4%	11.0%	10.2%
LNC/JP prices on 10/7/05	10.1%	9.7%	8.9%

Selected transactions
Mean	26.7%	23.1%	16.5%
Median	23.1%	24.0%	15.1%

Source: FactSet, SNL Financial and Securities Data Company.

Goldman Sachs and Lehman Brothers also analyzed certain information relating to the following selected transactions in the life insurance industry since May 11, 2001:

Date Announced	Acquiror	Target

May 11, 2001	American International Group, Inc.	American General Corporation

December 17, 2001	Sun Life Financial Services of Canada Inc.	Clarica Life Insurance Company

February 17, 2003	Great-West Lifeco, Inc.	The Canada Life Assurance Company

September 28, 2003	Manulife Financial Corporation	John Hancock Financial Services, Inc.

January 31, 2005	MetLife, Inc.	Travelers Insurance Company

Using information provided by FactSet, SNL Financial and other sources for each of the selected transactions, Goldman Sachs and Lehman Brothers calculated: (a) purchase price as a multiple of last twelve months (LTM) earnings, (b) purchase price as a multiple of current year estimated earnings, (c) purchase price as a multiple of book value (excluding AOCI) and (d) estimated forward return on equity (ROE). The same analysis was conducted using LTM earnings, book value and a range of equity values attributable to the insurance operations of Jefferson-Pilot for purposes of comparing the selected transactions to the proposed merger. As discussed, the earnings, book value and the range of equity values with respect to the insurance operations of Jefferson-Pilot were derived by subtracting certain financial information and the range of equity values for the communications operations of Jefferson-Pilot from the corresponding financial information and the equity value for the operations of Jefferson-Pilot as a whole. The following table presents the results of this analysis:

	Purchase Price/Equity Value as Multiple of						Forward ROE
	LTM Earnings		Current Year Earnings		Book Value (ex. AOCI)
Selected transactions
High	18.1x		16.0x		2.82x		17.6%
Mean	13.9x		14.1x		2.04x		15.7%
Median	12.8x		14.1x		1.71x		15.7%
Low	8.6 x		12.1x		1.53x		13.9%

Proposed merger
JP Insurance	12.1-12.7	x	12.7-13.4	x	1.91-2.01	x	15.0%

Pro Forma EPS and Return on Average Equity Accretion/Dilution Analyses. Goldman Sachs and Lehman Brothers performed a pro forma analysis of the financial impact of the merger on LNC’s earnings per share (EPS) for the years 2006, 2007 and 2008, using:

•	certain estimates of earnings as provided by the managements of LNC and Jefferson-Pilot and IBES, which reflect certain adjustments to the basis for reporting under U.S. GAAP;

•	pre-tax projected cost savings and pre-tax integration costs for the resulting company as provided by the managements of LNC and Jefferson-Pilot; and

•	estimates of certain future financing costs and the execution of the contemplated repurchases by LNC of its common stock following the completion of the merger.

Based on this analysis, taking into account the effect of certain pre-tax projected cost savings, but excluding estimated pre-tax integration costs, the proposed merger would be accretive to LNC’s EPS in 2006, 2007 and 2008. Taking into account additional estimated pre-tax integration costs as well as certain pre-tax projected cost savings, the proposed merger would be dilutive to LNC’s EPS in 2006 and accretive to LNC’s EPS in 2007 and 2008.

Goldman Sachs and Lehman Brothers also performed a pro forma analysis of the financial impact of the merger on LNC’s return on average equity, which is referred to as ROAE, using the same assumptions and estimates of earnings, pre-tax projected cost savings and pre-tax integration costs for the resulting company as provided by the managements of LNC and Jefferson-Pilot and IBES.

Based on this analysis, taking into account the effect of certain pre-tax projected cost savings, but excluding estimated pre-tax integration costs, the proposed merger would be dilutive to LNC’s ROAE in 2006 and become less dilutive in 2007 and 2008. After taking into account additional estimated pre-tax integration costs and certain pre-tax projected cost savings, the proposed merger would be dilutive to LNC’s ROAE in 2006 and become less dilutive in 2007 and 2008.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Goldman Sachs’ and Lehman Brothers’ opinions. In arriving at its fairness determination, each of Goldman Sachs and Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any factor or analysis considered by it. Rather, each of Goldman Sachs and Lehman Brothers made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to LNC or Jefferson-Pilot or the contemplated merger.

Goldman Sachs and Lehman Brothers prepared these analyses for purposes of providing their respective opinions to LNC’s board of directors as to the fairness from a financial point of view of the consideration to be paid by LNC in the merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of LNC, Jefferson-Pilot, Goldman Sachs, Lehman Brothers or any other person assumes responsibility if future results are materially different from those forecasted.

The consideration to be paid in the merger was determined through arms’-length negotiations between LNC and Jefferson-Pilot and was approved by LNC’s board of directors. Goldman Sachs and Lehman Brothers provided advice to LNC during these negotiations. Goldman Sachs and Lehman Brothers did not, however, recommend any specific amount of consideration to LNC or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ and Lehman Brothers’ opinions to LNC’s board of directors were one of many factors taken into consideration by LNC’s board of directors in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by each of Goldman Sachs and Lehman Brothers in connection with its fairness opinion and is qualified in its entirety by reference to the written opinions of Goldman Sachs and Lehman Brothers attached to this joint proxy statement/prospectus as Annexes C and D, respectively.

Opinions of Jefferson-Pilot’s Financial Advisors

The full text of the written opinions of Lazard and Morgan Stanley, each dated October 9, 2005, which set forth the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken in connection with the opinions, are attached to this joint proxy statement/prospectus as Annexes E and F, respectively. The summaries of the opinions of Lazard and Morgan Stanley set forth in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinions. We urge you to read the full text of the opinions in their entirety. Each of Lazard and Morgan Stanley provided its opinion for the information and assistance of Jefferson-Pilot’s board of directors in connection with its consideration of the proposed merger. The opinions of Lazard and Morgan Stanley do not constitute a recommendation as to how any shareholder should vote with respect to the proposals set forth in this joint proxy statement/prospectus and do not address the election any shareholders might make regarding the consideration.

Opinion of Lazard

Under a letter agreement as of September 1, 2005, Jefferson-Pilot confirmed the retention of Lazard to act as its investment banker in connection with various possible strategic alternatives then under consideration by Jefferson-Pilot. As part of this engagement, Jefferson-Pilot requested that Lazard evaluate the fairness, from a financial point of view, to the holders of the outstanding shares of Jefferson-Pilot common stock (other than LNC and its affiliates) of the merger consideration to be paid to such holders pursuant to the merger. Lazard has delivered to Jefferson-Pilot’s board of directors a written opinion, dated October 9, 2005, that, as of that date, based on and subject to certain assumptions, factors and qualifications set forth therein, the merger consideration to be paid to the holders of Jefferson-Pilot common stock in the merger is fair, from a financial point of view, to such holders (other than LNC and its affiliates).

The full text of the Lazard opinion is attached to this joint proxy statement/prospectus as Annex E and is incorporated into this joint proxy statement/prospectus by reference. The description of the Lazard opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Lazard opinion set forth in this joint proxy statement/prospectus as Annex E. You are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion.

Lazard’s written opinion was for the benefit of and was rendered to Jefferson-Pilot’s board of directors in connection with its consideration of the merger. In rendering its written opinion, Lazard analyzed the merger as a strategic business combination not involving a sale of control of Jefferson-Pilot. Lazard’s written opinion does not address the merits of the underlying decision by Jefferson-Pilot to engage in the merger or the relative merits of the merger as compared to other transactions or business strategies that might have been available to Jefferson-Pilot and does not constitute an opinion or recommendation as to how any shareholder should vote on any matter relating to the merger. Lazard’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the Lazard opinion. Subsequent developments may affect the conclusion expressed in Lazard’s opinion and Lazard assumes no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The following is only a summary of the Lazard opinion. You are urged to read the entire opinion.

In the course of performing its review and analyses in rendering its opinion, Lazard:

•	reviewed the financial terms and conditions of the merger agreement;

•	analyzed certain publicly available financial statements and historical business information relating to Jefferson-Pilot and LNC, respectively;

•	reviewed various internal financial forecasts and other financial and operating data prepared by the managements of Jefferson-Pilot and LNC, respectively, with respect to the businesses and prospects of Jefferson-Pilot and LNC, respectively, the strategic objectives of each, and their estimates of synergies and other anticipated strategic, financial and operational benefits of the merger to the resulting company;

•	held discussions with members of the senior managements of Jefferson-Pilot and LNC with respect to the businesses and prospects of Jefferson-Pilot and LNC, respectively, the strategic objectives of each, and their estimates of synergies and other anticipated strategic, financial and operational benefits of the merger to the resulting company;

•	compared the financial performance of Jefferson-Pilot and LNC and the prices and trading activity of Jefferson-Pilot common stock and LNC common stock with that of certain other publicly traded companies Lazard believed to be generally comparable with Jefferson-Pilot and LNC, respectively, and their securities;

•	reviewed the potential pro forma impact of the merger on the resulting company’s financial results;

•	reviewed the financial terms, to the extent publicly available, of certain business combinations involving companies in lines of businesses Lazard believed to be generally comparable to those of Jefferson-Pilot and LNC, and in other industries generally;

•	reviewed the historical stock prices and trading volumes activity of Jefferson-Pilot common stock and LNC common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard relied upon the accuracy and completeness of the information provided to it and did not assume any responsibility for and did not conduct any independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities of Jefferson-Pilot or LNC or any of their respective subsidiaries, or concerning the solvency or fair value of any of the foregoing entities, and Lazard was not furnished with any such evaluation or appraisal. Lazard did not rely upon or receive any valuation of Jefferson-Pilot or LNC prepared by any independent third party, including actuarial appraisals of Jefferson-Pilot or LNC. Lazard is not an actuarial firm and its services did not include actuarial determinations or evaluations or an attempt to evaluate actuarial assumptions. With respect to financial forecasts, including projected synergies and other anticipated strategic, financial and operational benefits of the merger, Lazard assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the managements of Jefferson-Pilot and LNC as to the future financial performance of Jefferson-Pilot, LNC and the resulting company, respectively. Lazard assumes no responsibility for and expresses no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed that the merger would be consummated on the terms described in the merger agreement, including, among other things, that the merger would be treated as a reorganization under Section 368(a) of the Code and that the merger would be consummated without any waiver of any material terms or conditions. In addition, Lazard assumed that obtaining the necessary regulatory and third-party approvals for the merger would not have an adverse effect on Jefferson-Pilot, LNC or the resulting company, or on the contemplated benefits of the consummation of the merger.

Lazard did not express any opinion as to the price at which shares of Jefferson-Pilot common stock or LNC common stock might trade subsequent to the announcement of the merger or as to the price at which shares of LNC common stock might trade subsequent to the consummation of the merger.

Lazard has provided investment banking services to LNC on a transaction which was not consummated for which LNC has agreed to pay Lazard a fee of $50,000. In addition, in the course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity owned in large part by managing directors of Lazard) may from time to time effect transactions and hold securities, including derivative securities, of Jefferson-Pilot or LNC for their own accounts and for the accounts of clients and customers, and, accordingly, may hold a long or short position in such securities.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Public Market Comparison. Lazard reviewed and compared certain financial information of Jefferson-Pilot, LNC and the companies listed below, which were chosen for comparison purposes through a review of publicly traded life insurance companies of similar operating characteristics and size:

•	Prudential Financial, Inc.

•	MetLife, Inc.

•	Genworth Financial, Inc.

•	Principal Financial, Inc.

•	Torchmark Corporation

•	Nationwide Financial Services, Inc.

•	Protective Life Insurance Company

In general, financial data used were as of June 30, 2005, and market data used were as of October 7, 2005. In the course of its analysis, Lazard calculated the following items as a multiple of share price for each of the companies: (i) 2005 estimated EPS based on median estimates from IBES; (ii) 2006 estimated EPS based on median IBES estimates; (iii) reported GAAP book value as of June 30, 2005; and (iv) GAAP book value adjusted to exclude accumulated other comprehensive income as of June 30, 2005, which is referred to as adjusted book value. Lazard then compared the mean and median multiples from the selected life insurance companies (excluding Jefferson-Pilot and LNC) to the multiples resulting from the merger. In performing this comparison, Lazard calculated a per share merger consideration of $55.48, based on a 1.0906 exchange ratio, a $55.96 cash election, and a 76%/24% proration of the merger consideration between stock and cash. The results of this analysis are summarized as follows:

	Jefferson- Pilot /LNC Merger		Trading				Public Life Companies (Excl. Jefferson- Pilot & LNC)				Prudential Financial		MetLife		Gen- worth		Principal Financial		Torch- mark		Nation- wide Financial		Protective Life
			Jefferson- Pilot		LNC		Mean		Median
Market Data:
Current Share Price (10/7/05)	$55.48	(a)	$50.79		$50.73						$65.08		$48.34		$30.88		$46.74		$52.59		$39.27		$42.53
FD Equity Market Capitalization	$7,510		$6,848		$8,912						$33,822		$36,888		$14,616		$13,190		$5,551		$6,039		$2,995
Share Price as a Multiple of:
2005E EPS	13.5	x	12.3	x	11.6	x	12.6	x	11.9	x	14.1	x	11.4	x	12.5	x	16.4	x	11.4	x	10.6	x	11.9	x
2006E EPS	13.0	x	11.9	x	11.3	x	11.6	x	11.0	x	12.2	x	10.9	x	11.4	x	15.1	x	10.5	x	10.1	x	11.0	x
Reported Book Value	1.84	x	1.69	x	1.38	x	1.39	x	1.42	x	1.49	x	1.42	x	1.08	x	1.79	x	1.59	x	1.11	x	1.29	x
Adjusted Book Value	2.24	x	2.05	x	1.61	x	1.62	x	1.62	x	1.65	x	1.62	x	1.28	x	2.23	x	1.83	x	1.19	x	1.51	x

(a)	Based on 1.090 exchange ratio for stock election and $55.96 for cash election and 76% stock proration and 24% cash proration.

Sum-of-the-Parts Analysis. Lazard performed a “sum-of-the-parts” analysis of Jefferson-Pilot by determining trading reference ranges for each of Jefferson-Pilot’s constituent insurance, radio/sports broadcasting, television broadcasting and corporate operations by using certain financial forecasts for fiscal year 2006 provided by Jefferson-Pilot management and other publicly available financial forecast information for fiscal year 2006.

In the case of Jefferson-Pilot’s insurance operations, Lazard assumed a reference multiple range of 10.0x to 11.5x estimated net operating earnings. In the case of Jefferson-Pilot’s radio/sports broadcasting operations, Lazard assumed a reference multiple range of 9.5x to 11.0x 2006 estimated cash flow for the radio/sports broadcasting operations, which is referred to as Radio/Sports Broadcast Cash Flow. In the case of Jefferson-Pilot’s television broadcasting operations, Lazard assumed a reference trading multiple range of 9.0x to 9.5x estimated cash flow for the television broadcasting operations for fiscal year 2006, which is referred to as Television Broadcast Cash Flow. In the case of Jefferson-Pilot’s corporate operations, Lazard assumed a reference trading multiple range of 8.0x to 10.0x estimated net operating earnings.

In deriving a reference multiple range for Jefferson-Pilot’s insurance net operating earnings, Lazard reviewed the trading statistics of the publicly traded life insurers listed above, particularly those companies whose earnings are derived primarily from the sale of life insurance and annuity products in the United States.

In deriving a reference multiple range for Jefferson-Pilot’s Radio/Sports Broadcast Cash Flow, Lazard reviewed the trading statistics of the following publicly traded radio broadcasting companies:

	Clear Channel	Emmis	Citadel	Radio One	Entercom	Cox Radio	Spanish Broadcasting	Salem	Beasley	Saga	Regent	Summary Statistics
												Mean	Median
Market Data:
Current Share Price (10/7/05)	$31.61	$20.86	$13.79	$12.79	$30.47	$14.76	$7.00	$18.21	$14.08	$13.21	$5.21
Enterprise Value	24,257	2,541	2,283	2,242	1,906	1,931	963	774	479	424	313
Enterprise Value as a Multiple of:
Broadcast Cash-Flow:
2005E	10.3x	11.0x	12.1x	11.3x	9.9x	10.7x	13.7x	10.1x	11.9x	8.3x	10.6x	10.9x	10.7x
2006E	9.3	10.9	11.3	10.4	9.2	10.0	12.2	9.4	10.9	7.7	10.0	10.1	10.0

In deriving a reference multiple range for Jefferson-Pilot’s estimated 2006 Television Broadcast Cash Flow, Lazard reviewed the trading statistics of the following publicly traded television broadcasting companies:

	Gray	Hearst Argyle	Liberty	LIN	Nexstar	Sinclair	Young	Summary Statistics
								Mean	Median
Market Data:
Current Share Price (10/7/05)	$10.05	$25.32	$46.81	$13.22	$5.30	$8.61	$3.07
Enterprise Value	1,146	3,264	876	1,328	783	2,293	739
Enterprise Value as a Multiple of:
Broadcast Cash-Flow:
2005E	9.4x	11.5x	10.5x	11.2x	8.5x	10.9x	17.8x	11.4x	10.9x
2006E	8.4	9.4	8.6	9.5	7.8	8.8	10.8	9.0	8.8

Based on the implied trading reference ranges for each of these constituent operations, Lazard calculated implied trading reference ranges of Jefferson-Pilot as a whole, and such trading reference ranges were subsequently utilized to calculate the implied price per share trading reference ranges of Jefferson-Pilot common stock. The high and low price per share values of Jefferson-Pilot resulting from the sum-of-the-parts analysis were compared to LNC’s stock price of $50.73 as of October 7, 2005, the last trading day before the transaction with LNC was announced, to calculate a range of implied exchange ratios, assuming a 100% stock transaction. These ranges were then compared to the agreed exchange ratio of 1.0906 in the merger, assuming an all-stock transaction. The results of this analysis are summarized as follows (in millions, except per share amounts):

Reference Trading Range
	Total	Per Share
Equity Value	$6,068 – $6,959	$44.54 – $51.61
Implied Exchange Ratio Based on LNC Share Price of $50.73(a)		0.878 – 1.017
Implied Exchange Ratio in the LNC/Jefferson-Pilot Merger		1.0906

(a)	For 100% stock transaction.

Contribution Analysis. Lazard analyzed the relative potential contributions of each of Jefferson-Pilot and LNC to the resulting company for (i) the latest twelve months’ operating income as if the companies had been combined; (ii) the estimated operating income for 2005 and 2006, based on median IBES forecasts and the forecasts of the managements of Jefferson-Pilot and LNC; (iii) book value; (iv) adjusted book value; and (v) market capitalization (based on the fully diluted common shares of each company outstanding as of October 7, 2005). In determining the potential contribution of each company, Lazard did not take into account any operating, financial or accounting impacts resulting from the merger, any cost savings or other benefits projected by Jefferson-Pilot and LNC to be realized from the merger, or any other pro forma impacts of the merger. Lazard then used the relative potential contributions of each of Jefferson-Pilot and LNC to compute an implied exchange ratio for each item listed above, which was then compared with the exchange ratio for the proposed merger. The results of this analysis are summarized as follows:

	Contribution		Implied Exchange Ratio
	Jefferson-Pilot	LNC
Income Statement:
Latest Twelve Months’ Operating Income	43%	57%	0.968
2005E Operating Income — IBES Median	42%	58%	0.953
2006E Operating Income — IBES Median	42%	58%	0.949
2005E Operating Income — Management	40%	60%	0.880
2006E Operating Income — Management	40%	60%	0.881

Balance Sheet:
Book Value	39%	61%	0.828
Adjusted Book Value	38%	62%	0.793

Market Capitalization(a)	43%	57%	1.001
LNC / Jefferson-Pilot Merger(b)	46%	54%	1.0906

(a)	Based on common shares outstanding.
(b)	Assuming an all-stock transaction. Jefferson-Pilot shareholders would receive 46% of the value allocated in the transaction regardless of the mix of consideration.

Selected Precedent Transactions Analysis. Lazard reviewed 17 precedent merger transactions involving companies in the financial services industry since 1995 where the smaller company was allocated at least 40% of the resulting company board of directors and/or the shareholders of the smaller combined company owned at least 40% of the pro forma resulting company. These transactions are referred to as the financial services transactions. Lazard calculated the premium implied by the exchange ratio in each of the financial services transactions to the closing stock prices for the parties in the financial services transactions on the day prior to the announcement of the transaction and calculated the resulting ownership percentages of the constituent shareholders in the resulting company. Lazard then compared the results of this analysis to corresponding data for the proposed merger. The results of this analysis are summarized as follows:

Date	Merger Partners	Equity Deal Value ($BN)	One-day Premium		% Cash	Ownership %	Board (%)	Super- Majority Provision		Chairman	CEO	Name	HQ City
2/15/04	North Fork/GreenPoint	$6.4	14%		0%	55% /45%	67% /33%(a)	No		North Fork	North Fork	North Fork	North Fork
1/22/04	Regions/Union Planters	6.0	0		0	59/41	50/50	Yes	(b)	Regions(c)	Regions(c)	Regions	Regions
1/14/04	JPMorgan/Bank One	58.7	15		0	58/42	50/50	Yes		JPMorgan	JPMorgan(c)	JPMorgan	JPMorgan(d)
11/17/03	Travelers/ St. Paul	8.4	0		0	66/34	52/48	Yes		Travelers(c)	St. Paul	Mix	St. Paul
10/27/03	Anthem/ WellPoint	16.4	20		24	47/53	58/42	Yes	(b)	WellPoint(e)	Anthem	WellPoint	Anthem
4/15/01	First Union/ Wachovia	13.6	7		0	73/27	50/50	Yes		Wachovia(e)	First Union	Wachovia	First Union
10/4/00	Firstar/ U.S. Bancorp	21.2	21		0	50/50	56/44	No		U.S. Bancorp	Firstar	U.S. Bancorp	U.S. Bancorp
3/14/99	Fleet/ Bank Boston	16.3	13		0	62/38	55/45	Yes		Fleet(c)	Fleet(c)	Mix	Same
11/23/98	UNUM/ Provident	4.9	5		0	58/42	53/47	Yes		UNUM	UNUM(c)	Mix	Provident
7/1/98	Star Banc/ Firstar	7.4	44		0	49/51	56/44	No		Firstar	Star Banc	Firstar	Firstar
6/8/98	Norwest/ Wells Fargo	34.6	9		0	47/53	50/50	No		Wells Fargo	Norwest	Wells Fargo	Wells Fargo
4/13/98	NationsBank/ B of A	66.6	0		0	54/46	55/45	No		Nations- Bank(c)	Nations- Bank(c)	New	Nations- Bank
4/13/98	Bank One/ First Chicago	29.5	6		0	60/40	50/50	No		First Chicago	Bank One	Bank One	First Chicago
4/6/98	Travelers/ Citicorp	82.5	8		0	50/50	50/50	No		Co-Chairmen	Co-CEOs	New	Same
2/5/97	Dean Witter/ Morgan Stanley	10.7	11		0	55/45	50/50	Yes		Dean Witter	Dean Witter	Mix	Same
8/28/95	Chemical/ Chase Manhattan	11.4	7		0	58/42	57/43	No		Chemical	Chemical	New	Same
7/11/95	First Chicago/ NBD	5.1	3		0	50/50	50/50	No		First Chicago(c)	NBD	Mix	First Chicago

	Mean		11%
	Median		8%

	LNC / Jefferson-Pilot	$7.5	9	%(f)	24%	61% / 39%(g)	53% /47%	Yes		LNC	LNC(h)	LNC	LNC(i)

(a)	Post-announcement board of directors changed 72% / 28%.
(b)	Provision existed prior to merger.
(c)	Succession commitment to other party.
(d)	LOB HQ — Bank One.
(e)	Succession commitment to other party.
(f)	Implied premium based on estimated value of the merger consideration as of October 7, 2005.
(g)	Includes cash consideration.
(h)	Jefferson-Pilot CEO will have core operations of resulting company reporting to him.
(i)	Core Jefferson-Pilot operations to be headquartered in current Jefferson-Pilot location.

Lazard also reviewed publicly available financial information relating to seven other merger transactions in other industries with similar characteristics as the financial services transactions. These transactions are referred to as the other industry transactions. Lazard calculated the premium implied by the exchange ratio in each of the other industry transactions to the closing stock prices for the parties in the merger transactions on the day prior to the announcement of the transaction and calculated the resulting ownership percentages of the constituent shareholders in the resulting company. Lazard then compared the results of this analysis to corresponding data for the merger. The results of this analysis are summarized as follows:

Ann. Date	Transaction	Equity Value	Price/ Adj. BV(a)		Price/ FY1 EPS		Form of Consideration	Premium to Unaffected Share Price		Pro Forma Target ownership		Target as % of Pro Forma Board
2001 and Prior Transactions:
4/3/01	AIG/American General	$23.6	2.85	x	15.9	x	Stock	20%		11%		5%
4/28/00	ING/Reliastar	5.0	2.37		15.4		Cash	75%		0%		0%
2/18/99	AEGON/Trans- america	9.7	2.58		19.4		Stock/Cash	35%		11%		8%
7/8/97	ING/Equitable of Iowa	2.2	2.71		17.0		Stock/Cash	19%		2%		N	A

Post-2001 Transactions:
1/31/05	MetLife/Travelers Life	$11.5	1.54	x	NA		Cash	N	A	N	A	N	A
9/25/03	Manulife/John Hancock	11.0	1.67		12.1	x	Stock	19%		42%		26%
9/17/03	AXA/MONY	1.5	0.77		NM		Cash	6%		0%		0%
	LNC/Jefferson- Pilot	$7.5	2.24	x	13.5	x	Stock/Cash	9%		39	%(b)	47%

(a)	Excludes accumulated other comprehensive income.
(b)	Includes impact of cash consideration.

Pro Forma Merger Analysis. Lazard performed a pro forma analysis of the financial impact of the merger on Jefferson-Pilot’s and LNC’s estimated earnings per share for calendar years 2006 through 2008, using median IBES earnings estimates, and making certain adjustments to the basis for reporting under U.S. GAAP, pre-tax cost savings and pre-tax integration costs as provided by the managements of LNC and Jefferson-Pilot, as well as estimates of certain future financing costs and the execution of the contemplated repurchases by LNC of its common stock

Based on this analysis, taking into account the effect of certain pre-tax projected cost savings, but excluding estimated pre-tax integration costs, the proposed merger would be accretive to both Jefferson-Pilot’s and LNC’s EPS in 2006, 2007 and 2008. Taking into account additional estimated pre-tax integration costs as well as certain pre-tax projected cost savings, the proposed merger would be accretive to Jefferson-Pilot’s EPS in each of 2006, 2007 and 2008, but dilutive to LNC’s EPS in 2006 and accretive to LNC’s EPS in 2007 and 2008.

Lazard also performed a pro forma analysis of the financial impact of the merger on LNC’s ROAE using the same assumptions and estimates of earnings, pre-tax projected cost savings and pre-tax integration costs for the resulting company as provided by the managements of LNC and Jefferson-Pilot and IBES.

Based on this analysis, taking into account the effect of certain pre-tax projected cost savings, but excluding estimated pre-tax integration costs, the proposed merger would be dilutive to LNC’s ROAE in 2006 and become less dilutive in 2007 and 2008. After taking into account additional estimated pre-tax integration costs and certain pre-tax projected cost savings, the proposed merger would be dilutive to LNC’s ROAE in 2006 and become less dilutive in 2007 and 2008.

Other Analyses. Based on assumptions provided by the managements of Jefferson-Pilot and LNC as to the amount of pre-tax cost savings generated by the merger and the expected annual recognition thereof, as well as the pre-tax implementation costs, Lazard calculated the capitalized value of the after-tax fully-phased-in cost savings based a multiple of 10.0x to 11.0x fully-phased-in annual cost-savings, net of after-tax implementation costs. Lazard also calculated the present value of after-tax cost savings, net of after-tax implementation costs, at discount rates of 9% to 10.5% and assuming a 2% perpetuity growth rate beyond fiscal year 2008. Lazard then subtracted the excess of (x) the fully diluted aggregate merger consideration as of October 7, 2005 and (y) Jefferson-Pilot’s fully diluted market capitalization as of the same date (the difference of (x) and (y) which is referred to as the dollar premium) from both the net capitalized value of the after-tax cost savings and the net present value of the after-tax cost savings. Lazard then multiplied the resulting differences by the amount of Jefferson-Pilot shareholders’ pro forma ownership in the resulting company to determine the portion of after-tax cost savings, net of implementation costs and net of the dollar premium (which is referred to as the net cost savings value), implied by the merger consideration that could inure to Jefferson-Pilot shareholders.

Lazard noted that based on this illustrative mathematical analysis, the sum of (a) the dollar premium and (b) the net cost savings value that could inure to Jefferson-Pilot shareholders could result in an amount that represents an 11.5% to 13.9% premium to the fully diluted market capitalization of Jefferson-Pilot as of October 7, 2005, although there can be no guarantees as to the prices at which the shares of Jefferson-Pilot or LNC common stock will trade at any time.

General. Lazard’s opinion and financial analyses were not the only factors considered by Jefferson-Pilot’s board of directors in their evaluation of the merger and should not be viewed as determinative of the views of Jefferson-Pilot’s board of directors or Jefferson-Pilot’s management. Lazard has consented to the inclusion of and references to its opinion in this joint proxy statement/prospectus.

The consideration to be paid in the merger was determined through arm’s-length negotiations between Jefferson-Pilot and LNC and was approved by Jefferson-Pilot’s board of directors. Lazard provided advice to Jefferson-Pilot during these negotiations. Lazard did not, however, recommend any specific amount of consideration to Jefferson-Pilot or its board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

Under the terms of Lazard’s engagement, $1,500,000 was payable to Lazard when Lazard provided Jefferson-Pilot’s board of directors with its opinion with respect to the fairness of the consideration to be paid pursuant to the merger agreement. Jefferson-Pilot has agreed to pay Lazard a fee of $17,500,000 upon the closing of the merger. Jefferson-Pilot has agreed to pay Lazard a fee of $4,500,000 upon receipt of any termination or similar fee in connection with the merger. If Jefferson-Pilot effects a repurchase of or a public sale or private placement of equity, preferred debt or debt securities in connection with the merger, Jefferson-Pilot has agreed to discuss the possibility of retaining Lazard’s assistance with such transaction on mutually agreeable terms.

Jefferson-Pilot has agreed to reimburse Lazard for all its expenses incurred in performing its services, including the reasonable fees and expenses of Lazard’s legal counsel and other professional advisors. In addition, Jefferson-Pilot has agreed to indemnify Lazard against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Lazard’s engagement.

Lazard is an internationally recognized investment banking and advisory firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. Lazard was selected to act as investment banker to

Jefferson-Pilot because of its expertise and its reputation in investment banking and mergers and acquisitions and its independence with respect to the merger and the transactions contemplated by the merger agreement.

Opinion of Morgan Stanley. Under a letter agreement dated October 6, 2005, Jefferson-Pilot confirmed the retention of Morgan Stanley to provide a financial opinion in connection with a contemplated merger transaction with LNC. Morgan Stanley was selected by Jefferson-Pilot’s board of directors as a financial advisor based on Morgan Stanley’s qualifications, experience, reputation and its knowledge of the business and affairs of Jefferson-Pilot. At a meeting of the Jefferson-Pilot board of directors on October 9, 2005, Morgan Stanley delivered to Jefferson-Pilot’s board of directors an oral opinion, subsequently in writing as of that same date that, as of that date, based on and subject to certain assumptions, limitations and qualifications set forth therein, the consideration to be paid to the holders of Jefferson-Pilot common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than LNC and its affiliates).

The full text of the Morgan Stanley opinion is attached to this joint proxy statement/prospectus as Annex F and is incorporated into this joint proxy statement/prospectus by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to Jefferson-Pilot’s board of directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of shares of Jefferson-Pilot common stock, other than LNC and its affiliates, pursuant to the merger agreement as of the date of the opinion. The opinion does not address any other aspects of the transaction and does not constitute a recommendation to any holder of Jefferson-Pilot common stock as to how the shareholders should vote at the special meeting or the election such holder should make with respect to the consideration.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Jefferson-Pilot and LNC, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Jefferson-Pilot and LNC prepared by the managements of Jefferson-Pilot and LNC, respectively;

•	reviewed certain financial forecasts prepared by the managements of Jefferson-Pilot and LNC, respectively;

•	discussed the past and current operations and financial condition and the prospects of Jefferson-Pilot and LNC, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Jefferson-Pilot and LNC, respectively;

•	reviewed the pro forma impact of the merger on certain of LNC’s financial metrics;

•	reviewed the reported prices and trading activity for Jefferson-Pilot common stock and LNC common stock;

•	compared the financial performance of Jefferson-Pilot and LNC and the prices and trading activity of Jefferson-Pilot common stock and LNC common stock with that of certain other publicly-traded companies comparable with Jefferson-Pilot and LNC, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

•	discussed with the senior managements of Jefferson-Pilot and LNC, respectively, the strategic rationale and objectives of the merger and certain strategic, financial and operational benefits anticipated from the merger to the resulting company;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Jefferson-Pilot and LNC for the purposes of its opinion. With respect to the financial forecasts, including certain strategic, financial and operational benefits anticipated from the merger provided to it by the managements of Jefferson-Pilot and LNC, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the then-best available estimates and judgments of the future financial performance of Jefferson-Pilot and LNC. Additionally, Morgan Stanley did not rely on any valuation of Jefferson-Pilot or LNC prepared by an independent third party, including actuarial appraisals of Jefferson-Pilot or LNC. Morgan Stanley assumed that the merger would be consummated in accordance with the terms of the merger agreement, including, among other things, that the merger would be treated as a reorganization pursuant to Section 368(a) of the Code, without material modification, waiver or delay, and that the final version of the merger agreement would not vary materially from the last draft delivered to it by Jefferson-Pilot prior to the delivery of the opinion. Morgan Stanley further assumed that in the course of obtaining any regulatory or third party approvals, consents and agreements in connection with the merger, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse affect on LNC or Jefferson-Pilot or the contemplated benefits of the consummation of the merger. In addition, Morgan Stanley has relied without independent verification on the assessments by the managements of LNC or Jefferson-Pilot of the strategic rationale and objective of the merger. It has not made any independent valuation or appraisal of the assets or liabilities of Jefferson-Pilot or LNC, nor has it been furnished with any such appraisals. Morgan Stanley is not an actuarial firm and its services did not include actuarial determinations or evaluations by it or an attempt to evaluate any actuarial assumptions. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to other business strategies that may have been available to Jefferson-Pilot or LNC or either company’s underlying business decision to enter into the merger agreement.

The following is a brief summary of the material analyses that Morgan Stanley performed in connection with rendering its opinion. Although each analysis was provided to the Jefferson-Pilot board of directors, in connection with arriving at its opinion, Morgan Stanley considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. The financial analyses summarized below include information presented in tabular format. In order to fully understand Morgan Stanley’s financial analyses, the tables must be read together with the text of each summary. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Morgan Stanley’s financial analyses.

Historical Multiple Analysis. To provide a historical perspective of Jefferson-Pilot’s public market valuation in the months and years prior to the merger, Morgan Stanley compared Jefferson-Pilot’s share price to (i) the average next twelve months EPS estimates available at the time (Price to NTM Earnings Ratio) as well as to (ii) Jefferson-Pilot’s available reported GAAP book value per share (Price to Book Value Multiple). This analysis was conducted on a weekly basis for the time period beginning December 31, 1999 and ending October 7, 2005; EPS projections were obtained from IBES and GAAP book value per share data was obtained from FactSet.

Morgan Stanley also calculated the following multiples:

Period	Price to NTM Earnings Multiple	Price to Book Value Multiple

Closing price on October 7, 2005	12.0x	1.69x

Period Ending October 7, 2005
1 month average	11.9x	1.67x
3 month average	11.9x	1.67x
6 month average	11.9x	1.71x
1 year average	12.0x	1.73x
3 year average	11.9x	1.72x
5 year average	12.6x	1.87x

Public Market Metrics. To provide perspective on Jefferson-Pilot and LNC versus companies that share certain characteristics with both companies, Morgan Stanley reviewed and compared certain financial information of Jefferson-Pilot and LNC with the companies listed below, which are also publicly traded life insurance companies of similar operating characteristics and size, which are referred to as Comparable Companies or Peers.

•	Genworth Financial, Inc.

•	The Hartford Financial Services Group, Inc.

•	Manulife Financial Corporation

•	MetLife, Inc.

•	Nationwide Financial Services, Inc.

•	Prudential Financial, Inc.

•	Sun Life Financial Inc.

•	Torchmark Corporation

Morgan Stanley calculated the following items as a multiple of the October 7, 2005 share price for each of the Comparable Companies: (i) share price versus 2005 estimated EPS, based on latest available average IBES estimates (2005 P/E Ratio); (ii) share price versus 2006 estimated EPS based on latest available average IBES estimates (2006 P/E Ratio); and (iii) share price versus June 30, 2005 reported GAAP book value per share adjusted to exclude accumulated other comprehensive income (Price/Adjusted BVPS Ratio). Additionally, Morgan Stanley assessed the latest available median IBES long term EPS growth estimates for each of the selected companies (IBES L/T EPS Growth) and compared these growth rates to the respective 2005 P/E Ratio for each company (2005 PEG Ratio).

The results of this analysis are summarized as follows:

	Jefferson- Pilot		Lincoln		Manulife		Prudential		Sun Life		Genworth		MetLife		Torchmark		Nationwide		Hartford
Share Price as a Multiple of:
2005E EPS	12.3	x	11.7	x	14.5	x	14.0	x	13.2	x	12.5	x	11.5	x	11.4	x	10.6	x	9.9	x
2006E EPS	11.9	x	11.3	x	12.5	x	12.2	x	11.8	x	11.2	x	10.9	x	10.6	x	10.0	x	9.3	x
Adj. BVPS	2.1	x	1.6	x	2.1	x	1.6	x	1.6	x	1.3	x	1.4	x	1.8	x	1.2	x	1.6	x
IBES L/T EPS Growth	9.0%		12.0%		13.6%		14.0%		11.5%		11.5%		10.0%		10.1%		9.6%		11.0%
2005 PEG Ratio	1.4	x	1.0	x	1.1	x	1.0	x	1.2	x	1.1	x	1.2	x	1.1	x	1.1	x	0.9	x

For each of these metrics, Morgan Stanley noted that LNC’s ratio/measurement was consistent with the median of the Comparable Companies. Regarding Jefferson-Pilot, Morgan Stanley noted that its 2005 P/E Ratio and 2006 P/E Ratio were slightly higher than the median of the Peers and that Jefferson-Pilot’s Price/Adjusted BVPS Ratio was above those of the Comparable Companies, with the exception of one, to which it was equal. Morgan Stanley also noted that Jefferson-Pilot’s IBES L/T EPS Growth estimate was below that of any of its peers and that Jefferson-Pilot’s 2005 PEG Ratio was higher than that of any of its peers.

Morgan Stanley also determined that as a result of this analysis the reference ranges that it would use in its analysis were approximately 10.5x-12.0x for the 2005 P/E Ratio and 10.0x-11.5x for the 2006 P/E Ratio, which is referred to as the Reference P/E Ranges of Comparable Companies.

Premium to Recent Trading Values. To calculate the premium being received by Jefferson-Pilot shareholders, Morgan Stanley compared the merger consideration to the closing share price of Jefferson-Pilot common stock on October 7, 2005, the last trading day prior to the meeting of the Jefferson-Pilot board of directors to approve the merger, as well as to the Jefferson-Pilot common stock price at various intervals leading up October 7, 2005. In performing this comparison, Morgan Stanley calculated an implied per share merger consideration of $55.48, based on a 1.0906 exchange ratio, a $55.96 cash election, and a 76%/24% proration of the merger consideration between stock and cash, which is referred to as the Transaction Value.

Morgan Stanley observed the following:

Period Ending on October 7, 2005	Stock Price	Premium to $55.48
Closing Price on October 7, 2005	$50.79	9.2%
10-Day Average	$50.82	9.2%
1 Month Average	$50.41	10.1%
3 Month Average	$50.24	10.4%
52-week High	$52.79	5.2%

Analysis of Transaction Multiples. Morgan Stanley calculated the multiples of per share consideration implied by the Transaction Value to 2005 EPS, NTM EPS and 2006 EPS, in each case based upon IBES average estimates. Morgan Stanley also calculated the multiple of per share consideration to Jefferson-Pilot’s June 30, 2005 GAAP book value per share and Adjusted BVPS.

Morgan Stanley observed the following:

Multiple of Per Share Consideration to	IBES/Actual
LTM EPS	13.4x
2005 Estimated EPS	13.5x
NTM EPS	13.1x
2006 Estimated EPS	13.0x
6/30/05 Book Value Per Share	1.8x
6/30/05 Adjusted BVPS	2.2x

Control Premium Analysis. Morgan Stanley analyzed the premiums paid in comparable precedent financial services transactions that share some characteristics with the merger. In conducting this analysis, Morgan Stanley compared publicly available statistics for selected merger transactions involving companies in the financial services industry since 1995 in which the smaller company was allocated at least 40% of the resulting company board of directors and/or the shareholders of the smaller combined company owned at least 40% of the pro forma resulting company, which are referred to as Comparable Financial Services Transactions.

The following is a list of the reviewed transactions (listed acquirer/target):

•	North Fork / GreenPoint (2/15/2004)

•	Regions / Union Planters (1/22/2004)

•	JPMorgan / Bank One (1/14/2004)

•	Travelers / St. Paul (11/17/2003)

•	Anthem / WellPoint (10/27/2003)

•	First Union / Wachovia (4/15/2001)

•	Firstar / U.S. Bancorp (10/4/2000)

•	Fleet / Bank Boston (3/14/1999)

•	UNUM / Provident (11/23/1998)

•	Norwest / Wells Fargo (6/8/1998)

•	NationsBank / Bank of America (4/13/1998)

•	Bank One / First Chicago (4/13/1998)

•	Travelers / Citicorp (4/6/1998)

•	Dean Witter / Morgan Stanley (2/5/1997)

•	Chemical / Chase Manhattan (8/28/1995)

•	First Chicago / NBD (7/11/1995)

For each transaction noted above, Morgan Stanley reviewed the implied premium paid based upon the stock price one day prior to announcement and selected a reference range for premiums paid in the Comparable Financial Services Transactions of 0% to 20%. Morgan Stanley then applied this premium range (0%-20%) to the values implied by the following metrics to arrive at suggested hypothetical valuation ranges for Jefferson-Pilot: (i) Jefferson-Pilot’s trading value as of October 7, 2005; (ii) Reference P/E Ranges of Comparable Companies; and (iii) price to book multiple for Jefferson-Pilot implied by a regression analysis of the projected return on equity rates for the Comparable Companies versus their Price/Adjusted BVPS multiples (P/BV vs. ROE Regression).

Morgan Stanley’s calculations are summarized below:

Baseline Valuation Methodology	Transaction Premium Range	Implied Transaction Valuation Range
(in millions)

i. Closing Price on October 7, 2005	0% - 20%	$6,845 - $8,214

ii. Reference P/E Ranges of Comparable Companies	0% - 20%	$5,700 - $7,900

iii. P/BV vs. ROE Regression	0% - 20%	$6,600 - $8,000

Morgan Stanley noted that the aggregate consideration offered for Jefferson-Pilot implied by the Transaction Value price as of October 7, 2005 was $7.51 billion.

Precedent Transaction Multiples Analysis. Morgan Stanley reviewed publicly available financial information relating to seven acquisitions in the life insurance industry since 1997.

The following is a list of the reviewed transactions (listed acquirer / target):

•	MetLife / Travelers Life (1/31/2005)

•	Manulife /John Hancock (9/25/2003)

•	AXA / MONY (9/17/2003)

•	AIG / American General (4/3/2001)

•	ING / Reliastar (4/28/2000)

•	AEGON / Transamerica (2/18/1999)

•	ING / Equitable of Iowa (7/8/1997)

For each of these transactions, Morgan Stanley calculated the ratio of equity purchase price to estimated earnings for the twelve-month period following the announcement of the transaction (Price to NTM Earnings Transaction Multiple). Morgan Stanley selected a range of Price to NTM Earnings Transaction Multiples for its analysis of approximately 11.5x to 14.0x (Selected Transaction Multiple Range). The Selected Transaction Multiple Range suggested a value of $6.5 billion to $7.9 billion for Jefferson-Pilot. Morgan Stanley noted that the aggregate consideration offered for Jefferson-Pilot implied by the Transaction Value price as of October 7, 2005 was $7.51 billion.

Capitalization of Cost Savings Based Analysis. Based on assumptions provided by the respective management teams of Jefferson-Pilot and LNC as to the amount of pre-tax cost savings generated by the merger, Morgan Stanley calculated the capitalized value of the after-tax cost savings by applying a multiple of 11.0x to fully-phased-in annual after-tax cost-savings projected. This calculation resulted in a value of $1,287 million (Capitalized Value of Cost Savings). Morgan Stanley then added a range of 0% to 100% of this amount to the values implied by the following metrics to arrive at suggested hypothetical valuation ranges for Jefferson-Pilot: (i) Jefferson-Pilot’s trading value as of October 7, 2005; (ii) Reference P/E Ranges of Comparable Companies; and (iii) price to book multiple for Jefferson-Pilot implied by the P/BV vs. ROE Regression analysis.

The following table illustrates the various valuation levels calculated in this manner:

Baseline Valuation Methodology	0%-100% of Capitalized Value of Cost Saving	Implied Transaction Valuation Range
(in millions)

i. Closing Price on October 7, 2005	$0-$1,287	$6,845 - $8,132

ii. Reference P/E Ranges of Comparable Companies	$0-$1,287	$5,700 - $7,900

iii. P/BV vs. ROE Regression	$0-$1,287	$6,600 - $7,900

Morgan Stanley noted that the aggregate consideration offered for Jefferson-Pilot implied by the Transaction Value price as of October 7, 2005 was $7.51 billion.

Pro Forma Merger Analysis. Morgan Stanley performed a pro forma analysis of the financial impact of the merger on Jefferson-Pilot’s and LNC’s estimated EPS for years 2006 through 2008, using median IBES earnings estimates, and making certain adjustments for the pre-tax cost savings and pre-tax integration costs as provided by the managements of LNC and Jefferson-Pilot, as well as estimates of certain future financing costs and the execution of the contemplated repurchases by LNC of its common stock.

Based on this analysis, taking into account the effect of certain pre-tax projected cost savings, but excluding estimated pre-tax integration costs, the proposed merger would be accretive to both Jefferson-Pilot’s and LNC’s EPS in 2006, 2007 and 2008. Taking into account additional estimated pre-tax integration costs as well as certain pre-tax projected cost savings, the proposed merger would be accretive to Jefferson-Pilot’s EPS in each of 2006, 2007 and 2008, but dilutive to LNC’s EPS in 2006 and accretive to LNC’s EPS in 2007 and 2008.

Morgan Stanley also performed a pro forma analysis of the financial impact of the merger on LNC’s ROAE using the same assumptions and estimates of earnings, pre-tax projected cost savings and pre-tax integration costs for the resulting company as provided by the managements of LNC and Jefferson-Pilot and IBES.

Based on this analysis, taking into account the effect of certain pre-tax projected cost savings, but excluding estimated pre-tax integration costs, the proposed merger would be dilutive to LNC’s ROAE in 2006 and become less dilutive in 2007 and 2008. After taking into account additional estimated pre-tax integration costs and certain pre-tax projected cost savings, the proposed merger would be dilutive to LNC’s ROAE in 2006 and become less dilutive in 2007 and 2008.

In connection with the review of the merger by Jefferson-Pilot’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of Jefferson-Pilot or the resulting company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Jefferson-Pilot and LNC. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by holders of shares of Jefferson-Pilot common stock (other than LNC and its affiliates) pursuant to the merger agreement, and in connection with the delivery by Morgan Stanley of its opinion, dated October 9, 2005, to the Jefferson-Pilot board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Jefferson-Pilot common stock might actually trade.

The merger consideration was determined through arm’s length negotiations between Jefferson-Pilot and LNC and was approved by Jefferson-Pilot’s board of directors. Morgan Stanley did not recommend any specific merger consideration to Jefferson-Pilot or its board of directors or that any specific merger consideration constituted the only appropriate consideration for the merger.

In addition, Morgan Stanley’s opinion and its presentation to Jefferson-Pilot’s board of directors was only one of many factors taken into consideration by Jefferson-Pilot’s board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Jefferson-Pilot’s board of directors with respect to the merger consideration or of whether Jefferson-Pilot’s board of directors would have been willing to agree to different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, state and other purposes.

In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of Jefferson-Pilot or any of the other parties involved in the merger or their respective affiliates, commodities or currencies and, accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In addition, Morgan Stanley and its affiliates may from time to time act as a counterparty to either Jefferson-Pilot or LNC and may receive compensation for such activities.

Under the terms of its engagement letter, Morgan Stanley was retained to provide Jefferson-Pilot with a financial opinion in connection with the merger. For such opinion, Jefferson-Pilot agreed to pay Morgan Stanley a fee of $3,500,000 upon delivery of its opinion, which fee has become payable. Jefferson-Pilot has also agreed to reimburse Morgan Stanley for its reasonable fees and expenses incurred in performing its services. In addition, Jefferson-Pilot has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to, arising out of or in connection with Morgan Stanley’s engagement. In the past, Morgan Stanley and its affiliates have, in the ordinary course of business, provided financial advisory and financing services for Jefferson-Pilot, LNC and their respective affiliates and have received fees for such services. Morgan Stanley and its affiliates may also provide financial advisory and financing services to Jefferson-Pilot, LNC and their respective affiliates in the future for which they may receive compensation.

Interests of Directors and Executive Officers in the Merger

Certain members of the LNC and Jefferson-Pilot boards of directors and executive officers of LNC and Jefferson-Pilot, in their capacities as such, have certain interests in the merger that are in addition to or different from their interests as LNC and Jefferson-Pilot shareholders generally. Both LNC’s and Jefferson-Pilot’s board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

LNC’s Board of Directors After the Merger

Upon completion of the merger, LNC will amend its bylaws to increase the size of the board of directors of the resulting company and to enact certain other corporate governance and supermajority provisions, which are detailed in this section. LNC’s board of directors at the effective time at the merger will consist of eight former LNC directors and seven former Jefferson-Pilot directors. The lead director is expected to be David A. Stonecipher, current Chairman of the Board of Jefferson-Pilot.

Under the merger agreement, LNC will amend its bylaws effective upon the completion of the merger. For a period of 30 months after completion of the merger, the amended bylaws will require LNC to:

•	have an initial board of directors comprising eight directors who are members of LNC’s board of directors on the effective date of the merger, who are referred to as former LNC directors, and seven directors who are members of Jefferson-Pilot’s board of directors on the effective date of the merger, who are referred to as former Jefferson-Pilot directors;

•	have three classes of directors serving staggered three year terms, with two former Jefferson-Pilot directors and three former LNC directors as members of the class of LNC directors having terms that expire at the annual meeting of LNC shareholders in 2006, three former Jefferson-Pilot directors and two former LNC directors as members of the class of LNC directors having terms that expire at the annual meeting of LNC shareholders in 2007, and two former Jefferson-Pilot directors and three former LNC directors as members of the class of LNC directors having terms that expire at the annual meeting of LNC shareholders in 2008;

•	have a lead director designated by a majority vote of the former Jefferson-Pilot directors, who will have such duties and responsibilities as may be set forth in LNC’s corporate governance guidelines;

•	provide a majority of former LNC directors on the corporate governance committee with the exclusive authority to recommend to the board of directors individuals to fill vacant former LNC directorships and individuals to be nominated by the board of directors for shareholder approval to fill former LNC directorships and allow only such individuals and individuals properly nominated by the shareholders to be eligible to fill former LNC directorships for the period prior to LNC’s 2007 Annual Shareholder’s meeting;

•	provide a majority of former Jefferson-Pilot directors on the corporate governance committee with exclusive authority to recommend to the board of directors individuals to fill vacant former Jefferson-Pilot directorships and individuals to be nominated by the board of directors for shareholder approval to fill former Jefferson-Pilot directorships and allow only such individuals and individuals properly nominated by the shareholders to be eligible to fill former Jefferson-Pilot directorships for the period prior to LNC’s 2007 Annual Shareholder’s meeting;

•	have each LNC board committee consist of an equal number of former LNC and former Jefferson-Pilot directors, a majority of former LNC directors having the exclusive authority to recommend former LNC directors to serve on any committee and a majority of former Jefferson-Pilot directors having exclusive authority to recommend former Jefferson-Pilot directors to serve on any committee;

•	have the chairman of each of the compensation committee and the corporate governance committee selected from among the former Jefferson-Pilot directors;

•	have the chairman of each of the audit committee and the development committee selected from among the former LNC directors;

•	have the chairman of other committees of the board of directors allocated evenly among former LNC and former Jefferson-Pilot directors;

•	provide that if the board of directors determines to decrease the number of members comprising the board of directors at any time prior to the 2007 shareholders meeting to (y) an even number of directors, then the board of directors will be comprised of an equal number of former LNC directors and former Jefferson-Pilot directors or (z) an odd number of directors, then the number of former LNC directors on the board of directors will be greater than the number of former Jefferson-Pilot directors on the board of directors by one; and

•	receive the vote of 70% of the directors to:

1.	remove Jon Boscia as chairman and CEO of LNC, to elect a new chairman or CEO or to modify the duties and responsibilities of either position;

2.	remove any director;

3.	with respect to any election of directors occurring at or after the 2007 annual shareholders’ meeting:

•	elect any director to fill a vacancy or newly created directorship or nominate any individual for election as a director by shareholders, unless such person has been recommended to the board of directors by the affirmative vote of a majority of the entire membership of the corporate governance committee; or

•	change the composition or chairmanship of any committee of the board of directors, unless such change has been recommend by a majority of the entire membership of the corporate governance committee;

4.	remove the Lead Director or appoint any person as Lead Director who is not a former Jefferson-Pilot director;

5.	change the size of the board of directors or any committee, or the responsibilities of, or the authority delegated to, any committee of the board of directors;

6.	engage in any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving LNC or any of its “significant subsidiaries” (as defined by Rule 1-02 of Regulation S-X) or any purchase or sale of 20% or more of the consolidated assets (including stock of any subsidiary) of LNC and its subsidiaries, or any sale of its voting securities that would result in any person beneficially owning securities representing 20% or more of LNC’s total voting power or the voting power of any of its “significant subsidiaries”;

7.	alter, amend or repeal any of the foregoing provisions of the bylaws; or

8.	alter, amend or repeal LNC’s corporate governance guidelines, except to the extent necessary to make such guidelines consistent with the bylaws.

A form of LNC’s bylaws, which will become effective upon the completion of the merger, is attached to this joint proxy statement/prospectus as Annex B.

LNC’s non-employee directors receive total annual compensation of $160,000, excluding any fees received for holding the position of a committee chair or lead director. Current total compensation consists of an annual retainer of $80,000 in cash and $80,000 in deferred stock units, which are credited to each non-employee directors’ account under the directors’ deferred compensation plan. LNC non-employee directors may also elect to defer the cash component of their annual retainer in various “phantom” investment options, including the LNC stock unit account option, available under the non-employee directors’ deferred compensation plan. Amounts notionally invested into “phantom” investment options are credited with earnings or losses as if the deferred amounts had been actually invested in either LNC common stock (payable only in stock), or in any of the investment options also available under the LNC’s Employee’s Savings and Profit-Sharing Plan. All amounts deferred under the non-employee directors’ deferred compensation plan are payable only upon the non-employee director’s retirement or resignation from LNC’s board of directors.

Chairs of LNC board committees receive an annual retainer of $5,000 and the lead director receives an annual retainer of $25,000. No board or committee meeting fees are paid.

LNC’s Executive Officers after the Merger

The following sets forth the current position of each individual and the expected position of each individual effective upon the completion of the merger:

Name and Age	Current Position	Expected Position with LNC after the Merger

Jon A. Boscia, 53	Chairman, Chief Executive Officer and Director, LNC	Chairman, Chief Executive Officer and Director

Dennis R. Glass, 56	President, Chief Executive Officer and Director, Jefferson-Pilot	President, Chief Operating Officer and Director

Charles C. Cornelio, 46	Executive Vice President — Technology and Insurance, Jefferson-Pilot	Senior Vice President, Shared Services/IT

Frederick J. Crawford, 42	Senior Vice President and Chief Financial Officer, LNC	Senior Vice President and Chief Financial Officer

Robert W. Dineen, 56	Chief Executive Officer and President, Lincoln Financial Advisors, LNC	President, Lincoln Financial Advisors

Jude T. Driscoll, 42	Chief Executive Officer and President of Lincoln National Investment Company and Delaware Management Holdings, Inc., LNC	President, Delaware Investments

Mark E. Konen, 46	Executive Vice President — Life and Annuity, Jefferson-Pilot	President, Individual Markets

Barbara S. Kowalczyk, 54	Senior Vice President, Corporate Development, LNC	Senior Vice President, Corporate Development

Warren H. May, 51	Executive Vice President — Marketing and Distribution, Jefferson-Pilot	President, Lincoln Financial Distributors

Name and Age	Current Position	Expected Position with LNC after the Merger
Elizabeth L. Reeves, 51	Senior Vice President, Chief Human Resources Officer, LNC	Senior Vice President, Chief Human Resources Officer

Dennis L. Schoff, 46	Senior Vice President, General Counsel, LNC	Senior Vice President, General Counsel

Theresa M. Stone, 61	Executive Vice President and Chief Financial Officer, Jefferson-Pilot, and President, Jefferson-Pilot Communications Company	President, Communications Company

Michael Tallett-Williams, 52	Chief Executive Officer and Managing Director, Lincoln National (UK), LNC	Chief Executive Officer and Managing Director, Lincoln National (UK)

Westley V. Thompson, 50	Chief Executive Officer and President, Lincoln Financial Distributors, LNC	President, Employer Markets

Information about the current LNC and Jefferson-Pilot executive officers can be found in each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

Effect of Merger on Executive Employment Agreements and Severance Arrangements

Jefferson-Pilot has entered into an employment agreement with Dennis R. Glass, its Chief Executive Officer and a member of its board of directors. If Mr. Glass’s employment is terminated without good cause or if he resigns for good reason (as specified in the agreement), he will receive a lump sum payment equal to the annual base salary and 50% of the maximum bonus and long term incentive plan payments that he would have received if his employment had continued until March 1, 2008, and he will be eligible for immediate retirement with benefits computed as if his employment had continued until March 1, 2008. As the merger is reasonably likely to be viewed as a change of control under Mr. Glass’s employment agreement, assuming Mr. Glass’s employment was terminated without good cause or he resigned as of December 31, 2005, Mr. Glass would have been entitled to received $4,203,333 in salary and bonus, $630,500 in long-term incentive payments and $[  *  ] per month in retirement benefits beyond the benefits already accrued under Jefferson-Pilot’s retirement plans (he can elect to take his retirement benefits in the form of a lump sum). However, he would not receive duplicative payments under these provisions and under the Executive Change in Control Severance Plan described below.

Jefferson-Pilot has established an Executive Change in Control Severance Plan, or severance plan, which provides for the payment of severance benefits to its current executive officers and certain other officers following a change of control. Payments under the severance plan are triggered in the event of certain qualifying terminations of employment, including the termination of an officer’s employment without “cause” or “disability” or by the officer with “good reason” (as those terms are defined in the severance plan) in connection with or within two years following a change in control. Good reason includes any reduction in salary and benefits, or any significant reduction in annual bonus and long term incentive plan payments except for variations related to corporate and business unit performance. Cause includes willful misconduct or conviction for a felony.

If a qualifying termination occurs, the severance plan provides for lump sum severance payments equal to two times (three times for Mr. Glass) the sum of the executive officer’s annual base salary at termination or, if higher, at the beginning of the year in which the change in control occurred, and the higher of the accrued or target annual bonuses and long term incentive plan payments averaged over the immediately preceding three full years. An additional amount also would be paid to cover any applicable excise tax on all benefits received as the result of a change in control and any income taxes imposed on this excise tax payment, so that the net amount retained by the officer would equal the amount he or she would have received absent any such excise tax. The severance plan also provides for certain other benefits including continued employee benefits coverage and pension accruals and early vesting of executive supplemental retirement benefits if a qualifying termination occurs.

The executive officers who participate in the severance plan have been offered and are expected to accept positions with the resulting company except for Donald L. McDonald, Executive Vice President and Chief Investment Officer. Accordingly, we do not expect that any payments will be made to executive officers under the severance plan, other than to Mr. McDonald. However, if these executive officers were subject to qualifying terminations, the amounts payable as of December 31, 2004 (excluding any tax gross up) would have been $1,009,000 to Mr. Cornelio, $6,849,000 to Mr. Glass, $1,102,000 to Mr. Konen, $1,453,000 to Mr. May, $1,314,000 to Mr. McDonald and $2,091,000 to Ms. Stone. These six executive officers received salary increases averaging approximately 7% in 2005, and bonuses and long-term incentive plan targets and ranges are expressed as a percentage of salary. The data excludes Robert D. Bates, Executive Vice President and President-Benefit Partners, who we expect to retire when he reaches age 65 in September 2006.

Effect of Merger on Option Awards

Options to acquire Jefferson-Pilot common stock outstanding and unexercised immediately prior to the effective time of the merger will remain subject to the same terms and conditions as were in effect with respect to the options immediately prior to the effective time of the merger, except that each of these stock options will be exercisable for LNC common stock equal to the number of shares of Jefferson-Pilot common stock subject to such option multiplied by 1.0906 (rounded up to the nearest whole share), with the new exercise price determined by dividing the existing exercise price by 1.0906 (rounded down to the nearest whole cent). Each unvested Jefferson-Pilot stock option held by an employee, officer or director and granted prior to October 9, 2005 (which was the date we signed the merger agreement) and outstanding will become fully vested and exercisable in connection with the merger. Jefferson-Pilot stock options granted to agents will not become fully vested and exercisable in connection with the merger, but will vest in accordance with the applicable option terms.

The table below shows the number of shares covered by Jefferson-Pilot stock options held by the directors and executive officers of Jefferson-Pilot as of December 6, 2005 and the total number of substitute LNC stock options these directors and executive officers would receive in substitution for these Jefferson-Pilot stock options upon completion of the merger.

Name	Jefferson-Pilot Stock Options Pre-Merger	Weighted Average Exercise Price	LNC Stock Options Post- Merger	Weighted Average Exercise Price
Executive Officers
Robert D. Bates	228,326	47.89	249,015	43.08
Charles C. Cornelio	191,750	45.98	209,125	41.46
Dennis R. Glass	1,091,875	44.46	1,190,800	40.12
Mark E. Konen	188,958	44.52	206,082	40.13
Warren H. May	140,000	46.94	152,684	42.36
Donald L. McDonald	38,000	48.52	41,443	44.13
Theresa M. Stone	422,500	44.05	460,779	39.68
Directors
William H. Cunningham	67,686	42.05	73,822	37.86
Robert G. Greer	67,686	42.05	73,822	37.86
George W. Henderson, III	60,093	44.12	65,541	39.74
Gary C. Kelly	3,588	49.45	3,914	45.00
Elizabeth Valk Long	26,161	46.98	28,533	42.43
William P. Payne	67,686	42.05	73,822	37.86
Patrick S. Pittard	69,375	43.75	75,664	39.43
Donald S. Russell, Jr.	60,093	44.12	65,541	39.74
David A. Stonecipher	2,852,500	40.97	3,110,937	37.02
Isaiah Tidwell	3,490	49.45	3,807	45.00

The table above includes unvested options aggregating 752,001 for these executives and 59,528 for these directors, with a weighted average exercise price of $49.75 per share.

LNC’s option plans will not be affected by the merger.

Indemnification and Directors’ and Officers’ Insurance

LNC has agreed that from and after the merger LNC will assume, to the fullest extent permitted by law, all rights to indemnification and exculpation in favor of current and former directors, officers, and employees of Jefferson-Pilot and its subsidiaries, from liabilities and expenses for acts or omissions occurring at or prior to the effective time of the merger (including advancement of expenses), as provided in their respective certificates of incorporation, by-laws, indemnification agreements and resolutions of Jefferson-Pilot’s board of directors. These obligations of LNC will survive the merger and continue in full force and effect in accordance with their terms.

LNC has agreed to maintain in effect, for a period of six years after the effective time of the merger, the current Jefferson-Pilot directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the merger with respect to those persons who are currently covered by Jefferson-Pilot’s directors’ and officers’ liability insurance policies (or substitute policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous than the Jefferson-Pilot policies). If the annual premiums of Jefferson-Pilot exceed 350% of the annual premiums paid by Jefferson-Pilot at the date of the merger agreement for the insurance, LNC will be obligated only to obtain a policy with the maximum coverage available for a cost not exceeding 350% of the current annual premiums of Jefferson-Pilot. LNC may also self-insure for directors’ or officers’ liability so long as its senior debt ratings by Standard & Poor’s and Moody’s Investors Services, Inc. are no lower than its ratings on the date of the merger agreement of A- and A3.

Accounting Treatment

The merger will be accounted for as a business combination using the “purchase” method of accounting. LNC will be the acquirer for financial accounting purposes.

No Dissenters’ Rights

No holders of record of LNC or Jefferson-Pilot capital stock will be entitled to dissenters’ rights in connection with the merger.

Delisting and Deregistration of Jefferson-Pilot Common Stock

If the merger is completed, Jefferson-Pilot common stock will be delisted from the NYSE and will be deregistered under the Exchange Act and Jefferson-Pilot will no longer be required to file periodic and other reports with the SEC. The Jefferson-Pilot shareholders will become LNC shareholders and their rights as shareholders will be governed by applicable Indiana law and by LNC’s articles of incorporation and amended bylaws. See “Comparison of Shareholder Rights and Corporate Governance Matters” beginning on page 116.

Regulatory Approvals Required for the Merger

Antitrust

Under the HSR Act and the rules promulgated under that act by the FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and the Antitrust Division of the DOJ, and until the specified waiting period has expired or been terminated. LNC and Jefferson-Pilot each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on November 4, 2005. The waiting period expired on December 5, 2005. At any time before or after completion of the merger, the FTC or the Antitrust Division of the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of LNC or Jefferson-Pilot. The merger is also subject to review under state antitrust laws and could be the subject of challenges by private parties under the antitrust laws.

Insurance Regulations

The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that, prior to the acquisition of an insurance company, either through the acquisition of or merger with the insurance company or a holding company of that insurance company, the acquiring company must obtain approval from the insurance commissioner of the insurance company’s state of domicile or, in certain jurisdictions, where such insurance company is commercially domiciled. Accordingly, the necessary applications have been made with the insurance commissioners of Nebraska, New Jersey, New York and North Carolina, the states of domicile or commercial domicile of Jefferson-Pilot’s U.S. insurance company subsidiaries.

In addition, the insurance laws and regulations of certain states require that, prior to an acquisition of an insurance company doing business in or licensed by that state (or the acquisition of its holding company), a notice filing disclosing certain market share data in the applicable jurisdiction must be made and an applicable waiting period must expire or be terminated. These filings have been made in Alaska, Delaware, Indiana, Maryland and South Carolina. Additionally, applications or notifications will be filed with certain foreign regulatory authorities in connection with the merger.

Federal Communications Commission

Under the Communications Act of 1934, before completion of the merger, the FCC must approve the transfer to Merger Sub and, consequently, to LNC, of control of Jefferson-Pilot and those subsidiaries of Jefferson-Pilot that hold FCC licenses and authorizations. The FCC must determine whether LNC and Merger Sub are qualified to control these licenses and authorizations and whether the transfer is consistent with the public interest, convenience and necessity. LNC and Jefferson-Pilot expect to file transfer of control applications with the FCC by mid-December 2005.

Other Regulatory Authorities

Applications or notifications are being filed with certain state and foreign regulatory authorities and with self-regulatory organizations, including the National Association of Securities Dealers, in connection with acquisitions or changes in control of subsidiaries of LNC and Jefferson-Pilot, including broker-dealers and investment advisers, that may be deemed to result from the merger.

Obtaining Regulatory Approvals

Although LNC and Jefferson-Pilot do not expect that any of the foregoing regulatory authorities will raise any significant concerns in connection with their review of the merger, there can be no assurance that LNC and Jefferson-Pilot will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on LNC or Jefferson-Pilot.

Other than the filings described above, neither LNC nor Jefferson-Pilot is aware of any regulatory approvals required to be obtained, or waiting periods that must expire, to complete the merger. If they discover that other approvals or waiting periods are necessary, they will seek to comply with them. If any additional approval or action is needed, however, LNC or Jefferson-Pilot may not be able to obtain it, as is the case with respect to other necessary approvals. Even if LNC and Jefferson-Pilot do obtain all necessary approvals, conditions may be placed on any such approval that could cause either LNC or Jefferson-Pilot to abandon the merger.

Federal Securities Laws Consequences; Resale Restrictions

All shares of LNC common stock that will be distributed to Jefferson-Pilot shareholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of Jefferson-Pilot and except that resale restrictions may be imposed by securities laws in non-U.S. jurisdictions insofar as subsequent trades are made within these jurisdictions. Persons who are deemed to be affiliates of Jefferson-Pilot may resell shares of LNC common stock received by them only in transactions permitted by the resale provisions of Rule 145 of the rules and regulations promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Jefferson-Pilot generally include executive officers, directors and holders of more than 10% of the outstanding shares of Jefferson-Pilot. The merger agreement requires Jefferson-Pilot to use all reasonable efforts to cause each of its directors and executive officers who Jefferson-Pilot believes may be deemed to be affiliates of Jefferson-Pilot to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the shares of LNC common stock issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act.

This joint proxy statement/prospectus does not cover any resales of the shares of LNC common stock to be received by Jefferson-Pilot shareholders in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Certain Litigation Relating to the Merger

In October 2005, a purported shareholder class action lawsuit was filed in state court in North Carolina naming Jefferson-Pilot, most of the individual members of its board of directors and LNC as defendants. The complaint alleges that certain defendants have breached their fiduciary duties by entering into the merger agreement. The complaint seeks, among other things, unspecified compensatory damages. Jefferson-Pilot and LNC believe that the lawsuit is without merit and plan to defend against it vigorously.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations of the merger limited solely to U.S. holders (as defined below) of LNC common stock, LNC Series A preferred stock or Jefferson-Pilot common stock who hold their stock as a capital asset as such term is defined pursuant to Section 1221 of the Code, and all references to “holders” or “shareholders” should be interpreted accordingly. This summary is based on the Code, Treasury regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the tax consequences described below and could adversely affect Jefferson-Pilot shareholders.

This section does not discuss all of the United States federal income tax considerations that may be relevant to a particular U.S. holder in light of its particular circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws, including, without limitation: brokers or dealers in securities or foreign currencies; traders in securities that use a mark-to-market method of accounting for securities holdings; shareholders who are subject to the alternative minimum tax provisions of the Code; tax-exempt organizations; shareholders who are not U.S. holders (as defined below); expatriates; shareholders treated as partnerships for United States federal income tax purposes or investors in such entities; shareholders that have a functional currency other than the U.S. dollar; banks, mutual funds, financial institutions or insurance companies; shareholders who acquired Jefferson-Pilot capital stock in connection with stock option or stock purchase plans or in other compensatory transactions; shareholders who hold Jefferson-Pilot stock as part of an integrated investment, including a straddle, hedge or other risk reduction strategy, or as part of a conversion transaction or constructive sale; shareholders who acquired their shares through Jefferson-Pilot’s 401(k) plan, deferred compensation plan or other retirement plan; or shareholders whose Jefferson-Pilot stock is “qualified small-business stock” for purposes of Section 1202 of the Code. This summary does not address United States federal income tax considerations applicable to holders of options or warrants to purchase LNC common stock, LNC Series A preferred stock or Jefferson-Pilot common stock, if any, or holders of debt instruments convertible into LNC common stock, LNC Series A preferred stock or Jefferson-Pilot common stock. If a partnership holds LNC common stock, LNC Series A preferred stock or Jefferson-Pilot common stock, the tax treatment of a partner will depend on the status of the partners and the activities of the partnership. If a U.S. holder is a partner in a partnership holding LNC common stock, LNC Series A preferred stock or Jefferson-Pilot common stock, the U.S. holder should consult its tax advisors.

For purposes of this discussion and subject to the exclusions and exceptions set forth above the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This summary does not address the tax consequences of any transaction other than the merger. In addition, no information is provided with respect to the tax consequences of the merger under applicable state, local or non-United States laws. JEFFERSON-PILOT SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES OF THE MERGER.

The obligation of LNC to consummate the merger is conditioned on its receipt of an opinion of LeBoeuf Lamb, dated as of the closing date of the merger, to the effect that, on the basis of the facts, assumptions, representations and covenants set forth or referred to therein, for United States federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that LNC, Merger Sub and Jefferson-Pilot will each be a party to the transaction as described in and pursuant to Section 368(b) of the Code. In addition, the obligation of Jefferson-Pilot to consummate the merger is conditioned on its receipt of an opinion of King & Spalding, dated as of the closing date of the merger, to the effect that, on the basis of the facts, assumptions, representations and covenants set forth or referred to therein, for United States federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that LNC, Merger Sub and Jefferson-Pilot will each be a party to the transaction within the meaning of Section 368(b) of the Code. Although the merger agreement allows each of LNC and Jefferson-Pilot to waive this condition to closing, neither LNC nor Jefferson-Pilot currently anticipates doing so.

In addition, in connection with the filing of the registration statement of which this document forms a part, LeBoeuf Lamb and King & Spalding have each delivered to LNC and Jefferson-Pilot, respectively, its opinion that, for United States federal income tax purposes, the merger will qualify as a reorganization under Section 368(a) of the Code and that LNC, Merger Sub and Jefferson-Pilot will each be a party to the transaction as described in and pursuant to Section 368(b) of the Code. Such opinions and the opinions set forth above have been rendered on the basis of certain assumptions, including assumptions regarding the absence of changes in existing facts and that the merger will be completed in accordance with this joint proxy statement/prospectus and the merger agreement. These opinions also have been (and with respect to the opinions described above, will be) rendered on the basis of certain representations and covenants, including those contained in officers’ certificates of LNC and Jefferson-Pilot, all of which must be true and accurate in all respects as of the effective date of the registration statement and must continue to be true and accurate in all respects as of the effective time of the merger. If any of those assumptions or representations is inaccurate, incomplete or untrue or any of the covenants are breached, the conclusions contained in the opinions referred to in this paragraph or stated below could be affected.

Neither the tax opinions referred to in the preceding two paragraphs nor the discussion that follows will be binding on the IRS or any court and no rulings will be sought from the IRS regarding the tax treatment of the merger. Accordingly, there can be no certainty that the IRS will not challenge the conclusions set forth in any of the opinions stated or referred to herein or that a court would not sustain such a challenge.

United States Federal Income Tax Consequences to LNC Shareholders Who Do Not Hold Any Jefferson-Pilot Common Stock

Because holders of LNC common stock and LNC Series A preferred stock will retain their shares in the merger, holders of LNC common stock and LNC Series A preferred stock will not recognize gain or loss upon the merger.

United States Federal Income Tax Consequences to Jefferson-Pilot Shareholders if the Merger is Consummated as Currently Anticipated

The following discussion assumes, consistent with the opinions provided by LeBoeuf Lamb and King & Spalding, that the exchange of Jefferson-Pilot common stock for LNC common stock pursuant to the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Exchange of Jefferson-Pilot Common Stock Solely for Cash

A holder of Jefferson-Pilot common stock who receives only cash in the merger will recognize capital gain or loss in an amount equal to the difference between the cash received and the holder’s adjusted tax basis in the Jefferson-Pilot common stock. Tax gain or loss must be calculated separately for each identifiable block of Jefferson-Pilot common stock exchanged in the merger. This gain or loss will generally be long-term or short-term capital gain or loss, depending upon whether the holder of Jefferson-Pilot common stock held the shares for more than one year at the effective time of the merger. If, however, the holder constructively owns shares of Jefferson-Pilot common stock that are exchanged for shares of LNC common stock in the merger or owns shares of LNC common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “Exchange of Jefferson-Pilot Common Stock for LNC Common Stock and Cash,” except that the amount of consideration, if any, deemed to be a dividend, as discussed therein, may not be limited to the amount of that holder’s taxable gain.

Exchange of Jefferson-Pilot Common Stock Solely for LNC Common Stock

A holder of Jefferson-Pilot common stock who receives only LNC common stock in the merger will not recognize taxable gain or loss on the exchange, except to the extent such holder receives a cash payment in lieu of fractional shares, as described in more detail below. Such holder’s adjusted tax basis in the LNC common stock received (and deemed to be received with respect to fractional shares) will equal the holder’s adjusted tax basis in the Jefferson-Pilot shares exchanged in the merger. The holding period, for tax purposes, of LNC common stock received in the merger (and deemed to be received with respect to fractional shares) will include the time period that such holder of Jefferson-Pilot common stock held his/her shares exchanged in the merger.

Exchange of Jefferson-Pilot Common Stock for a Combination of LNC Common Stock and Cash

A holder of Jefferson-Pilot common stock who receives cash (excluding cash received in lieu of fractional shares) and LNC common stock in the merger will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the sum of the fair market value of the LNC common stock and the amount of cash received by such holder (excluding any cash received in lieu of fractional shares) in exchange for such holder’s Jefferson-Pilot common stock over the holder’s tax basis in the Jefferson-Pilot common stock and (ii) the amount of cash received by the holder in exchange for Jefferson-Pilot common stock (excluding any cash received in lieu of fractional shares). No loss will be recognized by holders of Jefferson-Pilot common stock in the merger, except, possibly, in connection with the receipt of cash in lieu of fractional shares, as discussed below. For this purpose, gain or loss must be calculated separately for each identifiable block of Jefferson-Pilot common stock surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. JEFFERSON-PILOT SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE MANNER IN WHICH CASH AND LNC COMMON STOCK SHOULD BE ALLOCATED AMONG DIFFERENT BLOCKS OF JEFFERSON-PILOT COMMON STOCK.

The gain, if any, recognized on the exchange will be capital gain unless the receipt of cash by the holder of Jefferson-Pilot common stock has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary dividend income to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “— Possible Dividend Treatment of Cash Received” for a more thorough discussion. Capital gain recognized by a holder of Jefferson-Pilot common stock will be long-term capital gain if the holder’s holding period of the Jefferson-Pilot common stock is more than one year at the effective time of the merger.

The aggregate tax basis of the LNC common stock received (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate tax basis of the Jefferson-Pilot common stock surrendered, reduced by the amount of cash the holder of Jefferson-Pilot common stock receives (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the holder of Jefferson-Pilot common stock recognizes, but excluding any gain or loss from the deemed receipt and redemption of fractional shares described below.

The holding period of LNC common stock received by a holder of Jefferson-Pilot common stock in the merger (including fractional shares deemed received and redeemed as described below) will include the holding period of the holder’s Jefferson-Pilot common stock.

The computation of gain and whether such gain is long-term capital gain, short-term capital gain or dividend income is complex and subject to the facts and circumstances of each Jefferson-Pilot shareholder. For example, Jefferson-Pilot shareholders may have differing tax bases or holding periods in respect of their shares of Jefferson-Pilot common stock. ACCORDINGLY, WE URGE ALL HOLDERS OF JEFFERSON-PILOT COMMON STOCK TO CONSULT THEIR TAX ADVISOR PRIOR TO THE EXCHANGE FOR PURPOSES OF DETERMINING THE TAX CONSEQUENCES TO SUCH HOLDER RESULTING FROM THE MERGER.

Cash in Lieu of Fractional Shares

Cash received by a holder of Jefferson-Pilot common stock in lieu of fractional shares will be treated as if the holder received the fractional shares in the merger and then received the cash in a redemption of the fractional shares by LNC. The holder generally will recognize gain or loss equal to the difference between the amount of the cash received in lieu of fractional shares and the portion of the holder’s adjusted tax basis in the Jefferson-Pilot common stock that is allocable to the fractional shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for such shares of Jefferson-Pilot common stock is more than one year at the effective time of the merger. Under the circumstances described in the section entitled “Possible Dividend Treatment of Cash Received,” the receipt of cash in lieu of fractional shares could also be taxed as of a dividend.

Possible Dividend Treatment of Cash Received

In determining whether a holder’s receipt of cash has the effect of a distribution of a dividend, the holder will be treated as if it first exchanged all of its LNC common stock for Jefferson-Pilot common stock and then LNC immediately redeemed a portion of the LNC common stock for the cash that the holder actually received pursuant to the merger agreement, which is referred to as the deemed redemption. Generally, the gain recognized in the deemed redemption will be treated as a capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.” The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage of the outstanding stock of LNC that is actually and constructively owned by the holder immediately after the deemed redemption is less than 80 percent of the percentage of the LNC common stock the holder is deemed actually and constructively to have owned immediately before the deemed redemption. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of LNC. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of LNC that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of LNC that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

With respect to determining if a redemption is not essentially equivalent to a dividend, the IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has any reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain and not a dividend. Amounts received with respect to fractional shares may be subject to these rules since such amounts are also treated as received in a deemed redemption of LNC common stock.

BECAUSE OF THE HIGHLY COMPLEX AND FACT-SPECIFIC NATURE OF THESE RULES, EACH HOLDER OF JEFFERSON-PILOT COMMON STOCK IS STRONGLY URGED TO CONSULT ITS TAX ADVISOR AS TO THE APPLICATION OF THESE RULES TO THE PARTICULAR FACTS RELEVANT TO SUCH HOLDER, INCLUDING THE AMOUNT, IF ANY, OF SUCH HOLDER’S CONSTRUCTIVE STOCK OWNERSHIP.

Taxation of Capital Gain, Capital Loss and Dividends

Capital gain recognized by an individual holder of Jefferson-Pilot common stock in connection with the merger will be subject to a maximum United States federal income tax rate of 15% if the individual’s holding period for the Jefferson-Pilot common stock is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations for both individual and non-individual holders of the Jefferson-Pilot common stock. Dividend income recognized in the merger by a Jefferson-Pilot shareholder that is an individual may be subject to tax at a maximum rate of 15% provided that a minimum holding period and certain other requirements are satisfied.

Backup Withholding

Backup withholding may apply with respect to the cash consideration received by a holder of Jefferson-Pilot common stock in the merger unless the holder provides proof of an applicable exception or furnishes its taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

A holder of Jefferson-Pilot common stock who does not provide LNC (or the exchange agent) with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided that the holder furnishes certain required information to the IRS.

Reporting Requirements

U.S. holders of Jefferson-Pilot common stock receiving LNC common stock in the merger will be required to attach to their United States federal income tax returns for the taxable year in which the merger occurs a statement, and maintain a permanent record, of certain facts relating to the exchange of stock in connection with the merger, including the holder’s adjusted tax basis in the Jefferson-Pilot common stock transferred to LNC, the fair market value of the LNC common stock received and the amount of cash received by such holder, if any, pursuant to the merger.

THE FOREGOING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE MERGER. TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

THE MERGER AGREEMENT

The following is a summary of certain material provisions of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference. This summary is subject and qualified in its entirety by reference to the merger agreement. We urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents to which we have referred you.

The merger agreement has been included to provide you with information regarding its terms and we recommend that you read it in its entirety. It has not been included to provide any other factual information about us. Factual information about us can be found elsewhere in this joint proxy statement/prospectus and in other public filings each of us makes with the SEC. You should read the merger agreement, included in this joint proxy statement/prospectus as Annex A, in conjunction with the disclosures in our filings with the SEC incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

The terms of the merger agreement are intended to govern the contractual rights and relationships, and to allocate risks, between LNC and Jefferson-Pilot with respect to the merger. The representations and warranties made by LNC and Jefferson-Pilot to one another were negotiated between the parties for the principal purpose of setting forth their respective rights and obligations regarding closing of the merger if events or circumstances change, and we do understand that, while not expected, these changes could nevertheless occur. Moreover, the representations and warranties are themselves specifically qualified in a number of important respects set forth below and we urge you to consider those qualifications as you read the representations and warranties in the merger agreement:

•	First, some of the representations and warranties that deal with the business and operations of LNC and Jefferson-Pilot are qualified to the extent that any inaccuracy would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the party making the representation and warranty. The materiality standard described in the merger agreement may differ from what may be viewed as material by you.

•	Second, none of the representations or warranties will survive the closing of the merger and they therefore cannot be the basis for any claims (except if willfully false) among the parties to the merger agreement after the closing, nor will the parties be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close unless all inaccuracies as a whole would reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the party that made the representations and warranties. Otherwise, for purposes of the merger agreement, the representations and warranties will be deemed to have been sufficiently accurate such that the parties may not determine to not close the merger on this basis.

•	Third, the assertions embodied in certain representations and warranties are qualified by information contained in confidential disclosure letters that the parties exchanged in connection with signing the merger agreement. Investors are not third-party beneficiaries under the merger agreement and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in LNC’s and Jefferson-Pilot’s public disclosures.

Structure of the Merger

The merger agreement provides for the merger of Jefferson-Pilot into Merger Sub. At the effective time of the merger, the separate corporate existence of Jefferson-Pilot will cease and Merger Sub will continue as the surviving entity and a direct wholly owned subsidiary of LNC.

Consideration To Be Received in the Merger

Conversion of Jefferson-Pilot Common Stock. At the effective time of the merger, each issued and outstanding share of Jefferson-Pilot common stock will be converted into the right to receive either (i) 1.0906 fully paid, nonassessable shares of LNC common stock, which is referred to as the per share stock consideration, or (ii) $55.96 in cash, which is referred to as the per share cash consideration, subject to the election and allocation procedures described below. However, each share of Jefferson-Pilot common stock held by Jefferson-Pilot as treasury shares or owned by LNC (excluding trading account shares and trust account shares and any shares of Jefferson-Pilot common stock owned by any subsidiary of LNC or Jefferson-Pilot) will be canceled and no exchange will be made with respect to such shares.

Fractional Shares. LNC will not issue any fractional shares of LNC common stock in the merger. Instead, a Jefferson-Pilot shareholder who otherwise would have received a fraction of a share of LNC common stock will receive an amount in cash. This cash amount will be determined by multiplying the fraction of a share of LNC common stock to which each holder would otherwise be entitled by the closing price of LNC common stock on the NYSE on the last trading day immediately before the merger.

Elections

Overview. Jefferson-Pilot shareholders will be entitled to elect to receive the per share stock consideration for all or a portion of their shares of Jefferson-Pilot common stock or to elect to receive the per share cash consideration for all or a portion of their shares of Jefferson-Pilot common stock. Regardless of the election made by a Jefferson-Pilot shareholder, the actual mix of cash consideration and stock consideration received by a Jefferson-Pilot shareholder will be subject to possible adjustment as described below. The amount of cash consideration and stock consideration received by any Jefferson-Pilot shareholder will depend on the elections made by all Jefferson-Pilot shareholders.

Form of Election. Holders of record of shares of Jefferson-Pilot common stock on the record date for the Jefferson-Pilot shareholders meeting will have received a form of election together with this joint proxy statement/prospectus. An election made by a Jefferson-Pilot shareholder for cash consideration, stock consideration or a combination of both will be deemed effective when the form of election is properly completed, signed and submitted to the exchange agent by the election deadline, and accompanied by either (i) certificates representing shares of Jefferson-Pilot common stock, duly endorsed in blank, or in another form acceptable for transfer on the books of Jefferson-Pilot, or (ii) in the case of shares held in book entry form, any additional documents specified in the form of election along with such other documents as the exchange agent may reasonably require.

The election deadline will be the date that is ten business days prior to the date that LNC and Jefferson-Pilot estimate, in good faith, will be the closing date of the merger. The election deadline will be announced in a press release and posted on www.lfg.com, www.jpfinancial.com and www.lfgjpmerger.com on or before January 15, 2006 (unless LNC and Jefferson-Pilot otherwise agree). In the event that LNC and Jefferson-Pilot are unable to agree on an estimated closing date, the election deadline will be the date that is twenty business days after the date of the Jefferson-Pilot special meeting.

You can change or revoke your election at any time on or before the election deadline by submitting a new properly completed form of election to the exchange agent. The exchange agent must receive this new form on or before the election deadline. If your Jefferson-Pilot common stock is held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee may have a deadline to make your original election of cash, LNC common stock or a combination of cash and LNC common stock or to change or revoke your election that is earlier than the election deadline.

Non-Election. If a Jefferson-Pilot shareholder does not complete a form of election, if the shareholder’s form of election is not received by the exchange agent by the election deadline or if the shareholder’s form of election is improperly completed or is not signed, then the shares held by that shareholder that were not subject to a valid election will be deemed to be “non-election shares.” Non-election shares will be converted into the right to receive cash consideration, stock consideration or a combination of both depending on the number of shares of Jefferson-Pilot common stock subject to valid cash elections and stock elections made by other Jefferson-Pilot shareholders.

Promptly after the effective time of the merger, each record holder of shares of Jefferson-Pilot common stock who has not properly made an election to receive cash and/or shares of LNC common stock will be sent a letter of transmittal and instructions for effecting the surrender of the shares in exchange for shares of LNC common stock and/or cash consideration.

Election Adjustments. The allocation among Jefferson-Pilot shareholders of the right to receive stock consideration or cash consideration in the merger will be made as follows:

If the number of shares of Jefferson-Pilot common stock for which elections to receive the per share cash consideration were made, which are referred to as cash election shares, is less than or equal to the number reached by dividing $55.96 into $1.8 billion, or 32,165,832, which is referred to as the cash conversion number, then the following adjustment provisions shall apply:

(i)	Each cash election share will be converted into the right to receive the per share cash consideration;

(ii)	The exchange agent will then allocate on a prorated basis, from among the holders of non-election shares, a sufficient number of non-election shares so that the sum of that number and the cash election shares equals the cash conversion number; provided that if the total number of cash election shares and non-election shares is less than the cash conversion number, then all non-election shares will be treated as cash election shares; and

(iii)	If the sum of the cash election shares and non-election shares is less than the cash conversion number, then the exchange agent will allocate, on a prorated basis, from among the holders of stock election shares, a sufficient number of stock election shares to be converted into the right to receive the per share cash consideration so that the sum of such number of cash election shares so converted, the cash election shares and the non-election shares will equal the cash conversion number, and all remaining stock election shares will be converted into the right to receive the per share stock consideration.

If the number of cash election shares is greater than the cash conversion number, then the following adjustment provisions will apply:

(i)	Each stock election share and non-election share will be converted into the right to receive the per share stock consideration; and

(ii)	The exchange agent will then allocate, on a prorated basis, from among the holders of cash election shares, a sufficient number of cash election shares to be converted into the right to receive the per share stock consideration so that the number of cash election shares minus the number of cash election shares that have been converted into the right to receive the per share stock consideration is equal to the cash conversion number, and all remaining cash election shares will be converted into the right to receive the per share cash consideration.

Exchange of Shares

As of the effective time of the merger, LNC will deposit with an exchange agent designated by LNC and reasonably acceptable to Jefferson-Pilot the shares of LNC common stock (in certificate form, or at LNC’s option, in book entry form) to be issued in the merger and an amount in cash representing the cash consideration to be paid in the merger and payments required to be made in lieu of fractional shares of LNC common stock. After the effective time of the merger, with respect to Jefferson-Pilot shareholders who surrendered their shares to the exchange agent along with:

(i)	a properly made election to receive cash consideration or stock consideration and such other documents as the exchange agent may reasonably require, or

(ii)	a properly executed letter of transmittal and such other documents as the exchange agent may reasonably require,

will be entitled to receive in exchange therefor a certificate representing that number of whole shares of LNC common stock and/or the cash consideration which such holder has the right to receive in respect of the certificate(s) surrendered, and the certificate(s) so surrendered will be cancelled.

If there is a transfer of ownership of Jefferson-Pilot common stock which is not registered in the transfer records of Jefferson-Pilot, a certificate representing the proper number of shares of LNC common stock may be issued or, as applicable, the cash consideration may be paid, to a transferee if the Jefferson-Pilot certificate representing such Jefferson-Pilot common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

No dividends or other distributions declared or made with respect to LNC common stock after the effective time of the merger will be paid with respect to unsurrendered certificates representing shares of Jefferson-Pilot common stock and no cash in lieu of fractional shares will be paid with respect to Jefferson-Pilot common stock represented by Jefferson-Pilot stock certificates which have not been properly surrendered. At the time when stock certificates representing Jefferson-Pilot common stock are properly surrendered, the holder thereof will be entitled to receive, without interest and in addition to the merger consideration, (i) the amount of any dividends or other distributions with a record date after the effective time of the merger paid prior to proper surrender with respect to such whole shares of LNC common stock which the holder of such Jefferson-Pilot stock certificates is entitled to receive, and (ii) the amount of dividends or other distributions with a record date after the effective time of the merger, but prior to surrender as described above and a payment date subsequent to proper surrender.

Representations and Warranties

The merger agreement contains substantially similar representations and warranties made by LNC and Jefferson-Pilot to each other. The representations and warranties relate to, among other things:

•	corporate organization and other similar matters;

•	capital structure;

•	authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

•	noncontravention of law and agreements and receipt of consents and approvals from governmental entities and third parties with respect to the merger agreement and related matters;

•	documents filed with the SEC, the accuracy and sufficiency of information contained in those documents, and the conformity of financial statements with applicable accounting principles, and the absence of undisclosed financial liabilities;

•	compliance with applicable laws and reporting requirements and possession of all permits, licenses and regulatory or other approvals required to conduct business;

•	sufficiency of internal controls;

•	absence of material pending or threatened legal proceedings;

•	filing of tax returns, payment of taxes and other tax matters;

•	validity, effect and absence of defaults under material contracts;

•	matters relating to employees, the Employee Retirement Income Security Act of 1974 and employment agreements;

•	ownership of subsidiaries;

•	absence of agreements with, or undertakings made to, regulators which materially restrict the conduct or management of business or which relate to capital adequacy, credit or risk management policies;

•	absence of certain material changes or events and conduct of business in the ordinary course since June 30, 2005;

•	approval of the merger and related transactions by the board of directors and the vote necessary by shareholders to approve the merger and related transactions;

•	ownership of and title to real and other property;

•	ownership and validity of intellectual property;

•	brokers’ fees;

•	receipt of fairness opinions from financial advisors;

•	membership and good standing of broker-dealer subsidiaries with the NASD and proper registration of broker-dealer subsidiaries;

•	eligibility under the Investment Company Act of 1940, which is referred to as the Investment Company Act, and the Investment Advisers Act of 1940, which is referred to as the Investment Advisers Act;

•	satisfaction of state anti-takeover statutory requirements;

•	amendment of shareholder rights agreements so as to render them inapplicable to the merger agreement and the transactions contemplated by it;

•	proper filing of financial and other reports with the appropriate insurance regulatory authorities and conformity of financial statements which are included in statutory accounting principles statements with statutory accounting principles (SAP);

•	compliance of insurance contracts, agreements, forms and policies with applicable insurance laws and regulations;

•	accuracy of information supplied in actuarial analyses;

•	entering into risk management instruments in conformity with applicable investment policies;

•	entitlement to take full credit in its SAP statements for reinsurance, coinsurance or excess insurance ceded pursuant to certain arrangements;

•	the application of the Bank Holding Company Act of 1956 and the Federal Deposit Insurance Act; and

•	the full force and effect of licenses from the FCC and operation of broadcast stations in compliance with the FCC licenses, the Communications Act of 1934 and the rules and regulations of the FCC (applicable to Jefferson-Pilot only).

Significant portions of the representations and warranties of the parties in the merger agreement are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to LNC or Jefferson-Pilot, as the case may be, an event, change or effect that is or is reasonably likely to have a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of such party and its subsidiaries taken as a whole or on the ability of such party to perform its obligations under the merger agreement on a timely basis, excluding, however, any such event, change or effect that arises out of or in connection with or resulting from:

•	changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere;

•	changes in United States or foreign securities markets, including changes in price levels or trading volumes;

•	changes or events affecting the insurance industry generally so long as such changes or events do not have a materially disproportionate effect on Jefferson-Pilot or LNC or their respective subsidiaries, as the case may be;

•	actions or omissions of LNC or Jefferson-Pilot, as the case may be, taken with the prior written consent of the other or required under the merger agreement;

•	any outbreak or escalation of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located;

•	the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby or the announcement thereof; or

•	any change in such party’s stock price or trading volume in and of itself.

Principal Covenants and Agreements

Conduct of Business of LNC and Jefferson-Pilot Pending the Merger. Except as otherwise expressly contemplated or permitted by the merger agreement or the LNC and Jefferson-Pilot disclosure letters or with the prior written consent of the other party, LNC and Jefferson-Pilot and their respective subsidiaries have agreed to carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice, including using all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by governmental entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them so that their goodwill and ongoing businesses will not be impaired in any material respect at the effective time of the merger. LNC and Jefferson-Pilot and their respective subsidiaries have also agreed to refrain from doing, or making any commitment to do, any of the prohibited actions described below during the period commencing on the date of the merger agreement and continuing until the effective time of the merger:

•	enter into any new material line of business;

•	discharge, settle or satisfy any non-insurance claim, liability or obligation other than in the ordinary course of business for amounts not in excess of $5,000,000 in the aggregate;

•	enter into, amend or terminate any material reinsurance, coinsurance, modified coinsurance or any similar contract, whether as reinsurer or reinsured;

•	alter or amend in any material respect their existing underwriting, claim handling, loss control, investment, actuarial, financial reporting or accounting practices, guidelines or policies or any material assumption underlying an actuarial practice or policy, except as required by generally accepted accounting principles or applicable statutory accounting principles or the local equivalent in the applicable jurisdictions;

•	incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations and liabilities incurred or committed to in the ordinary course of business consistent with past practice;

•	enter into, terminate or make any change to any existing material lease, contract or agreement, except in the ordinary course of business consistent with past practice;

•	hire any new employee with a base salary or guaranteed monetary compensation in excess of $200,000 per year;

•	declare or pay any dividends on or make other distributions in respect of any of their capital stock, except regular quarterly cash dividends (with usual declaration and record dates and consistent with past dividend policy) and dividends by a wholly owned subsidiary;

•	split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance in respect of, in lieu of or in substitution for, shares of their capital stock, or repurchase, redeem or otherwise acquire any shares of their capital stock or any securities convertible into or exercisable for their capital stock (except for trading account shares and trust account shares in the ordinary course of business or pursuant to permitted exceptions);

•

issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of their capital stock of any class, any voting debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire any such shares or voting debt or enter into any agreement with respect to the foregoing, other than the issuance of common stock upon the exercise or settlement of stock options under stock plans and the issuance of additional stock options or stock-based awards granted in the ordinary course consistent with past practice or, in LNC’s case, in order to finance the transactions contemplated by the merger agreement;

•	amend or propose to amend their respective articles of incorporation or bylaws other than as contemplated by the merger agreement;

•	acquire or dispose or agree to acquire or dispose of any business organization (or division thereof) or any material assets, or in the case of Jefferson-Pilot, any of its equity interest in Bank of America Corporation, or, other than activities in the ordinary course of business consistent with past practice, sell, lease, assign, encumber or otherwise dispose of or agree to sell, lease, assign, encumber or otherwise dispose of any assets (including capital stock of subsidiaries and indebtedness of others);

•	incur, create or assume any long-term indebtedness for borrowed money (or modify any of the material terms of such outstanding long-term indebtedness), guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any of their own long-term debt securities or guarantee any long-term debt securities of others, other than in replacement of existing or maturing debt or, in LNC’s case, in order to finance the transactions contemplated by the merger agreement;

•	intentionally take any action that would or reasonably might be expected to, result in (1) any representations and warranties set forth in the merger agreement being or becoming untrue, (2) any conditions to the merger not being satisfied, (3) a violation of any provision of the merger agreement or, (4) unless required by law, an adverse effect on the ability of the parties to obtain any of the requisite regulatory approvals without imposition of certain conditions or restrictions;

•	change their methods of accounting in effect at June 30, 2005, except as required by changes in generally accepted accounting principles, unless their independent auditors concur with such changes;

•	take or cause to be taken any action which would reasonably be expected to disqualify the merger as a reorganization within the meaning of Section 368(a) of the Code;

•	enter into, adopt, amend (except for such amendments as may be required by law or to comply with Section 409A of the Code) or terminate certain benefit plans, or any other employee benefit plan or any agreement, arrangement, plan or policy between them and one or more of their directors or officers;

•	issue new or additional awards or grants, pay any new or additional compensation or benefits, or increase in any manner current compensation or benefits, of any director, officer, agent, independent contractor or employee, with the exception of required contributions, distributions, grants or awards under the terms of plans and arrangements in effect as of June 30, 2005, and normal increases in compensation in the ordinary course of business;

•	provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award granted on or after the date of the merger agreement, that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award will accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by the merger agreement, except, in the case of Jefferson-Pilot, with respect to job eliminations or terminations without cause occurring within two years of the effective time of the merger;

•	adopt a plan, or allow any “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X of the Exchange Act) to adopt a plan, of complete or partial liquidation, or authorize such a liquidation or a dissolution, restructuring, recapitalization or reorganization; or

•	make, change or revoke any material tax election or change their method of tax accounting, except to the extent required by changes in applicable law, generally accepted accounting principles, or statutory accounting principles.

Other Actions To Be Taken Pending the Merger. LNC and Jefferson-Pilot and their respective subsidiaries have agreed to do the following in an effort to consummate the merger:

•	use commercially reasonable efforts to procure any waivers, permits, assignments, consents or sublicenses required by third parties with respect to agreements that allow for termination or the payment of fees to such third party upon consummation of the merger; provided that the procurement of material third party consents by LNC or Jefferson-Pilot is subject to participation, cooperation and approval by the other party;

•	use commercially reasonable efforts to solicit and obtain the approval of the board of trustees, directors or similar governing body of (1) any management investment company, as defined under the Investment Company Act, or (2) any portfolio that is registered and for which any LNC or Jefferson-Pilot investment advisor, as applicable, acts as an investment advisor or sub-advisor (referred to in this joint proxy statement/prospectus as a Fund) to enter into any new investment advisory contracts with the applicable LNC or Jefferson-Pilot advisor to the extent required by and consistent with the applicable requirements of the Investment Company Act;

•	use all commercially reasonable efforts to solicit and obtain the approval of the board of trustees, directors or similar governing body of any Fund for which a broker-dealer subsidiary of LNC or Jefferson-Pilot serves as principal underwriter or distributor, to enter into new principal underwriting or distribution agreement with the applicable broker-dealer subsidiary of LNC or Jefferson-Pilot to the extent required by and consistent with the applicable requirements of the Investment Company Act;

•	use all commercially reasonable efforts to solicit and obtain the approval of the board of trustees, directors or similar governing body of any Fund to nominate or elect or solicit their respective shareholders with regard to the election of individuals as may be necessary to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company Act;

•	to the extent required by and consistent with all requirements of the Investment Company Act, as soon as reasonably practicable, inform clients and non-investment company advisory clients of the transactions contemplated by the merger agreement and, in compliance with the Investment Advisers Act and any other applicable law, request such clients’ consent as may be necessary to effect the assignment of such clients’ investment advisory agreements and any related agreements; and

•	LNC will cause the shares of LNC common stock to be issued in the merger and LNC common stock to be reserved for issuance upon exercise of the Jefferson-Pilot stock options to have been authorized for listing on the NYSE.

Transition. In order to facilitate the integration of the operations of LNC and Jefferson-Pilot after the effective time of the merger, the parties have agreed to do the following:

•	consult and cooperate with each other in identifying strategic and operational matters to the extent such consultation and cooperation are not in violation of antitrust and other applicable laws;

•	make available office space at its facilities, where reasonably determined to be appropriate and necessary, for observation and review of operations and other matters, to the extent not in violation of applicable laws;

•	upon reasonable notice to the other party, permit review of operations and visits to facilities of the other party and its subsidiaries at all times as is reasonably necessary in order to accomplish the transition, subject to antitrust and other applicable laws;

•	confer on a regular and frequent basis with the other party, report on operational matters and promptly advise each other orally and in writing of any change or event having, or which would reasonably be expected to have, a material adverse effect or which would cause a material breach of any of the representations, warranties or covenants in the merger agreement;

•

deliver to each other copies of all such reports promptly after the same are filed and allow the other party to review in advance, to the extent practicable, all information relating to the other party and any of their respective subsidiaries which appear in any filing made with or submitted to third parties or any governmental entities in connection with the transactions contemplated by the merger agreement; and

•	inform the other party promptly of the status of matters relating to completion of the transactions contemplated by the merger agreement.

Reasonable Best Efforts. Jefferson-Pilot and LNC have agreed to, and to cause their respective subsidiaries to, use all reasonable best efforts:

•	to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on the parties or their subsidiaries with respect to the merger and to consummate the transactions contemplated by the merger agreement as promptly as practicable;

•	to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained in connection with the merger and the transactions contemplated by the merger agreement; and

•	to cooperate in connection with any financing transaction undertaken by LNC to fund any portion of the cash consideration.

Notwithstanding the obligations described above, Jefferson-Pilot and LNC, as applicable, are not required to take any actions in connection with the above which would result in the following:

•	being required to hold separate or to divest any material businesses or assets; or

•	a condition or restriction which could reasonably be expected to have a material adverse effect after the effective time of the merger on the present or prospective consolidated financial condition, business or operating results of LNC.

No Solicitation. The merger agreement provides that each of Jefferson-Pilot and LNC will not and will not allow any of its subsidiaries nor any of the officers and directors of it or its subsidiaries to, and will use its reasonable best efforts to cause its and its subsidiaries’ employees, agents and representatives not to, directly or indirectly:

•	initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any acquisition proposal;

•	participate in discussions with or provide any confidential information or data to any person relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal; or

•	approve, adopt, recommend, or propose to approve, adopt or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal or propose or agree to do any of the foregoing.

The merger agreement provides that the term acquisition proposal means, other than the transactions contemplated by the merger agreement, any proposal or offer with respect to:

•	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving LNC, Jefferson-Pilot or any of their respective significant subsidiaries, as applicable;

•	any purchase or sale of 10% or more of the consolidated assets (including capital stock of subsidiaries) of LNC, Jefferson-Pilot or any of their respective subsidiaries taken as a whole, as applicable; or

•	any purchase or sale of, or tender or exchange offer for, voting securities of LNC or Jefferson-Pilot or any of their respective significant subsidiaries, as applicable, that, if consummated, would result in any person beneficially owning securities representing 10% or more of the total voting power of LNC or Jefferson-Pilot or any of their respective subsidiaries, as applicable.

The merger agreement provides further that, notwithstanding the restrictions described above, at any time prior to their respective meeting of shareholders, the board of directors is permitted to engage in discussions and negotiations with, and provide nonpublic information (subject to certain confidentiality restrictions provided in the merger agreement) and/or data to, any person that has made a bona fide unsolicited written acquisition proposal. However, such discussions and negotiations may occur only if:

•	the Jefferson-Pilot or LNC board of directors, as applicable, determines in good faith by majority vote, after consultation with its financial and outside legal advisors, that a bona fide unsolicited written acquisition proposal (1) is, or is reasonably likely to be, a superior proposal (as defined below) and (2) the failure to take action in connection with the unsolicited written acquisition proposal would cause a violation of fiduciary duties under applicable law; and

•	written notice has been delivered to LNC or Jefferson-Pilot, as applicable, at least two business days in advance of engaging in any of the above described discussions.

In addition, each party to the merger agreement has agreed to notify, orally and confirmed in writing, the other party promptly (but in no event later than 24 hours) following:

•	receipt of any acquisition proposal;

•	receipt of any request for nonpublic information by any person that informs such party or any of its subsidiaries that it is considering making, or has made, an acquisition proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible acquisition proposal;

•	commencement of discussions or negotiations concerning any acquisition proposal; or

•	delivery of nonpublic information or data to such person making the acquisition proposal.

The merger agreement provides that, as of the date of execution, each of LNC and Jefferson-Pilot would do the following:

•	cease immediately and terminate, and cause their respective subsidiaries, and its and their officers, directors, agents, representatives and advisors to cease, any and all existing activities, discussions or negotiations with any third parties conducted prior to the date of the merger agreement with respect to any acquisition proposal;

•	refrain from releasing any third party from, or waiving any provisions of, any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any acquisition proposal; and

•	use reasonable best efforts to promptly inform its and its subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken with respect to the matters described above.

The merger agreement provides that the term “superior proposal” means, with respect to either LNC or Jefferson-Pilot, a bona fide written acquisition proposal which the board of directors of LNC or Jefferson-Pilot, as the case may be, concludes in good faith, after consultation with its financial advisors and outside legal advisor, and taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break up fees, expense reimbursement provisions and conditions to consummation), is:

•	more favorable to the LNC or Jefferson-Pilot shareholders, as the case may be, from a financial point of view, than the merger and the other transactions contemplated by the merger agreement; and

•	fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

For purposes of the meaning of superior proposal, the term acquisition proposal as used therein has the same meaning described above, except that (1) the reference to “10% or more of its total voting power” is deemed to be a reference to “a majority of its total voting power,” (2) the reference to “10% or more of the consolidated assets” will be deemed to be a reference to “all or substantially all of the consolidated assets” and (3) acquisition proposal will only be deemed to refer to a transaction involving LNC or Jefferson-Pilot, as the case may be.

Principal Conditions to Completion of the Merger

The respective obligations of each party to effect the merger are subject to the satisfaction prior to the closing date of the merger of the following conditions, unless waived by both LNC and Jefferson-Pilot:

•	Jefferson-Pilot and LNC will have each obtained the required vote from their shareholders;

•	the shares of LNC common stock to be issued in the merger and LNC common stock to be reserved for issuance upon exercise of the Jefferson-Pilot stock options will have been authorized for listing on the NYSE;

•	other than the filing of the articles of merger, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any governmental entity which are necessary for the consummation of the merger or those the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the parties to the merger agreement, will have been filed, have occurred or been obtained and all such approvals will be in full force and effect;

•	the registration statement of which this joint proxy statement/prospectus forms a part will have become effective under the Securities Act and no stop order or proceedings seeking a stop order will be initiated or, to the knowledge of LNC or Jefferson-Pilot, threatened by the SEC;

•	no temporary restraining order, preliminary or permanent injunction or order, or other legal restraint or prohibition preventing the consummation of the merger will be in effect and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the merger, by any governmental entity of competent jurisdiction which makes the consummation of the merger illegal; and

•	there will not be any action taken, or any statute, rule, regulation, order or decree enacted, entered, enforced or deemed applicable to the merger by any governmental entity of competent jurisdiction which imposes any condition or restriction upon LNC or Jefferson-Pilot or any of their respective subsidiaries which could reasonably be expected to have a material adverse effect after the effective time of the merger on the present or prospective consolidated financial condition, business or operating results of LNC.

In addition, individually, the respective obligations of each party to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Jefferson-Pilot (with respect to LNC) and LNC and Merger Sub (with respect to Jefferson-Pilot) set forth in the merger agreement, disregarding all qualifications and exceptions therein relating to materiality or material adverse effect, will be true and correct as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger, subject to such exceptions as do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;

•	the other party will have performed or complied with all agreements and covenants required to be performed by it under the merger agreement at or prior to the closing date of the merger and will have performed or complied in all material respects with all other obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger; and

•	each party will have received a written opinion of counsel (reasonably satisfactory to it) to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and the parties thereto will each be a party to the transaction as described in and pursuant to Section 368(b) of the Code.

Termination Events and Termination Fees

Termination Events Requiring Fees. The merger agreement provides that it may be terminated by the parties, and, in the circumstances describes below, a party may be required to pay a fee for termination as follows:

•	if either party terminates the merger agreement because the board of directors of the other party (1) fails to recommend to its shareholders approval of the matters required for consummation of the transaction or (2) withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) such recommendation in any manner adverse to the other party or to the consummation of the merger, the non-terminating party must pay a fee of $300,000,000;

•	if either party terminates the merger agreement because (1) the required vote of LNC or Jefferson-Pilot shareholders, as the case may be, has not been obtained upon a vote taken at the duly convened meeting of the Jefferson-Pilot or LNC shareholders, as the case may be, fails to call the required shareholders meeting or to prepare and mail this joint proxy statement/prospectus in the manner required under the merger agreement, (2) at or before the date of such meeting, an acquisition proposal with respect to such party has been publicly announced, and (3) within 12 months of the date of termination, such party executes any definitive agreement with respect to, or consummates, any acquisition transaction, the non-terminating party must pay a termination fee of $300,000,000;

•	if either party terminates the merger agreement because (1) the other party breaches the merger agreement and does not cure such breach within sixty days of delivery of notice of the breach, thereby causing certain of the closing conditions to fail to be met, and (2) prior to termination an acquisition proposal with respect to the breaching party has been publicly announced, then the non-terminating party must pay a termination fee of $100,000,000; further, if within 12 months of the date of termination of the merger agreement, the other party executes a definitive agreement with respect to, or consummates, any acquisition transaction, the non-terminating party must pay an additional termination fee of $200,000,000.

The term acquisition transaction as used above means any proposal or offer with respect to, or transaction to effect, any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or any purchase or sale of all or substantially all of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person beneficially owning securities representing a majority of its total voting power or the voting power of any of its significant subsidiaries.

Termination Events Not Requiring Fee. The merger agreement also provides that it may be terminated under the following circumstances in which no fees will be payable:

•	by mutual written agreement of LNC and Jefferson-Pilot;

•	by either LNC or Jefferson-Pilot, upon written notice to the other, if:

•	a governmental entity which must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and unappealable; or

•	any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action has become final and unappealable (neither LNC nor Jefferson-Pilot may terminate the merger agreement under this provision if its failure to comply with any other provision of the merger agreement has been the cause of or has resulted in such action); or

•	the merger has not been consummated on or before October 9, 2006 (provided that neither LNC nor Jefferson-Pilot may terminate the merger agreement under this clause if its failure to comply with any provision of the merger agreement has been the cause of, or has resulted in, the failure of the merger to occur on or before that date).

If the merger agreement is validly terminated, the merger agreement will become void without any liability or obligation on the part of any party unless the party is in breach thereof, in which event the breaching party may be subject to liabilities or damages arising out of its breach of the merger agreement.

The merger agreement may not be validly terminated by either LNC or Jefferson-Pilot, as applicable, in order to accept a superior proposal.

Dividends

Each party has agreed to coordinate with the other the payment of dividends with respect to the LNC common stock and Jefferson-Pilot common stock and the record dates and payment dates of any such dividends with the intent that holders of LNC common stock and Jefferson-Pilot common stock will not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of LNC common stock and/or Jefferson-Pilot common stock or any shares of LNC common stock that any such holder receives in exchange for such shares of Jefferson-Pilot common stock in the merger.

Community Commitments

LNC and Jefferson-Pilot have agreed that it is the intent of the resulting company to engage in charitable giving and other charitable activities to the same or a greater degree as currently undertaken by LNC. After the effective time of the merger, LNC will use its reasonable best efforts (i) to honor and fulfill all charitable commitments made by Jefferson-Pilot prior to the execution of the merger agreement up to a limit not to exceed $2,500,000 in the aggregate or five years in duration and (ii) each year for a period of five years, to engage in charitable giving in respect of the communities to which Jefferson-Pilot currently gives, at a level equal to the greater of $2.5 million in aggregate per year or the level determined using LNC’s charitable giving formula.

Corporate Governance

The merger agreement requires that LNC amend its bylaws upon completion of the merger to effectuate the corporate governance changes described under “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83.

Alternate Transaction Structures

The merger agreement provides that, with the consent of Jefferson-Pilot, LNC may change the method of effecting the business combination in the merger agreement, provided that, including other things, this change does not alter the kind or amount of merger consideration to be received by Jefferson-Pilot shareholders or the tax consequences of the merger to the Jefferson-Pilot shareholders or delay the receipt of any required regulatory approval.

Fees and Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expense, except (1) as otherwise provided with respect to the payment of any termination fees as described above and (2) each of LNC and Jefferson-Pilot will pay 50% of any fees and expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus forms a part.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the required approvals of the LNC and Jefferson-Pilot shareholders have been obtained, no amendment or waiver may be made or given that requires the approval of such shareholders unless such approval is obtained.

Governing Law

The merger agreement is governed by and is to be interpreted in accordance with the laws of the State of Indiana.

INFORMATION ABOUT LNC

For a detailed description of LNC’s business, the latest financial statements of LNC, management’s discussion and analysis of LNC’s financial condition and results of operations, and other important information concerning LNC, please refer to LNC’s Annual Report on Form 10-K for the year ended December 31, 2004, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2005, and other documents filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

Business

LNC is a holding company, which operates multiple insurance and investment management businesses through subsidiary companies. LNC was organized under the laws of the state of Indiana in 1968 and maintains its principal executive offices in Philadelphia, Pennsylvania. “Lincoln Financial Group” is the marketing name for LNC and its subsidiary companies. At September 30, 2005, LNC had consolidated assets of $122.1 billion and consolidated shareholders’ equity of $6.3 billion.

Through its business segments, LNC sells a wide range of wealth protection and accumulation products. These products include fixed annuities, variable annuities, universal life insurance, variable universal life insurance, term life insurance, other individual insurance coverages, retail mutual funds, “529” college savings plans and managed accounts. LNC has four business segments: (1) Lincoln Retirement, (2) Life Insurance, (3) Investment Management and (4) Lincoln UK. LNC also has an “Other Operations” category that includes the financial data for the operations of Lincoln Financial Advisors and Lincoln Financial Distributors, its retail and wholesale distributors, and for operations that are not directly related to the business segments, unallocated corporate items (such as, corporate investment income and interest expense on short-term and long-term borrowings), and the historical results of the former reinsurance segment, which was sold to Swiss Re in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Lincoln Retirement. The Lincoln Retirement segment, with principal operations in Fort Wayne, Indiana, and Hartford, Connecticut, and additional operations in Portland, Maine, and Arlington Heights, Illinois, provides tax-deferred investment growth and lifetime income opportunities for its clients by offering fixed and variable annuities. There are two lines of business within this segment, individual annuities and employer-sponsored markets.

Life Insurance. The Life Insurance segment, with principal operations in Hartford, Connecticut and additional operations in Fort Wayne, Indiana and Schaumburg, Illinois, focuses on the creation and protection of wealth for its clients through the manufacture of life insurance products. The Life Insurance segment offers both single and survivorship versions of universal life, variable universal life, and interest-sensitive whole life, as well as corporate owned universal and variable universal life insurance and term insurance. The segment also offers a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

Investment Management. The Investment Management segment, with principal operations in Philadelphia, Pennsylvania, provides investment products and services to both individual and institutional investors through Delaware Management Holdings, Inc. and its affiliates, which is referred to as Delaware. Delaware offers a broad line of mutual funds, retirement plan services and other investment products, including managed accounts and “529” college savings plans for Hawaii and Pennsylvania, to retail investors.

Lincoln UK. Lincoln UK is headquartered in Barnwood, Gloucester, England, and is licensed to do business throughout the United Kingdom. Lincoln UK is primarily focused on protecting and enhancing the value of its existing customer base. The segment accepts new deposits on the existing block of business and markets a limited range of new products. Lincoln UK’s product portfolio principally consists of unit-linked life and pension products, which are similar to U.S. produced variable life and annuity products, where the risk associated with the underlying investments are borne by the policyholders.

LNC’s revenues by segment for each of the last three years were as follows:

Year Ended December 31	2004	2003	2002
	(in millions)
Revenue:
Lincoln Retirement	$2,128.0	$1,985.1	$1,985.5
Life Insurance	1,952.9	1,906.1	1,881.7
Investment Management	535.0	474.0	418.5
Lincoln UK	342.2	274.5	275.4

Segment Operating Revenue	4,958.1	4,639.7	4,561.1
Other Operations	852.3	668.3	696.0
Consolidating adjustments	(517.2)	(384.0)	(341.1)
Net realized investment results	76.8	356.4	(279.8)
Other	1.3	3.5	(0.7)

Total	$5,371.3	$5,283.9	$4,635.5

LNC’s principal executive office is located at Centre Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, Pennsylvania 19102. Its telephone number is (215) 448-1400.

INFORMATION ABOUT JEFFERSON-PILOT

For a detailed description of Jefferson-Pilot’s business, the latest financial statements of Jefferson-Pilot, management’s discussion and analysis of Jefferson-Pilot’s financial condition and results of operations, and other important information concerning Jefferson-Pilot, please refer to Jefferson-Pilot’s Annual Report on Form 10-K for the year ended December 31, 2004, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2005, and other documents filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

Business

Jefferson-Pilot is a financial services and broadcasting holding company. It was incorporated in North Carolina in 1968 and is headquartered at 100 North Greene Street, Greensboro, North Carolina 27401. Its subsidiaries provide products and services in four major businesses: (1) life insurance, (2) annuities and investment products, (3) group life, disability and dental insurance, and (4) broadcasting and sports programming production. At September 30, 2005, Jefferson-Pilot had consolidated assets of $35.8 billion and consolidated shareholders’ equity of $3.8 billion.

Jefferson-Pilot’s principal life insurance subsidiaries are Jefferson-Pilot Life Insurance Company (established in 1903), along with Jefferson Pilot Financial Insurance Company and its wholly owned subsidiary, Jefferson Pilot LifeAmerica Insurance Company. Jefferson-Pilot Communications Company and its wholly owned subsidiaries conduct Jefferson-Pilot’s broadcasting and sports programming operations. Jefferson Pilot Securities Corporation is a registered non-clearing broker/dealer.

Individual Products. Jefferson-Pilot’s Individual Products segment markets individual life insurance policies through independent general agents, independent national account marketing firms, agency building general agents, home service agents, broker/dealers, banks and other strategic alliances. Individual Products include universal life and variable universal life, as well as traditional life products.

Annuities and Investment Products. The Annuity and Investment Products segment offers fixed annuity products, including equity indexed annuities, through most of the distribution channels discussed in Individual Products above as well as through financial institutions, investment professionals and annuity marketing organizations. Jefferson-Pilot’s broker/dealer is also part of the Annuity and Investment Products segment and markets variable life insurance written by Jefferson-Pilot’s insurance subsidiaries and other carriers and also sells other securities and mutual funds.

Benefit Partners. The Benefit Partners segment offers group life, disability and dental insurance to the employer marketplace. These products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third party administrators and other employee benefit firms.

Communications. The Communications segment consists of 18 radio and 3 television broadcasting stations located in selected markets in the Southeastern and Western United States and also produces syndicated sports programming.

Jefferson-Pilot also has a “Corporate and Other” segment that contains the activities of Jefferson-Pilot’s parent company and passive investment affiliates, surplus of the life insurance subsidiaries not allocated to other segments, financing expenses on corporate debt, benefit plan net assets, goodwill related to insurance acquisitions, strategic initiatives intended to benefit the entire company and United States federal and state income taxes not otherwise allocated to business segments. Jefferson-Pilot includes all realized gains and losses on investments in the Corporate and Other segment and holds all defaulted securities in this segment.

Revenues by Segment*

Year Ended December 31	2004	2003	2002
	(in millions)
Revenue by Segment*:
Individual Products	$1,780	$1,774	$1,737
Annuity and Investment Products	718	694	686
Benefits Partners	1,202	820	698
Communications	239	214	208
Corporate and Other	122	118	99

	4,061	3,620	3,428
Realized investment gains (losses), before taxes	41	(47)	(22)

Total revenues	$4,102	$3,573	$3,406

*	Revenues include net investment income earned on assets backing insurance liabilities and line surplus for each reportable segment.

DESCRIPTION OF LNC CAPITAL STOCK

The following summary is a description of the material terms of LNC’s capital stock. You should also refer to the applicable provisions of the Indiana Business Corporation Law, which is referred to as the IBCL, LNC’s current bylaws, LNC’s bylaws (to be amended at the completion of the merger) and LNC’s articles of incorporation, including the certificates of designations pursuant to which the outstanding series of LNC’s preferred stock is issued and outstanding for greater detail on provisions that may be important to you. See “Where You Can Find More Information” beginning on page 143. A copy of the form of LNC’s bylaws, which will become effective upon completion of the merger, is attached to this joint proxy statement/prospectus as Annex B.

THE FOLLOWING DESCRIPTION OF LNC’S OUTSTANDING CAPITAL STOCK SHOULD BE READ CAREFULLY BY JEFFERSON-PILOT SHAREHOLDERS SINCE, AT THE EFFECTIVE TIME OF THE MERGER, MOST OUTSTANDING SHARES OF JEFFERSON-PILOT COMMON STOCK WILL BE CONVERTED INTO 1.0906 SHARES OF LNC COMMON STOCK.

Authorized and Outstanding Capital Stock

Under LNC’s articles of incorporation, the authorized capital stock of LNC is 810,000,000 shares, consisting of 800,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the close of business on the record date, LNC had outstanding [*] shares of common stock, (including [*] shares held in treasury) and had reserved approximately [*] shares of LNC common stock for issuance upon conversion of the LNC Series A preferred stock and under various employee or director incentive, compensation or option plans. LNC currently has only one series of preferred stock outstanding, the LNC Series A preferred stock, of which there were [*] shares issued and outstanding on the record date. All outstanding shares of LNC capital stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

Transfer Agent and Registrar. LNC common stock is traded on the NYSE under the symbol “LNC.” The registrar and transfer agent is Mellon Investor Services LLC.

Voting Rights. Each holder of record of LNC common stock is entitled to one vote for each share of LNC common stock held on all matters submitted to a vote of the shareholders, including election of directors. Holders of LNC common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights. The holders of LNC common stock may receive cash dividends, if and when declared by LNC’s board of directors out of funds legally available for that purpose, and subject to preferential rights of the holders of preferred stock or other special classes of stock.

Liquidation Rights. In the event of a liquidation, dissolution or winding up, holders of LNC common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding.

Preemptive Rights. Holders of LNC common stock do not have any preemptive or similar equity rights.

Shareholders Rights Plan

LNC has in place a shareholders rights plan, which is referred to as the Rights Plan, which could discourage unwanted or hostile takeover attempts that are not approved by LNC’s board of directors. The Rights Plan permits holders of LNC common stock to purchase either shares of LNC common stock or shares of the acquirer at a discount to the market value in response to specified takeover events. These rights do not apply to the merger. The Rights Plan is expected to continue in effect after the merger until it expires on November 16, 2006 or is extended by LNC’s board of directors.

The Rights. On November 6, 1986, LNC’s board of directors declared a dividend of one common share purchase right, which is referred to as a Right or Rights, for each share of LNC common stock then outstanding and each share of LNC common stock issued thereafter. The Rights currently trade with the LNC common stock.

Exercisability. The Rights separate from the shares of LNC common stock upon the “Distribution Date,” which is the earlier of either (i) the tenth calendar day after the announcement that a person or group has acquired beneficial ownership of 15% or more of LNC’s common stock or (ii) the tenth business day after a person commences, or announces an intention to commence, an offer the consummation of which will result in such person owning 15% or more of LNC’s common stock, in both scenarios the persons are referred to as an Acquiring Person. After separation, each Right entitles its holder to purchase from LNC one common share at an “Exercise Price” of $200.00, until the earlier of November 13, 2006, unless the Rights Plan is extended or the Rights are redeemed by LNC’s board of directors. The Rights will begin trading separately following the Distribution Date.

Flip-Over Events and Flip-In Events. In the event that (i) LNC is acquired in a merger or other business combination, (ii) any person consolidates or mergers with LNC and all or part of LNC’s common stock is exchanged for securities, cash or property of any other person or (iii) 50% or more of LNC’s consolidated assets or earning power are sold, which is referred to collectively as a Flip-Over Event, each Right will entitle its holder, other than the Acquiring Person, to purchase at the Exercise Price, upon exercise of the Right, common stock in the surviving corporation with a market value of two times the Exercise Price. In the event that a person acquires 15% or more of the outstanding LNC common stock, which is referred to as a Flip-In Event, alternatively, each Right will entitle its holder, other than the Acquiring Person, the right to purchase at the Exercise Price, upon exercise of the Right, LNC common stock with a market value of two times the Exercise Price.

Exchange Option. At any time after a person becomes an Acquiring Person, but before its acquisition of 50% or more of the LNC common stock, LNC’s board of directors may exchange Rights, other than the Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of LNC common stock per Right, subject to adjustment.

Redemption. Rights are redeemable in whole, but not in part, at $0.01 per Right at anytime prior to the expiration of 10 calendar days from the date of the public announcement that a person or group has become an acquiring person. Until a Right is exercised, the holder of the Right will have no rights as a shareholder of LNC, including without limitation, the right to vote or to receive dividends.

The purchase price payable, and the number of shares of LNC common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, LNC’s common stock;

•	as a result of the grant to holders of LNC common stock of certain rights or warrants to subscribe for LNC common stock or convertible securities at less than the current market price of LNC common stock; or

•	as a result of the distribution to holders of LNC common stock of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in LNC common stock) or of subscription rights or warrants, other than those referenced above.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

The Rights Agreement will not prevent a takeover of LNC. However, the Rights Agreement may cause a substantial dilution to a person or group that acquires 15% or more of LNC’s common stock unless LNC’s board of directors first elects to redeem the Rights. Nevertheless, the Rights Agreement should not interfere with a transaction that the board of directors of LNC determines is in LNC’s and its shareholders’ best interest because the Rights can be redeemed prior to the completion of that transaction or the Rights Agreement can be amended in any manner prior to the Distribution Date.

The complete terms of the Rights are contained in the Rights Agreement. The foregoing description of the Rights and the Rights Agreement is qualified in its entirety by reference to the Rights Agreement. To obtain a copy of the Rights Agreement, please see “Where You Can Find More Information” beginning on page 143.

Preferred Stock

General. LNC’s board of directors is authorized by LNC’s articles of incorporation to provide for the issuance of up to 10 million shares of preferred stock, in one or more series, and to fix by resolution and to the extent permitted by the IBCL, the relative rights, preferences and limitations of each series of preferred stock, including dividend, redemption, liquidation, sinking fund, conversion and other provisions in the resolutions or certificate establishing or designating the series, without a vote or any other action taken by LNC’s shareholders.

Shares Outstanding. LNC has only one series of preferred stock outstanding, the LNC Series A preferred stock, of which there were [ * ] shares issued and outstanding on the record date. All outstanding shares of LNC preferred stock are duly authorized, validly issued, fully paid and non-assessable.

Series A Preferred Stock

Voting Rights. Each holder of preferred stock of any series outstanding is entitled to one vote per share and to vote together, as a single class, with holders of LNC common stock on all matters submitted to a vote of the common shareholders.

Special Voting Rights With Respect to Directors. In the event that six or more quarterly dividends, whether or not consecutive, on any series of preferred stock are in default, the holders of any outstanding series of preferred stock as to which the default exists will be entitled, at the next annual meeting of shareholders, to vote as a class to elect two directors of LNC. This right will continue with respect to shares of cumulative preferred stock, including the LNC Series A preferred stock, until all accumulated and unpaid dividends on all such shares, the holders of which are entitled to vote at the previous special meeting of shareholders, have been paid or declared and set aside for payment and, with respect to shares of non-cumulative preferred stock, if any, until any non-cumulative dividends have been paid or declared and set apart for payment for four consecutive quarterly dividend periods on all such shares, the holders of which were entitled to vote at the previous annual meeting of shareholders.

Other Special Voting Rights. In addition, the approval of the holders of record of at least two-thirds of the outstanding shares of all series of preferred stock of LNC, voting as a class, will be required to take the following actions:

•	amend LNC’s articles of incorporation to create or authorize any stock ranking prior to or on a parity with the outstanding preferred stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up;

•	to create or authorize any security convertible into shares of stock ranking prior to or on a parity with the outstanding preferred stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up;

•	amend, alter, change or repeal any of the express terms of any outstanding preferred stock, or any series thereof, in any prejudicial manner (provided only holders of two-third of the outstanding shares of the series prejudiced by such change or repeal need consent to such action);

•	merge or consolidate with another corporation where LNC is not the surviving entity, if the rights, preferences or powers of the preferred stock would be adversely affected or if securities would thereupon be authorized or outstanding which could not otherwise have been created without the approval of the preferred shareholders; or

•	authorize, or revoke a previously authorized, voluntary dissolution of LNC, approve any limitation of the terms of existence of LNC, or authorize the sale, lease, exchange or other disposition of all or substantially all of the property of LNC.

Dividend Rights. To the extent permitted by law, holders of LNC Series A preferred stock are entitled to receive, but only when and as declared by LNC’s board of directors, cash dividends at the per annum rate of $3.00 per share, payable $0.75 per share quarterly. Dividends on the Series A preferred stock are cumulative.

Liquidation: Holders of LNC Series A preferred stock are entitled to a liquidation preference of $80.00 per share, plus accrued dividends, before any assets may be distributed to holders of LNC common stock or any other stock ranking junior to the LNC Series A preferred stock.

Redemption: The LNC Series A preferred stock may be redeemed at any time at the option of LNC’s board of directors, in whole or in part, at a redemption price of $80.00 per share plus accrued but unpaid dividends.

Conversion. Each share of LNC Series A preferred stock is currently convertible at the option of the holder thereof into sixteen shares of LNC common stock, subject to certain further adjustments. There is no conversion rate adjustment for a merger.

Anti-Takeover Considerations

In addition to the shareholder rights plan discussion above, Indiana law and LNC’s articles of incorporation and bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of LNC either before or after the merger. These provisions of LNC’s articles of incorporation and bylaws include a classified board of directors, procedures for calling special meetings of shareholders, requirements for advance notice of shareholder-proposed business at annual meetings, the authorization of directors to fill vacancies on the board occurring between annual shareholders meeting, and the election of directors by a plurality of votes rather than cumulative voting. In addition, under Indiana law, directors may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation and the communities in which offices and other facilities are located, and any other factors the directors consider pertinent. For a description of these provisions and the provisions available under Indiana law, please see “Comparison of Shareholder Rights and Corporate Governance Matters” below.

COMPARISON OF SHAREHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

LNC is an Indiana corporation subject to the provisions of the IBCL. Jefferson-Pilot is a North Carolina corporation subject to the provisions of the North Carolina Business Corporation Act, or NCBCA. The rights of LNC shareholders are currently governed by LNC’s articles of incorporation and bylaws and the IBCL. The rights of Jefferson-Pilot shareholders are currently governed by Jefferson-Pilot’s articles of incorporation and bylaws and the NCBCA.

Following the completion of the merger, LNC’s bylaws will be amended as set forth in the merger agreement and described in this joint proxy statement/prospectus. Certain key amendments to the LNC bylaw are highlighted below, however, for a complete explanation of amendments to the LNC bylaws, please see “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83. Upon completion of the merger, the rights of LNC shareholders and Jefferson-Pilot shareholders, who will become LNC shareholders, will be governed by LNC’s articles of incorporation and amended bylaws and the IBCL.

The following description summarizes the material differences that may affect the rights of LNC and Jefferson-Pilot shareholders, as well as what those differences will be after the effective time of the merger, if applicable, because of the amendment to LNC’s bylaws. However, the following description is not a complete statement of all of those differences, or a complete description of the specific provisions referred to in this summary. In addition, the identification of some of the differences in the rights of LNC and Jefferson-Pilot shareholders as material is not intended to indicate that other differences do not exist. Shareholders should read carefully the relevant provisions of the IBCL and the NCBCA and the articles of incorporation and bylaws of LNC as well as the articles of incorporation and bylaws of Jefferson-Pilot. See “Where You Can Find More Information” beginning on page 143. A copy of the form of LNC’s bylaws, which will become effective upon completion of the merger, is attached to this joint proxy statement/prospectus as Annex B.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

Authorized Capital Stock

The authorized capital stock of LNC is 810,000,000 shares, consisting of 800,000,000 shares of common stock and 10,000,000 shares of preferred stock.

As of the record date, LNC had outstanding [ * ] shares of LNC Series A preferred stock.

The authorized capital stock of Jefferson-Pilot is 370,000,000 shares, consisting of 350,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Jefferson-Pilot does not currently have any preferred stock issued.

Dividends	Under the IBCL, a corporation may only pay dividends or make other distributions if, after giving effect to the distribution, (i) the corporation would be able to pay its debts as they become due in the usual course of business, and (ii) the corporation’s total assets would be more than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.	Under the NCBCA, a corporation may only pay dividends or make other distributions if, after giving effect to the distribution, (i) the corporation would be able to pay its debts as they become due in the usual course of business, and (ii) the corporation’s total assets would be more than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Common Stock: Under the LNC articles of incorporation, holders of LNC common stock are entitled to receive dividends, when and as declared by the board of directors, only after all dividends accrued on all preferred stock or special classes of shares entitled to preferential dividends are paid or declared and set apart for payment.

Preferred Stock: For information on the dividend rights of holders of LNC Series A preferred stock see “Description of LNC Capital Stock — Preferred Stock” beginning on page 114.

Right to Call Special Meeting of Shareholders	Under LNC’s bylaws, a special meeting of the shareholders may be called by the board of directors. Under the IBCL, holders of all of the votes entitled to be cast on an issue may make a demand for a special shareholders’ meeting.	Under Jefferson-Pilot’s by-laws, a special meeting of the shareholders may be called by the board of directors. Under the NCBCA, shareholders of a public corporation do not have the right to call a shareholders’ meeting.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

Notice of Shareholder Proposals	Under LNC’s bylaws, a shareholder may properly bring business before any annual meeting of shareholders if the shareholder gives timely notice of the proposed business.	Under Jefferson-Pilot’s by-laws, proposals for shareholder action may be made only by a shareholder entitled to vote for the election of directors generally and only if written notice of the shareholder’s intent to

To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal office of LNC, not less than ninety days nor more than one hundred twenty days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences thirty days before such anniversary date and ends thirty days after such anniversary date (an annual meeting date outside such period is referred to as an Other Annual Meeting Date), the shareholder notice will be given by the close of business on the later of:

(i)     the date ninety days prior to such Other Annual Meeting Date; or

(ii)    the tenth day following the date such Other Annual Meeting Date is first publicly announced or disclosed.

A shareholder’s notice to the secretary must set forth as to each matter the shareholder proposes to bring before the meeting:

(i)     a brief description of the business desired to be brought before the meeting, including the text of any proposal to be presented;

(ii)    the name and address, as they appear on the corporation’s stock records, of the shareholder proposing such business;

(iii)  the class and number of shares of LNC beneficially owned by the shareholder; and

(iv)   any interest of the shareholder in such business.

In no event will the adjournment of an annual meeting or special meeting, commence a new period for the giving of a shareholder’s notice.

make a proposal or proposals is delivered or mailed to the secretary of Jefferson-Pilot not later than:

(i)     with respect to an annual meeting, ninety days in advance of the meeting; and

(ii)    with respect to a special meeting, the close of business on the seventh day following the date on which notice of the meeting is given to shareholders.

The notice must set forth:

(i)     the name and address of the shareholder intending to make the proposal or proposals;

(ii)    a written statement of the shareholder’s proposal or proposals; and

(iii)  a representation that the shareholder is a holder of record of stock of Jefferson-Pilot entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to make the proposal or proposals.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders
Nomination of Director Candidates by Shareholders

Under LNC’s bylaws, a shareholder entitled to vote for the election of directors at the annual meeting may nominate persons for election to the board of directors. A shareholder must have given timely written notice, as described in “Notice of Shareholder Proposals” above, of the nomination to the secretary of the corporation.

A shareholder’s notice to the secretary must set forth:

(i)     the name and address, as they appear on the corporation’s stock records, of the shareholder proposing such business; and

(ii)    the class and number of shares of the corporation which are beneficially owned by the shareholder.

In addition, as to each person whom the shareholder proposes to nominate for election or re-election as a director, the notice must state:

(i)     the name, age, business address and residence address of such person;

(ii)    the principal occupation or employment of such person;

(iii)  the class and number of shares of the corporation which are beneficially owned by such person;

(iv)   any other information relating to such person that is required to be disclosed in solicitation of proxies for election of directors under the SEC’s proxy rules, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(v)    the qualifications of the nominee to serve as a director of the corporation.

Under Jefferson-Pilot’s articles of incorporation and by-laws, a shareholder entitled to vote in the election of directors generally may nominate one or more persons for election to the board of directors at a meeting only if written notice of the shareholder’s intent to make a nomination is delivered or mailed to the secretary of Jefferson-Pilot not later than:

(i)     with respect to an annual meeting, ninety days in advance of the meeting, and

(ii)    with respect to a special meeting for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is given to shareholders.

The notice must set forth:

(i)     the name and address of the shareholder intending to make the nomination and of the person to be nominated;

(ii)    a representation that the shareholder is a holder of record of stock of Jefferson-Pilot entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to make the nomination;

(iii)  a description of all arrangements and understandings between the shareholder and each nominee and any other person (naming such person) pursuant to which the nomination is to be made;

(iv)   any other information relating to such person that is required to be disclosed in solicitation of proxies for election of directors under the SEC’s proxy rules, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and

(v)    the nominee’s consent to serve as a director if elected.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

In the event of a special meeting of shareholders called for the purposes of electing one or more directors, the above required shareholder’s notice for nominating a person or persons will be delivered to the LNC corporate secretary not later than the close of business on the tenth day following the day on which the date of the special meeting and either the names of the nominees proposed by the board of directors to be elected at such meeting or the number of directors to be elected, are publicly announced or disclosed.

In no event will the adjournment of an annual meeting or special meeting commence a new period for the giving of notice to shareholders as provided above.

Number of Directors

Under the IBCL, the board of directors of a corporation must consist of one or more individuals, with the number specified or fixed in accordance with the articles of incorporation or bylaws.

LNC’s articles of incorporation provide that the number of directors may, from time to time, be fixed by the bylaws at any number not less than three and in the absence of a bylaw fixing the number of directors, the number will be 13.

Before the merger: LNC’s bylaws currently fix the number of directors at 12.

After the merger: LNC’s bylaws will fix the number of directors at 15. For a description of the composition of the LNC board of directors following the consummation of the merger, please see “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After The Merger” beginning on page 83.

Under the NCBCA, the board of directors of a corporation must consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or by-laws.

Jefferson-Pilot’s articles of incorporation provide that the board of directors must consist of no less than eleven and no more than fifteen directors, with the exact number to be established, from time to time, by the board of directors.

Removal of Directors	Under the IBCL, a director may be removed by the shareholders or directors, with or without cause, unless the articles of incorporation provide otherwise.	Under the NCBCA, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders
	Under LNC’s articles of incorporation, any or all members of the board of directors may be removed, with or without cause, at a meeting of shareholders called for that purpose by a vote of the holders of three-fourths of the shares of LNC outstanding and entitled to vote at an election of directors.	Subject to the NCBCA, under Jefferson-Pilot’s articles of incorporation and by-laws, any or all members of the board of directors may be removed, with or without cause, by an affirmative vote of holders of 80% of the outstanding shares of Jefferson-Pilot. Any director may also be removed from office at any time, for cause, by the vote of a majority of the entire board of directors.

Vacancies on the Board of Directors

Under LNC’s bylaws, and subject to the articles of incorporation, any vacancy occurring in the board of directors may be filled by a majority of the remaining directors, even if less than a quorum, or, at the discretion of the board of directors, any vacancy may be filled by a vote of the shareholders.

After the merger: Upon completion of the merger and prior to the 2007 annual meeting of shareholders, the LNC bylaws will be amended to provide that directors who were directors of LNC or Jefferson-Pilot prior to completion of the merger and serving on LNC’s Corporate Governance Committee after the merger will have the right to recommend qualified nominees to the board of directors to fill vacancies with respect to former LNC or Jefferson-Pilot directorships and the board of directors will not be able to fill vacancies with non-recommended candidates. See “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83.

Under Jefferson-Pilot’s articles of incorporation and by-laws, vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy in a class will hold office for the remainder of the term of the class to which such director was appointed and until his successor has been elected and qualified.

Director Liability	Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office in compliance with the IBCL and the breach or failure to perform constitutes willful misconduct or recklessness. Subject to this standard, a director who votes for or assents to distributions in violation of the IBCL or LNC’s articles of incorporation is personally liable to LNC for the amount of the illegal distribution and is entitled to contribution from the other directors who voted for or assented to such distribution and the shareholders who received the distribution.

Under the NCBCA, corporations may adopt provisions in their charter documents reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to:

(i)     acts or omissions that, at the time of the breach, the director knew or believed were clearly in conflict with the best interests of the corporation;

(ii)    any liability for an unlawful distribution under the NCBCA; or

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

(iii)  any transaction from which the director derived an improper personal benefit.

Jefferson-Pilot’s articles of incorporation eliminate the personal liability of each director arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of his fiduciary duty as a director, to the maximum extent permitted by the NCBCA.

Indemnification of Officers, Directors and Employees

As permitted by the IBCL and the Indiana Insurance Law, LNC’s bylaws provide for the indemnification of its officers, directors and employees, or any person who, while a director, officer or employee, is or was serving at the request of LNC as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys’ fees) incurred by them in connection with the defense of any action, suit, or proceeding to which they are made or threatened to be made a party (including those brought by, or on behalf of LNC) if such person is successful on the merits or otherwise in the defense of such proceeding, except with respect to matters as to which they are adjudged liable for negligence or misconduct in the performance of duties to their respective corporations.

LNC will also reimburse such officers, directors, and employees for reasonable costs of judgment settlement, penalties, fines and reasonable expenses (including attorneys’ fees) incurred with respect to, any such action, suit, or proceeding where such person is not wholly successful on the merits or otherwise in the defense of such proceeding, if such person’s conduct was in good faith, and such person reasonably believed that his/her conduct was in LNC’s best interest. In the case of a criminal proceeding, such person must also have reasonable cause to believe his/her conduct was lawful.

As permitted by the NCBCA, Jefferson-Pilot has agreed to indemnify its officers and directors against any liability, to the fullest extent permitted by law, through a resolution adopted by its board of directors and ratified by its shareholders.

Jefferson-Pilot will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals, by reason of the fact that he/she is or was a director, officer or employee of Jefferson-Pilot, or is or was serving at the request of Jefferson-Pilot as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, or as a committee member, trustee, or administrator under an employee benefit plan, against expenses (including attorneys’ fees), judgments, decrees, fines, penalties, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, except that no indemnification will be made in respect of any liability or litigation expenses which such person may incur on account of that person’s activities which were at the time taken known or believed by that person to be clearly in conflict with the best interests of Jefferson-Pilot. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that such person knew or believed the activities were clearly in conflict with the best interests of Jefferson-Pilot.

Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

In the case of directors, a determination as to whether indemnification or reimbursement is proper will be made by a majority of the disinterested directors or a committee thereof or by special legal counsel. In the case of individuals who are not directors, such determination will be made by the chief executive officer of the respective corporation, or, if he so directs, in the manner it would be made if the individual were a director of the corporation.

The indemnification rights provided by LNC’s bylaws are not exhaustive and are in addition to any rights to which a director or officer may otherwise be entitled under LNC’s articles of incorporation or bylaws, any resolution of the board of directors or the LNC shareholders, any other authorization adopted by LNC shareholders or as a matter of law.

Any indemnification described above (unless ordered by a court) will be made by Jefferson-Pilot only as authorized in the specific case upon a determination that indemnification of the indemnified person is proper in the circumstances because such person did not know or believe, at the time, that the activities were clearly in conflict with the best interests of Jefferson-Pilot. Such determination will be made (i) by a majority vote of directors acting at a meeting at which a quorum is present, or (ii) if such a quorum is not obtainable (or even if obtainable) and a majority of directors so direct, by independent legal counsel (compensated by Jefferson-Pilot) in written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

Expenses of each indemnified person incurred in defending a civil, criminal, administrative, or investigative action, suit, or proceeding (including all appeals), or threat thereof, may be paid by Jefferson-Pilot in advance of the final disposition of such action, suit, or proceeding as authorized by the board of directors, upon receipt of an undertaking by or on behalf of the indemnified person, to repay such amount unless it will ultimately be determined such person is entitled to be indemnified by Jefferson-Pilot.

The indemnification provided by the resolution will not be deemed exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law, any agreement, vote of shareholders, any insurance purchased by Jefferson-Pilot, or otherwise, both as to action in the director’s, officer’s or employee’s official capacity and as to action in another capacity while holding such office, and will continue as to a director, officer or employee who has ceased to be a director, officer or employee and will inure to the benefit of the heirs, executors and administrators of such an employee.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders
Jefferson-Pilot is permitted to purchase and maintain insurance on behalf of any employee who is or was a director, officer or employee of Jefferson-Pilot, or is or was serving at the request of Jefferson-Pilot as a director, trustee, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the employee and incurred by the employee in any such capacity, or arising out of the employee’s status as such, whether or not Jefferson-Pilot would have the power to indemnify the employee against such liability under the provisions of the resolution or North Carolina law.

Amendment of Articles of Incorporation

Except for amendments of the articles of incorporation not requiring shareholder approval, such as stock splits, reverse stock splits and reducing the number of authorized shares solely as the result of a cancellation of treasury shares, the IBCL provides that, unless a greater vote is required under a specified provision of the IBCL or by a corporation’s articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon the affirmative vote, if there is a quorum, of the holders of a greater number of shares cast in favor of the amendment than the holders of shares cast against the amendment, unless the amendment would create dissenters’ rights in which case a favorable vote of the holders of a majority of the outstanding shares entitled to be cast is required. Under the IBCL, a corporation’s board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of holders of a greater percentage of the voting shares of the corporation than otherwise would be required under the IBCL.

LNC’s articles of incorporation require that amendments to the following articles of LNC’s articles of incorporation require the affirmative vote of at least 75% of the votes entitled to be cast by the holders of the

Under the NCBCA, amendments to a corporation’s articles of incorporation require board approval and shareholder approval. The votes cast in favor of the amendment within each shareholder voting group entitled to vote must exceed the votes cast against the amendment, unless the articles of incorporation or other provisions of North Carolina law specify a greater number or proportion. Further, if the amendment gives rise to dissenters’ rights for any voting group, in addition to the vote specified above, a majority of the votes entitled to be cast on the amendment by the voting group entitled to dissenters’ rights must approve the amendment.

Jefferson-Pilot’s articles of incorporation require the affirmative vote of the holders of 80% of the outstanding shares to amend:

(i)     Article IX, which relates to the number, classification, nomination, including advance notice, vacancies and removal of directors; and

(ii)    Article X relating to certain business combinations with any person who is, or is affiliated with, a beneficial owner, directly or indirectly, of more than 20% of Jefferson-Pilot’s outstanding voting shares.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

outstanding shares of all classes of voting stock, voting together and not by class:

(i)     Article VII relating to the number, qualifications, classification and removal of directors; and

(ii)    Article XI relating to the approval of certain business combinations with any person (other than LNC or any of its subsidiaries) who is, or is affiliated with, a beneficial owner, directly or indirectly, of more than 10% of LNC’s outstanding voting shares.

Amendment of Bylaws

Before the merger: Under LNC’s bylaws, only a majority of the whole board of directors may alter, amend or repeal the bylaws and adopt new bylaws.

After the merger: For the 30 months following the effective date of the merger, a supermajority of 70% of the whole board of directors will be required to amend Article II Section 2 of the amended bylaws, which addresses the composition of the board of directors and its committees following the merger. See “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83.

Under the NCBCA, the board of directors of a corporation may amend or repeal the by-laws upon the affirmative vote of a majority of directors present at the meeting, and its shareholders may amend or repeal the by-laws provided that the votes cast in favor of such action exceed the votes cast against such action. In addition, under the NCBCA, the board of directors may not re-adopt, amend or repeal a by-law adopted, amended or repealed by the shareholders unless the corporation’s articles of incorporation or a by-law adopted by the shareholders authorizes such action by the board.

Notwithstanding the foregoing, under Jefferson-Pilot’s by-laws, in addition to any other vote required, the board of directors may not amend Sections 1, 2, 7, 8, 9, 10 or 11 of Article II, which relate to matters regarding the board of directors, without the affirmative vote of the holders of 80% or more of the outstanding Jefferson-Pilot shares.

Rights Plan	LNC has in place a shareholder rights plan pursuant to which a right is attached to each outstanding share of LNC common stock. See “Description of LNC Capital Stock — Shareholders Rights Plan” beginning on page 112. The common rights have certain anti-takeover effects. The common rights may cause substantial dilution to a person or group that attempts to acquire LNC on terms not approved by LNC’s board of directors,	Jefferson-Pilot also has in place a shareholder rights plan pursuant to which a right is attached to each outstanding share of Jefferson-Pilot common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of 15% or more of Jefferson-Pilot common stock by a person or affiliated persons.

	Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders
	except pursuant to an offer conditioned on a substantial number of common rights being acquired. The common rights should not interfere with any merger or other business combination approved by LNC’s board of directors because, among other alternatives, LNC may redeem the common rights in whole, but not in part, at $.01 per common right prior to the expiration of ten calendar days from the date of the public announcement that a person or group has become an acquiring person or amend the rights plan as necessary.	The Jefferson-Pilot board of directors has taken all action required to authorize an amendment to the Jefferson-Pilot shareholder rights plan so as to render it inapplicable to the merger.
Approval of Certain Transactions

Approval of Business Combinations with Interested Shareholders: The IBCL restricts the ability of an Indiana corporation to engage in any business combination with an “interested shareholder” for five years after the interested shareholder’s date of acquiring shares, unless the combination or the purchase of shares by the interested shareholder is approved by the board of directors of the resident domestic corporation before the interested shareholder’s date of acquiring shares. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect to opt out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. LNC’s articles of incorporation do not elect to opt out of these provisions.

“Resident domestic corporation” means an Indiana corporation that has 100 or more shareholders.

Shareholder Protection Act: The NCBCA provides that the affirmative vote of the holders of 95% of the voting shares of a corporation is required for the authorization of a business combination with any entity which is the beneficial owner of more than 20% of the voting shares of the corporation, unless:

(i)     the cash or value to be received per share by the holders in the business combination bears the same or a greater ratio to the market price of the corporation’s common stock as the highest per share price that such other entity paid for the shares that it already owns bears to the market price of the stock;

(ii)    the cash or value paid to shareholders per share is not less than the highest per share price paid by the interested party in acquiring any of the shares of the corporation’s shares and is not less than the earnings per share of the corporation’s common stock for the four full consecutive fiscal quarters immediately preceding the record date for the solicitation of votes, multiplied by the then price/earnings multiple;

Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

“Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

(i)     the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

(ii)    an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the outstanding shares of the resident domestic corporation.

With respect to a business combination transaction with an interested shareholder, LNC’s articles of incorporation contain provisions that require the affirmative vote of the holders of at least 75% of the outstanding shares of LNC then entitled to vote at an election of directors, voting together and not by class, unless:

(i)     the business combination is approved by a majority of the directors of LNC’s board of directors who are unaffiliated with the interested shareholder and were members of the board of directors prior to the time the interested shareholder became an interested shareholder; and

(ii)    the offer meets certain fair price criteria.

LNC’s Articles of Incorporation also provide that no shares of the common stock of The Lincoln National Life Insurance Company, LNC’s primary insurance subsidiary, may be sold, leased, exchanged, mortgaged, pledged or otherwise disposed of except by the vote of the holders of 75% of LNC’s shares outstanding and entitled to vote thereon at an annual or special meeting of shareholders.

(iii)  if, after acquiring a 20% interest in the corporation, the owner of such interest has:

(a)    ensured that the corporation’s board of directors included representation proportionate to the outstanding shares,

(b)    not reduced the rate of dividends, except by unanimous vote of the board of directors,

(c)    not acquired any newly issued shares of the corporation’s capital stock, and

(d)    not acquired any shares of the corporation’s outstanding common stock except as part of the initial transaction which resulted in the beneficial ownership;

(iv)   the beneficial owner did not get the benefit, except proportionately, of any loans, advances, etc., or did not make any major change in the corporation’s business or equity capital structure, except by unanimous vote of the board of directors; and

(v)    a proxy statement is mailed to all public shareholders to solicit their approval.

Jefferson-Pilot’s articles of incorporation identify certain additional scenarios, defined as business combinations, that require a supermajority vote.

Holders of at least 80% of the voting power of the outstanding shares of common stock entitled to vote generally in the election of directors must vote in favor of the following transactions:

(i)     any merger or consolidation of the corporation or any subsidiary with any interested shareholder or any other corporation (whether or not itself an interested shareholder) which is, or after such merger or consolidation would be, an affiliate of an interested shareholder; or

Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

Control Share Acquisitions: The IBCL’s control share acquisition provisions give the disinterested shareholders of certain corporations a right to vote collectively on whether or not to accord voting power to shares that would give their acquirer a significant level of influence or control over the future governance of the corporation.

Under the IBCL, an acquiring person who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

“Control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect of which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

(i) 20% or more but less than 33 1/3%;

(ii)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any interested shareholder or affiliate having an aggregate fair market value of $50,000,000 or more; or

(iii)  issuance or transfer of any securities to any interested shareholder in exchange for cash, securities or other property having an aggregate fair market value of $50,000,000 or more; or

(iv)   the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of an interested shareholder or affiliate; or

(v)    any transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any subsidiary which is directly or indirectly owned by an interested shareholder.

The articles further provide that this 80% vote is not required in the case of any of the above transactions if a majority of the disinterested directors approved the business combination and the consideration paid was fair.

Control Share Acquisition Act: The NCBCA’s Control Share Acquisition Act gives the disinterested shareholders of certain corporations a right to vote collectively on whether or not to accord voting power to shares that would give their acquirer a significant level of influence or control over the future governance of the corporation.

Under the NCBCA, an acquiring person who makes a “control share acquisition” in a “covered corporation” may not exercise voting rights on any “control shares” unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation’s

Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

(ii)    33 1/3% or more but less than a majority; or

(iii)  a majority, or more.

“Control share acquisition” means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

“Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and one of the following:

(i)     more than 10% of its shareholders resident in Indiana;

(ii)    more than 10% of its shares owned by Indiana residents; or

(iii)  10,000 shareholders resident in Indiana.

These control share acquisition provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws (including a board-adopted bylaw) provide that they do not apply. LNC’s bylaws specifically provide that the control share acquisition provisions of the IBCL apply to LNC. Moreover, LNC’s bylaws opt into a provision of the IBCL that allows LNC to redeem an acquiring person’s control shares under certain circumstances, including the person’s failure to file an acquiring person statement regarding the control shares.

Under the merger agreement, LNC has agreed to amend its bylaws effective upon the completion of the merger to provide that, for a period of 30 months from completion of the merger, 70% of the directors must approve any extraordinary business transactions involving LNC or any of its articles of incorporation or by-laws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have a right of redemption to receive the fair value of their shares. However, if the notice of the special meeting contains a statement advising the disinterested shareholders of their right of redemption, disinterested shareholders must provide written notice to the corporation preserving their right of redemption prior to the special meeting or they will lose their right of redemption.

“Control shares” means shares of a covered corporation that when added to all other shares of the corporation beneficially owned by a person would entitle that person to voting power in the election of directors that is equal to or greater than any of the following levels of voting power:

(i)     one-fifth of all voting power;

(ii)    one third of all voting power; or

(iii)  a majority of all voting power.

“Control share acquisition” means, subject to certain exceptions, the acquisition by any person of beneficial ownership of control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

“Covered corporation” means a corporation which is incorporated under the laws of North Carolina and has substantial assets in North Carolina, has shares registered under Section 12 of the Exchange Act, has its principal place of business or principal office in North Carolina and one of the following:

(i)     more than 10% of its shareholders resident in North Carolina; or

Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders

“significant subsidiaries” (as defined in the bylaw) or any purchase or sale of 20% or more of the consolidated assets (including stock of any subsidiary) of LNC and its subsidiaries, taken as a whole, or any sale of LNC’s voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 20% or more of LNC’s total voting power (or of the surviving parent entity in such transaction) or the voting power of any of its “significant subsidiaries.”

Standards for Protecting the Best Interests of Indiana Corporations: The IBCL provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. The IBCL specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

(ii)    more than 10% of its shares owned by North Carolina residents.

The Control Share Acquisition Act does not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws (including a board-adopted by-law) provide that it does not apply. Jefferson-Pilot has not opted out of the Control Share Acquisition Act.

Rights of LNC Shareholders	Rights of Jefferson-Pilot Shareholders
After the Merger. For the 30 months following the effective date of the merger, a supermajority vote of 70% of the whole board of directors will be required to engage in any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving LNC or any of its “significant subsidiaries” (as defined by Rule 1-02 of Regulation S-X) or any purchase or sale of 20% or more of the consolidated assets (including stock of any subsidiary) of LNC and its subsidiaries, or any sale of its voting securities that would result in any person beneficially owning securities representing 20% or more of LNC’s total voting power or the voting power of any of its “significant subsidiaries.” See “The Merger — Interests of Directors and Executive Officers in the Merger — LNC’s Board of Directors After the Merger” beginning on page 83.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements of LNC give effect to the merger with Jefferson-Pilot as if the merger had been completed as of January 1, 2004, with respect to the pro forma results of operations data, and as of September 30, 2005, with respect to the pro forma balance sheet data. We have adjusted the historical consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of income, expected to have a continuing impact on the combined results.

The following unaudited pro forma condensed combined financial statements of LNC should be read in conjunction with the historical consolidated financial statements and notes thereto of LNC and Jefferson-Pilot, which are incorporated by reference in this joint proxy statement/prospectus, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143.

The merger will be accounted for under the purchase method of accounting, with LNC treated as the accounting acquirer. Under this method of accounting, the purchase price will be allocated to Jefferson-Pilot’s net assets based upon the estimated fair values of Jefferson-Pilot’s assets and liabilities at the date of acquisition. The actual purchase price to be so allocated will depend upon, among other things, the number of shares of Jefferson-Pilot common stock issued and outstanding or subject to outstanding options immediately prior to the merger. The unaudited pro forma condensed combined financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to Jefferson-Pilot’s net assets as of September 30, 2005. The purchase price allocation reflected in the following unaudited pro forma condensed combined financial statements is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of Jefferson-Pilot as of the date of the completion of the merger. Accordingly, the actual purchase accounting adjustments may differ materially from the pro forma adjustments reflected in these statements.

The following unaudited pro forma condensed combined financial statements of LNC are presented for illustrative purposes only and are not necessarily indicative of what LNC’s actual financial position or results of operations would have been had the merger been completed on the dates indicated above. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the resulting company. These statements do not give effect to (1) LNC’s or Jefferson-Pilot’s results of operations or other transactions or developments since September 30, 2005, (2) the impact of possible revenue enhancements, expense efficiencies or synergies expected to result from the merger or contemplated share repurchases of LNC common stock, (3) the merger related costs of approximately $180 million to integrate LNC’s and Jefferson-Pilot’s operations or (4) the effects of transactions or developments that may occur subsequent to the merger. The foregoing matters could cause both LNC’s pro forma historical financial position and results of operations, and LNC’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

(in millions)

September 30, 2005

	LNC	Jefferson-Pilot	Pro Forma Adjustments	Note	LNC Pro Forma
ASSETS
Investments:
Securities available-for-sale, at fair value:
Fixed maturity	$34,325	$20,258	$2,175	3(a) 3(b)	$56,758
Equity	152	593	(3)	3(c)	742
Fixed maturity held-to-maturity	—	2,096	(2,096)	3(a)	—
Trading securities	3,287	—	—		3,287
Mortgage loans on real estate	3,696	3,912	57	3(d)	7,665
Policy loans	1,856	836	—		2,692
Other investments	769	365	230	3(e)	1,364

Total Investments	44,085	28,060	363		72,508
Cash and invested cash	1,602	14	(106)	3(f)	1,510
Deferred acquisition costs and value of business acquired	4,923	2,704	(495)	3(g)	7,132
Amounts recoverable from reinsurers	7,211	1,305	(161)	3(h)	8,355
Goodwill	1,195	312	3,073	3(i)	4,580
Other intangible assets	16	196	973	3(j)	1,185
Assets held in separate accounts	60,812	2,431	—		63,243
Other assets	2,261	819	96	3(k) 3(l)	3,176

Total Assets	$122,105	$35,841	$3,743		$161,689

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Insurance and Investment Contract Liabilities:
Insurance policy and claim reserves	$24,729	$3,133	$102	3(m)	$27,964
Contractholder funds	22,796	23,772	(188)	3(m)	46,380

Total Insurance and Investment Contract Liabilities	47,525	26,905	(86)		74,344
Short-term debt	165	224	—		389
Long-term debt	999	600	800	3(n)	2,399
Junior subordinated debentures issued to affiliated trusts	336	309	(13)	3(o) 3(b)	632
Funds withheld reinsurance liabilities	2,338	—	—		2,338
Liabilities related to separate accounts	60,812	2,431	—		63,243
Other liabilities	2,790	1,514	405	3(p) 3(q)	4,709
Deferred gain on indemnity reinsurance	855	—	—		855

Total Liabilities	115,820	31,983	1,106		148,909

Shareholders’ Equity:
Series A preferred stock	1	—	—		1
Perpetual preferred stock	—	—	974	3(n)	974
Common stock and additional paid-in capital	1,740	168	5,353	3(r) 3(q) 3(c)	7,261
Retained earnings	3,923	3,200	(3,200)	3(s)	3,923
Accumulated other comprehensive income	621	490	(490)	3(t)	621

Total Shareholders’ Equity	6,285	3,858	2,637		12,780

Total Liabilities and Shareholders’ Equity	$122,105	$35,841	$3,743		$161,689

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Income

(in millions, except share amounts)

Nine Months ended September 30, 2005

	LNC	Jefferson-Pilot	Pro Forma Adjustments	Note	LNC Pro Forma
Revenue:
Insurance premiums and fees	$1,517	$1,599	$(34)	3(u)	$3,082
Net investment income	2,034	1,262	(81)	3(v)	3,215
Other revenue and fees	549	278	—		827

Total Revenue	4,100	3,139	(115)		7,124

Benefits and Expenses:
Benefits	1,779	1,719	(52)	3(w)	3,446
Underwriting, acquisition, insurance and other expenses	1,476	733	(53)	3(x)	2,156
Interest and debt expense	66	44	24	3(y)	134

Total Benefits and Expenses	3,321	2,496	(81)		5,736

Income from operations before federal income taxes and cumulative effect of accounting change	779	643	(34)		1,388
Federal income taxes (benefit)	173	214	(12)	3(z)	375

Income before cumulative effect of accounting change	$606	$429	$(22)		$1,013

Preferred stock dividends
Perpetual preferred				3(n)	49

Income before cumulative effect of accounting change available to common shareholders					$964

Common shares — basic	173,018,733				284,091,044
Common shares — diluted	176,010,760				288,144,221
Income before cumulative effect of accounting change per common share — basic	$3.50				$3.40

Income before cumulative effect of accounting change per common share — diluted	$3.44				$3.35

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Statement of Income

(in millions, except share amounts)

Year ended December 31, 2004

	LNC	Jefferson- Pilot	Pro Forma Adjustments	Note	LNC Pro Forma
Revenue:
Insurance premiums and fees	$1,885	$2,025	$(46)	3(u)	$3,864
Net investment income	2,704	1,672	(112)	3(v)	4,264
Other revenue and fees	783	405	—		1,188

Total Revenue	5,372	4,102	(158)		9,316

Benefits and Expenses:
Benefits	2,304	2,287	(98)	3(w)	4,493
Underwriting, acquisition, insurance and other expenses	1,932	927	(46)	3(x)	2,813
Interest and debt expense	100	48	29	3(y)	177

Total Benefits and Expenses	4,336	3,262	(115)		7,483

Income from operations before federal income taxes and cumulative effect of accounting change	1,036	840	(43)		1,833
Federal income taxes (benefit)	304	277	(15)	3(z)	566

Income before cumulative effect of accounting change	$732	$563	$(28)		$1,267

Preferred stock dividends
Perpetual preferred				3(n)	65

Income before cumulative effect of accounting change available to common shareholders					$1,202

Common shares — basic	176,190,662				287,262,973
Common shares — diluted	179,017,125				290,943,851
Income before cumulative effect of accounting change per common share — basic	$4.15				$4.18

Income before cumulative effect of accounting change per common share — diluted	$4.09				$4.13

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION

Note 1 — Reporting Reclassifications

Certain amounts in the historical consolidated financial statements of Jefferson-Pilot have been reclassified to conform to LNC’s historical financial statement presentation. While LNC and Jefferson-Pilot have completed a preliminary review of their respective accounting and financial reporting policies as compared to those used by the other company, this review is ongoing and will continue until completion of the merger. As such, additional reclassifications or pro forma adjustments may be identified.

Note 2 — Purchase Price and Financing Considerations

LNC expects to fund the $1.8 billion cash portion of the merger consideration from the issuance of long-term debt, preferred stock or other securities, including stock purchase units, or a combination of the foregoing. In addition, in the event that permanent financing cannot be completed before the effective time of the merger, LNC expects to put bridge financing in place. The unaudited pro forma condensed combined financial information reflects the issuance of 111,072,311 shares of LNC common stock with an aggregate value of $5.4 billion (see note 1 to the table below), the conversion of all outstanding Jefferson-Pilot stock options at the date of the merger with an estimated fair value of approximately $130 million at September 30, 2005, the cash payment of $1.8 billion and the estimated transaction costs of $61 million.

Goodwill of $3.4 billion is a result of the excess of the purchase price over Jefferson-Pilot’s net assets, based on their estimated fair value for pro forma purposes. The purchase price is assumed to be $7.4 billion, including certain estimated purchase price adjustments related to the merger as shown in the table below. Upon completion of the merger LNC will refine its estimates of the fair value of the net assets of Jefferson-Pilot as of the closing date. The purchase price will then be allocated to the fair value of Jefferson-Pilot’s net assets, including identified intangible assets. Preliminary values and lives have been assigned to the acquired assets and liabilities assumed for the purposes of these unaudited pro forma condensed combined financial statements.

The allocation of the purchase price follows:

	September 30, 2005 (in millions, except share amounts)
Jefferson-Pilot common shares outstanding	134,010,974
Estimated common shares converted into cash ($1.8 billion divided by cash consideration of $55.96)	(32,165,833)

Estimated Jefferson-Pilot common shares to be converted into LNC common shares	101,845,141
Exchange ratio	1.0906

Estimated LNC common shares to be issued	111,072,311
Purchase price per LNC common share[1]	$48.98
Fair value of the shares to be issued		$5,440
Cash to be paid to Jefferson-Pilot shareholders		1,800
Fair value of Jefferson-Pilot stock options		130
Estimated transaction costs		61

Total estimated purchase price		$7,431

Net assets acquired at September 30, 2005
Carrying value of net assets prior to merger	3,858
Estimated fair value adjustments	188
Estimated fair value of net assets acquired		4,046

Total goodwill		$3,385

1.	Fair value was based on the average closing price of LNC common stock for the five trading days ranging from two days before to two days after October 10, 2005, the date the merger was announced, which was $48.98 per share.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

The pro forma financial information reflects management’s assumptions as to the types and amounts of financing at the time this pro forma financial information was prepared. The actual type and amount of financing may differ materially from management’s current assumptions. These differences could result in materially different pro forma adjustments than those presented in this pro forma financial information. The pro forma financial information assumes that LNC will fund the cash portion of the merger consideration through the issuance of $300 million of 5.0% senior debt, $500 million of 7.5% mandatorily convertible equity units, and $1.0 billion of perpetual preferred stock with a dividend rate of 6.5%. The interest and dividend rates used to calculate the impact of the financing on the pro forma financial information were estimated based on LNC’s borrowing rates at September 30, 2005. LNC’s borrowing rates are sensitive to changes in risk-free rates, credit spreads and LNC’s debt ratings. The actual interest and dividend rates may differ materially from these estimates. After the close, management intends to repurchase $500 million of LNC common stock and finance it with subordinated debt securities. No pro forma adjustments have been made to reflect the subordinate debt financing or the repurchase of LNC shares.

Options outstanding to acquire Jefferson-Pilot common stock immediately prior to the effective time of the merger will remain subject to the same terms and conditions as were in effect with respect to the options immediately prior to the effective time of the merger, except that each of these stock options will be exercisable for LNC common stock equal to the number of shares of Jefferson-Pilot common stock subject to such option multiplied by 1.0906 (rounded up to the nearest whole share), with the new exercise price determined by dividing the existing exercise price by 1.0906 (rounded down to the nearest whole cent). Each unvested Jefferson-Pilot stock option held by an employee, officer or director and granted prior to October 9, 2005 (which was the date we signed the merger agreement) and outstanding will become fully vested and exercisable in connection with the merger. Jefferson-Pilot stock options granted to its agents will not become fully vested and exercisable in connection with the merger, but will vest in accordance with the applicable option agreement.

The fair value of Jefferson-Pilot options was estimated using a Black-Scholes option pricing model at September 30, 2005. The actual variables used to calculate the fair value of the Jefferson-Pilot options at the date of the merger may differ materially from those estimated within the accompanying unaudited pro forma condensed combined financial statements.

Note 3 — Pro Forma Adjustments

These pro forma adjustments are based on certain estimates and assumptions as of the dates of the unaudited pro forma condensed combined financial information. The actual adjustments upon completion of the merger will depend on a number of factors, including changes in the estimated fair value of net assets and the effective date of the acquisition. Therefore, the actual adjustments may differ materially from the adjustments made to prepare the unaudited pro forma condensed combined financial information.

(a) Adjustment of $2.175 billion includes the redesignation of Jefferson-Pilot’s historical $2.096 billion of held-to-maturity debt securities to available-for-sale based on LNC’s investment policies, $110 million for the difference between the estimated fair value and carrying value of Jefferson-Pilot’s investment in held-to-maturity debt securities, and the elimination of $31 million of intercompany debt (see adjustment 3(b)). The related amortization of the adjustment to fair value is included in adjustment 3(v).

(b) Adjustment eliminates the fair value of $31 million in available-for-sale fixed maturity securities and related carrying value of the junior subordinated debentures issued to affiliated trusts, of which $25 million is held by LNC and issued by Jefferson-Pilot and $6 million is held by Jefferson-Pilot and issued by LNC. The related elimination of the interest income and interest expense to both LNC and Jefferson-Pilot is included in adjustment 3(v) and 3(y).

(c) Adjustment of $(3) million to eliminate the fair value of LNC common stock held in Jefferson-Pilot’s available-for-sale equity securities.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(d) Adjustment of $57 million for the difference between the estimated fair value and carrying value of Jefferson-Pilot’s investment in mortgage loans. The related amortization for this adjustment is included in adjustment 3(v).

(e) Adjustment of $230 million consists of $130 million for the difference between the estimated fair value and carrying value of Jefferson-Pilot’s investment in real estate, including foreclosed properties, and $100 million fair value adjustment for equity method investments. The related depreciation and amortization adjustments were not material.

(f) Adjustment of $(106) million represents the cash position of $1.8 billion resulting from the assumed issuance of senior debt, mandatorily convertible equity units and perpetual preferred stock as described in Note 2, reduced by estimated issuance costs of $(45) million. The net cash generated from financing has been reduced by the payment of $(1.8) billion of cash to Jefferson-Pilot shareholders and estimated transaction costs of $(61) million. Actual transaction and issuance costs may vary from these estimates.

(g) Adjustment of $(495) million for the purchase accounting adjustment related to the elimination of the historical DAC and the historical VOBA of $(2.704) billion and the establishment of VOBA of $2.209 billion.

The VOBA reflects the estimated fair value of in force contracts and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each line of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience of the purchased business may vary from these projections. Also included in the determination of VOBA is the elimination of Jefferson-Pilot’s historical deferred revenue liability of $457 million (see adjustment 3(m)).

VOBA is amortized in relation to estimated gross profits or premiums, depending on product type. For interest-sensitive products, if estimated gross profits differ from expectations, the amortization of VOBA will be adjusted to reflect actual experience. The net adjustment to amortization as a result of eliminating the historical DAC and VOBA is included in adjustment 3(x).

(h) Adjustment of $(161) million eliminates the amounts recoverable from reinsurers and with corresponding eliminations to policy liabilities of $(56) million and contractholder funds of $(105) million, resulting from reinsurance arrangements between Jefferson-Pilot and LNC. The reinsurance arrangement between Jefferson-Pilot and LNC was included in LNC’s indemnity reinsurance arrangement with Swiss Re as part of LNC’s 2001 sale of its reinsurance business.

(i) Adjustment of $3.073 billion represents the elimination of Jefferson-Pilot’s historical goodwill of $(312) million and the recording of $3.385 billion of goodwill arising from the transaction. See computation of estimated goodwill in Note 2.

(j) Adjustment of $973 million consists of the establishment of $1.169 billion for identifiable other intangible assets, including $1.069 billion primarily related to Jefferson-Pilot’s communications business and $100 million for the estimated value of the sales force acquired, offset by the elimination of $(196) million related to Jefferson-Pilot’s historical other intangible assets, including $82 million for deferred sales inducements, which are referred to as DSI. The identifiable assets will be amortized in relation to the expected economic benefits of the agreement.

The related amortization for the adjustment to identified intangibles is included in adjustment 3(x). The reversal of historical amortization expense related to the DSI is included in adjustment 3(w).

(k) Adjustment of $96 million consists of $6 million of estimated financing costs (see adjustment 3(l)) and the fair value adjustment of $90 million for the difference between the estimated fair value and carrying

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

value of Jefferson-Pilot’s other assets consisting of a $113 million increase in the value of owner occupied real estate, and a $3 million increase in the value of operating leases, offset by a $(26) million fair value adjustment to the pension asset. The related adjustment to depreciation expense on owner occupied real estate is included in adjustment 3(x). The related adjustment to rent expense is not material.

(l) Adjustment includes the costs associated with the issuance of senior debt and mandatorily convertible equity units of $6 million. The amortization of these costs is included in adjustment 3(y).

(m) Adjustment of $102 million includes a $158 million increase to the carrying value of Jefferson-Pilot’s liability for future policy benefits based on current assumptions and the elimination of $(56) million related to policy and claim liabilities reinsured by LNC. See adjustment 3(h) for additional information on the reinsurance between Jefferson-Pilot and LNC.

Adjustment of $(188) million includes the elimination of $(457) million for Jefferson-Pilot’s historical deferred revenue liability and the elimination of $(105) million related to liabilities reinsured by LNC offset by an increase of $374 million to Jefferson-Pilot’s carrying value based upon the expected liability cash flows discounted at current crediting rates. See adjustment 3(h) for additional information on the reinsurance arrangements between Jefferson-Pilot and LNC and adjustment 3(u) for the related amortization of deferred policy fees.

The related adjustments to benefits for amortization of the adjustment to the liability for future policy benefits and for interest credited to policyholders related to the increase in the carrying value of Jefferson-Pilot’s contractholder funds is included in adjustment 3(w).

(n) Adjustment of $800 million represents the issuance of $300 million of senior debt and $500 million of mandatorily convertible equity units as described in Note 2. Related interest expense is also described in Note 2. Related debt issuance costs are described in adjustment 3(l).

Adjustment of $974 million represents the issuance of $1.0 billion of perpetual preferred stock with a dividend rate of 6.5% as described in Note 2, net of approximately $(26) million of related issuance costs.

(o) Adjustment of $(13) million consists of $18 million to record the difference between the historical amount and estimated fair value (present value of amounts to be paid determined at appropriate current interest rates), and $(31) million elimination of debt securities as described in adjustment 3(b). The related reduction to interest expense is included in adjustment 3(y).

(p) Adjustment of $405 million consists of a $337 million adjustment to Jefferson-Pilot’s federal and state deferred income tax liabilities, a $6 million liability for Jefferson-Pilot’s severance, a $28 million adjustment for Jefferson-Pilot’s pension liability and a $34 million estimated liability for contractual payments for LNC’s mandatorily convertible equity units as described in adjustment 3(q). The related adjustment to decrease pension expense is included in adjustment 3(x).

(q) Adjustment represents $34 million for the estimated present value of the contractual payments ($38 million notional) to be made under the terms of the variable share forward contract component of the mandatorily convertible equity units. The related adjustment to interest expense is included in adjustment 3(y).

(r) Adjustment of $5.353 billion includes $5.440 billion for the issuance of LNC common stock to Jefferson-Pilot shareholders, $130 million for the fair value of outstanding stock options granted to Jefferson-Pilot employees and directors (see Note 2), $(168) million to eliminate Jefferson-Pilot’s historical common stock and paid-in-capital, $(34) million for the estimated present value of the contractual payments ($38 million notional) to be made under the terms of the variable share forward contract component of the mandatorily convertible equity units (see adjustment 3(q)) and $(12) million of related fees and $(3) million to eliminate the fair value of LNC common stock held in Jefferson-Pilot’s available-for-sale equity securities (see adjustment 3(c)).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(s) Adjustment of $(3.200) billion to eliminate Jefferson-Pilot’s historical retained earnings.

(t) Adjustment of $(490) million to eliminate Jefferson-Pilot’s historical accumulated other comprehensive income.

(u) Adjustments of $(34) million and $(46) million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, represent the elimination of the amortization of deferred policy fees resulting from the elimination of such deferred revenue in purchase accounting, included in adjustment 3(m).

(v) Adjustments of $(81) million and $(112) million for the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively, include amortization of premiums and discounts of $(72) million and $(101) million, respectively, on fixed maturity securities of Jefferson-Pilot resulting from the fair value adjustment of these assets as of September 30, 2005 (see adjustment 3(a)). Realized gains and losses have not been adjusted, and therefore, are based on their historical cost basis. Also included in the adjustments are $(7) million and $(9) million, respectively, in amortization of the adjustment in fair value of mortgage loans and other investments (see adjustment 3(d)), and $(2) million for both periods related to interest income on LNC and Jefferson-Pilot securities held by the other company (see adjustment 3(b)).

(w) Adjustments of $(52) million and $(98) million for the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively, include $(45) million and $(90) million, respectively, for the amortization of the adjustment to the liability for future policy benefits and for interest credited to policyholders related to the increase in the carrying value of Jefferson-Pilot’s contractholder funds (see adjustment 3(m)) and $(7) million and $(8) million, respectively, for the reversal of Jefferson-Pilot’s historical amortization of DSI (see adjustment 3(j)).

(x) Adjustments of $(53) million and $(46) million for the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively, include $(68) million and $(75) million, respectively, for the reduction in amortization expense related to the fair value adjustment of DAC and VOBA (see adjustment 3(g)), $6 million and $13 million, respectively, for the historical expense associated with the estimated fair value of stock-based compensation of stock options granted to Jefferson-Pilot employees and directors that were previously accounted for under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), $8 million and $15 million, respectively, for the amortization of other identified intangibles (see adjustment 3(j)), $3 million and $4 million, respectively, for the increase in depreciation expense on owner occupied real estate (see adjustment 3(k)) and a $(2) million and $(3) million decrease, respectively, to pension expense (see adjustment 3(p)).

Under APB 25, Jefferson-Pilot recognizes no compensation expense when the option price is not less than the market value of the stock at the date of award. For pro forma purposes the income statements are adjusted to reflect the fair value method in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” to align Jefferson-Pilot’s accounting policy with that of LNC.

(y) Adjustments of $24 million and $29 million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, include $30 million and $40 million, respectively, for interest expense related to financing of the merger, $1 million and $2 million, respectively, related to the amortization of debt issuance costs (see adjustment 3(l)), $1 million in both periods for the accretion on accrued contractual payments on mandatorily convertible equity units (see adjustment 3(q)), $(6) million and $(12) million, respectively, related to the amortization of the fair value adjustment to Jefferson-Pilot’s debt securities (see adjustment 3(o)) and $(2) million for both periods related to the elimination of intercompany debt (see adjustments 3(b) and 3(v)).

(z) Adjustments of $(12) million and $(15) million for the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively, represent the income tax effect of all pro forma consolidated statement of income adjustments using the U.S. federal tax rate of 35%.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Note 4 — Merger Related Charges

In connection with the merger, LNC’s preliminary integration plan includes merger related costs of approximately $180 million to integrate LNC’s and Jefferson-Pilot’s operations. Depending on the nature of such costs, they will either be included in the purchase price allocation, or be treated as period costs and charged to the statement of operations as incurred. The specific details of these plans continue to be refined.

Note 5 — Earnings per Share

The pro forma earnings per share reflect the weighted average number of LNC shares that would have been outstanding had the merger occurred as of January 1, 2004. Jefferson-Pilot options, which factor into the dilution calculation, were converted at the 1.0906 exchange ratio, as provided in the merger agreement, see Note 2.

The effect of certain potentially dilutive securities was excluded from the computation of diluted earnings per share as their effect is anti-dilutive.

LEGAL MATTERS

The validity of the LNC common stock to be issued in the merger will be passed on for LNC by Dennis L. Schoff, Esq., General Counsel, LNC As of the date of this joint proxy statement/prospectus, Mr. Schoff beneficially owns approximately 34,450 shares of LNC common stock including options exercisable within sixty (60) days of the date of the Registration Statement. The material United States federal income tax consequences of the merger as described in “Material United States Federal Income Tax Considerations” beginning on page 91 will be passed upon for LNC by LeBoeuf Lamb and for Jefferson-Pilot by King & Spalding.

EXPERTS

The consolidated financial statements of LNC appearing in LNC’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein) and LNC management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Jefferson-Pilot appearing in Jefferson-Pilot’s Annual Report on Form 10-K for the year ended December 31, 2004 (including schedules appearing therein) and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

LNC

To Be Included in LNC’s Proxy Materials

Any shareholder proposals intended to be considered for inclusion in the proxy materials for LNC’s 2006 Annual Meeting of Shareholders must be received by LNC no later than December 9, 2005. All such proposals should be sent to LNC’s Corporate Secretary.

To Be Presented In Person at the Shareholder Meeting

Shareholders wishing to propose matters for consideration at a meeting of shareholders or to propose nominees for election as directors must follow the procedures contained in LNC’s bylaws. Such procedures include giving notice to the LNC corporate secretary at least 90 and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Based on the annual meeting date of May 12, 2005, such notice must be received on or after January 12, 2006 and on or before February 11, 2006 to be considered timely received for the 2006 Annual Meeting of Shareholders.

Jefferson-Pilot

To Be Included in Jefferson-Pilot Proxy Materials

Any shareholder proposals to be included in Jefferson-Pilot’s proxy statement for its May 1, 2006 annual meeting (if it is held) must be received by Jefferson-Pilot’s corporate secretary by November 24, 2005.

To Be Presented In Person at the Shareholder Meeting

Jefferson-Pilot’s articles of incorporation and/or by-laws also require advance notice for any director nominations or any resolutions to be presented at a shareholders’ meeting. Any shareholder entitled to vote at an annual meeting may nominate at the meeting one or more persons for election as directors, but only if written notice of the intent to make the nomination has been given to the Jefferson-Pilot corporate secretary at least 90 days before the meeting, which is January 31, 2006 for the 2006 annual meeting. Similar 90 day advance written notice to Jefferson-Pilot’s secretary is required for any resolution to be presented at the meeting.

WHERE YOU CAN FIND MORE INFORMATION

LNC and Jefferson-Pilot file annual, quarterly and current reports, proxy statements and other information with the SEC. In addition, LNC has filed a registration statement under the Securities Act with the SEC that registers the shares of LNC common stock that may be issued in the merger. This document is a part of that registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about LNC. The rules and regulations of the SEC allow us to omit from this document some of the information included in the registration statement.

You may read and copy reports, statements or other information filed by LNC and Jefferson-Pilot at the SEC’s public reference room:

100 F Street, N.E.

Room 1580

Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

SEC filings made by LNC and Jefferson-Pilot are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

In addition, LNC’s SEC filings are also available for free to the public on LNC’s website, www.lfg.com, and Jefferson-Pilot’s filings with the SEC are also available for free to the public on Jefferson-Pilot’s website, www.jpfinancial.com, and both companies’ SEC filings are also available free to the public on the website for the merger, www.lfgjpmerger.com. These URLs and the SEC’s URL above are intended to be inactive textual references only. Information contained on LNC’s website and Jefferson-Pilot’s website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

The SEC allows LNC and Jefferson-Pilot to “incorporate by reference” information into this document. This means that companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is part of this joint proxy statement/prospectus, except to the extent information included in this document or in a document subsequently filed with the SEC that is incorporated by reference supersedes it.

This joint proxy statement/prospectus incorporates by reference the documents listed below that LNC and Jefferson-Pilot have previously filed with the SEC. These documents contain important information about LNC and Jefferson-Pilot and their financial condition.

LNC SEC Filings (SEC File Number 1-6028)

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005;

•	Current Reports on Form 8-K filed with the SEC on January 20, February 16, March 4, May 12 (except Item 7.01 on such Form 8-K shall not be deemed incorporated by reference herein) and October 11, 2005;

•	The description of LNC common stock contained in Form 10 filed with the SEC on April 28, 1969, including any amendments or reports filed for the purpose of updating that description;

•	Proxy Statement filed with the SEC on April 18, 2005; and

•	The description of LNC common stock purchase rights contained in the Registration Statement on Form 8-A/A, Amendment No. 1, filed with the SEC on December 2, 1996, including any amendments or reports filed for the purpose of updating that description.

Jefferson-Pilot SEC Filings (SEC File Number 1-5955)

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005;

•	Current Reports on Form 8-K filed with the SEC on March 30, May 25 and October 11, 2005 (two reports);

•	Proxy Statement filed with the SEC on March 24, 2005; and

•	The description of Jefferson-Pilot’s common stock set forth in the registration statement filed with the SEC under Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating the description.

We are also incorporating by reference any additional documents that either LNC or Jefferson-Pilot may file with the SEC after the date of this document and before [ * ], 2006 for LNC filings and [ * ], 2006 for Jefferson-Pilot filings. These documents include reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Nothing in this joint proxy statement/prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to applicable SEC rules and forms.

LNC has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to LNC and Jefferson-Pilot has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Jefferson-Pilot.

You can obtain any of the documents incorporated by reference in this document through LNC or Jefferson-Pilot, as appropriate, or from the SEC through the SEC web site referred to above. Documents incorporated by reference are available from the applicable company without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone or email from the appropriate company at the following addresses, telephone numbers and email addresses or obtaining them from each company’s website listed below:

Lincoln National Corporation Centre Square West Tower 1500 Market Street, Suite 3900 Philadelphia, PA 19102 Attention: Shareholder Services (800) 237-2920 shareholderservices@lfg.com www.lfg.com	Jefferson-Pilot Corporation 100 North Greene Street Greensboro, NC 27401 Attention: Investor Relations (336) 691-3379 investor.relations@jpfinancial.com www.jpfinancial.com

If you would like to request documents, you must do so by [ * ], 2006, in order to receive them before the special meetings. Requested documents will be mailed to you by first-class mail, or another equally prompt means, as promptly as practicable after receipt of your request.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus in voting your shares at the special meetings. We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the shares of LNC common stock offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of October 9, 2005

among

LINCOLN NATIONAL CORPORATION,

QUARTZ CORPORATION

and

JEFFERSON-PILOT CORPORATION

A-ii

A-iii

Exhibit 1.5(a)	Articles of Incorporation of Surviving Corporation
Exhibit 1.5(b)	Bylaws of Surviving Corporation
Exhibit 1.7(a)	Amended and Restated Bylaws of Lincoln
Exhibit 5.5	Form of Affiliate Agreement
Exhibit 5.8(b)	List of Officers and Directors of Lincoln Post-Merger

Contents of the parties’ disclosure letters pursuant to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. LNC will furnish supplementally a copy of the disclosure letters to the SEC, upon request.

A-iv

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	5.4(a)(i)
Acquisition Transaction	7.2(b)(ii)
Agreement	Preamble
Articles of Merger	1.1
Benefit Plans	3.1(i)(i)
BHC Act	3.1(z)
Business Day	1.2
Cash Consideration	2.1(a)(ii)
Cash Conversion Number	2.1(e)
Cash Election	2.1(d)(ii)
Cash Election Number	2.1(e)
Cash Election Shares	2.1(e)
certificates	2.2(a)
Change in Jefferson-Pilot Recommendation	7.1(d)(i)
Change in Lincoln Recommendation	7.1(e)(i)
Closing	1.2
Closing Date	1.2
Code	Recitals
Confidentiality Agreement	5.2(b)
Converted Cash Election Share	2.1(f)(ii)(B)
Converted Stock Election Share	2.1(f)(i)(C)
Deemed Cash Election Share	2.1(f)(i)(B)
Effective Time	1.1
Election Deadline	2.1(h)
Election Form Record Date	2.1(g)
ERISA	3.1(i)(i)
Exchange Act	2.1(g)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(i)
FCC	3.1(c)(iii)
FCC Approvals	3.1(c)(iii)
FCC Licenses	3.1(y)
Form of Election	2.1(g)
Form S-4	5.1(a)
Governmental Entity	3.1(c)(iii)
HSR Act	3.1(c)(iii)
Indemnified Liabilities	5.9(a)
Indemnified Parties	5.9(a)
Insurance Approvals	3.1(c)(iii)
Insurance Laws	3.1(u)
Investment Advisers Act	3.1(s)(ii)
Investment Company Act	3.1(s)(ii)
Jefferson-Pilot	Preamble
Jefferson-Pilot Actuarial Analyses	3.1(v)(ii)
Jefferson-Pilot Adviser	3.1(s)(ii)
Jefferson-Pilot Benefit Plans	3.1(i)(i)
Jefferson-Pilot Board Approval	3.1(m)
Jefferson-Pilot Broker-Dealer	3.1(s)(ii)

A-v

Section
Jefferson-Pilot Certificates	2.2(a)
Jefferson-Pilot Common Stock	2.1(a)
Jefferson-Pilot Contracts	3.1(h)
Jefferson-Pilot Disclosure Letter	3
Jefferson-Pilot Fund	3.1(s)(ii)
Jefferson-Pilot Insiders	5.6(e)
Jefferson-Pilot Insurance Contracts	3.1(v)(i)
Jefferson-Pilot Insurance Entities	3.1(u)
Jefferson-Pilot Insurer	3.1(s)(ii)
Jefferson-Pilot Intellectual Property	3.1(p)(i)
Jefferson-Pilot Investment Company	3.1(s)(ii)
Jefferson-Pilot Permits	3.1(e)(i)
Jefferson-Pilot Preferred Stock	3.1(b)(i)
Jefferson-Pilot Public Proposal	7.2(c)(ii)
Jefferson-Pilot Rights Agreement	3.1(t)
Jefferson-Pilot SAP Statements	3.1(u)
Jefferson-Pilot SEC Documents	3.1(d)(i)
Jefferson-Pilot Shareholders Meeting	5.1(b)
Jefferson-Pilot Stock Option	5.6(a)
Jefferson-Pilot Stock Plans	3.1(b)(i)
Jefferson-Pilot Termination Fee	7.2(c)
Jefferson-Pilot’s Current Premium	5.9(b)
Joint Proxy Statement / Prospectus	5.1(a)
Lincoln	Preamble
Lincoln Actuarial Analyses	3.2(v)(ii)
Lincoln Adviser	3.2(s)(ii)
Lincoln Benefit Plans	3.2(i)(i)
Lincoln Board Approval	3.2(m)
Lincoln Broker-Dealer	3.2(s)(ii)
Lincoln Common Stock	3.2(b)(i)
Lincoln Contracts	3.2(h)
Lincoln Disclosure Letter	3
Lincoln Fund	3.2(s)(ii)
Lincoln Insurance Contracts	3.2(v)(i)
Lincoln Insurance Entities	3.2(u)
Lincoln Insurer	3.2(s)(ii)
Lincoln Intellectual Property	3.2(p)(i)
Lincoln Investment Company	3.2(s)(ii)
Lincoln Permits	3.2(e)(i)
Lincoln Public Proposal	7.2(b)(ii)
Lincoln Rights Agreement	3.2(t)
Lincoln SAP Statements	3.2(u)
Lincoln SEC Documents	3.2(d)(i)
Lincoln Series A Preferred Stock	3.2(b)(i)
Lincoln Shareholders Meeting	5.1(c)
Lincoln Stock Plans	3.2(b)(i)
Lincoln Termination Fee	7.2(b)
Material Adverse Effect	3.1(a)(iv)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble

A-vi

Section
Multiemployer Plans	3.1(i)(i)
NASD	3.1(c)(iii)
NCBCA	1.1
Non-Election Shares	2.1(e)
NYSE	2.2(e)
Required Jefferson-Pilot Vote	3.1(n)
Required Lincoln Vote	3.2(n)
Requisite Regulatory Approvals	6.1(c)
SAP	3.1(u)
SEC	3.1(a)(iv)
Section 16 Information	5.6(e)
Securities Act	3.1(d)(i)
Significant Subsidiary	3.1(a)(iv)
Stations	3.1(y)
Stock Consideration	2.1(a)(i)
Stock Election	2.1(d)
Stock Election Shares	2.1(e)
Subsidiary	3.1(a)(iv)
Superior Proposal	5.4(d)
Surviving Corporation	1.3
Tax	3.1(g)
Tax Asset	3.1(g)
Tax Return	3.1(g)
Taxing Authority	3.1(g)
Third Party Consents	4.1(n)
Total Cash Amount	2.1(e)
trading account shares	3.1(b)(i)
trust account shares	3.1(b)(i)
Violation	3.1(c)(ii)
Voting Debt	3.1(b)(ii)

A-vii

AGREEMENT AND PLAN OF MERGER dated as of October 9, 2005 (this “Agreement”), among LINCOLN NATIONAL CORPORATION, an Indiana corporation (“Lincoln”), QUARTZ CORPORATION, a North Carolina corporation and a direct wholly owned subsidiary of Lincoln (“Merger Sub”), and Jefferson-Pilot CORPORATION, a North Carolina corporation (“Jefferson-Pilot”).

WHEREAS, the Boards of Directors of Lincoln and Jefferson-Pilot have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, a business combination transaction between Merger Sub and Jefferson-Pilot upon the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Boards of Directors of Lincoln and Jefferson-Pilot have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

WHEREAS, Lincoln and Jefferson-Pilot desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, for tax purposes only, it is intended that (a) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) this Agreement, shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g) and (c) the parties hereto shall each be a party to this transaction as described in and pursuant to Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. Effective Time of the Merger. Subject to the provisions of this Agreement and the requirements of § 55-11-05 of the North Carolina Business Corporation Act (the “NCBCA”), articles of merger (the “Articles of Merger”) shall be duly prepared and executed by Merger Sub and thereafter delivered to the Secretary of State of the State of North Carolina for filing pursuant to the NCBCA. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of North Carolina, or at such time thereafter as is provided in the Articles of Merger (the “Effective Time”).

1.2. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, in New York, New York, unless another place is agreed to in writing by the parties hereto. “Business Day” as used herein shall mean any day other than a Saturday, Sunday or other day on which banking institutions in New York, Indiana or North Carolina are obligated by law or executive order to be closed.

1.3. Effects of the Merger. At the Effective Time, Jefferson-Pilot shall be merged with and into Merger Sub, the separate legal existence of Jefferson-Pilot shall cease and Merger Sub will continue as the surviving corporation (the “Surviving Corporation”) in the Merger and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Jefferson-Pilot. The Merger will have the effects set forth in § 55-11-06 of the NCBCA and this Agreement.

1.4. Conversion of Common Stock of Merger Sub. At and after the Effective Time, each share of common stock of Merger Sub that was issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.5. Articles of Incorporation and Bylaws of Surviving Corporation. The Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, as set forth in Exhibit 1.5(a), shall be the Articles of Incorporation of the Surviving Corporation. The Bylaws of Merger Sub as in effect immediately prior to the Effective Time, as set forth in Exhibit 1.5(b), shall be the Bylaws of the Surviving Corporation.

1.6. Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the next annual meeting (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.7. Bylaws of Lincoln. At the Effective Time, the Bylaws of Lincoln shall be as set forth on Exhibit 1.7(a) until thereafter amended in accordance with applicable law and the provisions thereof.

1.8. Alternative Transaction Structures. The parties agree that Lincoln may, with the consent of Jefferson-Pilot, change the method of effecting the business combination contemplated by this Agreement (including by permitting Merger Sub to assign its rights under this Agreement to a Subsidiary of Lincoln that is disregarded as separate from its owner under Treasury Regulation Section 301.7701-3 or permitting Merger Sub to convert to such an entity), and Jefferson-Pilot shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that any actions taken pursuant to this Section 1.8 shall not (i) alter or change the kind or amount of consideration to be issued to holders of Jefferson-Pilot Common Stock, (ii) adversely affect the tax consequences of the transaction to the holders of Jefferson-Pilot Common Stock as provided in the recitals to this Agreement, (iii) materially delay receipt of any Requisite Regulatory Approval, or (iv) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof).

ARTICLE II

CONVERSION OF JEFFERSON-PILOT COMMON STOCK;

EXCHANGE OF CERTIFICATES

2.1. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Jefferson-Pilot Common Stock:

(a) Conversion of Jefferson-Pilot Common Stock. Each share of Jefferson-Pilot Common Stock, par value $1.25 per share (the “Jefferson-Pilot Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into, as provided in and subject to the limitations set forth in this Agreement and the election and allocation procedures set forth in this Section 2.1, the right to receive at the election of the holder thereof as provided in this Section 2.1 (i) 1.0906 shares (the “Exchange Ratio”) of Lincoln Common Stock (the “Stock Consideration”), or (ii) $55.96 in cash (the “Cash Consideration”). The shares of Lincoln Common Stock and the cash into which the shares of Jefferson-Pilot Common Stock are to be converted are collectively referred to herein as the “Merger Consideration.” At the Effective Time, each share of Jefferson-Pilot Common Stock shall cease to be outstanding and cease to exist and each holder of such shares shall thereafter cease to have any rights with respect to such shares except the right to receive shares of Lincoln Common Stock or cash in accordance with this Section 2.1 and cash in lieu of fractional shares of Lincoln Common Stock in accordance with Section 2.2(e).

(b) Cancellation of Treasury Stock and Lincoln Owned Stock. Notwithstanding the foregoing, all shares of Jefferson-Pilot Common Stock that are owned by Jefferson-Pilot as treasury stock or by Lincoln, but excluding any shares of Jefferson-Pilot owned by any of their respective Subsidiaries (other than, for the avoidance of doubt, trading account shares and trust account shares, as each such term is defined in Section 3.1(b)) shall be canceled and retired and shall cease to exist, and no stock of Lincoln and no other consideration shall be delivered in exchange therefor.

(c) Certain Adjustments. If between the date of this Agreement and the Effective Time: (i) the outstanding shares of Lincoln Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or any similar event, the Exchange Ratio shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or similar event; or (ii) the outstanding shares of Jefferson-Pilot Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or any similar event, the Exchange Ratio and the Cash Consideration shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or similar event; it being understood that nothing in the foregoing shall be deemed in any way to require an increase or decrease in the Total Cash Amount.

(d) Elections by Holders of Shares of Jefferson-Pilot Common Stock. Subject to the election and allocation procedures set forth in this Section 2.1, each holder of shares of Jefferson-Pilot Common Stock shall be entitled with respect to the shares of Jefferson-Pilot Common Stock held by such holder, to (i) elect to receive the Stock Consideration for all or a portion of such shares (a “Stock Election”) or (ii) elect to receive the Cash Consideration for all or a portion of such shares (a “Cash Election”).

(e) Certain Definitions. The aggregate amount of Cash Consideration to be paid to holders of Jefferson-Pilot Common Stock in the Merger (not including cash in lieu of fractional shares) shall be $1,800,000,000 (the “Total Cash Amount”) and the total number of shares of Jefferson-Pilot Common Stock to be converted into the right to receive the Total Cash Amount shall equal the Total Cash Amount divided by the Cash Consideration (rounded down to the nearest whole share, the “Cash Conversion Number”). Shares of Jefferson-Pilot Common Stock as to which a holder has elected to receive Cash Consideration are referred to as “Cash Election Shares,” and the aggregate number of Cash Election Shares are referred to as the “Cash Election Number.” Shares of Jefferson-Pilot Common Stock as to which a holder has elected to receive the Stock Consideration are referred to as “Stock Election Shares.” Shares of Jefferson-Pilot Common Stock as to which a valid election has not been made pursuant to this Section 2.1 are referred to as “Non-Election Shares.”

(f) Election Adjustments. The allocation among the holders of Jefferson-Pilot Common Stock of rights to receive the Stock Consideration or the Cash Consideration in the Merger will be made as follows:

(i) Number of Cash Election Shares Less Than or Equal to Cash Conversion Number. If the number of Cash Election Shares is less than or equal to the Cash Conversion Number, then:

(A) each Cash Election Share will be, as of the Effective Time, converted into the right to receive the Cash Consideration;

(B) the Exchange Agent will allocate from among the Non-Election Shares, pro rata to the holders of Non-Election Shares in accordance with their respective numbers of Non-Election Shares, a sufficient number of Non-Election Shares so that the sum of such number and the number of Cash Election Shares equals the Cash Conversion Number, and each such allocated Non-Election Share (each, a “Deemed Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Cash Consideration; provided that if the sum of all Non-Election Shares and Cash Election Shares is equal to or less than the Cash Conversion Number, all Non-Election Shares will be Deemed Cash Election Shares;

(C) if the sum of Cash Election Shares and Non-Election Shares is less than the Cash Conversion Number, the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares so that the sum of such number, the number of all Cash Election Shares and the number of all Non-Election Shares equals the Cash Conversion Number, and each such allocated Stock Election Share (each, a “Converted Stock Election Share”), will be, as of the Effective Time, converted into the right to receive the Cash Consideration; and

(D) each Non-Election Share and Stock Election Share that is not a Deemed Cash Election Share or a Converted Stock Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Stock Consideration; or

(ii) Number of Cash Election Shares Greater Than Cash Conversion Number. If the number of Cash Election Shares is greater than the Cash Conversion Number, then:

(A) each Stock Election Share and Non-Election Share will be, as of the Effective Time, converted into the right to receive the Stock Consideration;

(B) the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares (each, a “Converted Cash Election Share”) so that the difference of (x) the number of Cash Election Shares less (y) the number of the Converted Cash Election Shares equals the Cash Conversion Number, and each Converted Cash Election Share will be, as of the Effective Time, converted into the right to receive the Stock Consideration; and

(C) each Cash Election Share that is not a Converted Cash Election Share will be, as of the Effective Time, converted into the right to receive the Cash Consideration.

(g) Exercise of Election. All Cash Elections and Stock Elections shall be made on a form designed for that purpose and mutually acceptable to Lincoln and Jefferson-Pilot (a “Form of Election”) and mailed to holders of record of shares of Jefferson-Pilot Common Stock who are holders on the record date for the Jefferson-Pilot Shareholders Meeting, together with the Joint Proxy Statement / Prospectus (the “Election Form Record Date”). Lincoln and Jefferson-Pilot shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Jefferson-Pilot Common Stock between the Election Form Record Date and the Election Deadline. Elections shall be made by submitting to the Exchange Agent a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent by a holder (or beneficial owner) and accompanied by (i) Jefferson-Pilot Certificates representing the shares of Jefferson-Pilot Common Stock as to which the Form of Election relates, duly endorsed in blank or in form acceptable for transfer on the books of Jefferson-Pilot (or accompanied by an appropriate guarantee of delivery of such Jefferson-Pilot Certificates as set forth in such Form of Election from a firm which is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); provided that such Jefferson-Pilot Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery) or (ii) in the case of shares in book entry form, any additional documents specified in the procedures set forth in the Form of Election. Lincoln shall have the discretion, which it may delegate in whole or in part to the Exchange Agent, to reasonably determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The decision of Lincoln (or the Exchange Agent) in such matters shall be conclusive and binding. None of Lincoln, Jefferson-Pilot or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by this Section 2.1 and all such computations shall be conclusive and binding on the holders and beneficial owners of Jefferson-Pilot Common Stock.

(h) Election Deadline. A properly signed and completed Form of Election must be received by the Exchange Agent not later than the Election Deadline in order to be effective. The “Election Deadline” shall be the date that is ten Business Days prior to the date that Lincoln and Jefferson-Pilot estimate, in good faith, will be the Closing Date; provided, that, in the event Lincoln and Jefferson-Pilot cannot agree on the estimated Closing Date, the Election Deadline shall be the date that is 20 Business Days after the date of the Jefferson-Pilot Shareholders

Meeting. The Election Deadline shall be publicly announced by Jefferson-Pilot and Lincoln by January 15, 2006, unless otherwise agreed, but in no event less than twenty calendar days prior to the estimated Closing Date. Any holder of Jefferson-Pilot Common Stock who has made an election by submitting a Form of Election to the Exchange Agent may at any time prior to the Election Deadline change such holder’s election by submitting a revised Form of Election, properly completed and signed that is received by the Exchange Agent prior to the Election Deadline. Any holder of Jefferson-Pilot Common Stock may at any time prior to the Election Deadline revoke his election by written notice to the Exchange Agent received prior to the Election Deadline.

(i) Deemed Non-Election Shares. For the purposes hereof, a holder of Jefferson-Pilot Common Stock who does not submit a Form of Election which is received by the Exchange Agent on or prior to the Election Deadline shall be deemed to hold Non-Election Shares. If Lincoln or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the shares subject to such election shall for all purposes hereof be deemed to be Non-Election Shares.

2.2. Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Lincoln shall deposit, or shall cause to be deposited, with a bank or trust company designated by Lincoln and reasonably acceptable to Jefferson-Pilot (the “Exchange Agent”), for the benefit of the holders of certificates or evidence of shares in book entry form which immediately prior to the Effective Time evidenced shares of Jefferson-Pilot Common Stock (collectively, the “Jefferson-Pilot Certificates”), for exchange in accordance with this Article II, (i) certificates or, at Lincoln’s option, shares in book entry form (collectively “certificates”) representing the aggregate Stock Consideration issuable pursuant to Section 2.1 in exchange for such shares of Jefferson-Pilot Common Stock, and (ii) an amount in cash representing the aggregate Cash Consideration to be paid pursuant to Section 2.1 in exchange for such shares of Jefferson-Pilot Common Stock and any payments of cash in lieu of fractional shares pursuant to Section 2.2(e). Such Stock Consideration and cash so deposited, together with any dividends or distributions with respect to the Stock Consideration, are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As promptly as practicable following the Effective Time, the Exchange Agent shall mail, to each holder of record of shares of Jefferson-Pilot Common Stock (other than holders who properly made an election to receive cash and/or shares of Lincoln Common Stock in accordance with Section 2.1) as of the Effective Time, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Jefferson-Pilot Certificates shall pass, only upon delivery of the Jefferson-Pilot Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as the parties hereto may reasonably specify) and (ii) instructions for use in effecting the surrender of the Jefferson-Pilot Certificates in exchange for certificates representing shares of Lincoln Common Stock or the Cash Consideration. After the Effective Time, with respect to properly made elections to receive Cash Consideration or Stock Consideration in accordance with Section 2.1 or upon surrender of a Jefferson-Pilot Certificate in accordance with this Section 2.2, together with such letter of transmittal, each duly executed, and such other documents as the Exchange Agent may reasonably require, the holder of such Jefferson-Pilot Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Lincoln Common Stock or the Cash Consideration which such holder has the right to receive in respect of the Jefferson-Pilot Certificate surrendered pursuant to the provisions of this Article II, and the Jefferson-Pilot Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Jefferson-Pilot Common Stock which is not registered in the transfer records of Jefferson-Pilot, a certificate representing the proper number of shares of Lincoln Common Stock may be issued or, as applicable, the Cash Consideration may be paid, to a transferee if the Jefferson-Pilot Certificate representing such Jefferson-Pilot Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Lincoln Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Jefferson-Pilot Certificate with respect to the shares of Lincoln Common Stock represented thereby, nor the cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until the holder of such Jefferson-Pilot Certificate shall surrender such Jefferson-Pilot Certificate in accordance with the procedures set forth in this Article II. Subject to the effect of applicable laws, following the surrender of any such Jefferson-Pilot Certificate in accordance with the procedures set forth in this Article II, the holder of such Jefferson-Pilot Certificate shall be entitled to receive, in addition to the consideration set forth in Section 2.1, without interest, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole shares of Lincoln Common Stock which the holder of such Jefferson-Pilot Certificate is entitled to receive hereunder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Lincoln Common Stock which the holder of such Jefferson-Pilot Certificate is entitled to receive hereunder.

(d) No Further Ownership Rights in Jefferson-Pilot Common Stock. All Cash Consideration paid and all shares of Lincoln Common Stock issued upon conversion of shares of Jefferson-Pilot Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been paid or issued, as applicable, in full satisfaction of all rights pertaining to such shares of Jefferson-Pilot Common Stock; subject, however, to Lincoln’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Jefferson-Pilot on such shares of Jefferson-Pilot Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of Lincoln of the shares of Jefferson-Pilot Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Jefferson-Pilot Certificates are presented to Lincoln for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Lincoln Common Stock shall be issued upon the surrender for exchange of Jefferson-Pilot Certificates evidencing Jefferson-Pilot Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Lincoln. In lieu thereof, upon surrender of the applicable Jefferson-Pilot Certificates, Lincoln shall pay each holder of Jefferson-Pilot Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Jefferson-Pilot Common Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the New York Stock Exchange, Inc. (“NYSE”), as reported on the Consolidated Tape at the close of the NYSE regular session of trading, for a share of Lincoln Common Stock on the last trading day immediately preceding the Effective Time.

(f) Lost, Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration and any dividends or other distributions as may be required pursuant to this Article II in respect of the shares of Jefferson-Pilot Common Stock represented by such lost, stolen or destroyed certificates; provided, however, that Lincoln may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Lincoln or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of Jefferson-Pilot for six months after the Effective Time shall be delivered to Lincoln, upon demand, and any shareholders of Jefferson-Pilot who have not theretofore complied with this Article II shall thereafter look only to Lincoln for payment, as applicable, of their claim for Lincoln Common Stock, the Cash Consideration, any cash in lieu of fractional shares of Lincoln Common Stock and any dividends or distributions with respect to Lincoln Common Stock.

(h) No Liability. Neither Lincoln nor Jefferson-Pilot shall be liable to any holder of shares of Jefferson-Pilot Common Stock for shares of Lincoln Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Withholding. Lincoln shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Jefferson-Pilot Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Lincoln, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Jefferson-Pilot Common Stock in respect of which such deduction and withholding was made by Lincoln. The parties agree to cooperate with each other for purposes of determining whether any taxes are required to be withheld with respect to the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Prior to the execution and delivery of this Agreement, each of Jefferson-Pilot and Lincoln delivered to the other a disclosure letter (the “Jefferson-Pilot Disclosure Letter” and the “Lincoln Disclosure Letter,” respectively) which sets forth items the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement or as an exception to one or more of such party’s representations or warranties contained in Sections 3.1 and 3.2 of this Agreement, and disclosure made in either disclosure letter with respect to a provision of this Agreement shall be deemed to qualify such provision. The Jefferson-Pilot Disclosure Letter and the Lincoln Disclosure Letter shall be deemed to be a part of this Agreement.

3.1. Representations and Warranties of Jefferson-Pilot. Jefferson-Pilot represents and warrants to Lincoln and Merger Sub as follows:

(a) Organization, Standing and Power.

(i) Each of Jefferson-Pilot and its Significant Subsidiaries is a corporation duly organized and validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(ii) The copies of the Articles of Incorporation and Bylaws of Jefferson-Pilot incorporated by reference in the Form 10-K of Jefferson-Pilot for the year ended December 31, 2004, are true, complete and correct copies of such documents, are in full force and effect and have not been amended or otherwise modified. Jefferson-Pilot is not in material violation of any provision of its Articles of Incorporation or its Bylaws, and no Significant Subsidiary of Jefferson-Pilot is in material violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

(iii) Jefferson-Pilot has made available to Lincoln complete and correct copies (except as redacted to protect confidential information related to the transactions contemplated by this Agreement or other alternative strategic transactions considered during the one year period immediately prior to the date of this Agreement) of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the shareholders of Jefferson-Pilot and the Board of Directors of Jefferson-Pilot, in each case held since January 1, 2003 and prior to the date hereof.

(iv) As used in this Agreement (x) the word “Subsidiary” when used with respect to any party means any entity of which more than 50% of the effective voting power or equity or other ownership interest of such entity is directly owned by such party; (y) a “Significant Subsidiary” means any Subsidiary of Jefferson-Pilot or Lincoln, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”); and (z) the term “Material Adverse Effect” means, with respect to any entity, an event, change or effect that is or is reasonably likely to have a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole or on the ability of such entity to perform its obligations hereunder on a timely basis, excluding, however any such event, change or effect that arises out of or in connection with or resulting from (A) changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events affecting the insurance industry generally so long as such changes or events do not have a materially disproportionate effect on Jefferson-Pilot or Lincoln or their respective Subsidiaries, as the case may be, (D) actions or omissions of Lincoln or Jefferson-Pilot, as the case may be, taken with the prior written consent of the other or required hereunder, (E) any outbreak or escalation of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, (F) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof or (G) any change in such entity’s stock price or trading volume in and of itself.

(b) Capital Structure.

(i) The authorized capital stock of Jefferson-Pilot consists of three hundred fifty million (350,000,000) shares of Jefferson-Pilot Common Stock and twenty million (20,000,000) shares of Preferred Stock (the “Jefferson-Pilot Preferred Stock”). As of the close of business on June 30, 2005, and September 30, 2005, 134,775,029 shares and 134,010,974 shares, respectively, of Jefferson-Pilot Common Stock were issued and outstanding, 9,897,300 shares and 9,819,855 shares, respectively, of Jefferson-Pilot Common Stock were reserved for issuance upon the exercise or payment of outstanding stock options, stock units or other awards (such stock options, units and other awards and plans and programs, collectively, the “Jefferson-Pilot Stock Plans”), and there were no shares of Jefferson-Pilot Common Stock held by Jefferson-Pilot or by its Subsidiaries (exclusive of (x) shares held in connection with any market making activities or proprietary trading activities (“trading account shares”) or (y) shares held in insurance company separate accounts or separate trusts, rabbi trusts, managed, custodial or nominee accounts and the like, or held by mutual funds or merchant banking entities for which a Subsidiary of the relevant party acts as investment advisor or in a similar capacity, or held in the general account of any Subsidiary (any such shares, “trust account shares”)). From June 30, 2005 to the date hereof, Jefferson-Pilot has not issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of Jefferson-Pilot or any of its Subsidiaries, other than pursuant to and as required by the terms of the Jefferson-Pilot Stock Plans and Jefferson-Pilot has not issued any stock options or other awards under the Jefferson-Pilot Stock Plans except as set forth in Section 3.1(b)(i) of the Jefferson-Pilot Disclosure Letter. No shares of Jefferson-Pilot Preferred Stock are outstanding or reserved for issuance. All outstanding shares of Jefferson-Pilot Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights.

(ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Jefferson-Pilot are issued or outstanding.

(iii) Except for (A) options, units or awards issued or to be issued under the Jefferson-Pilot Stock Plans and (B) Jefferson-Pilot Common Stock purchase rights issued in connection with the Jefferson-Pilot Rights Agreement, there are no options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character to which Jefferson-Pilot or any Subsidiary of Jefferson-Pilot is a party or by which it or any such Subsidiary is bound obligating Jefferson-Pilot or any Subsidiary of Jefferson-Pilot to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Jefferson-Pilot or of any Subsidiary of Jefferson- Pilot or obligating Jefferson-Pilot or any Subsidiary of Jefferson-Pilot to grant, extend or enter into any such option, warrant, call, convertible or exchangeable security, right, commitment or agreement. There are no outstanding contractual obligations of Jefferson-Pilot or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Jefferson-Pilot or any of its Subsidiaries.

(iv) Since June 30, 2005, Jefferson-Pilot has not declared, set aside, made or paid to the shareholders of Jefferson-Pilot dividends or other distributions on the outstanding shares of capital stock of Jefferson-Pilot, other than regular quarterly cash dividends disclosed in Section 3.1(b)(iv) of the Jefferson-Pilot Disclosure Letter.

(c) Authority.

(i) Jefferson-Pilot has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the approval of this Agreement by the requisite vote of the holders of Jefferson-Pilot Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Jefferson-Pilot and no other corporate proceedings on the part of Jefferson-Pilot are necessary to authorize this Agreement and consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger to the approval of this Agreement by the shareholders of Jefferson-Pilot. This Agreement has been duly executed and delivered by Jefferson-Pilot and (assuming the due authorization, execution and delivery by Lincoln and Merger Sub) constitutes a valid and binding obligation of Jefferson-Pilot, enforceable against Jefferson-Pilot in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement do not, and the performance of its obligations and consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) pursuant to any provision of the Articles of Incorporation or Bylaws of Jefferson-Pilot or any Subsidiary of Jefferson-Pilot, or (B) except as set forth in Section 3.1(c)(ii) of the Jefferson-Pilot Disclosure Letter and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Jefferson-Pilot Benefit Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Jefferson-Pilot or any Subsidiary of Jefferson-Pilot or their respective properties or assets, which Violation, in the case of clause (B), either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization (each, a “Governmental Entity”), is required by or with respect to Jefferson-Pilot or any Subsidiary of Jefferson-Pilot in connection with the execution and delivery of this Agreement by Jefferson-Pilot or the consummation by Jefferson-Pilot of the transactions contemplated hereby and thereby, the failure to make or obtain which would have a Material Adverse Effect on Jefferson-Pilot, except for (A) the filing with the SEC of such registrations, prospectuses, reports and other materials, including (1) the Joint Proxy Statement / Prospectus, (2) the Form S-4 and (3) such reports, filings and statements under Sections 12, 13(a), 13(d), 13(g), 14(a) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Articles of

Merger with the Secretary of State of the State of North Carolina, (C) such applications, filings, authorizations, orders and approvals as may be required under the insurance laws of any state or foreign jurisdiction, and any approvals thereof (collectively, the “Insurance Approvals”), as set forth in Section 3.1(c)(iii)(C) of the Jefferson-Pilot Disclosure Letter, (D) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (E) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Lincoln Common Stock pursuant to this Agreement, (F) compliance with any applicable requirements of the NYSE, (G) such filings and approvals as may be required by the Federal Communications Commission (“FCC”) in connection with the consummation of the transactions contemplated hereby to maintain the FCC Licenses in full force and effect (the “FCC Approvals”), (H) if necessary, the filing with the SEC of a proxy (including proxy statements) for the Jefferson-Pilot Funds relating to shareholder approval of new investment management or investment advisory or subadvisory agreements with Jefferson-Pilot Advisers and any required election of directors, and (I) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of state and federal securities laws relating to the regulation of broker-dealers, investment companies and investment advisers and the rules and regulations of the NASD (the “NASD”).

(d) SEC Documents; Regulatory Reports; Undisclosed Liabilities.

(i) Jefferson-Pilot and its Subsidiaries, including the Jefferson-Pilot Insurers and their respective registered separate accounts, have filed all required reports, schedules, registration statements and other documents with the SEC since December 31, 2002 (the “Jefferson-Pilot SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Jefferson-Pilot SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Jefferson-Pilot SEC Documents, and none of the Jefferson-Pilot SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Jefferson-Pilot and its Subsidiaries, including the Jefferson-Pilot Insurers and their respective registered separate accounts, included in the Jefferson-Pilot SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Jefferson-Pilot and its consolidated Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii) Other than the Jefferson-Pilot SEC Documents, which are addressed in clause (i) above, Jefferson-Pilot and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Jefferson-Pilot.

(iii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Jefferson-Pilot included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC prior to the date of this Agreement, (B) liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice, and (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot, Jefferson-Pilot and its Subsidiaries do not have, and since June 30, 2005, Jefferson-Pilot and its Subsidiaries have not incurred, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in Jefferson-Pilot’s financial statements in accordance with generally accepted accounting principles).

(e) Compliance with Applicable Laws and Reporting Requirements.

(i) Jefferson-Pilot and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Jefferson-Pilot and its Subsidiaries, taken as a whole (the “Jefferson-Pilot Permits”), and Jefferson-Pilot and its Subsidiaries are in compliance with the terms of the Jefferson-Pilot Permits and all applicable laws and regulations, except where the failure to so hold or comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. Except as disclosed in the Jefferson-Pilot SEC Documents filed prior to the date of this Agreement or as set forth in Section 3.1(e)(i) of the Jefferson-Pilot Disclosure Letter, the businesses of Jefferson-Pilot and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity (including but not limited to the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001 and all applicable laws or other legal requirements relating to the retention of e-mail and other information), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Jefferson-Pilot. To the knowledge of Jefferson-Pilot, no investigation by any Governmental Entity with respect to Jefferson-Pilot or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(ii) The records, systems, controls, data and information of Jefferson-Pilot and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Jefferson-Pilot or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the Jefferson-Pilot SEC Documents filed with the SEC prior to the date hereof, Jefferson-Pilot and its Subsidiaries have devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and disclosure controls and procedures to ensure that the information required to be disclosed in the SEC documents of Jefferson-Pilot is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(f) Legal Proceedings. Except as disclosed in the Jefferson-Pilot SEC Documents filed prior to the date of this Agreement or as set forth in Section 3.1(f) of the Jefferson-Pilot Disclosure Letter, there are no suits, actions, investigations or proceedings (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Jefferson-Pilot, threatened, against or affecting Jefferson-Pilot or any Subsidiary of Jefferson-Pilot, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Jefferson-Pilot or on the Surviving Corporation, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Jefferson-Pilot or any Subsidiary of Jefferson-Pilot having or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Jefferson-Pilot or on the Surviving Corporation.

(g) Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Jefferson-Pilot:

(i) All Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, Jefferson-Pilot or any of its Subsidiaries have been filed when due in accordance with all applicable laws, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(ii) There are no liens for any Taxes upon the assets of Jefferson-Pilot or any of its Subsidiaries, other than (x) statutory liens for Taxes not yet due and payable or (y) liens which are being contested in good faith by appropriate proceedings.

(iii) Jefferson-Pilot and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with statutory accounting principles and generally accepted accounting principles an adequate accrual for all such Taxes.

(iv) The federal income Tax Returns of Jefferson-Pilot and its Subsidiaries through the tax year ended December 31, 1999, have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(v) Except as set forth in Section 3.1(g)(v) of the Jefferson-Pilot Disclosure Letter, there is no claim, audit, action, suit, proceeding or investigation now pending or, to Jefferson-Pilot’s knowledge, threatened against or with respect to Jefferson-Pilot or its Subsidiaries in respect of any Tax or Tax Asset.

(vi) Neither Jefferson-Pilot nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355 of the Code) in conjunction with the Merger.

(vii) Jefferson-Pilot and each of its Subsidiaries have withheld all amounts required to have been withheld by them in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. Jefferson-Pilot and each of its Subsidiaries have reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under law.

(viii) Except as set forth in Section 3.1(g)(viii) of the Jefferson-Pilot Disclosure Letter, neither Jefferson-Pilot nor any of its Subsidiaries is a party to a Tax allocation or sharing agreement.

(ix) Except as set forth in Section 3.1(g)(ix) of the Jefferson-Pilot Disclosure Letter, neither Jefferson-Pilot nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(x) Neither Jefferson-Pilot nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

“Tax” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, or any other credit or Tax attribute that could be carried forward or carried back to reduce Taxes (including deductions and credits relating to guaranty fund assessments and the alternative minimum tax).

“Taxing Authority” means the Internal Revenue Service or any other Governmental Authority responsible for the administration of any Tax.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Lincoln, Jefferson-Pilot or any Subsidiaries thereof.

(h) Certain Agreements. Except as disclosed in or filed as exhibits to the Jefferson-Pilot SEC Documents filed prior to the date of this Agreement or as disclosed in Section 3.1(h) of the Jefferson-Pilot Disclosure Letter and except for this Agreement, neither Jefferson-Pilot nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which limits the ability of Jefferson-Pilot or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires Jefferson-Pilot or any of its affiliates to make available investment opportunities to any person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to Jefferson-Pilot and its Subsidiaries taken as a whole, (iii) with or to a labor union or guild (including any collective bargaining agreement) or (iv) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement. All contracts, arrangements, commitments or understandings of the type described in this Section 3.1(h) (collectively referred to herein as the “Jefferson-Pilot Contracts”) are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. Neither Jefferson-Pilot nor any of its Subsidiaries has, and to the knowledge of Jefferson-Pilot, none of the other parties thereto has violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Jefferson-Pilot Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(i) Benefit Plans.

(i) With respect to each employee benefit plan (including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of ERISA Section 3(37) (“Multiemployer Plans”)) and all equity-based compensation programs, including stock purchase and stock option plans and programs, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, pension and other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written (all the foregoing being herein “Benefit Plans”), (A) under which any employee, agent, director, or independent contractor or former employee, agent, director, or independent contractor of Jefferson-Pilot or any of its Subsidiaries has any present or future right to benefits, (B) maintained or contributed to by Jefferson-Pilot or any of its Subsidiaries or (C) under which Jefferson-Pilot or any of its Subsidiaries has any present or future liability (the “Jefferson-Pilot Benefit Plans”), other than as disclosed in the consolidated financial statements of Jefferson-Pilot included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, no event has occurred and, to the knowledge of Jefferson-Pilot, there exists no condition or set of circumstances, in connection with which Jefferson-Pilot or any of its Subsidiaries could be subject to any material liability.

(ii) Section 3.1(i)(ii) of the Jefferson-Pilot Disclosure Letter contains a complete listing of all Jefferson-Pilot Benefit Plans.

(iii) Jefferson-Pilot and its Subsidiaries, with respect to the Jefferson-Pilot Benefit Plans, and the Jefferson-Pilot Benefit Plans, are in material compliance with ERISA, the Code and other applicable laws.

(iv) Except as set forth in Section 3.1(i)(iv) of the Jefferson-Pilot Disclosure Letter, no Jefferson-Pilot Benefit Plan (including any Jefferson-Pilot Stock Plan) exists that could result in the payment to any present or former employee, agent, director or independent contractor of Jefferson-Pilot or any Subsidiary of Jefferson-Pilot of any money or other property or accelerate or provide any vesting or other rights or benefits to any present or former employee, agent, director, or independent contractor of Jefferson-Pilot or any Subsidiary of Jefferson-Pilot as a result of the transactions contemplated by this Agreement, either independently or in connection with any adverse employment action and irrespective of whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(v) No Jefferson-Pilot Benefit Plan is a Multiemployer Plan, and neither Jefferson-Pilot nor any of its Subsidiaries has, or could reasonably be expected to have, any liability under any Multiemployer Plan.

(j) Subsidiaries. Except as set forth in Section 3.1(j) of the Jefferson-Pilot Disclosure Letter, all of the shares of capital stock of each of the Subsidiaries of Jefferson-Pilot are owned by Jefferson-Pilot or by another Jefferson-Pilot Subsidiary and are fully paid and nonassessable and are free and clear of any claim, lien or encumbrance.

(k) Agreements with Regulators. Except as set forth in Section 3.1(k) of the Jefferson-Pilot Disclosure Letter, neither Jefferson-Pilot nor any Subsidiary of Jefferson-Pilot is a party to any written agreement, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any cease-and-desist or other order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or risk management policies or its management, nor has Jefferson-Pilot been advised by any Governmental Entity that it is contemplating any such undertakings.

(l) Absence of Certain Changes or Events. Since June 30, 2005, (i) Jefferson-Pilot and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices, (ii) there has not been any Material Adverse Effect on Jefferson-Pilot and (iii) Jefferson-Pilot has not taken any action or failed to take any action that would have resulted in a breach of Section 4.1 had such section been in effect since June 30, 2005, except as set forth in Section 3.1(l)(iii) of the Jefferson-Pilot Disclosure Letter.

(m) Board Approval. The Board of Directors of Jefferson-Pilot, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held (the “Jefferson-Pilot Board Approval”), has (i) determined that this Agreement and the Merger are fair to and in the best interests of Jefferson-Pilot and its shareholders and declared the Merger to be advisable, (ii) adopted this Agreement and the plan of merger contained herein and (iii) recommended that shareholders of Jefferson-Pilot approve each of the matters constituting the Required Jefferson-Pilot Vote and directed that such matter be submitted for consideration by Jefferson-Pilot shareholders at the Jefferson-Pilot Shareholders Meeting.

(n) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Jefferson-Pilot Common Stock to approve this Agreement and the plan of merger contained herein (the “Required Jefferson-Pilot Vote”) is the only vote of the holders of any class or series of Jefferson-Pilot capital stock necessary to approve this Agreement and the transactions contemplated hereby (including the Merger).

(o) Properties. Jefferson-Pilot or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Jefferson-Pilot SEC Documents as being owned by Jefferson-Pilot or one of its Subsidiaries or acquired after the date thereof which are material to Jefferson-Pilot’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (A) statutory liens securing payments not yet due and (B) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, other than, in each case, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Jefferson-Pilot SEC Documents or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Jefferson-Pilot’s knowledge, the lessor other than, in each case, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(p) Intellectual Property.

(i) Jefferson-Pilot and its Subsidiaries own, or have valid and enforceable licenses to use, all trademarks, service marks, trade names and designs (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing, patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) and inventions, copyrights (including any registrations and applications therefor and whether registered or unregistered), Internet domain names, computer software, databases, works of authorship, mask works, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, the “Jefferson-Pilot Intellectual Property”) which in each case is used in or necessary for the conduct of their respective business substantially as currently conducted and as proposed to be conducted, except where such failures to own or possess valid, subsisting and enforceable licenses to use such Jefferson-Pilot Intellectual Property either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. Neither Jefferson-Pilot nor any of its Subsidiaries has received any notice of infringement or conflict with, and to Jefferson-Pilot’s knowledge, there are no infringements of or conflicts with the rights of any third party with respect to the use or ownership of any Jefferson-Pilot Intellectual Property by Jefferson-Pilot and its Subsidiaries that, in either case, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. To the knowledge of Jefferson-Pilot, all Jefferson-Pilot Intellectual Property that has been licensed by Jefferson-Pilot or its Subsidiaries is being used substantially in accordance with the applicable license pursuant to which Jefferson-Pilot or such Subsidiaries acquired the right to use such Jefferson-Pilot Intellectual Property.

(ii) Jefferson-Pilot and its Subsidiaries have established and are in compliance with commercially reasonable security programs that are designed to protect (A) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate and (B) the security, confidentiality and integrity of all confidential or proprietary data except, in each case, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. Neither Jefferson-Pilot nor its Subsidiaries has suffered a material security breach with respect to their data or systems, and neither Jefferson-Pilot nor its Subsidiaries has notified consumers or employees of any information security breach.

(q) Brokers or Finders. Other than as set forth in Section 3.1(q) of the Jefferson-Pilot Disclosure Letter, no agent, broker, lawyer, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.

(r) Opinion of Jefferson-Pilot Financial Advisor. Jefferson-Pilot has received the opinion of its financial advisors, Lazard Frères & Co. LLC and Morgan Stanley & Co. Incorporated, dated the date of this Agreement, to the effect that the Merger Consideration to be paid by Lincoln to the Jefferson-Pilot Shareholders pursuant to Section 2.1(a) is fair, from a financial point of view, to the holders of Jefferson-Pilot Common Stock.

(s) Additional Representations.

(i) Each Jefferson-Pilot Broker-Dealer, Jefferson-Pilot Adviser, and Jefferson-Pilot Investment Company possesses all licenses and registrations necessary to conduct its business and is current on all material filings required by the SEC or other Governmental Entity, and is and has been since December 31, 2002 in full compliance with all applicable laws, except for any failures to register or comply which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. Each Jefferson-Pilot Broker-Dealer is a member in good standing of NASD and such other organizations in which its membership is required in order to conduct its business as now conducted, except such failures which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(ii) No Jefferson-Pilot Adviser nor, to the knowledge of Jefferson-Pilot, any “affiliated person” (within the meaning of the Investment Company Act of 1940, and the rules and regulations of the SEC promulgated thereunder (the “Investment Company Act”)) thereof, is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company; no Jefferson-Pilot Adviser nor, to the knowledge of Jefferson-Pilot, any “associated person” (within the meaning of the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Investment Advisers Act”)) thereof, is ineligible pursuant to Section 203(e) of the Investment Advisers Act to serve as an investment adviser or as an associated person to a registered investment adviser; no Jefferson-Pilot Broker-Dealer nor, to the knowledge of Jefferson-Pilot, any “associated person” (within the meaning of the Exchange Act) thereof, is ineligible pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as an associated person to a registered broker-dealer; and each investment advisory contract and each principal underwriting or distribution agreement subject to Section 15 of the Investment Company Act has been duly approved, at all times since December 31, 2002, in compliance in all material respects with Section 15 of the Investment Company Act and all other applicable laws. The following terms shall have the meanings set forth below:

“Jefferson-Pilot Adviser” shall mean any Jefferson-Pilot Subsidiary that conducts activities of an investment adviser as such term is defined in Section 2(a)(20) of the Investment Company Act and Section 202(a)(11) of the Investment Advisers Act.

“Jefferson-Pilot Broker-Dealer” shall mean any Jefferson-Pilot Subsidiary that conducts activities of a broker or dealer, as such terms are defined in Section 3(a) of the Exchange Act.

“Jefferson-Pilot Fund” shall mean any management investment company, as defined under the Investment Company Act, or portfolio thereof that is registered or required to be registered with the SEC and for which any Jefferson-Pilot Adviser acts as an investment adviser or sub-adviser.

“Jefferson-Pilot Insurer” shall mean each Jefferson-Pilot Subsidiary that is authorized to transact an insurance or reinsurance business.

“Jefferson-Pilot Investment Company” shall mean any Jefferson-Pilot Subsidiary (other than a Jefferson-Pilot Insurer) or entity for which a Jefferson-Pilot Subsidiary acts as investment adviser, sub-adviser or depositor, that is an investment company as defined under the Investment Company Act or excepted from that definition solely in reliance on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, including each Jefferson-Pilot Fund and each separate account of each Jefferson-Pilot Insurer.

(t) Rights Agreements; Takeover Laws. Jefferson-Pilot has taken all actions necessary to render the terms of the Amended and Restated Rights Agreement dated as of November 7, 1994 (as further amended as of February 8, 1999) between Jefferson-Pilot and Wachovia Bank, National Association (formerly First Union National Bank), as rights agent (the “Jefferson-Pilot Rights Agreement”), inapplicable to this Agreement and the transactions contemplated hereby. Jefferson-Pilot has taken all actions necessary to ensure that the restrictions in Articles 9 and 9A of the NCBCA will not apply to Jefferson-Pilot during the pendancy of this Agreement.

(u) Insurance Reports. Each of Jefferson-Pilot’s Subsidiaries through which Jefferson-Pilot conducts its material insurance operations (collectively, the “Jefferson-Pilot Insurance Entities”) is listed in Section 3.1(u) of the Jefferson-Pilot Disclosure Letter. Each of the Jefferson-Pilot Insurance Entities has filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (collectively, the “Jefferson-Pilot SAP Statements”), except for such failures to file that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot. Jefferson-Pilot has delivered or made available to Lincoln, to the extent permitted by applicable laws, copies of all annual Jefferson-Pilot SAP Statements for each Jefferson-Pilot Insurance Entity for the periods beginning January 1, 2003 and through the date hereof and the quarterly Jefferson-Pilot SAP Statements for each Jefferson-Pilot Insurance Entity for the quarterly periods ended March 31, 2005 and June 30, 2005, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable state insurance regulatory authority and true and complete copies of all examination reports of insurance departments and any insurance regulatory authorities received by Jefferson-Pilot on or after January 1, 2003 and through the date hereof relating to Jefferson-Pilot Insurance Entities. Financial statements included in Jefferson-Pilot SAP Statements and prepared on a statutory basis, including the notes thereto, were prepared in conformity with statutory accounting practices (“SAP”) prescribed or permitted by the applicable insurance regulatory authority, in each case, consistently applied for the periods covered thereby and present fairly the statutory financial position of the relevant Jefferson-Pilot Insurance Entity as at the respective dates thereof and the results of operations of such Jefferson-Pilot Insurance Entity for the respective periods then ended. Jefferson-Pilot SAP Statements complied in all material respects with all applicable laws, rules and regulations when filed, and no material deficiency has been asserted by any Governmental Entity with respect to any Jefferson-Pilot SAP Statements. Except as indicated therein, all assets that are reflected as admitted assets on Jefferson-Pilot SAP Statements comply in all material respects with all applicable foreign, federal, state and local statutes and regulations regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities (collectively, the “Insurance Laws”) with respect to admitted assets, as applicable. The statutory balance sheets and income statements included in Jefferson-Pilot SAP Statements have been audited by Jefferson-Pilot’s independent auditors, and Jefferson-Pilot has delivered or made available to Lincoln true and complete copies of all audit opinions related thereto for periods beginning January 1, 2003.

(v) Insurance Business. (i) All policies, binders, slips, certificates, guaranteed insurance contracts, annuity contracts and participation agreements and other agreements of insurance, whether individual or group, in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are issued by a Jefferson-Pilot Insurance Entity (collectively, the “Jefferson-Pilot Insurance Contracts”), and any and all marketing materials are, to the extent required under applicable Insurance Laws, on forms and at rates approved by the insurance regulatory authority of the jurisdiction where issued or, to the extent required by applicable laws, have been filed with and not objected to by such authority within the period provided for objection, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot.

(ii) A true and complete copy of each of the actuarial reports referred to in Section 3.1(v)(ii) of the Jefferson-Pilot Disclosure Letter has been made available to Lincoln prior to the date hereof (the “Jefferson-Pilot Actuarial Analyses”). There have been no actuarial reports of a similar nature covering any of the entities referred to in those reports in respect of any period subsequent to the latest period covered in Jefferson-Pilot Actuarial Analyses. To the knowledge of Jefferson-Pilot, the information and data furnished by Jefferson-Pilot or any Jefferson-Pilot Insurance Entity to its independent actuaries in connection with the preparation of Jefferson-Pilot Actuarial Analyses were accurate in all material respects for the periods covered in Jefferson-Pilot Actuarial Analyses.

(w) Risk Management Instruments. Since December 31, 2004, all derivative instruments, including interest rate swaps, caps, floors and option agreements and other risk management arrangements, whether entered into for the account of Jefferson-Pilot or one of its Subsidiaries, were entered into in conformity in all material respects with applicable investment policies.

(x) Reinsurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Jefferson-Pilot, each Jefferson-Pilot Insurance Entity is entitled to take full credit in its Jefferson-Pilot SAP Statements pursuant to Insurance Laws for all reinsurance, coinsurance or excess insurance ceded pursuant to any reinsurance, coinsurance, excess insurance, ceding of insurance, assumption of insurance or indemnification with respect to insurance or similar arrangements to which it is a party.

(y) FCC Licenses. Jefferson-Pilot is the holder of the FCC licenses, listed in Section 3.1(y) of the Jefferson-Pilot Disclosure Letter (“FCC Licenses”), with regular unconditional renewals thereof having been granted for the full license term. The FCC Licenses constitute all of the licenses and authorizations required for and/or used in the operation of the broadcast stations (the “Stations”) as now operated, and the FCC Licenses are in full force and effect and unimpaired by any act or omission of Jefferson-Pilot, or its officers, directors, employees or agents. There is not pending, or to the knowledge of Jefferson-Pilot threatened, any action by or before the FCC to revoke, cancel, rescind, modify or refuse to renew in the ordinary course any of the FCC Licenses, or any investigation, order to show cause, notice of violation, notice of apparent liability or of forfeiture or material complaint against any of the Stations or Jefferson-Pilot. All material reports, forms and statements required to be filed by Jefferson-Pilot with the FCC with respect to the Stations have been filed and are complete and accurate in all material respects. The Stations are operating in accordance with the FCC Licenses and in compliance with the Communications Act of 1934, as amended, and the rules and regulations of the FCC.

(z) Bank Holding Company Act. Neither Jefferson-Pilot nor any Subsidiary of Jefferson-Pilot is, owns or “controls” (as that term is defined in Section 2(a)(2) of the Bank Holding Company Act of 1956 (the “BHC Act”)) a bank, savings bank, savings and loan association, credit union, industrial loan company, edge or agreement corporation, trust company, bank holding company (including any bank holding company that has qualified as a financial holding company) or any other type of entity whose deposits are insured by the Federal Deposit Insurance Corporation.

3.2. Representations and Warranties of Lincoln. Lincoln represents and warrants to Jefferson-Pilot, as follows:

(a) Organization, Standing and Power.

(i) Each of Lincoln and its Significant Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Lincoln.

(ii) The copies of the Articles of Incorporation and Bylaws of Lincoln incorporated by reference in the Form 10-K of Lincoln for the year ended December 31, 2004, are true, complete and correct copies of such documents, are in full force and effect and have not been amended or otherwise modified. Lincoln is not in material violation of any provision of its Articles of Incorporation or its Bylaws, and no Significant Subsidiary of Lincoln is in material violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

(iii) Lincoln has made available to Jefferson-Pilot complete and correct copies (except as redacted to protect confidential information related to the transactions contemplated by this Agreement or other alternative strategic transactions considered during the one year period immediately prior to the date of this Agreement) of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the shareholders of Lincoln and the Board of Directors of Lincoln, in each case held since January 1, 2003 and prior to the date hereof.

(b) Capital Structure.

(i) The authorized capital stock of Lincoln consists of eight hundred million (800,000,000) shares of Lincoln Common Stock, no par value per share (“Lincoln Common Stock”), and ten million (10,000,000) shares of preferred stock. As of the close of business on June 30, 2005 and September 30, 2005, 172,144,363 and 173,221,375 shares, respectively, of Lincoln Common Stock were issued and outstanding (including shares held in treasury), 15,776,595 shares and 14,956,722 shares, respectively, of Lincoln Common Stock were reserved for issuance upon the exercise or payment of outstanding stock options, stock units or other awards (such stock options, units and other awards and plans and programs, collectively, the “Lincoln Stock Plans”), and no shares of Lincoln Common Stock were held by Lincoln in its treasury or by its Subsidiaries (exclusive of trading account shares and trust account shares). On June 30, 2005 and September 30, 2005, 16,256 and 15,895 shares, respectively, of Lincoln $3.00 Cumulative Convertible Preferred Stock, Series A, no par value per share (“Lincoln Series A Preferred Stock”), were issued and no shares of Lincoln Series A Preferred Stock were held by Lincoln in its treasury or by its Subsidiaries. From June 30, 2005 to the date hereof, Lincoln has not issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of Lincoln or any of its Subsidiaries, other than pursuant to and as required by the terms of the Lincoln Stock Plans and Lincoln has not issued any stock options or other awards under the Lincoln Stock Plans except as set forth in Section 3.2(b)(i) of the Lincoln Disclosure Letter. All outstanding shares of Lincoln Common Stock and Lincoln Series A Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights.

(ii) No Voting Debt of Lincoln is issued or outstanding.

(iii) Except for (A) options, units or awards issued or to be issued under the Lincoln Stock Plans (including the issuance of common stock of Delaware Investments U.S., Inc.) and (B) Lincoln Common Stock purchase rights issued in connection with the Lincoln Rights Agreement, there are no options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character to which Lincoln or any Subsidiary of Lincoln is a party or by which it or any such Subsidiary is bound obligating Lincoln or any Subsidiary of Lincoln to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Lincoln or of any Subsidiary of Lincoln or obligating Lincoln or any Subsidiary of Lincoln to grant, extend or enter into any such option, warrant, call, convertible or exchangeable security, right, commitment or agreement. There are no outstanding contractual obligations of Lincoln or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Lincoln or any of its Subsidiaries (other than pursuant to the Delaware Investments U.S., Inc. Stock Option Plan).

(iv) Since June 30, 2005, Lincoln has not declared, set aside, made or paid to the shareholders of Lincoln dividends or other distributions on the outstanding shares of capital stock of Lincoln, other than regular quarterly cash dividends disclosed in Section 3.2(b)(iv) of the Lincoln Disclosure Letter.

(c) Authority.

(i) Lincoln has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the requisite vote of the holders of Lincoln Common Stock and Lincoln Series A Preferred Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Lincoln and no other corporate proceedings on the part of Lincoln are necessary to authorize this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Lincoln and (assuming the due authorization, execution and delivery by Jefferson-Pilot) constitutes a valid and binding obligation of Lincoln, enforceable against Lincoln in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement do not, and the performance of its obligations and consummation of the transactions contemplated hereby will not, (A) result in any Violation pursuant to any provision of the Articles of Incorporation or Bylaws (as amended pursuant to Section 5.8(a)) of Lincoln or any Subsidiary of Lincoln, or (B) except as set forth in Section 3.2(c)(ii) of the Lincoln Disclosure Letter and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Lincoln Benefit Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Lincoln or any Subsidiary of Lincoln or their respective properties or assets, which Violation, in the case of clause (B), either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Lincoln.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Lincoln or any Subsidiary of Lincoln in connection with the execution and delivery of this Agreement by Lincoln or the consummation by Lincoln of the transactions contemplated hereby and thereby, the failure to make or obtain which would have a Material Adverse Effect on Lincoln, except for (A) the filing with the SEC of such registrations, prospectuses, reports and other materials, including (1) the Joint Proxy Statement / Prospectus, (2) the Form S-4 and (3) such reports, filings and statements under Sections 12, 13(a), 13(d), 13(g), 14(a) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Articles of Merger with the Secretary of State of the State of North Carolina, (C) the Insurance Approvals as set forth in Section 3.2(c)(iii)(C) of the Lincoln Disclosure Letter, (D) notices or filings under the HSR Act, (E) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Lincoln Common Stock pursuant to this Agreement, (F) compliance with any applicable requirements of the NYSE, (G) any FCC Approvals, (H) if necessary, the filing with the SEC of a proxy (including proxy statements) for the Lincoln Funds relating to shareholder approval of new investment management or investment advisory or subadvisory agreements with Lincoln Advisers and any required election of directors, and (I) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of state and federal securities laws relating to the regulation of broker-dealers, investment companies and investment advisers and the rules and regulations of the NASD.

(d) SEC Documents; Regulatory Reports; Undisclosed Liabilities.

(i) Lincoln and its Subsidiaries, including the Lincoln Insurers and their respective registered separate accounts, have filed all required reports, schedules, registration statements and other documents with the SEC since December 31, 2002 (the “Lincoln SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Lincoln SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Lincoln SEC Documents, and none of the Lincoln SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Lincoln and its Subsidiaries, including the Lincoln Insurers and their respective registered separate accounts, included in the Lincoln SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Lincoln and its consolidated Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii) Other than the Lincoln SEC Documents, which are addressed in clause (i) above, Lincoln and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Lincoln.

(iii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Lincoln included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC prior to the date of this Agreement, (B) liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice, and (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Lincoln, Lincoln and its Subsidiaries do not have, and since June 30, 2005, Lincoln and its Subsidiaries have not incurred, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in Lincoln’s financial statements in accordance with generally accepted accounting principles).

(e) Compliance with Applicable Laws and Reporting Requirements.

(i) Lincoln and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Lincoln and its Subsidiaries, taken as a whole (the “Lincoln Permits”), and Lincoln and its Subsidiaries are in compliance with the terms of the Lincoln Permits and all applicable laws and regulations, except where the failure to so hold or comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln. Except as disclosed in the Lincoln SEC Documents filed prior to the date of this Agreement or as set forth in Section 3.2(e)(i) of the Lincoln Disclosure Letter, the businesses of Lincoln and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity (including but not limited to the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001 and all applicable laws or other legal requirements relating to the retention of e-mail and other information), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Lincoln. To the knowledge of Lincoln, no investigation by any Governmental Entity with respect to Lincoln or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln.

(ii) The records, systems, controls, data and information of Lincoln and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Lincoln or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the Lincoln SEC Documents filed with the SEC prior to the date hereof, Lincoln and its Subsidiaries have devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and disclosure controls and procedures to ensure that the information required to be disclosed in the SEC documents of Lincoln is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(f) Legal Proceedings. Except as disclosed in the Lincoln SEC Documents filed prior to the date of this Agreement or as set forth in Section 3.2(f) of the Lincoln Disclosure Letter, there are no suits, actions, investigations or proceedings (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Lincoln, threatened, against or affecting Lincoln or any Subsidiary of Lincoln, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Lincoln or on the Surviving Corporation, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Lincoln or any Subsidiary of Lincoln having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Lincoln or on the Surviving Corporation.

(g) Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Lincoln:

(i) All Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, Lincoln or any of its Subsidiaries have been filed when due in accordance with all applicable laws, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(ii) There are no liens for any Taxes upon the assets of Lincoln or any of its Subsidiaries, other than (x) statutory liens for Taxes not yet due and payable or (y) liens which are being contested in good faith by appropriate proceedings.

(iii) Lincoln and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with statutory accounting principles and generally accepted accounting principles an adequate accrual for all such Taxes.

(iv) The federal income Tax Returns of Lincoln and its Subsidiaries through the tax year ended December 31, 1995 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(v) Except as set forth in Section 3.2(g)(v) of the Lincoln Disclosure Letter, there is no claim, audit, action, suit, proceeding or investigation now pending or, to Lincoln’s knowledge, threatened against or with respect to Lincoln or its Subsidiaries in respect of any Tax or Tax Asset.

(vi) Neither Lincoln nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355 of the Code) in conjunction with the Merger.

(vii) Lincoln and each of its Subsidiaries have withheld all amounts required to have been withheld by them in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. Lincoln and each of its Subsidiaries have reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under law.

(viii) Except as set forth in Section 3.2(g)(viii) of the Lincoln Disclosure Letter, neither Lincoln nor any of its Subsidiaries is a party to a Tax allocation or sharing agreement.

(ix) Except as set forth in Section 3.2(g)(ix) of the Lincoln Disclosure Letter, neither Lincoln nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(x) Neither Lincoln nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Certain Agreements. Except as disclosed in or filed as exhibits to the Lincoln SEC Documents filed prior to the date of this Agreement or as disclosed in Section 3.2(h) of the Lincoln Disclosure Letter and except for this Agreement, neither Lincoln nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of

Regulation S-K of the SEC), (ii) which limits the ability of Lincoln or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires Lincoln or any of its affiliates to make available investment opportunities to any person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to Lincoln and its Subsidiaries taken as a whole, (iii) with or to a labor union or guild (including any collective bargaining agreement) or (iv) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement. All contracts, arrangements, commitments or understandings of the type described in this Section 3.2(h) (collectively referred to herein as the “Lincoln Contracts”) are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln. Neither Lincoln nor any of its Subsidiaries has, and to the knowledge of Lincoln, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Lincoln Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln.

(i) Benefit Plans.

(i) With respect to each Benefit Plan (A) under which any employee, agent, director, or independent contractor or former employee, agent, director, or independent contractor of Lincoln or any of its Subsidiaries has any present or future right to benefits, (B) maintained or contributed to by Lincoln or any of its Subsidiaries or (C) under which Lincoln or any of its Subsidiaries has any present or future liability (the “Lincoln Benefit Plans”), other than as disclosed in the consolidated financial statements of Lincoln included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, no event has occurred and, to the knowledge of Lincoln, there exists no condition or set of circumstances, in connection with which Lincoln or any of its Subsidiaries could be subject to any material liability.

(ii) Section 3.2(i)(ii) of the Lincoln Disclosure Letter contains a complete listing of all Lincoln Benefit Plans.

(iii) Lincoln and its Subsidiaries, with respect to the Lincoln Benefit Plans, and the Lincoln Benefit Plans, are in material compliance with ERISA, the Code and other applicable laws.

(iv) Except as set forth in Section 3.2(i)(iv) of the Lincoln Disclosure Letter, no Lincoln Benefit Plan (including any Lincoln Stock Plan) exists that could result in the payment to any present or former employee, agent, director or independent contractor of Lincoln or any Subsidiary of Lincoln of any money or other property or accelerate or provide any vesting or other rights or benefits to any present or former employee, agent, director, or independent contractor of Lincoln or any Subsidiary of Lincoln as a result of the transactions contemplated by this Agreement, either independently or in connection with any adverse employment action and irrespective of whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(v) No Lincoln Benefit Plan is a Multiemployer Plan, and neither Lincoln nor any of its Subsidiaries has, or could reasonably be expected to have, any liability under any Multiemployer Plan.

(j) Subsidiaries. Except as set forth in Section 3.2(j) of the Lincoln Disclosure Letter, all of the shares of capital stock of each of the Subsidiaries of Lincoln are owned by Lincoln or by another Lincoln Subsidiary and are fully paid and nonassessable and are free and clear of any claim, lien or encumbrance.

(k) Agreements with Regulators. Except as set forth in Section 3.2(k) of the Lincoln Disclosure Letter, neither Lincoln nor any Subsidiary of Lincoln is a party to any written agreement, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any cease-and-desist or other order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or risk management policies or its management, nor has Lincoln been advised by any Governmental Entity that it is contemplating any such undertakings.

(l) Absence of Certain Changes or Events. Since June 30, 2005, (i) Lincoln and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices, (ii) there has not been any Material Adverse Effect on Lincoln and (iii) Lincoln has not taken any action or failed to take any action that would have resulted in a breach of Section 4.2 had such section been in effect since June 30, 2005, except as set forth in Section 3.2(l)(iii) of the Lincoln Disclosure Letter.

(m) Board Approval. The Board of Directors of Lincoln, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held (the “Lincoln Board Approval”), has (i) determined that this Agreement and the Merger are fair to and in the best interests of Lincoln and its shareholders and declared the Merger to be advisable, (ii) approved and adopted this Agreement and the Merger and (iii) recommended that shareholders of Lincoln approve each of the matters constituting the Required Lincoln Vote and directed that such matter be submitted for consideration by Lincoln shareholders at the Lincoln Shareholders Meeting.

(n) Vote Required. The affirmative vote of a majority of the total votes cast at a shareholders meeting at which a quorum of the outstanding shares of Lincoln Common Stock and Lincoln Series A Preferred Stock is present to approve the issuance by Lincoln of shares of Lincoln Common Stock pursuant to the terms of this Agreement (the “Required Lincoln Vote”) is the only vote of the holders of any class or series of Lincoln capital stock necessary to approve the transactions contemplated hereby (including the Merger).

(o) Properties. Lincoln or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Lincoln SEC Documents as being owned by Lincoln or one of its Subsidiaries or acquired after the date thereof which are material to Lincoln’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (A) statutory liens securing payments not yet due and (B) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, other than, in each case, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Lincoln SEC Documents or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Lincoln’s knowledge, the lessor other than, in each case, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln.

(p) Intellectual Property.

(i) Lincoln and its Subsidiaries own, or have valid and enforceable licenses to use, all trademarks, service marks, trade names and designs (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing, patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) and inventions, copyrights (including any registrations and applications therefor and whether registered or unregistered), Internet domain names, computer software, databases, works of authorship, mask works, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, the “Lincoln Intellectual Property”) which in each case is used in or necessary for the conduct of their respective business substantially as currently conducted and as proposed to be conducted, except where such failures to own or possess valid, subsisting and enforceable licenses to use such Lincoln Intellectual Property, either individually or in the aggregate, would not, reasonably be expected to have a Material Adverse Effect on Lincoln. Neither Lincoln nor any of its Subsidiaries has received any notice of infringement or conflict with, and to Lincoln’s knowledge, there are no infringements of or conflicts with the rights of any third party with respect to the use or ownership of any Lincoln Intellectual Property by Lincoln and its Subsidiaries that, in either case, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln. To the knowledge of Lincoln, all Lincoln Intellectual Property that has been licensed by Lincoln or its Subsidiaries is being used substantially in accordance with the applicable license pursuant to which Lincoln or such Subsidiaries acquired the right to use such Lincoln Intellectual Property.

(ii) Lincoln and its Subsidiaries have established and are in compliance with commercially reasonable security programs that are designed to protect (A) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate and (B) the security, confidentiality and integrity of all confidential or proprietary data except, in each case, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln. Neither Lincoln nor its Subsidiaries has suffered a material security breach with respect to their data or systems, and neither Lincoln nor its Subsidiaries has notified consumers or employees of any information security breach.

(q) Brokers or Finders. Other than as set forth in Section 3.2(q) of the Lincoln Disclosure Letter, no agent, broker, lawyer, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.

(r) Opinion of Lincoln Financial Advisor. Lincoln has received the opinion of its financial advisors, Goldman, Sachs & Co. and Lehman Brothers, Inc., dated the date of this Agreement, to the effect that the Merger Consideration to be paid by Lincoln to the Jefferson-Pilot Shareholders pursuant to Section 2.1(a) is fair, from a financial point of view, to Lincoln.

(s) Additional Representations.

(i) Each Lincoln Broker-Dealer, Lincoln Adviser, and Lincoln Investment Company possesses all licenses and registrations necessary to conduct its business and is current on all material filings required by the SEC or other Governmental Entity, and is and has been since December 31, 2002 in full compliance with all applicable laws, except for any failures to register or comply which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Lincoln. Each Lincoln Broker-Dealer is a member in good standing of NASD and such other organizations in which its membership is required in order to conduct its business as now conducted, except such failures which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Lincoln.

(ii) No Lincoln Adviser nor, to the knowledge of Lincoln, any “affiliated person” (within the meaning of the Investment Company Act) thereof, is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company; no Lincoln Adviser nor, to the knowledge of Lincoln, any “associated person” (within the meaning of the Investment Advisers Act) thereof, is ineligible pursuant to Section 203(e) of the Investment Advisers Act to serve as an investment adviser or as an associated person to a registered investment adviser; no Lincoln Broker-Dealer nor, to the knowledge of Lincoln, any “associated person” (within the meaning of the Exchange Act) thereof, is ineligible pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as an associated person to a registered broker-dealer; and each investment advisory contract and each principal underwriting or distribution agreement subject to Section 15 of the Investment Company Act has been duly approved, at all times since

December 31, 2002, in compliance in all material respects with Section 15 of the Investment Company Act and all other applicable laws. The following terms shall have the meanings set forth below:

“Lincoln Adviser” shall mean any Lincoln Subsidiary that conducts activities of an investment adviser as such term is defined in Section 2(a)(20) of the Investment Company Act and Section 202(a)(11) of the Investment Advisers Act.

“Lincoln Broker-Dealer” shall mean any Lincoln Subsidiary that conducts activities of a broker or dealer, as such terms are defined in Section 3(a) of the Exchange Act.

“Lincoln Fund” shall mean any management investment company, as defined under the Investment Company Act, or portfolio thereof that is registered or required to be registered with the SEC and for which any Lincoln Adviser acts as an investment adviser or sub-adviser.

“Lincoln Insurer” shall mean each Lincoln Subsidiary that is authorized to transact an insurance or reinsurance business.

“Lincoln Investment Company” shall mean any Lincoln Subsidiary (other than a Lincoln Insurer) or entity for which a Lincoln Subsidiary acts as investment adviser, sub-adviser or depositor, that is an investment company as defined under the Investment Company Act or excepted from that definition solely in reliance on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, including each Lincoln Fund and each separate account of each Lincoln Insurer.

(t) Rights Agreements; Takeover Laws. To the extent required, Lincoln has taken all actions necessary to render the terms of the Amended and Restated Rights Agreement dated as of November 14, 1996 between Lincoln and The First National Bank of Boston, as rights agent (the “Lincoln Rights Agreement ”), inapplicable to this Agreement and the transactions contemplated hereby. Lincoln has caused Merger Sub to take all actions necessary to ensure that the restrictions in Articles 9 and 9A of the NCBCA will not apply to Merger Sub during the pendancy of this Agreement.

(u) Insurance Reports. Each of Lincoln’s Subsidiaries through which Lincoln conducts its material insurance operations (collectively, the “Lincoln Insurance Entities”) is listed in Section 3.2(u) of the Lincoln Disclosure Letter. Each of the Lincoln Insurance Entities has filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (collectively, the “Lincoln SAP Statements”), except for such failures to file that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln. Lincoln has delivered or made available to Jefferson-Pilot, to the extent permitted by applicable laws, copies of all annual Lincoln SAP Statements for each Lincoln Insurance Entity for the periods beginning January 1, 2003 and through the date hereof and the quarterly Lincoln SAP Statements for each Lincoln Insurance Entity for the quarterly periods ended March 31, 2005 and June 30, 2005, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable state insurance regulatory authority and true and complete copies of all examination reports of insurance departments and any insurance regulatory authorities received by Lincoln on or after January 1, 2003 and through the date hereof relating to Lincoln Insurance Entities. Financial statements included in Lincoln SAP Statements and prepared on a statutory basis, including the notes thereto, were prepared in conformity with SAP prescribed or permitted by the applicable insurance regulatory authority, in each case, consistently applied for the periods covered thereby and present fairly the statutory financial position of the relevant Lincoln Insurance Entity as at the respective dates thereof and the results of operations of such Lincoln Insurance Entity for the respective periods then ended. Lincoln SAP Statements complied in all material respects with all applicable laws, rules and regulations when filed, and no material deficiency has been asserted by any Governmental Entity with respect to any Lincoln SAP Statements. Except as indicated therein, all assets that are reflected as admitted assets on Lincoln SAP Statements comply in all material respects with all applicable Insurance Laws with respect to admitted assets, as applicable. The statutory balance sheets and income statements included in Lincoln SAP Statements have been audited by

Lincoln’s independent auditors, and Lincoln has delivered or made available to Jefferson-Pilot true and complete copies of all audit opinions related thereto for periods beginning January 1, 2003.

(v) Insurance Business. (i) All policies, binders, slips, certificates, guaranteed insurance contracts, annuity contracts and participation agreements and other agreements of insurance, whether individual or group, in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are issued by a Lincoln Insurance Entity (collectively, the “Lincoln Insurance Contracts”), and any and all marketing materials are, to the extent required under applicable Insurance Laws, on forms and at rates approved by the insurance regulatory authority of the jurisdiction where issued or, to the extent required by applicable laws, have been filed with and not objected to by such authority within the period provided for objection, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lincoln.

(ii) A true and complete copy of each of the actuarial reports referred to in Section 3.2(v)(ii) of the Lincoln Disclosure Letter has been made available to Jefferson-Pilot prior to the date hereof (the “Lincoln Actuarial Analyses”). There have been no actuarial reports of a similar nature covering any of the entities referred to in those reports in respect of any period subsequent to the latest period covered in Lincoln Actuarial Analyses. To the knowledge of Lincoln, the information and data furnished by Lincoln or any Lincoln Insurance Entity to its independent actuaries in connection with the preparation of Lincoln Actuarial Analyses were accurate in all material respects for the periods covered in Lincoln Actuarial Analyses.

(w) Risk Management Instruments. Since December 31, 2004, all derivative instruments, including interest rate swaps, caps, floors and option agreements and other risk management arrangements, whether entered into for the account of Lincoln or one of its Subsidiaries, were entered into in conformity in all material respects with applicable investment policies.

(x) Reinsurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Lincoln, each Lincoln Insurance Entity is entitled to take full credit in its Lincoln SAP Statements pursuant to Insurance Laws for all reinsurance, coinsurance or excess insurance ceded pursuant to any reinsurance, coinsurance, excess insurance, ceding of insurance, assumption of insurance or indemnification with respect to insurance or similar arrangements to which it is a party.

(y) Bank Holding Company Act. Neither Lincoln nor any Subsidiary of Lincoln is, owns or “controls” (as that term is defined in Section 2(a)(2) of the BHC Act) a bank, savings bank, savings and loan association, credit union, industrial loan company, edge or agreement corporation, trust company, bank holding company (including any bank holding company that has qualified as a financial holding company) or any other type of entity whose deposits are insured by the Federal Deposit Insurance Corporation.

3.3. Representations and Warranties of Merger Sub. Merger Sub represents and warrants to Jefferson-Pilot as follows:

(i) True and complete copies of the constituent documents of Merger Sub, each as in effect as of the date of this Agreement, have previously been made available to Jefferson-Pilot.

(ii) The authorized capital stock of Merger Sub, as of the date hereof, consists of 1,000 shares of common stock of which 1,000 shares are issued and outstanding. Lincoln is the legal and beneficial owner of all of the issued and outstanding shares of Merger Sub. Merger Sub was formed by Lincoln solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement. Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement.

(iii) Merger Sub has all requisite corporate or other requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles).

(iv) Merger Sub has taken all actions necessary to ensure that the restrictions in Article 9 and 9A of the NCBCA will not apply to Merger Sub during the pendancy of this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

The Jefferson-Pilot Disclosure Letter and the Lincoln Disclosure Letter each set forth items the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement or as an exception to one or more of such party’s covenants contained in Sections 4.1 and 4.2 of this Agreement, and disclosure made in either disclosure letter with respect to a provision of this Agreement shall be deemed to qualify such provision.

4.1. Covenants of Jefferson-Pilot. During the period from the date of this Agreement and continuing until the Effective Time, Jefferson-Pilot agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that Lincoln shall otherwise consent in writing:

(a) Ordinary Course. Jefferson-Pilot and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Jefferson-Pilot shall not, nor shall it permit any of its Subsidiaries to: (i) enter into any new material line of business; (ii) discharge, settle or satisfy any non-insurance claim, liability or obligation (including extra-contractual obligations), other than in the ordinary course of business for amounts not in excess of $5,000,000 in the aggregate (or, if in excess of $5,000,000 in the aggregate, with the consent of Lincoln, such consent not to be unreasonably withheld or delayed); (iii) enter into, amend or terminate any material reinsurance, coinsurance, modified coinsurance or any similar contract (including any surplus relief or financial reinsurance contract), whether as reinsurer or reinsured, in each case without the consent of Lincoln, such consent not to be unreasonably withheld; (iv) alter or amend in any material respect their existing underwriting, claim handling, loss control, investment, actuarial, financial reporting or accounting practices, guidelines or policies or any material assumption underlying an actuarial practice or policy, except as may be required by generally accepted accounting principles or applicable statutory accounting principles or the local equivalent in the applicable jurisdictions; (v) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice; (vi) enter into or terminate any material lease, contract or agreement, or make any change to any existing material leases, contracts or agreements, except in the ordinary course of business consistent with past practice; or (vii) except as disclosed in Section 4.1(a)(vii) of the Jefferson-Pilot Disclosure Letter, hire any new employee with a base salary or guaranteed monetary compensation in excess of two hundred thousand dollars ($200,000) per year.

(b) Dividends; Changes in Stock. Jefferson-Pilot shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock (whether in cash, stock or property or any combination thereof), except (A) the declaration and payment of regular quarterly cash dividends on the Jefferson-Pilot Common Stock disclosed in Section 3.1(b)(iv) of the Jefferson-Pilot Disclosure Letter with usual declaration and record dates and consistent with Jefferson-Pilot’s past dividend policy, and (B) for dividends by a direct or indirect wholly owned Subsidiary of Jefferson-Pilot, (ii) except as otherwise provided in Section 4.1(c), split, combine or reclassify any of its capital stock, or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (except for the acquisition of trading account shares and trust account shares in the ordinary course of business consistent with past practice and except pursuant to agreements disclosed in Section 4.1(b)(iii) of the Jefferson-Pilot Disclosure Letter).

(c) Issuance of Securities. Except as disclosed in Section 4.1(c) of the Jefferson-Pilot Disclosure Letter, Jefferson-Pilot shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than the issuance of Jefferson-Pilot Common Stock upon the exercise or settlement of stock options under the Jefferson-Pilot Stock Plans and the issuance of additional stock options or stock-based awards granted in the ordinary course consistent with past practices pursuant to any Jefferson-Pilot Stock Plan as in effect on the date hereof.

(d) Governing Documents. Jefferson-Pilot shall not amend or propose to amend its Articles of Incorporation or Bylaws.

(e) No Acquisitions or Dispositions. Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, or dispose of or agree to dispose of, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, or any equity interest held by Jefferson-Pilot in Bank of America Corporation. Other than activities in the ordinary course of business consistent with past practice, Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets (including capital stock of its Subsidiaries and indebtedness of others held by Jefferson-Pilot and its Subsidiaries).

(f) Indebtedness. Except as set forth in Section 4.1(f) of the Jefferson-Pilot Disclosure Letter, Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long-term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any long-term debt securities of Jefferson-Pilot or any of its Subsidiaries or guarantee any long-term debt securities of others, other than in replacement of existing or maturing debt.

(g) Other Actions. Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable law) which would adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction of the type referred to in Section 6.1(f).

(h) Accounting Methods. Except as disclosed in any Jefferson-Pilot SEC Document filed prior to the date of this Agreement, Jefferson-Pilot shall not change its methods of accounting in effect at June 30, 2005, except as required by changes in generally accepted accounting principles as concurred in by Jefferson-Pilot’s independent auditors.

(i) Tax-Free Reorganization Treatment. Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, take or cause to be taken any action which would reasonably be expected to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code.

(j) Compensation and Benefit Plans. Jefferson-Pilot agrees as to itself and its Subsidiaries that it will not, (i) enter into, adopt, amend (except for such amendments as may be required by law or to comply with Code Section 409A) or terminate any Jefferson-Pilot Benefit Plan, or any other employee benefit plan or any agreement, arrangement, plan or policy between Jefferson-Pilot or a Subsidiary of Jefferson-Pilot and one or more of its directors or officers, (ii) except to the extent expressly permitted by Section 4.1(c), issue any new or additional awards or grants, or pay any new or additional compensation or benefits, or increase in any manner the current compensation or benefits, contingent or otherwise, of any director, officer, agent, independent contractor or employee, with the exception of (A) amounts required to be contributed, distributed, granted or awarded under the terms and provisions of plans and arrangements as in effect as of June 30, 2005, and (B) normal increases in compensation in the ordinary course of business and (iii) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award granted on or after the date hereof, that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement, except with respect to job eliminations or terminations without cause occurring within two years of the Effective Time.

(k) No Liquidation. Jefferson-Pilot shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(l) Other Agreements. Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

(m) Change in Tax Accounting. Jefferson-Pilot shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election or change its method of tax accounting, except as required by changes in applicable law, statutory accounting principles or generally accepted accounting principles.

(n) Third Party Consents. Jefferson-Pilot shall use commercially reasonable efforts to procure, and to cause its Subsidiaries to procure any waivers, permits, assignments, consents or sublicenses (“Third Party Consents”) required by third party licensors, vendors, creditors or service providers with respect to agreements to which Jefferson-Pilot or any of its Subsidiaries is a party that contain provisions allowing for termination or the payment of fees to such third party upon consummation of the transactions contemplated hereby; provided, however, that such procurement of any material Third Party Consent shall be obtained with Lincoln’s participation, cooperation and approval.

(o) Investment Company Act. In connection with the transactions contemplated hereby, Jefferson-Pilot shall, and shall cause each Jefferson-Pilot Adviser to, use all reasonable efforts to solicit and obtain the approval of the board of trustees, directors or similar governing body of any Jefferson-Pilot Fund to: (i) approve, and to solicit their respective shareholders as promptly as reasonably practicable with regard to the approval of, new investment advisory contracts with the applicable Jefferson-Pilot Adviser, all to the extent required by, and consistent with all requirements of the Investment Company Act applicable thereto; provided, however, that, except as set forth in Section 4.1(o) of the Jefferson-Pilot Disclosure Letter, such new investment advisory contracts shall be identical in all material respects to the existing investment advisory contracts; (ii) for any Jefferson-Pilot Fund for which a Jefferson-Pilot Broker-Dealer serves as principal underwriter or distributor, approve a new principal underwriting or distribution agreement with the applicable Jefferson-Pilot Broker-Dealer, all to the extent required by, and consistent with all requirements of the Investment Company Act applicable thereto; provided, however, that, except as set forth in Section 4.1(o) of the Jefferson-Pilot Disclosure Letter, such new principal underwriting or distribution contracts shall be identical in all material respects to the existing principal underwriting or distribution contracts; and (iii) to the extent required in order to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company Act applicable thereto, nominate and elect or solicit their respective shareholders as promptly as reasonably practical with regard to the election of such individuals as may be necessary to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company Act.

(p) Advisory Contract Consents. To the extent required by, and consistent with all requirements of, the Investment Advisers Act, as soon as reasonably practicable, Jefferson-Pilot shall, and shall cause each of the applicable Jefferson-Pilot Advisers to, inform its and their respective noninvestment company advisory clients of the transactions contemplated by this Agreement and shall, in compliance with the Investment Advisers Act and any other applicable law, request such clients’ consent as may be necessary to effect the assignment of their investment advisory agreements and any related agreements. Lincoln agrees that Jefferson-Pilot may satisfy this obligation, insofar as it relates to noninvestment company advisory clients (other than collective investment arrangements managed by a Jefferson-Pilot Adviser as to which the governing instruments or applicable law require any different or supplemental procedure, in which case such different or supplemental procedures must be followed), by providing each such client with the notice contemplated by the first sentence of this Section 4.1(p) and obtaining either a new investment advisory contract with such client effective at the Closing Date or such client’s consent in the form of an actual written consent or in the form of an implied consent as permitted by law and complying with any other legal requirements.

4.2. Covenants of Lincoln. During the period from the date of this Agreement and continuing until the Effective Time, Lincoln agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that Jefferson-Pilot shall otherwise consent in writing:

(a) Ordinary Course. Lincoln and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Lincoln shall not, nor shall it permit any of its Subsidiaries to: (i) enter into any new material line of business; (ii) discharge, settle or satisfy any non-insurance claim, liability or obligation (including extra-contractual obligations), other than in the ordinary course of business for amounts not in excess of $5,000,000 in the aggregate (or, if in excess of $5,000,000 in the aggregate, with the consent of Jefferson-Pilot, such consent not to be unreasonably withheld or delayed); (iii) enter into, amend or terminate any material reinsurance, coinsurance, modified coinsurance or any similar contract (including any surplus relief or financial reinsurance contract), whether as reinsurer or reinsured, in each case without the consent of Jefferson-Pilot, such consent not to be unreasonably withheld; (iv) alter or amend in any material respect their existing underwriting, claim handling, loss control, investment, actuarial, financial reporting or accounting practices, guidelines or policies or any material assumption underlying an actuarial practice or policy, except as may be required by generally accepted accounting principles or applicable statutory accounting principles or the local equivalent in the applicable jurisdictions; (v) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice; (vi) enter into or terminate any material lease, contract or agreement, or make any change to any existing material leases, contracts or agreements, except in the ordinary course of business consistent with past practice; or (vii) hire any new employee with a base salary or guaranteed monetary compensation in excess of two hundred thousand dollars ($200,000) per year.

(b) Dividends; Changes in Stock. Lincoln shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock (whether in cash, stock or property or any combination thereof), except (A) the declaration and payment of regular quarterly cash dividends on the Lincoln Common Stock disclosed in Section 3.2(b)(iv) of the Lincoln Disclosure Letter with usual declaration and record dates and consistent with Lincoln’s past dividend policy, and (B) for dividends by a direct or indirect wholly owned Subsidiary of Lincoln, (ii) except as permitted in Section 4.2(c), split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (except for the acquisition of trading account shares and trust account shares in the ordinary course of business consistent with past practice and except pursuant to agreements disclosed in Section 4.2(b)(iii) of the Lincoln Disclosure Letter).

(c) Issuance of Securities. Lincoln shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Lincoln Common Stock or common stock of Delaware Investments U.S., Inc. upon the exercise or settlement of stock options, stock appreciation rights, units or other equity rights or obligations under the Lincoln Stock Plans, (ii) issuances contemplated by the financing plan previously disclosed to Jefferson-Pilot or otherwise incurred in connection with the transactions contemplated hereby and (iii) the issuance of additional stock options or stock-based awards granted in the ordinary course consistent with past practices pursuant to any Lincoln Stock Plan as in effect on date hereof.

(d) Governing Documents. Lincoln shall not amend or propose to amend its Articles of Incorporation, Bylaws or Corporate Governance Guidelines (except as otherwise contemplated by the Bylaws attached hereto as Exhibit 1.5(b)).

(e) No Acquisitions or Dispositions. Lincoln shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, or dispose of or agree to dispose of, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets. Other than activities in the ordinary course of business consistent with past practice, Lincoln shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets (including capital stock of its Subsidiaries and indebtedness of others held by Lincoln and its Subsidiaries).

(f) Indebtedness. Except as set forth in Section 4.2(f) of the Lincoln Disclosure Letter, Lincoln shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long-term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any long-term debt securities of Lincoln or any of its Subsidiaries or guarantee any long-term debt securities of others, other than in replacement of existing or maturing debt and other than indebtedness contemplated by the financing plan previously disclosed to Jefferson-Pilot or otherwise incurred in connection with the transactions contemplated hereby.

(g) Other Actions. Lincoln shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable law) which would adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction of the type referred to in Section 6.1(f).

(h) Accounting Methods. Except as disclosed in any Lincoln SEC Document filed prior to the date of this Agreement, Lincoln shall not change its methods of accounting in effect at June 30, 2005, except as required by changes in generally accepted accounting principles as concurred in by Lincoln’s independent auditors.

(i) Tax-Free Reorganization Treatment. Lincoln shall not, and shall not permit any of its Subsidiaries to, take or cause to be taken any action which would reasonably be expected to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code.

(j) Compensation and Benefit Plans. Lincoln agrees as to itself and its Subsidiaries that it will not, (i) enter into, adopt, amend (except for such amendments as may be required by law or to comply with Code

Section 409A) or terminate any Lincoln Benefit Plan, or any other employee benefit plan or any agreement, arrangement, plan or policy between Lincoln or a Subsidiary of Lincoln and one or more of its directors or officers, (ii) except to the extent expressly permitted by Section 4.2(c), issue any new or additional awards or grants, or pay any new or additional compensation or benefits, or increase in any manner the current compensation or benefits, contingent or otherwise, of any director, officer, agent, independent contractor or employee, with the exception of (A) amounts required to be contributed, distributed, granted or awarded under the terms and provisions of plans and arrangements as in effect as of June 30, 2005, and (B) normal increases in compensation in the ordinary course of business and (iii) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award granted on or after the date hereof, that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement.

(k) No Liquidation. Lincoln shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(l) Other Agreements. Lincoln shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

(m) Change in Tax Accounting. Lincoln shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election or change its method of tax accounting, except to the extent required by changes in applicable law, statutory accounting principles or generally accepted accounting principles.

(n) Third Party Consents. Lincoln shall use commercially reasonable efforts to procure, and cause its Subsidiaries to procure, any Third Party Consents required by third party licensors, vendors, creditors or service providers with respect to agreements to which Lincoln or any of its Subsidiaries is a party that contain provisions allowing for termination or the payment of fees to such third party upon consummation of the transactions contemplated hereby; provided, however, that such procurement of any material Third Party Consent shall be obtained with Jefferson-Pilot’s participation, cooperation and approval.

(o) NYSE Listing. Lincoln shall cause the shares of (i) Lincoln Common Stock to be issued in the Merger and (ii) Lincoln Common Stock to be reserved for issuance upon exercise of the Jefferson-Pilot Stock Options to have been authorized for listing on the NYSE upon official notice of issuance.

(p) Investment Company Act. In connection with the transactions contemplated hereby, Lincoln shall, and shall cause each Lincoln Adviser to, use all reasonable efforts to solicit and obtain the approval of the board of trustees, directors or similar governing body of any Lincoln Fund to: (i) approve, and to solicit their respective shareholders as promptly as reasonably practicable with regard to the approval of, new investment advisory contracts with the applicable Lincoln Adviser, all to the extent required by, and consistent with all requirements of the Investment Company Act applicable thereto; provided, however, that, except as set forth in Section 4.2(p) of the Lincoln Disclosure Letter, such new investment advisory contracts shall be identical in all material respects to the existing investment advisory contracts; (ii) for any Lincoln Fund for which a Lincoln Broker-Dealer serves as principal underwriter or distributor, approve a new principal underwriting or distribution agreement with the applicable Lincoln Broker-Dealer, all to the extent required by, and consistent with all requirements of the Investment Company Act applicable thereto; provided, however, that, except as set forth in Section 4.2(p) of the Lincoln Disclosure Letter, such new principal underwriting or distribution contracts shall be identical in all material respects to the existing principal underwriting or distribution contracts; and (iii) to the extent required in order to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company Act applicable thereto, nominate and elect or solicit their respective shareholders as promptly as reasonably practical with regard to the election of such individuals as may be necessary to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company Act.

(q) Advisory Contract Consents. To the extent required by, and consistent with all requirements of, the Investment Advisers Act, as soon as reasonably practicable, Lincoln shall, and shall cause each of the applicable Lincoln Advisers to, inform its and their respective noninvestment company advisory clients of the transactions contemplated by this Agreement and shall, in compliance with the Investment Advisers Act and any other applicable law, request such clients’ consent as may be necessary to effect the assignment of their investment advisory agreements and any related agreements. Jefferson-Pilot agrees that Lincoln may satisfy this obligation, insofar as it relates to noninvestment company advisory clients (other than collective investment arrangements managed by a Lincoln Adviser as to which the governing instruments or applicable law require any different or supplemental procedure, in which case such different or supplemental procedures must be followed), by providing each such client with the notice contemplated by the first sentence of this Section 4.2(q) and obtaining either a new investment advisory contract with such client effective at the Closing Date or such client’s consent in the form of an actual written consent or in the form of an implied consent as permitted by law and complying with any other legal requirements.

4.3. Transition. In order to facilitate the integration of the operations of Jefferson-Pilot and Lincoln and their Subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time practicable following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of Jefferson-Pilot and Lincoln shall, and shall cause its respective Subsidiaries to, identify strategic and operational matters and consult and cooperate with each other in connection therewith to the extent such consultation and cooperation are not in violation of antitrust and other applicable laws. Each of Jefferson-Pilot and Lincoln shall, and shall cause its Subsidiaries to, make available to the other at its facilities and those of its Subsidiaries, where reasonably determined by Lincoln or Jefferson-Pilot, as the case may be, to be appropriate and necessary, office space in order to assist it in observing all operations and reviewing, to the extent not in violation of applicable laws, all matters concerning the affairs of the other party. Without in any way limiting the provisions of Section 5.2, Jefferson-Pilot and Lincoln, their respective Subsidiaries and their respective officers, employees, counsel, financial advisors and other representatives shall, upon reasonable notice to the other party, be entitled to review the operations and visit the facilities of the other party and its Subsidiaries at all times as may be deemed reasonably necessary by Lincoln or Jefferson-Pilot, as the case may be, in order to accomplish the foregoing arrangements, subject to antitrust and other applicable laws.

4.4. Advice of Changes; Government Filings. Each party shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VI or give rise to any right of termination under Article VII unless the underlying breach shall independently constitute such a failure or give rise to such a right. Jefferson-Pilot and Lincoln shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. Each of Jefferson-Pilot and Lincoln shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all the information relating to the other party, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that to the extent practicable it will consult with the other party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

4.5. Control of Other Party’s Business. Nothing contained in this Agreement (including Section 4.3) shall give Lincoln, directly or indirectly, the right to control or direct the operations of Jefferson-Pilot or shall give Jefferson-Pilot, directly or indirectly, the right to control or direct the operations of Lincoln prior to the Effective Time. Prior to the Effective Time, each of Jefferson-Pilot and Lincoln shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1. Preparation of Proxy Statement; Shareholders Meetings. (a) As promptly as reasonably practicable following the date hereof, Lincoln and Jefferson-Pilot shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the Jefferson-Pilot shareholders at the Jefferson-Pilot Shareholders Meeting and to the Lincoln shareholders at the Lincoln Shareholders Meeting (such joint proxy statement / prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement / Prospectus”), and Lincoln shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement / Prospectus shall be a part) with respect to the issuance of Lincoln Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Lincoln and Jefferson-Pilot shall each supply all such information as is necessary for inclusion or incorporation by reference in the registration statement on Form S-4 and the Joint Proxy Statement / Prospectus, and such information, with respect to (A) the Form S-4, at the time the Form S-4 becomes effective under the Securities Act, and at the time of any post-effective amendment thereto, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (B) the Joint Proxy Statement / Prospectus, at the time the Joint Proxy Statement / Prospectus is first mailed to the shareholders of Jefferson-Pilot and Lincoln, and at the time of the Jefferson-Pilot Shareholders Meeting and the Lincoln Shareholders Meeting, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of Lincoln and Jefferson-Pilot shall use reasonable best efforts to have the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Lincoln and Jefferson-Pilot shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement / Prospectus or Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on the Form S-4, and any amendment or supplement to the Joint Proxy Statement / Prospectus or the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. Each party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Lincoln Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement / Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement / Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of Jefferson-Pilot and Lincoln. All documents that Lincoln and Jefferson-Pilot are responsible for filing with the SEC in connection with the Merger and the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(b) Jefferson-Pilot shall promptly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders, such meeting to take place as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Jefferson-Pilot Shareholders Meeting”) for the purpose of obtaining the Required Jefferson-Pilot Vote with respect to the transactions contemplated by this Agreement. The Board of Directors of Jefferson-Pilot shall use its reasonable best efforts to obtain from the Jefferson-Pilot shareholders the Required Jefferson-Pilot Vote and shall recommend to the Jefferson-Pilot shareholders that they vote to approve this Agreement and the plan of merger contained herein; provided, however, that Jefferson-Pilot shall not be obligated to make the foregoing recommendation to the extent that the Board of Directors of Jefferson-Pilot reasonably determines in good faith (upon advice of outside legal counsel) that such failure to so recommend is required in order to comply with its fiduciary duties under applicable law; provided, further, however, that notwithstanding anything to the contrary in the foregoing, nothing contained in this Agreement shall be deemed to relieve Jefferson-Pilot of its obligation to submit this Agreement to its shareholders for a vote on the approval thereof.

(c) Lincoln shall promptly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders, such meeting to take place as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Lincoln Shareholders Meeting”) for the purpose of obtaining the Required Lincoln Vote with respect to the transactions contemplated by this Agreement. The Board of Directors of Lincoln shall use its reasonable best efforts to obtain from the Lincoln shareholders the Required Lincoln Vote and shall recommend to the Lincoln shareholders that they vote to approve the issuance by Lincoln of shares of Lincoln Common Stock pursuant to the terms of this Agreement; provided, however, that Lincoln shall not be obligated to make the foregoing recommendation to the extent that the Board of Directors of Lincoln reasonably determines in good faith (upon advice of outside legal counsel) that such failure to so recommend is required in order to comply with its fiduciary duties under applicable law; provided, further, however, that notwithstanding anything to the contrary in the foregoing, nothing contained in this Agreement shall be deemed to relieve Lincoln of its obligation to submit this Agreement to its shareholders for a vote on the approval thereof.

(d) Any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to Rule 14e-2(a) or 14d-9 shall be deemed to be a Change in Jefferson-Pilot Recommendation or a Change in Lincoln Recommendation, as the case may be, unless the Board of Directors of the party making such disclosure expressly reaffirms its recommendation to its shareholders in favor of approval of this Agreement.

(e) Jefferson-Pilot and Lincoln shall each use their reasonable best efforts to cause the Jefferson-Pilot Shareholders Meeting and the Lincoln Shareholders Meeting to be held on the same date.

5.2. Access to Information. (a) Upon reasonable notice, Jefferson-Pilot and Lincoln shall each (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records, commitments, officers and employees and, during such period, each of Jefferson-Pilot and Lincoln shall (and shall cause each of their respective Subsidiaries to) make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws, or the HSR Act, state or insurance laws or the rules and regulations of self regulatory organizations or the FCC (other than reports or documents which such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Notwithstanding the foregoing, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.

(b) The parties will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement dated July 7, 2005, between Jefferson-Pilot and Lincoln (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in effect as provided under Section 8.5.

(c) No such investigation by either Lincoln or Jefferson-Pilot shall affect the representations and warranties of the other.

5.3. Reasonable Best Efforts. Each of Jefferson-Pilot and Lincoln shall, and shall cause its respective Subsidiaries to, use all reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement as promptly as practicable, (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement, and (iii) to cooperate in connection with any financing transaction undertaken by Lincoln to fund any portion of the Cash Consideration, including, but not limited to, cooperation in the preparation and filing of any registration statement or offering memorandum, the issuance of any comfort letter, the receipt of any auditors consents, the delivery of consolidated pro forma financial information and the use of commercially reasonable efforts to cause each independent auditor to so cooperate; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption will result in such party being required to hold separate or to divest any of its respective material businesses or assets, or will result in a condition or restriction on such party or on the Surviving Corporation having an effect of the type referred to in Section 6.1(f). Each of Jefferson-Pilot and Lincoln will promptly cooperate with and furnish information to the other in connection with any such efforts by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing.

5.4. Acquisition Proposals. (a) Each of Lincoln and Jefferson-Pilot agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries or any purchase or sale of 10% or more of the consolidated assets (including stock of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving parent entity in such transaction) or the voting power of any of its Significant Subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by the other party to this Agreement or an affiliate thereof) being hereinafter referred to as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, or (iii) approve, adopt or recommend, or propose to approve, adopt or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing.

(b) (i) Notwithstanding the foregoing or any other provision of this Agreement, the Board of Directors of each party shall be permitted, prior to its respective meeting of shareholders to be held pursuant to Section 5.1, and subject to compliance with the other terms of this Section 5.4 and to first entering into a confidentiality agreement with such initiating person, which confidentiality agreement shall have provisions that are no less favorable to such party than those contained in the Confidentiality Agreement, to engage in discussions and negotiations with, and provide nonpublic information or data to, any person that has made a bona fide unsolicited written Acquisition Proposal that the Board of Directors of such party has determined in good faith by majority vote, after consultation with its financial advisor and outside legal counsel, (A) is, or is reasonably likely to be, a Superior Proposal and (B) for which the failure to take such action in connection therewith would cause it to violate its fiduciary duties under applicable law; provided, that such party shall have delivered written notice to the other party at least two Business Days in advance of taking any action pursuant to this Section 5.4(b)(i).

(ii) Each party shall notify the other party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its Subsidiaries by any person that informs such party or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Each party shall also promptly, and in any event within 24 hours, notify the other party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 5.4(b) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(c) Each of Lincoln and Jefferson-Pilot agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Each of Lincoln and Jefferson-Pilot agrees that it will use reasonable best efforts to promptly inform its and its Subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4.

(d) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of Lincoln or Jefferson-Pilot, as the case may be, concludes in good faith, after consultation with its financial advisors and outside legal advisor, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of Lincoln or Jefferson-Pilot, as the case may be, from a financial point of view, than the Merger and the other transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided, however, that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “10% or more of its total voting power” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority of its total voting power” and the reference to “10% or more of the consolidated assets” shall be deemed to be a reference to “all or substantially all of the consolidated assets” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving Lincoln or Jefferson-Pilot, as the case may be.

5.5. Affiliates. Jefferson-Pilot shall use all reasonable efforts to cause each person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) to deliver to Lincoln, as soon as reasonably practicable and in any event prior to the Jefferson-Pilot Shareholders Meeting, a written agreement substantially in the form attached as Exhibit 5.5.

5.6. Jefferson-Pilot Equity Awards. (a) Except as provided in Section 5.6(b), at the Effective Time, each outstanding option to purchase shares of Jefferson-Pilot Common Stock (an “Jefferson-Pilot Stock Option”), issued pursuant to any Jefferson-Pilot Stock Plan shall be assumed by Lincoln and shall become an option to acquire a number of shares of Lincoln Common Stock determined by multiplying the number of shares of Jefferson-Pilot Common Stock subject to such option by the Exchange Ratio (rounded up to the nearest whole share), with an exercise price determined by dividing the exercise price of such option by the Exchange Ratio (rounding down to the nearest whole cent). Except for the changes contemplated by this Section 5.6(a), the Jefferson-Pilot Stock Options assumed by Lincoln shall remain subject to the same terms and conditions as were in effect with respect to such awards immediately prior to the Effective Time.

(b) To the extent any Jefferson-Pilot Stock Plan requires a different method of assumption and conversion of any Jefferson-Pilot Stock Option as contemplated by Section 5.6(a), the treatment of such award in connection with the transactions contemplated by this Agreement shall be governed by the terms of the applicable Jefferson-Pilot Stock Plan; provided, however, that to the extent such terms provide discretion with respect to the treatment of such awards, Jefferson-Pilot shall only exercise such discretion with the prior written consent of Lincoln, such consent not to be unreasonably withheld.

(c) As soon as practicable after the Effective Time, Lincoln shall deliver to the holders of Jefferson-Pilot Stock Options appropriate notices setting forth such holders’ rights pursuant to the Jefferson-Pilot Stock Plans.

(d) Lincoln shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Lincoln Common Stock for delivery upon exercise of Jefferson-Pilot Stock Options assumed by it in accordance with this Section 5.6. As soon as practicable after the Effective Time, Lincoln shall file a registration statement on Form S-8 with respect to the shares of Lincoln Common Stock that (i) are subject to such Jefferson-Pilot Stock Options and (ii) may be registered on Form S-8, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such equity awards remain outstanding.

(e) Following the delivery to Lincoln of the Section 16 Information in a timely fashion prior to the Effective Time, the Board of Directors of Lincoln, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Jefferson-Pilot Insiders of Lincoln Common Stock in exchange for shares of Jefferson-Pilot Common Stock, and of options to purchase Lincoln Common Stock upon conversion of Jefferson-Pilot Stock Options pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by Jefferson-Pilot to Lincoln prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all material respects regarding the Jefferson-Pilot Insiders, the number of shares and description of terms of the Jefferson-Pilot Common Stock held by each such Jefferson-Pilot Insider and the number and description of terms of the Jefferson-Pilot Stock Options held by each such Jefferson-Pilot Insider. “Jefferson-Pilot Insiders” shall mean those officers and directors of Jefferson-Pilot who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

(f) Prior to the Effective Time, Jefferson-Pilot shall take, or cause to be taken, such action as shall be necessary so that (i) as of the Effective Time, “phantom units” under the Jefferson-Pilot Deferred Fee Plan for Non-Employee Directors will represent, and be payable in, shares of Lincoln Common Stock rather than Jefferson-Pilot Common Stock (with the number of such Lincoln phantom units credited to each participant’s account as of the Effective Time determined by multiplying the number of Jefferson-Pilot phantom units in the participant’s account as of the Effective Time by the Exchange Ratio (rounded up to the nearest whole share)), and (ii) to the extent any long-term incentive compensation plan, agreement or guideline (other than the

Jefferson-Pilot Stock Options) provides for payment, in whole or in part, in shares of Jefferson-Pilot Common Stock and such amounts have not been paid prior to the Effective Time, as of the Effective Time such plan, agreement or guideline shall provide for payment in Lincoln Common Stock).

5.7. Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.2 and except that expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement / Prospectus and the Form S-4 shall be shared equally by Lincoln and Jefferson-Pilot.

5.8. Governance. (a) Effective upon the Effective Time, Lincoln shall take all actions necessary to adopt the amendment to the Bylaws of Lincoln set forth in Exhibit 1.7(a) hereof.

(b) On or prior to the Effective Time, Lincoln shall take or cause to be taken such actions as are necessary to cause the persons indicated in Exhibit 5.8(b) to be elected or appointed to the offices and, by the affirmative vote of not less than two-thirds of the directors of the full board as currently constituted, the directorships of Lincoln specified in such Exhibit as of the Effective Time.

5.9. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Lincoln shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of Jefferson-Pilot or any of its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Jefferson-Pilot or any Subsidiary of Jefferson-Pilot, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“Indemnified Liabilities”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Jefferson-Pilot pursuant to Jefferson-Pilot’s Articles of Incorporation, Bylaws and indemnification agreements and resolutions, if any, in existence on the date hereof with any directors, officers and employees of Jefferson-Pilot and its Subsidiaries.

(b) For a period of six years after the Effective Time, Lincoln shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Jefferson-Pilot (provided that Lincoln may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that Lincoln shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 350% of the premiums paid as of the date hereof by Jefferson-Pilot for such insurance (“Jefferson-Pilot’s Current Premium”), and if such premiums for such insurance would at any time exceed 350% of Jefferson-Pilot’s Current Premium, then Lincoln shall cause to be maintained policies of insurance which, in Lincoln’s good faith determination, provide the maximum coverage available at an annual premium equal to 350% of Jefferson-Pilot’s Current Premium. In the event that Lincoln acts as its own insurer for its directors and officers generally with respect to matters typically covered by a directors’ and officers’ liability insurance policy, Lincoln’s obligations under this Section 5.9(b) may be satisfied by such self-insurance, so long as Lincoln’s senior debt ratings by Standard & Poor’s Corporation and Moody’s Investors Services, Inc. are no lower than such ratings as in effect as of the date of this Agreement.

(c) The provisions of this Section 5.9 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

5.10. Dividends. After the date of this Agreement, each of Lincoln and Jefferson-Pilot shall coordinate with the other the payment of dividends with respect to the Lincoln Common Stock and Jefferson-Pilot Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Lincoln Common Stock and Jefferson-Pilot Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Lincoln Common Stock and/or Jefferson-Pilot Common Stock or any shares of Lincoln Common Stock that any such holder receives in exchange for such shares of Jefferson-Pilot Common Stock in the Merger.

5.11. Public Announcements. Lincoln and Jefferson-Pilot shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement / Prospectus in accordance with the provisions of Section 5.1, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed. Each party shall provide the other party with its shareholder lists and allow and facilitate the other party’s contact with its shareholders and prospective investors and following a Change in Jefferson-Pilot Recommendation or Change in Lincoln Recommendation, as the case may be, such contacts may be made without regard to the above limitations of this Section 5.11.

5.12. Additional Agreements. In case any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of Jefferson-Pilot, the proper officers and directors of each party to this Agreement shall take all such necessary action.

5.13. Community Commitments. Lincoln and Jefferson-Pilot each acknowledge and agree that it is their intent that, after the Effective Time, Lincoln (or its charitable foundation) will engage in charitable giving and other charitable activities to the same or a greater degree as currently undertaken by Lincoln. Without limiting the foregoing, after the Effective Time, Lincoln (or its charitable foundation) shall use its reasonable best efforts to (i) honor and fulfill all charitable commitments made by Jefferson-Pilot prior to the date of this Agreement, provided such commitments do not exceed $2,500,000 in the aggregate or five years in duration, and (ii) each year for a period of five years, engage in charitable giving in respect of the communities to which Jefferson-Pilot currently gives, at a level equal to the greater of (x) $2.5 million in aggregate per year or (y) the level determined using Lincoln’s charitable giving formula.

5.14. Tax Treatment. Prior to and at the Effective Time, each party hereto shall use its best efforts (including by delivering customary representations required by each party’s counsel to render its opinion described in Sections 6.2(c) and 6.3(c)) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the opinion set forth in Section 6.2(c) or 6.3(c), as the case may be.

ARTICLE VI

CONDITIONS PRECEDENT

6.1. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions, unless waived by both Lincoln and Jefferson-Pilot:

(a) Shareholder Approval. Jefferson-Pilot shall have obtained the Required Jefferson-Pilot Vote, and Lincoln shall have obtained the Required Lincoln Vote.

(b) NYSE Listing. The shares of (i) Lincoln Common Stock to be issued in the Merger and (ii) Lincoln Common Stock to be reserved for issuance upon exercise of the Jefferson-Pilot Stock Options shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Other Approvals. Other than the filings provided for by Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any Governmental Entity which are necessary for the consummation of the Merger (including all such matters set forth in Section 3.1(c)(iii) and 3.2(c)(iii)) or those the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the parties hereto, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall be initiated or, to the knowledge of Lincoln or Jefferson-Pilot, threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction which makes the consummation of the Merger illegal.

(f) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation, order or decree enacted, entered, enforced or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction which, in connection with the grant of a Requisite Regulatory Approval or otherwise, imposes any condition or restriction upon Lincoln or Jefferson-Pilot or any of their respective Subsidiaries which could reasonably be expected to have a Material Adverse Effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of Lincoln.

6.2. Conditions to Obligations of Lincoln. The obligation of Lincoln to effect the Merger is subject to the satisfaction of the following conditions unless waived by Lincoln:

(a) Representations and Warranties. The representations and warranties of Jefferson-Pilot set forth in this Agreement, disregarding all qualifications and exceptions therein relating to materiality or Material Adverse Effect, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, subject to such exceptions as do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Jefferson-Pilot, and Lincoln shall have received a certificate signed on behalf of Jefferson-Pilot by the Chief Executive Officer and Chief Financial Officer of Jefferson-Pilot to such effect.

(b) Performance of Obligations of Jefferson-Pilot. Jefferson-Pilot shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Lincoln shall have received a certificate signed on behalf of Jefferson-Pilot by the Chief Executive Officer and Chief Financial Officer of Jefferson-Pilot to such effect.

(c) Tax Opinion. Lincoln shall have received a written opinion of counsel reasonably satisfactory to Lincoln, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and the parties hereto will each be a party to this transaction as described in and pursuant to Section 368(b) of the Code. In rendering such opinion, counsel to Lincoln shall be entitled to rely upon customary representations and assumptions provided by Lincoln and Jefferson-Pilot that counsel to Lincoln reasonably deems relevant and satisfactory, including representations set forth in certificates of officers of Lincoln and Jefferson-Pilot and any relevant Subsidiaries thereof.

6.3. Conditions to Obligations of Jefferson-Pilot. The obligation of Jefferson-Pilot to effect the Merger is subject to the satisfaction of the following conditions unless waived by Jefferson-Pilot:

(a) Representations and Warranties. The representations and warranties of Lincoln and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions therein relating to materiality or Material Adverse Effect, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Lincoln, and Jefferson-Pilot shall have received a certificate signed on behalf of Lincoln by the Chairman and Chief Executive Officer and by the Chief Financial Officer of Lincoln to such effect.

(b) Performance of Obligations of Lincoln. Lincoln shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Jefferson-Pilot shall have received a certificate signed on behalf of Lincoln by the Chairman and Chief Executive Officer and the Chief Financial Officer of Lincoln to such effect.

(c) Tax Opinion. Jefferson-Pilot shall have received a written opinion of counsel reasonably satisfactory to Jefferson-Pilot, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and the parties hereto will each be a party to this transaction as described in and pursuant to Section 368(b) of the Code. In rendering such opinion, counsel to Jefferson-Pilot shall be entitled to rely upon customary representations and assumptions provided by Lincoln and Jefferson-Pilot that counsel to Jefferson-Pilot reasonably deems relevant and satisfactory, including representations set forth in certificates of officers of Lincoln and Jefferson-Pilot and any relevant Subsidiaries thereof.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of Lincoln and Jefferson-Pilot in a written instrument;

(b) by either Lincoln or Jefferson-Pilot, upon written notice to the other party, if a Governmental Entity of competent jurisdiction which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and unappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and unappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with Section 5.3 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Lincoln or Jefferson-Pilot, upon written notice to the other party, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Lincoln, upon written notice to Jefferson-Pilot, if (i) the Board of Directors of Jefferson-Pilot fails to recommend approval of this Agreement at the Jefferson-Pilot Shareholders Meeting in accordance with Section 5.1(b) or withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) such recommendation in any manner adverse to Lincoln or to the consummation of the Merger or Jefferson-Pilot takes any other action or makes any other statement in connection with the Jefferson-Pilot Shareholders Meeting that is inconsistent with such recommendation (any such action in this clause (i), a “Change in Jefferson-Pilot Recommendation”) or resolves to take any such action; or (ii) Jefferson-Pilot breaches its obligations under this Agreement by reason of a failure to call the Jefferson-Pilot Shareholders Meeting in accordance with Section 5.1(b) or a failure to prepare and mail to its shareholders the Joint Proxy Statement / Prospectus in accordance with Section 5.1(a);

(e) by Jefferson-Pilot, upon written notice to Lincoln, if (i) the Board of Directors of Lincoln fails to recommend approval of this Agreement at the Lincoln Shareholders Meeting in accordance with Section 5.1(c) or withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) such recommendation in any manner adverse to Jefferson-Pilot or to the consummation of the Merger or Lincoln takes any other action or makes any other statement in connection with the Lincoln Shareholders Meeting that is inconsistent with such recommendation (any such action in this clause (i), a “Change in Lincoln Recommendation”) or resolves to take any such action; or (ii) Lincoln breaches its obligations under this Agreement by reason of a failure to call the Lincoln Shareholders Meeting in accordance with Section 5.1(c) or a failure to prepare and mail to its shareholders the Joint Proxy Statement / Prospectus in accordance with Section 5.1(a);

(f) by either Lincoln or Jefferson-Pilot, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, and which breach has not been cured within 60 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period; and

(g) by either Lincoln or Jefferson-Pilot, if the Required Lincoln Vote or Required Jefferson-Pilot Vote shall not have been obtained upon a vote taken thereon at the duly convened Lincoln Shareholders Meeting or Jefferson-Pilot Shareholders Meeting, as the case may be.

7.2. Effect of Termination. (a) In the event of termination of this Agreement by either Jefferson-Pilot or Lincoln as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Lincoln or Jefferson-Pilot or their respective officers or directors, except with respect to Sections 3.1(q) and 3.2(q), Section 5.2(b), Section 5.7, this Section 7.2 and Article VIII, which shall survive such termination and except that, other than as set forth in Section 7.2(b) and Section 7.2(c), no party shall be relieved or released from any liabilities or damages arising out of its breach of this Agreement.

(b) Lincoln shall pay Jefferson-Pilot and Jefferson-Pilot shall accept as its exclusive remedy, by wire transfer of immediately available funds, the sum of $300 million (the “Lincoln Termination Fee”), or such portion thereof as set forth in this Section 7.2(b), if this Agreement is terminated as follows:

(i) if Jefferson-Pilot shall terminate this Agreement pursuant to Section 7.1(e), then Lincoln shall pay the Lincoln Termination Fee on the Business Day following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(g) because the Required Lincoln Vote shall not have been received, (B) at any time after the date of this Agreement and at or before the date of the Lincoln Shareholders Meeting an Acquisition Proposal with respect to Lincoln shall have been publicly announced or otherwise enters into the public domain (a “Lincoln Public Proposal”) and (C) within twelve months after the date of such termination of this Agreement, Lincoln or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Transaction, then Lincoln shall pay the Lincoln Termination Fee upon the earlier of the date of such execution or consummation. An “Acquisition Transaction” shall mean any transaction of the type described in Section 5.4(a) except that the reference to “10% or more of its total voting power” shall be deemed to be a reference to “a majority of its total voting power” and the reference to “10% or more of the consolidated assets” shall be deemed to be a reference to “all or substantially all of the consolidated assets”; and

(iii) if Jefferson-Pilot shall terminate this Agreement pursuant to Section 7.1(f), and at any time after the date of this Agreement and before such termination there shall have been a Lincoln Public Proposal, then Lincoln shall pay one-third of the Lincoln Termination Fee on the Business Day following such termination; and if within twelve months of the date of such termination of this Agreement, Lincoln or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Transaction, then Lincoln shall pay the remaining two-thirds of the Lincoln Termination Fee upon the earlier of the date of such execution or consummation.

If Lincoln fails to pay all amounts due to Jefferson-Pilot on the dates specified, then Lincoln shall pay all costs and expenses (including legal fees and expenses) incurred by Jefferson-Pilot in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Jefferson-Pilot.

(c) Jefferson-Pilot shall pay Lincoln and Lincoln shall accept as its exclusive remedy, by wire transfer of immediately available funds, the sum of $300 million (the “Jefferson-Pilot Termination Fee”), or such portion thereof as set forth in this Section 7.2(c), if this Agreement is terminated as follows:

(i) if Lincoln shall terminate this Agreement pursuant to Section 7.1(d), then Jefferson-Pilot shall pay the Jefferson-Pilot Termination Fee on the Business Day following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(g) because the Required Jefferson-Pilot Vote shall not have been received, (B) at any time after the date of this Agreement and at or before the date of the Jefferson-Pilot Shareholders Meeting an Acquisition Proposal with respect to Jefferson-Pilot shall have been publicly announced or otherwise enters into the public domain (a “Jefferson-Pilot Public Proposal”), and (C) within twelve months after the date of such termination of this Agreement, Jefferson-Pilot or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Transaction, then Jefferson-Pilot shall pay the Jefferson-Pilot Termination Fee upon the earlier of the date of such execution or consummation; and

(iii) if Lincoln shall terminate this Agreement pursuant to Section 7.1(f), and at any time after the date of this Agreement and before such termination there shall have been a Jefferson-Pilot Public Proposal, then Jefferson-Pilot shall pay one-third of the Jefferson-Pilot Termination Fee on the Business Day following such termination; and if within twelve months of the date of such termination of this Agreement, Jefferson-Pilot or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Transaction, then Jefferson-Pilot shall pay the remaining two-thirds of the Jefferson-Pilot Termination Fee upon the earlier of the date of such execution or consummation.

If Jefferson-Pilot fails to pay all amounts due to Lincoln on the dates specified, then Jefferson-Pilot shall pay all costs and expenses (including legal fees and expenses) incurred by Lincoln in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Lincoln.

7.3. Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Jefferson-Pilot or of Lincoln, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII

GENERAL PROVISIONS

8.1. Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)	if to Lincoln, to

Lincoln National Corporation

1500 Market Street, Suite 3900, Centre Square – West Tower

Philadelphia, Pennsylvania 19102-2112

Attention: Dennis Schoff, Esq.

Senior Vice President and General Counsel

Facsimile: (215) 448-3215

with a copy to

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, New York 10019

Attention: James R. Dwyer, Esq.

Alexander M. Dye, Esq.

Facsimile: (212) 424-8500

and

(b)	If to Jefferson-Pilot, to

Jefferson-Pilot Corporation

100 North Greene Street

Greensboro, North Carolina 27420

Attention: Charles C. Cornelio, Esq.

Executive Vice President and Chief Legal Officer

Facsimile: (336) 691-3639

with a copy to:

King & Spalding LLP

1185 Avenue of the Americas

New York, New York 10036

Attention: E. William Bates, II, Esq.

Stephen M. Wiseman, Esq.

Facsimile: (212) 556-2222

8.3. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of such party’s executive officers.

8.4. Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when one counterpart has been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile and such facsimile execution shall have the full force and effect of an original signature.

8.5. Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the Jefferson-Pilot Disclosure Letter and the Lincoln Disclosure Letter) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement other than the seventh paragraph thereof and the last sentence of the third paragraph thereof and (b) except as provided in Section 5.9(c), is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.6. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Indiana (without giving effect to choice of law principles thereof).

8.7. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

8.10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Lincoln, Merger Sub and Jefferson-Pilot have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

LINCOLN NATIONAL CORPORATION

By:	/s/ JON A. BOSCIA
Name:	Jon A. Boscia
Title:	Chief Executive Officer

QUARTZ CORPORATION

By:	/s/ BARBARA S. KOWALCZYK
Name:	Barbara S. Kowalczyk
Title:	President

JEFFERSON-PILOT CORPORATION

By:	/s/ DENNIS R. GLASS
Name:	Dennis R. Glass
Title:	President and Chief Executive Officer

ANNEX B

AMENDED AND RESTATED

BYLAWS OF LINCOLN NATIONAL CORPORATION

ARTICLE I.

Shareholders

Section 1. Annual Meeting. An annual meeting of the shareholders shall be held at such hour and on such date as the board of directors may select in each year for the purpose of electing directors for the terms hereinafter provided and for the transaction of such other business as may properly come before the meeting. The board of directors may postpone an annual meeting for which notice has been given in accordance with Section 4 of this Article I. (Last amended November 11, 1999).

Section 2. Special Meetings. Special meetings of the shareholders may be called by the board of directors. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders meeting. The board of directors may postpone a special meeting for which notice has been given in accordance with Section 4 of this Article I. (Last amended November 11, 1999).

Section 3. Place of Meetings. All meetings of shareholders shall be held at the principal office of the corporation in Philadelphia, Pennsylvania, or at such other place, either within or without the State of Indiana, as may be designated by the board of directors. (Last amended May 11, 2000).

Section 4. Notice of Meetings. A written or printed notice, stating the place, day and hour of the meeting, and in the case of a special meeting or when required by law or by the articles of incorporation or these bylaws, the purpose or purposes for which the meeting is called, shall be delivered or mailed by or at the direction of the secretary no fewer than ten nor more than sixty days before the date of the meeting, to each shareholder of record entitled to vote at such meeting at such address as appears upon the stock records of the corporation. (Last amended August 10, 1989).

Section 5. Quorum. Unless otherwise provided by the articles of incorporation or these bylaws, at any meeting of shareholders the majority of the outstanding shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum. If less than a majority of such shares are represented at a meeting, the person presiding at the meeting may adjourn the meeting from time to time. At any meeting at which a quorum is present, the person presiding at the meeting may adjourn the meeting from time to time. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. (Last amended November 11, 1999).

Section 6. Adjourned Meetings. At any adjourned meeting at which a quorum shall be represented any business may be transacted as might have been transacted at the meeting as originally notified. If a new record date is or must be established pursuant to law, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date. (Added November 6, 1986).

Section 7. Proxies. At all meetings of shareholders, a shareholder may vote either in person or by proxy executed in writing by the shareholder or a duly authorized attorney in fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. Voting of Shares. Except as otherwise provided by law, by the articles of incorporation, or by these bylaws, every shareholder shall have the right at every shareholders’ meeting to one vote for each share standing in his name on the books of the corporation on the date established by the board of directors as the record date for determination of shareholders entitled to vote at such meeting. (Amended May 7, 1987).

Section 9. Order of Business. The order of business at each shareholders’ meeting shall be established by the person presiding at the meeting. (Amended March 16, 1972).

Section 10. Notice of Shareholder Business. At any meeting of the shareholders, only such business may be conducted as shall have been properly brought before the meeting, and as shall have been determined to be lawful and appropriate for consideration by shareholders at the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting given in accordance with Section 4 of this Article I, (b) otherwise properly brought before the meeting by or at the direction of the board of directors or the chief executive officer, or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) above, the shareholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal office of the corporation, not less than ninety days nor more than one hundred twenty days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences thirty days before such anniversary date and ends thirty days after such anniversary date (an annual meeting date outside such period being referred to herein as an “Other Annual Meeting Date”), such shareholder notice shall be given in the manner provided herein by the close of business on the later of (i) the date ninety days prior to such Other Annual Meeting Date or (ii) the tenth day following the date such Other Annual Meeting Date is first publicly announced or disclosed. A shareholder’s notice to the secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting, including the text of any proposal to be presented, (b) the name and address, as they appear on the corporation’s stock records, of the shareholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the shareholder, and (d) any interest of the shareholder in such business. Only such business shall be brought before a special meeting of shareholders as shall have been specified in the notice of meeting given in accordance with Section 4 of this Article I. In no event shall the adjournment of an annual meeting or special meeting, or any announcement thereof, commence a new period for the giving of a shareholder’s notice as provided in this Section 10. Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 10. The person presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the bylaws, or that business was not lawful or appropriate for consideration by shareholders at the meeting, and if he should so determine, he shall so declare to the meeting and any such business shall not be transacted. (Last amended November 11, 1999).

Section 11. Notice of Shareholder Nominees. Nominations of persons for election to the board of directors of the corporation may be made at any annual meeting of shareholders by or at the direction of the board of directors or by any shareholder of the corporation entitled to vote for the election of directors at the meeting. Such shareholder nominations shall be made pursuant to timely notice given in writing to the secretary of the corporation in accordance with Section 10 of this Article I. Such shareholder’s notice shall set forth, in addition to the information required by Section 10, as to each person whom the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the corporation which are beneficially owned by such person, (iv) any other information relating to such person that is required to be disclosed in solicitation of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and (v) the qualifications of the nominee to serve as a director of the corporation. In the event the board of directors calls a special meeting of shareholders for the purpose of electing one or more directors to the board of directors, any shareholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the notice of meeting, if the shareholder’s notice of such nomination contains the information specified in this Section 11 and shall be delivered to the secretary of the corporation not later than the close of business on the tenth day following the day on which the date of the special meeting and either the names of the nominees proposed by the board of directors to be elected at such meeting or the number of directors to be elected are publicly announced or disclosed. In no event shall the adjournment of an annual meeting or special meeting, or any announcement thereof, commence a new period for the giving of a shareholder’s notice as provided in this Section 11. No shareholder nomination shall be effective unless made in accordance with the procedures set forth in this Section 11. The person presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that a shareholder nomination was not made in accordance with the bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. (Last amended November 11, 1999).

Section 12. Control Share Acquisitions. As used in this Section 12, the terms “control shares” and “control share acquisition” shall have the same meanings as set forth in Indiana Code Section 23-1-42-1 et seq. (the “Act”). Control shares of the corporation acquired in a control share acquisition shall have only such voting rights as are conferred by the Act. Control shares of the corporation acquired in a control share acquisition with respect to which the acquiring person has not filed with the corporation the statement required by the Act may, at any time during the period ending sixty days after the last acquisition of control shares by the acquiring person, be redeemed by the corporation at the fair value thereof pursuant to procedures authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances. (Added May 7, 1987).

Section 13. Voting Procedures on Change of Control. In addition to any other authority granted under Indiana law for the corporation to enter into any arrangement, agreement or understanding with respect to the voting of voting shares, pursuant to the authority granted in Indiana Code Section 23-1-22-4, the corporation shall have the power to enter into any arrangement, agreement or understanding of any nature whatsoever and for any duration whereby the board of directors or any group of directors of the corporation can specify or direct the voting by any other person of any shares of any class or series beneficially owned by such person, or as to which such person has the direct or indirect power to direct the voting, in connection with a change of control of the corporation. As used in this Section 13, the term “control” shall have the same meaning as set forth in Indiana Code Section 23-1-22-4.

In the event that an arrangement, agreement or understanding is in effect, and the voting shares of the corporation are not voted in accordance with any such arrangement, agreement or understanding, neither such voting shares nor such votes shall be counted in connection with any vote of the corporation’s shareholders relating to any aspect of a change of control. (Added June 25, 1990).

ARTICLE II.

Board of Directors

Section 1. General Powers, Number, Classes and Tenure. The business of the corporation shall be managed by a board of directors. The number of directors which shall constitute the whole board of directors of the corporation shall be fifteen. Except as otherwise provided in these bylaws, the number of directors may be increased or decreased from time to time by amendment of these bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. The directors shall be divided into three classes, each class to consist, as nearly as may be, of one-third of the number of directors then constituting the whole board of directors, with one class to be elected annually by shareholders for a term of three years, to hold office until their respective successors are elected and qualified; except that

(1) the terms of office of directors initially elected shall be staggered so that the term of office of one class shall expire in each year;

(2) the term of office of a director who is elected by either the directors or shareholders to fill a vacancy in the board of directors shall expire at the end of the term of office of the succeeded director’s class or at the end of the term of office of such other class as determined by the board of directors to be necessary or desirable in order to equalize the number of directors among the classes;

(3) the board of directors may adopt a policy limiting the time beyond which certain directors are not to continue to serve, the effect of which may be to produce classes of unequal size or to cause certain directors either to be nominated for election for a term of less than three years or to cease to be a director before expiration of the term of the director’s class.

In case of any increase in the number of directors, the additional directors shall be distributed among the several classes to make the size of the classes as equal as possible. (Last amended May 8, 2003).

Section 2. Additional Provisions. Notwithstanding anything else to the contrary in these bylaws, the following provisions in Article II, Section 2 of these bylaws shall be effective until [a date 30 months after the Effective Time], 2008 (the “Transition Date”):

(A) Qualifications for Directors. Subject to the provisions of this Section 2 and subject to the terms of any class or series of stock having a preference over the common stock as to dividends or upon liquidation providing for special circumstances under which holders thereof may elect directors, (i) in order to qualify for election as a director of the corporation at an annual or special meeting of shareholders or by written consent of shareholders, an individual must be nominated either by (a) a shareholder entitled to vote in the election of directors who has complied with all requirements for such nomination as provided in Article I, Section 11 of these bylaws or (b) the board of directors as provided for in this Section 2 and (ii) in order to qualify for election as a director of the corporation by the board of directors to fill a vacancy or newly created directorship, an individual must be appointed by the board of directors as provided for in this Section 2 and (iii) with respect to any election of directors pursuant to clause (i)(b) or (ii) above, or in connection with the designation of directors to serve on any committee, in any such case occurring prior to the 2007 annual shareholders’ meeting, an individual must have been a Former Lincoln Director, with respect to Former Lincoln Directorships, and a Former Jefferson-Pilot Director, with respect to Former Jefferson-Pilot Directorships. The qualification procedures for clauses (i)(b) and (ii) of the previous sentence are referred to herein as the “Nomination Procedures” and are set forth below:

(1) Initial Board.

(a) Following the consummation of the merger pursuant to the Agreement and Plan of Merger dated October 9, 2005, among the corporation, Jefferson-Pilot Corporation and Quartz Corporation, as amended from time to time (such merger thereunder, the “Merger”), the initial board of directors of the corporation shall be comprised of seven Former Jefferson-Pilot Directors and eight Former Lincoln Directors. Each committee of the board of directors shall consist of an equal number of Former Jefferson-Pilot Directors and Former Lincoln Directors. The Lead Director shall be a Former Jefferson-Pilot Director designated by a majority vote of the Former Jefferson-Pilot Directors, and shall have such duties and responsibilities as may be set forth in the corporation’s Corporate Governance Guidelines from time to time.

(b) Two Former Jefferson-Pilot Directors and three Former Lincoln Directors shall be members of the class having terms expiring at the annual meeting of shareholders in 2006. Three Former Jefferson-Pilot Directors and two Former Lincoln Directors shall be members of the class having terms expiring at the annual meeting of shareholders in 2007. Two Former Jefferson-Pilot Directors and three Former Lincoln Directors shall be members of the class having terms expiring at the annual meeting of shareholders in 2008.

(2) Nomination, Appointment and Recommendation Procedures. With respect to any election of directors occurring prior to the 2007 annual shareholders’ meeting:

(a) a majority of the Former Jefferson-Pilot Director members of the Corporate Governance Committee (and their designated successors) shall have the exclusive authority to recommend to the board of directors (A) individuals to fill vacant Former Jefferson-Pilot Directorships and (B) individuals to be nominated by the board of directors for shareholder approval to fill Former Jefferson-Pilot Directorships and

(b) a majority of the Former Lincoln Director members of the Corporate Governance Committee (and their designated successors) shall have the exclusive authority to recommend to the board of directors (A) individuals to fill vacant Former Lincoln Directorships and (B) individuals to be nominated by the board of directors for shareholder approval to fill Former Lincoln Directorships.

(3) Committee Appointments. Each committee of the initial board of directors following the Merger shall be composed of an equal number of Former Jefferson-Pilot Directors and Former Lincoln Directors. With respect to any election of directors to serve on a committee of the board of directors occurring prior to the 2007 annual shareholders’ meeting:

(a) a majority of the Former Jefferson-Pilot Directors shall have exclusive authority to recommend Former Jefferson-Pilot Directors to serve on any committee of the board of directors; and

(b) a majority of the Former Lincoln Directors shall have exclusive authority to recommend Former Lincoln Directors to serve on any committee of the board of directors; and

(c) the Chairman of each of the Compensation Committee and Corporate Governance Committee shall be selected from among the Former Jefferson-Pilot Directors and the Chairman of each of the Audit Committee and the Development Committee shall be selected from among the Former Lincoln Directors; the chairman of other committees of the initial board of directors shall be designated by the board of directors and allocated evenly among Former Lincoln Directors and Former Jefferson-Pilot Directors (which, if there is an odd number of committees, means that either the Former Lincoln Directors or the Former Jefferson-Pilot Directors can have one more chairmanship).

(4) Reduction in the Board. If, at any time prior to the 2007 annual shareholders’ meeting, the board of directors determines to decrease the number of members comprising the board of directors, (i) if the resulting board of directors is comprised of an even number of directors, the board of directors shall be composed of an equal number of Former Jefferson-Pilot Directors and Former Lincoln Directors and (ii) if the resulting board of directors is comprised of an odd number of directors, the number of Former Lincoln Directors on the board of directors shall be greater than the number of Former Jefferson-Pilot Directors on the board of directors by one.

(B) Actions by Special Majority. The following actions of the board of directors shall require the vote of a Special Majority:

(1) the removal of Jon Boscia as Chairman and Chief Executive Officer, the election of a new Chairman and/or Chief Executive Officer, or any modification to the duties and responsibilities of such positions;

(2) the removal of any director;

(3) with respect to any election of directors occurring at or after the 2007 annual shareholders’ meeting (a) the election of any director to fill a vacancy or newly created directorship or the nomination of any individual for election as a director by shareholders, unless such person has been recommended to the board of directors by the affirmative vote of a majority of the entire membership of the Corporate Governance Committee, or (b) a change in the composition or chairmanship of any committee of the board of directors, unless such change has been recommended by a majority of the entire membership of the Corporate Governance Committee;

(4) the removal of the Lead Director or the appointment of any person as Lead Director who is not a Former Jefferson-Pilot Director;

(5) any change in the size of the board of directors or any committee thereof, or in the responsibilities of, or the authority delegated to, any committee of the board of directors;

(6) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the corporation or any “significant subsidiaries” (as defined by Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended) or any purchase or sale of 20% or more of the consolidated assets (including stock of any subsidiary) of it and its subsidiaries, taken as a whole, or any sale of its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction) or the voting power of any of its “significant subsidiaries”;

(7) any alteration, amendment or repeal of Section 2 of Article II of these bylaws; and

(8) any alteration, amendment or repeal of the corporation’s Corporate Governance Guidelines, except to the extent necessary to make such guidelines consistent with these bylaws.

(C) Certain Definitions.

“Former Jefferson-Pilot Director” shall mean, as of [Effective Time], 2006, any director who was formerly a director of Jefferson-Pilot Corporation. In addition, any person filling (by election or appointment occurring prior to the 2007 annual shareholders’ meeting) a Former Jefferson-Pilot Directorship and nominated under the Nomination Procedures shall be deemed a Former Jefferson-Pilot Director.

“Former Jefferson-Pilot Directorship” shall mean any of the seven directorships occupied by a Former Jefferson-Pilot Director.

“Former Lincoln Director” shall mean, as of [Effective Time], 2006, any director who was formerly a director of the corporation. In addition, any person filling (by election or appointment occurring prior to the 2007 annual shareholders’ meeting) a Former Lincoln Directorship and nominated under the Nomination Procedures shall be deemed a Former Lincoln Director.

“Former Lincoln Directorship” shall mean any of the eight directorships occupied by a Former Lincoln Director.

“Special Majority” means a number of directors equal to at least 70% of the entire membership of the corporation’s board of directors.

Section 3. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Indiana, for the holding of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings. Special meetings of the board of directors may be called by the chief executive officer. The secretary shall call special meetings of the board of directors when requested in writing to do so by six of the members thereof. Special meetings of the board of directors may be held either within or without the State of Indiana. (Last amended August 10, 1989).

Section 5. Notice of Meetings. Except as otherwise provided in these bylaws, notice of any meeting of the board of directors shall be given, not less than two days before the date fixed for such meeting, by oral, telegraphic, telephonic, electronic or written communication stating the time and place thereof and delivered personally to each member of the board of directors or telegraphed or mailed to him at his business address as it appears on the books of the corporation; provided, that in lieu of such notice, a director may sign a written waiver of notice either before the time of the meeting, at the time of the meeting or after the time of the meeting. (Last amended November 6, 1986).

Section 6. Quorum. A majority of the whole board of directors shall be necessary to constitute a quorum for the transaction of any business except the filling of vacancies, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by law or by the articles of incorporation or these bylaws. Unless otherwise provided by the articles of incorporation, any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting, if a written consent to such action is signed by all members of the board of directors and such written consent is filed with the minutes of proceedings of the board of directors. Unless otherwise provided by the articles of incorporation, any or all members of the board of directors may participate in a meeting of the board of directors by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can communicate with each other, and participation in this manner constitutes presence in person at the meeting. (Last amended effective March 14, 1991).

Section 8. Vacancies. Except as otherwise provided in the articles of incorporation or these bylaws, any vacancy occurring in the board of directors may be filled by a majority vote of the remaining directors, though less than a quorum of the board of directors, or, at the discretion of the board of directors, any vacancy may be filled by a vote of the shareholders. (Amended November 6, 1986)

Section 9. Notice to Shareholders. Shareholders shall be notified of any increase in the number of directors and the name, address, principal occupation and other pertinent information about any director elected by the board of directors to fill any vacancy. Such notice shall be given in the next mailing sent to shareholders following any such increase or election, or both, as the case may be.

ARTICLE III.

Officers

Section 1. Elected Officers. The elected officers of the corporation shall include one of or both a chairman of the board and a president, and shall also include a secretary, and a treasurer. The elected officers of the corporation may include one or more vice presidents of a class or classes as the board of directors may determine, and such other officers as the board of directors may determine. The chairman of the board, if elected, and president, if elected, shall be chosen from among the directors. Any two or more offices may be held by the same person. (Last amended March 8, 2001).

Section 2. Appointed Officers. The appointed officers of the corporation shall be one or more second vice presidents, assistant vice presidents, assistant treasurers, and assistant secretaries. (Added November 6, 1986).

Section 3. Election or Appointment and Term of Office. The elected officers of the corporation shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. The appointed officers of the corporation shall be appointed annually by the chief executive officer immediately following the first meeting of the board of directors held after each annual meeting of the shareholders. Additional elected officers may be elected at any regular or special meeting of the board of directors, to serve until the regular meeting of the board held after the next annual meeting of shareholders, and additional appointed officers may be appointed by the chief executive officer at any time to serve until the next annual appointment of officers. Each officer shall hold office until his successor shall have been duly elected or appointed and shall have qualified or until his death or until he shall resign or retire or shall have been removed. (Amended November 6, 1986).

Section 4. Removal. Any officer may be removed by the board of directors and any appointed officer may be removed by the chief executive officer, whenever in their judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. (Last amended August 13, 1987).

Section 5. Vacancies. A vacancy in any elected office may be filled by the board of directors. (Amended March 8, 2001).

Section 6. Chief Executive Officer. If the elected officers of the corporation include both a chairman of the board and a president, the board of directors shall designate one of such officers to be the chief executive officer of the corporation. If the elected officers of the corporation include one of but not both a chairman of the board and a president, such officer shall be the chief executive officer of the corporation. The chief executive officer of the corporation shall be, subject to the board of directors, in general charge of the affairs of the corporation. (Amended March 8, 2001).

Section 7. Chairman of the Board. The chairman of the board shall preside at all meetings of the shareholders and of the board of directors at which he may be present and shall have such other powers and duties as may be determined by the board of directors.

Section 8. President. The president shall have such powers and duties as may be determined by the board of directors. In the absence of the chairman of the board, or if such office be vacant, the president shall have all the powers of the chairman of the board and shall perform all his duties.

Section 9. Vice Presidents. A vice president shall perform such duties as may be assigned by the chief executive officer or the board of directors. In the absence of the president and in accordance with such order of priority as may be established by the board of directors, he may perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. (Amended September 14, 1972).

Section 10. Second Vice Presidents and Assistant Vice Presidents. A second vice president and an assistant vice president shall perform such duties as may be assigned by the chief executive officer or the board of directors. (Added November 6, 1986).

Section 11. Secretary. The secretary shall (a) keep the minutes of the shareholders’ and board of directors’ meetings in one or more books provided for that purpose, (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law, (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized, and (d) in general perform all duties incident to the office of secretary and such other duties as may be assigned by the chief executive officer or the board of directors. (Amended September 14, 1972).

Section 12. Assistant Secretaries. In the absence of the secretary, an assistant secretary shall have the power to perform his duties including the certification, execution and attestation of corporate records and corporate instruments. Assistant secretaries shall perform such other duties as may be assigned to them by the chief executive officer or the board of directors. (Last amended November 6, 1986).

Section 13. Treasurer. The treasurer shall (a) have charge and custody of all funds and securities of the corporation, (b) receive and give receipts for monies due and payable to the corporation from any source whatsoever, (c) deposit all such monies in the name of the corporation in such depositories as are selected by the board of directors, and (d) in general perform all duties incident to the office of treasurer and such other duties as may be assigned by the chief executive officer or the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties in such form and with such surety or sureties as the board of directors shall determine. (Amended September 14, 1972).

Section 14. Assistant Treasurers. In the absence of the treasurer, an assistant treasurer shall have the power to perform his duties. Assistant treasurers shall perform such other duties as may be assigned to them by the chief executive officer or the board of directors. (Last amended November 6, 1986).

ARTICLE IV.

Committees

Section 1. Board Committees. Except as provided in these bylaws, the board of directors may, by resolution adopted by a majority of the whole board of directors, from time to time designate from among its members one or more committees each of which, to the extent provided in such resolution and except as otherwise provided by law, shall have and exercise all the authority of the board of directors. Except as provided in these bylaws, each such committee shall serve at the pleasure of the board of directors. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law. Each such committee shall keep a record of its proceedings and shall adopt its own rules of procedure. It shall make such reports to the board of directors of its actions as may be required by the board. (Amended March 16, 1972).

Section 2. Advisory Committees. The board of directors may, by resolution adopted by a majority of the whole board of directors, from time to time designate one or more advisory committees, a majority of whose members shall be directors. An advisory committee shall serve at the pleasure of the board of directors, keep a record of its proceedings and adopt its own rules of procedure. It shall make such reports to the board of directors of its actions as may be required by the board. (Amended March 16, 1972).

Section 3. Manner of Acting. Unless otherwise provided by the articles of incorporation, any action required or permitted to be taken at any meeting of a committee established under this Article IV may be taken without a meeting, if a written consent to such action is signed by all members of the committee and such written consent is filed with the minutes of proceedings of the committee. Unless otherwise provided by the articles of incorporation, any or all members of such committee may participate in a meeting of the committee by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can communicate with each other, and participation in this manner constitutes presence in person at the meeting. (Last amended effective March 14, 1991).

ARTICLE V.

Corporate Instruments and Loans

Section 1. Corporate Instruments. The board of directors may authorize any officer or officers to execute and deliver any instrument in the name of or on behalf of the corporation, and such authority may be general or confined to specific instances. (Amended September 14, 1972).

Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

ARTICLE VI.

Stock Certificates, Transfer of Shares, Stock Records

Section 1. Certificates for Shares. Shares may, but need not be, represented by certificates. Each shareholder, upon request, shall be entitled to a certificate, signed by the president or a vice president and the secretary or any assistant secretary of the corporation, certifying the number of shares owned by him in the corporation. If such certificate is countersigned by the written signature of a transfer agent other than the corporation or its employee, the signatures of the officers of the corporation may be facsimiles. If such certificate is countersigned by the written signature of a registrar other than the corporation or its employee, the signatures of the transfer agent and the officers of the corporation may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of its issue. Certificates representing shares of the corporation shall be in such form consistent with the laws of the State of Indiana as shall be determined by the board of directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer records of the corporation. (Amended May 13,1999).

Section 2. Transfer of Shares. Transfer of shares of the corporation shall be made on the stock transfer records of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the corporation, and, except as otherwise provided in these bylaws, on surrender for cancellation of the certificates for such shares. (Amended May 28, 1969).

Section 3. Lost, Destroyed or Wrongfully Taken Certificates. Any person claiming a certificate of stock to have been lost, destroyed or wrongfully taken, and who requests the issuance of a new certificate before the corporation has notice that the certificate alleged to have been lost, destroyed or wrongfully taken has been acquired by a bona fide purchaser, shall make an affidavit of that fact and shall give the corporation and its transfer agents and registrars a bond of indemnity with unlimited liability, in form and with one or more corporate sureties satisfactory to the chief executive officer or treasurer of the corporation (except that the chief executive officer or treasurer may authorize the acceptance of a bond of different amount, or a bond with personal surety thereon, or a personal agreement of indemnity), whereupon in the discretion of the chief executive officer or the treasurer and except as otherwise provided by law a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to have been lost, destroyed or wrongfully taken. In lieu of a separate bond of indemnity in each case, the chief executive officer of the corporation may accept an assumption of liability under a blanket bond issued in favor of the corporation and its transfer agents and registrars by one or more corporate sureties satisfactory to him. (Amended September 14, 1972).

Section 4. Transfer Agent and Registrars. The board of directors by resolution may appoint a transfer agent or agents or a registrar or registrars of transfer, or both. All such appointments shall confer such powers, rights, duties and obligations consistent with the laws of the State of Indiana as the board of directors shall determine. The board of directors may appoint the treasurer of the corporation and one or more assistant treasurers to serve as transfer agent or agents. (Amended May 28, 1969).

Section 5. Record Date. For the purposes of determining shareholders entitled to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors shall fix in advance a date as a record date for any such determination of shareholders, such date in any case to be not more than seventy days before the meeting or action requiring a determination of shareholders. (Amended November 6, 1986).

ARTICLE VII.

Liability

No person or his personal representatives shall be liable to the corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by such person in good faith as an officer or employee of the corporation, or as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, which he serves or served at the request of the corporation, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised and used under like circumstances, charged with a like duty, or (b) took or omitted to take such action in reliance upon advice of counsel for the corporation or such enterprise or upon statements made or information furnished by persons employed or retained by the corporation or such enterprise upon which he had reasonable grounds to rely. The foregoing shall not be exclusive of other rights and defenses to which such person or his personal representatives may be entitled under law. (Last amended November 6, 1986).

ARTICLE VIII.

Indemnification

Section 1. Actions by a Third Party. The corporation shall indemnify any person who is or was a party, or is threatened to be made a defendant or respondent, to a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than actions by or in the right of the corporation), and whether formal or informal, who is or was a director, officer, or employee of the corporation or who, while a director, officer, or employee of the corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, against:

(A) any reasonable expenses (including attorneys’ fees) incurred with respect to a proceeding, if such person is wholly successful on the merits or otherwise in the defense of such proceeding, or

(B) judgments, settlements, penalties, fines (including excise taxes assessed with respect to employee benefit plans) and reasonable expenses (including attorneys’ fees) incurred with respect to a proceeding where such person is not wholly successful on the merits or otherwise in the defense of the proceeding if:

(i) the individual’s conduct was in good faith; and

(ii) the individual reasonably believed:

(C) in the case of conduct in the individual’s capacity as a director, officer or employee of the corporation, that the individual’s conduct was in the corporation’s best interests; and

(D) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests; and

(i) in the case of any criminal proceeding, the individual either:

(E) had reasonable cause to believe the individual’s conduct was lawful; or

(F) had no reasonable cause to believe the individual’s conduct was unlawful.

(G) The termination of a proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director, officer, or employee did not meet the standard of conduct described in this section. (Last amended November 6, 1986).

Section 2. Actions by or in the Right of the Corporation. The corporation shall indemnify any person who is or was a party or is threatened to be made a defendant or respondent, to a proceeding, including any threatened, pending or completed action, suit or proceeding, by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, or employee of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, against any reasonable expenses (including attorneys’ fees):

(A) if such person is wholly successful on the merits or otherwise in the defense of such proceeding, or

(B) if not wholly successful:

(i) the individual’s conduct was in good faith; and

(ii) the individual reasonably believed:

(C) in the case of conduct in the individual’s capacity as a director, officer, or employee of the corporation, that the individual’s conduct was in the corporation’s best interests; and

(D) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court shall deem proper. (Last amended November 6, 1986).

Section 3. Methods of Determining Whether Standards for Indemnification Have Been Met. Any indemnification under Sections 1 or 2 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standards of conduct set forth in Section 1 or 2. In the case of directors of the corporation such determination shall be made by any one of the following procedures:

(A) by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(B) if a quorum cannot be obtained under (a), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(C) by special legal counsel:

(i) selected by the board of directors or a committee thereof in the manner prescribed in (a) or (b); or

(ii) if a quorum of the board of directors cannot be obtained under (a) and a committee cannot be designated under (b), selected by a majority vote of the full board of directors (in which selection directors who are parties may participate).

In the case of persons who are not directors of the corporation, such determination shall be made (a) by the chief executive officer of the corporation or (b) if the chief executive officer so directs or in his absence, in the manner such determination would be made if the person were a director of the corporation. (Last amended November 6, 1986).

Section 4. Advancement of Defense Expenses. The corporation may pay for or reimburse the reasonable expenses incurred by a director, officer, or employee who is a party to a proceeding described in Section 1 or 2 of this Article in advance of the final disposition of said proceeding if:

(A) the director, officer, or employee furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in Section 1 or 2; and

(B) the director, officer, or employee furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that the director, officer or employee did not meet the standard of conduct; and

(C) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 1 or 2.

(D) The undertaking required by this Section must be an unlimited general obligation of the director, officer, or employee but need not be secured and may be accepted by the corporation without reference to the financial ability of such person to make repayment. (Last Amended November 6, 1986).

Section 5. Non-Exclusiveness of Indemnification. The indemnification and advancement of expenses provided for or authorized by this Article does not exclude any other rights to indemnification or advancement of expenses that a person may have under:

(A) the corporation’s articles of incorporation or bylaws;

(B) any resolution of the board of directors or the shareholders of the corporation;

(C) any other authorization adopted by the shareholders; or

(D) otherwise as provided by law, both as to such person’s actions in his capacity as a director, officer, or employee of the corporation and as to actions in another capacity while holding such office.

Such indemnification shall continue as to a person who has ceased to be a director, officer, or employee, and shall inure to the benefit of the heirs and personal representatives of such person. (Last amended November 6, 1986).

ARTICLE IX.

Amendments

Except as set forth in Section 2 of Article II, these bylaws may be altered, amended or repealed and new bylaws may be made by a majority of the whole board of directors at any regular or special meeting of the board of directors. (Amended May 11, 1978).

Annex C

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

October 9, 2005

Board of Directors

Lincoln National Corporation

1500 Market Street, Suite 3900

Centre Square—West Tower

Philadelphia, PA 19102-2112

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Lincoln National Corporation (the “Company”) of the Consideration (as defined below) in the aggregate to be paid by the Company to the holders of shares of common stock, par value $1.25 per share (the “Jefferson-Pilot Common Stock”), of Jefferson-Pilot Corporation (“Jefferson-Pilot”) pursuant to the Agreement and Plan of Merger, dated as of October 9, 2005 (the “Agreement”), among the Company, Quartz Corporation, a wholly owned subsidiary of the Company (“Merger Sub”), and Jefferson-Pilot. Pursuant to the Agreement, Jefferson-Pilot will be merged with and into Merger Sub and each outstanding share of Jefferson-Pilot Common Stock will be converted, at the election of the holder thereof, into 1.0906 shares of common stock, no par value (the “Company Common Stock”), of the Company (the “Stock Consideration”) or $55.96 in cash (the “Cash Consideration”; together with the Stock Consideration, the “Consideration”), subject to certain procedures and limitations contained in the Agreement.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided and are providing certain investment banking and other services to the Company, including having acted as exclusive financial advisor to the Company in connection with the sale of its life reinsurance division to Swiss Re Life & Health America Inc., a wholly owned subsidiary of Swiss Reinsurance Company, in December 2001. We have provided certain investment banking services to Jefferson-Pilot from time to time, including having acted as a co-manager of the offering of Floating Rate Extendible Notes due 2011 (aggregate principal amount $300 million) of Jefferson-Pilot in January 2004 and as a co-manager of the offering of Senior Floating Rate Notes due 2008 (aggregate principal amount $300 million) of Jefferson-Pilot Life Funding Trust I, a special purpose vehicle formed by Jefferson-Pilot, in May 2005. We also may provide investment banking services to the Company and Jefferson-Pilot in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Jefferson-Pilot and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Jefferson-Pilot for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

C-I

Board of Directors

Lincoln National Corporation

October 9, 2005

Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Jefferson-Pilot for the five years ended December 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Jefferson-Pilot; Statutory Statements filed by certain insurance subsidiaries of each of the Company and Jefferson-Pilot with the insurance departments of the states under the laws in which they are organized, respectively, for the three years ended December 31, 2004 and the quarterly periods ended March 31, 2005 and June 30, 2005; certain other communications from the Company and Jefferson-Pilot to their respective stockholders; an independent report prepared by Milliman, Inc., dated October 5, 2005 (the “Milliman Report”), relating to certain actuarial and financial matters of Jefferson-Pilot; and certain internal financial analyses and forecasts for Jefferson-Pilot prepared by its management, as reviewed and approved for use in connection with this opinion by the management of the Company, certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analyses and forecasts for the combined company on a pro forma basis prepared by the managements of the Company and Jefferson-Pilot (which reflect certain adjustments to the basis for reporting under U.S. GAAP), including certain cost savings and operating synergies projected by the managements of the Company and Jefferson-Pilot to result from the Transaction (the “Synergies”) (collectively, the “Forecasts”). We also have held discussions with members of the senior managements of the Company and Jefferson-Pilot regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Jefferson-Pilot. In addition, we have reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Jefferson-Pilot Common Stock, compared certain financial and stock market information for the Company and Jefferson-Pilot with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the life insurance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared by the managements of the Company and Jefferson-Pilot, as the case may be, on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Jefferson-Pilot, as the case may be. We have also discussed the Milliman Report with the management of the Company and they have agreed with the appropriateness of the use of and reliance on the Milliman Report in performing our analysis. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of the insurance and investment contract liabilities of the Company or the policy liabilities of Jefferson-Pilot. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Jefferson-Pilot or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Jefferson-Pilot or on the expected benefits of the Transaction in any way meaningful to our analyses.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed

C-II

Board of Directors

Lincoln National Corporation

October 9, 2005

Page Three

herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to such Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration in the aggregate to be paid by the Company pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/S/ GOLDMAN, SACHS & CO
(GOLDMAN, SACHS & CO.)

C-III

Annex D

LEHMAN BROTHERS

October 9, 2005

Board of Directors

Lincoln National Corporation

1500 Market Street, Suite 3900

Centre Square—West Tower

Philadelphia, PA 19102-2112

Members of the Board:

We understand that Lincoln National Corporation (“Lincoln”) intends to enter into a transaction (the “Proposed Transaction”) with Jefferson-Pilot Corporation (“Jefferson-Pilot”) pursuant to which (i) Jefferson-Pilot will merge with and into Quartz Corporation, a wholly owned subsidiary of Lincoln (“Merger Sub”), and (ii) upon effectiveness of the merger, each issued and outstanding share of common stock of Jefferson-Pilot (“Jefferson-Pilot Common Stock”) will be converted into the right to receive, at the option of the holder, either (a) 1.0906 shares of the common stock of Lincoln (“Lincoln Common Stock”) or (b) $55.96 in cash, subject to proration so that the aggregate portion of the cash consideration equals $1.8 billion. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of October 9, 2005, among Lincoln, Jefferson-Pilot and Merger Sub (the “Agreement”).

We have been requested by the Board of Directors of Lincoln to render our opinion with respect to the fairness, from a financial point of view, to Lincoln of the consideration to be paid by Lincoln in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, Lincoln’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we have reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning Lincoln that we believe to be relevant to our analysis, including Lincoln’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, (3) publicly available information concerning Jefferson-Pilot that we believe to be relevant to our analysis, including Jefferson-Pilot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, (4) financial and operating information with respect to the businesses, operations and prospects of Lincoln furnished to us by the management of Lincoln, including financial projections of Lincoln prepared by management of Lincoln, (5) financial and operating information with respect to the businesses, operations and prospects of Jefferson-Pilot furnished to us by the management of Jefferson-Pilot, including financial projections of Jefferson-Pilot prepared by management of Jefferson-Pilot, (6) published estimates of third party research analysts with respect to the future financial performance of each of Lincoln and Jefferson-Pilot, (7) the trading histories of Lincoln Common Stock and Jefferson-Pilot Common Stock from October 4, 2004 to the present and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of Lincoln and Jefferson-Pilot with each other and with those of other companies that we deemed relevant, (9) the amounts and timing of the cost savings and operating synergies expected by the management of Lincoln to result from a combination of the businesses of Lincoln and Jefferson-Pilot (the “Expected Cost Savings”), (10) the relative contributions of Lincoln and Jefferson-Pilot to the current and future financial performance of the combined company on a pro forma basis, (11) the potential pro forma impact of the Proposed Transaction on the current financial condition and the future financial performance of Lincoln as prepared by the managements of Lincoln and Jefferson-Pilot, including the effect of the Expected Cost Savings and the purchase accounting adjustments to the basis for reporting under U.S. GAAP (the “Purchase Accounting

D-I

Adjustments”), and (12) an independent report prepared by Milliman, Inc., dated October 5, 2005 (the “Milliman Report”), relating to certain actuarial and financial maters of Jefferson-Pilot. In addition, we have had discussions with the managements of Lincoln and Jefferson-Pilot concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of Lincoln and Jefferson-Pilot that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Lincoln, upon advice of Lincoln, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Lincoln as to the future financial performance of Lincoln and that Lincoln will perform substantially in accordance with such projections. With respect to the financial projections of Jefferson-Pilot, upon advice of Lincoln and Jefferson-Pilot, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Jefferson-Pilot as to the future financial performance of Jefferson-Pilot and that Jefferson-Pilot will perform substantially in accordance with such projections. In addition, upon the advice of Lincoln, we have assumed that the amounts and timing of the Expected Cost Savings and the Purchase Accounting Adjustments are reasonable and that the Expected Cost Savings will be realized substantially in accordance with such estimates and the Purchase Accounting Adjustments will be recorded substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Lincoln or Jefferson-Pilot and have not made or obtained any evaluations or appraisals of the respective assets or liabilities of Lincoln or Jefferson-Pilot other than the Milliman Report. We have discussed the Milliman Report with the management of Lincoln and they have agreed with the appropriateness of the use of and reliance on the Milliman Report in performing our analysis. Furthermore, we are not actuaries and our services did not include actuarial determinations or evaluations by us or an attempt to evaluate actuarial assumptions. In that regard, we have made no analyses of, and express no opinion as to, the adequacy of the policy and other insurance reserves of Lincoln or Jefferson-Pilot and have relied upon information furnished to us by Lincoln and Jefferson-Pilot as to the adequacy of such reserves. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by Lincoln in the Proposed Transaction is fair to Lincoln.

We have acted as financial advisor to Lincoln in connection with the Proposed Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Proposed Transaction and a portion of which is payable upon delivery of this opinion. In addition, Lincoln has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Lincoln and Jefferson-Pilot in the past and have received customary compensation for such services. In the ordinary course of our business, we actively trade in the securities of Lincoln and Jefferson-Pilot for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of Lincoln and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Proposed Transaction.

Very truly yours,

/S/ LEHMAN BROTHERS

LEHMAN BROTHERS

D-II

Annex E

October 9, 2005

The Board of Directors

Jefferson-Pilot Corporation

100 North Greene Street

Greensboro, NC 27240

Dear Members of the Board:

We understand that Jefferson-Pilot Corporation, a North Carolina corporation (“Jefferson-Pilot”), Lincoln National Corporation, an Indiana corporation (“Lincoln National”), and Quartz Corporation, a North Carolina corporation and a direct wholly-owned subsidiary of Lincoln National (“Quartz”) propose to enter into an Agreement and Plan of Merger, dated October 9, 2005 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Jefferson-Pilot with and into Quartz, with Quartz continuing as the surviving corporation. Pursuant to the Merger, each outstanding share of common stock, par value $1.25 per share, of Jefferson-Pilot (“Jefferson-Pilot Common Stock”), other than shares held in treasury by Jefferson-Pilot or its subsidiaries and shares of Jefferson-Pilot Common Stock held by Lincoln National or its subsidiaries, will be converted into, subject to the limitations and allocation procedures set forth in the Merger Agreement, the right to receive at the election of the holder thereof, (i) 1.0906 shares of common stock, without par value per share, of Lincoln National (“Lincoln National Common Stock”), or (ii) $55.96 in cash (items (i) and (ii) being collectively referred to herein as the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view as of the date hereof, to the holders of the outstanding shares of Jefferson-Pilot Common Stock (other than Lincoln National and its affiliates) of the Merger Consideration to be paid to such holders pursuant to the Merger. In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Merger Agreement;

(ii)	Analyzed certain publicly available financial statements and historical business information relating to Jefferson-Pilot and Lincoln National, respectively;

(iii)	Reviewed various internal financial forecasts and other financial and operating data prepared by the managements of Jefferson-Pilot and Lincoln National, respectively, with respect to the businesses and prospects of Jefferson-Pilot and Lincoln National, respectively, the strategic objectives of each, and their estimates of synergies and other anticipated strategic, financial and operational benefits of the Merger to the combined company;

(iv)	Held discussions with members of the senior managements of Jefferson-Pilot and Lincoln National with respect to the businesses and prospects of Jefferson-Pilot and Lincoln National, respectively, the strategic objectives of each, and their estimates of synergies and other anticipated strategic, financial and operational benefits of the Merger to the combined company;

(v)	Compared the financial performance of Jefferson-Pilot and Lincoln National and the prices and trading activity of Jefferson-Pilot Common Stock and Lincoln National Common Stock with that of certain other publicly-traded companies we believe to be generally comparable with Jefferson-Pilot and Lincoln National, respectively, and their securities;

(vi)	Reviewed the potential pro forma impact of the Merger on the combined company’s financial results;

(vii)	Reviewed the financial terms, to the extent publicly available, of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of Jefferson-Pilot and Lincoln National, and in other industries generally;

E-I

(viii)	Reviewed the historical stock prices and trading activity of Jefferson-Pilot Common Stock and Lincoln National Common Stock; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for and have not conducted any independent verification of such information. We have not conducted any independent valuation or appraisal of the assets or liabilities of Jefferson-Pilot or Lincoln National or any of their respective subsidiaries, or concerning the solvency or fair value of any of the foregoing entities, and we have not been furnished with any such valuation or appraisal. In addition, we have not relied on or received any valuation of Jefferson-Pilot or Lincoln National prepared by any independent third party, including actuarial appraisals of Jefferson-Pilot or Lincoln National. We are not actuaries and our services did not include actuarial determinations or evaluations by us or an attempt to evaluate actuarial assumptions. With respect to financial forecasts, including projected synergies and other anticipated strategic, financial and operational benefits of the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of managements of Jefferson-Pilot and Lincoln National as to the future financial performance of Jefferson-Pilot, Lincoln National and the combined company, as the case may be. We assume no responsibility for and express no view as to any such forecasts and projections or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Merger will be consummated without any waiver of any material terms or conditions. We also have assumed that the executed Merger Agreement will conform in all material respects to the latest draft of the Merger Agreement that we have been provided. In addition, we have assumed that obtaining the necessary regulatory and third-party approvals for the Merger will not have an adverse effect on Jefferson-Pilot, Lincoln National or the combined company, or on the contemplated benefits of the consummation of the Merger.

We do not express any opinion as to the price at which shares of Jefferson-Pilot Common Stock or shares of Lincoln National Common Stock may trade subsequent to the announcement of the Merger or as to the price at which shares of Lincoln National Common Stock may trade subsequent to the consummation of the Merger.

Lazard Freres & Co. LLC is acting as investment banker to Jefferson-Pilot in connection with the Merger and will receive a fee for our services, a substantial portion of which, is payable upon the closing of the Merger. A portion of our fee is also payable upon the rendering of this opinion. Lazard Freres & Co. LLC has provided investment banking services to Lincoln National on a transaction which was not consummated for which we expect to be paid a fee. In addition, in the course of our respective businesses, affiliates of Lazard Freres & Co. LLC and LFCM Holdings LLC (an entity owned in large part by managing directors of Lazard Freres & Co. LLC) may from time to time effect transactions and hold securities, including derivative securities, of Jefferson-Pilot or Lincoln National for our own accounts and for the accounts of clients and customers, and, accordingly, may hold a long or short position in such securities.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Jefferson-Pilot, and our opinion is rendered to Jefferson-Pilot’s Board of Directors in connection with its consideration of the Merger. In rendering our opinion herein, we have analyzed the Merger as a strategic business combination not involving a sale of control of Jefferson-Pilot. Our opinion does not address the merits of the

E-II

underlying decision by Jefferson-Pilot to engage in the Merger or the relative merits of the Merger as compared to other transactions or business strategies that might be available to Jefferson-Pilot. We express no opinion or recommendation as to how the shareholders of Jefferson-Pilot should vote at any shareholders’ meeting to be held in connection with the Merger. It is understood that this opinion may not be disclosed or otherwise referred to, in whole or in part, without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction and except that this opinion may be included in its entirety in any filing, if required, made by Jefferson-Pilot in respect of the Merger with the Securities and Exchange Commission.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of Jefferson-Pilot Common Stock in the proposed Merger is fair from a financial point of view to such holders (other than Lincoln National and its affiliates).

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/S/ GARY W. PARR
Gary W. Parr Deputy Chairman

E-III

Annex F

9 October 2005

Board of Directors

Jefferson-Pilot Corporation

100 North Greene Street

Greensboro, NC 27401

Members of the Board:

We understand that Jefferson-Pilot Corporation (“Jefferson-Pilot” or the “Company”), Lincoln National Corporation (“Lincoln National”) and Quartz Corporation, a wholly-owned subsidiary of Lincoln National (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated October 9, 2005 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into Merger Sub. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Lincoln National, and each outstanding share of common stock, par value $1.25 per share, of the Company (the “Jefferson-Pilot Common Stock”), other than shares held in treasury and certain shares held by Lincoln National, will be converted into the right to receive, at the holder’s election, either (i) 1.0906 shares of common stock, no par value, of Lincoln National (the “Lincoln National Common Stock”) or (ii) $55.96 in cash per share of Jefferson-Pilot Common Stock (collectively, the “Consideration”), subject to proration pursuant to the formula set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by holders of shares of Jefferson-Pilot Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders other than Lincoln National and its affiliates.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of Jefferson-Pilot and Lincoln National, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Jefferson-Pilot and Lincoln National prepared by the managements of Jefferson-Pilot and Lincoln National, respectively;

(iii)	reviewed certain financial forecasts prepared by the managements of Jefferson-Pilot and Lincoln National, respectively;

(iv)	discussed the past and current operations and financial condition and the prospects of Jefferson-Pilot and Lincoln National, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Jefferson-Pilot and Lincoln National, respectively;

(v)	reviewed the pro forma impact of the Merger on certain of Lincoln National’s financial metrics;

(vi)	reviewed the reported prices and trading activity for Jefferson-Pilot Common Stock and Lincoln National Common Stock;

(vii)	compared the financial performance of Jefferson-Pilot and Lincoln National and the prices and trading activity of Jefferson-Pilot Common Stock and Lincoln National Common Stock with that of certain other publicly-traded companies comparable with Jefferson-Pilot and Lincoln National, respectively, and their securities;

(viii)	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

F-I

(ix)	discussed with the senior managements of Jefferson-Pilot and Lincoln National, respectively, the strategic rationale and objectives of the Merger and certain strategic, financial and operational benefits anticipated from the Merger to the combined company;

(x)	reviewed the Merger Agreement and certain related documents; and

(xi)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by Jefferson-Pilot and Lincoln National for the purposes of this opinion. With respect to the financial forecasts, including certain strategic, financial and operational benefits anticipated from the Merger provided to us by the managements of Jefferson-Pilot and Lincoln National, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Jefferson-Pilot and Lincoln National. Additionally, we have not relied on any valuation of Jefferson-Pilot or Lincoln National prepared by an independent third party, including actuarial appraisals of Jefferson-Pilot or Lincoln National. We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, without material modification, waiver or delay, and that the final version of the Merger Agreement will not vary materially from the most recently available draft delivered to us by you. We have further assumed that in the course of obtaining any regulatory or third party approvals, consents and agreements in connection with the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse affect on Lincoln National or Jefferson-Pilot or the contemplated benefits of the consummation of the Merger. In addition, we have relied without independent verification on the assessments by the managements of Lincoln National or Jefferson-Pilot of the strategic rationale and objective of the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of Jefferson-Pilot or Lincoln National, nor have we been furnished with any such appraisals. We note that we are not actuaries and our services did not include actuarial determinations or evaluations by us or an attempt to evaluate any actuarial assumptions. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion does not address the relative merits of the Merger as compared to other business strategies that may be available to Jefferson-Pilot or Lincoln National or either company’s underlying business decision to enter into the Merger Agreement.

We have been retained to provide a financial opinion to the Board of Directors of Jefferson-Pilot in connection with the Merger and will receive a fee for our services, which is payable upon the delivery of this opinion. As a result, we were not asked to solicit, and have not solicited, any interest from any party with respect to a business combination or other extraordinary transaction involving Jefferson-Pilot, and we did not participate in any negotiations or discussions between Lincoln National and Jefferson-Pilot and their advisors with respect to the Merger. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Lincoln National and have received fees for the rendering of these services and may seek to provide such services in the future. In the ordinary course of our business, Morgan Stanley and its affiliates may from time to time trade in the securities or indebtedness of Jefferson-Pilot and Lincoln National for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In addition, Morgan Stanley and its affiliates may from time to time act as a counterparty to either Jefferson-Pilot or Lincoln National and may receive compensation for such activities.

It is understood that this letter is for the information of the Board of Directors of Jefferson-Pilot and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing, if required, made by Jefferson-Pilot in respect of the Merger with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which Jefferson-Pilot Common

F-II

Stock and Lincoln National Common Stock will trade at any time or following announcement or consummation of the Merger. We express no opinion or recommendation as to how the shareholders of Jefferson-Pilot should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by holders of Jefferson-Pilot Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares other than Lincoln National and its affiliates.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ DEREK KIRKLAND
Derek Kirkland Managing Director

F-III

PART II

Item 20. Indemnification of Directors and Officers

LNC’s bylaws, pursuant to authority contained in the IBCL and the Indiana Insurance Law, respectively, provide for the indemnification of LNC’s officers, directors and employees against the following:

•	reasonable expenses (including attorneys’ fees) incurred by them in connection with the defense of any action, suit or proceeding to which they are made or threatened to be made parties (including those brought by, or on behalf of LNC) if they are successful on the merits or otherwise in the defense of such proceeding except with respect to matters as to which they are adjudged liable for negligence or misconduct in the performance of duties to their respective corporations.

•	reasonable costs of judgments, settlements, penalties, fines and reasonable expenses (including attorneys’ fees) incurred with respect to, any action, suit or proceeding, if the person’s conduct was in good faith and the person reasonably believed that his/her conduct was in LNC’s best interest. In the case of a criminal proceeding, the person must also have reasonable cause to believe his/her conduct was lawful.

Indiana Law requires that a corporation, unless limited by its articles of incorporation, indemnify its directors and officers against reasonable expenses incurred in the successful defense of any proceeding arising out of their serving as a director or officer of the corporation.

No indemnification or reimbursement will be made to an individual judged liable to LNC, unless a court determines that in spite of a judgment of liability to the corporation, the individual is reasonably entitled to indemnification, but only to the extent that the court deems proper. Additionally, if an officer, director or employee does not meet the standards of conduct described above, such individual will be required to repay LNC for any advancement of expenses it had previously made.

In the case of directors, a determination as to whether indemnification or reimbursement is proper will be made by a majority of the disinterested directors or, if it is not possible to obtain a quorum of directors not party to or interested in the proceeding, then by a committee thereof or by special legal counsel. In the case of individuals who are not directors, such determination will be made by the chief executive officer of the respective corporation, or, if the chief executive officer so directs, in the manner it would be made if the individual were a director of the corporation.

Such indemnification may apply to claims arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for LNC’s directors, officers or controlling persons pursuant to the foregoing provisions, LNC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LNC of expenses incurred or paid by a director, officer or controlling person of LNC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, LNC will, unless in the opinion of LNC’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by LNC is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue by the court.

LNC maintains a program of insurance under which LNC’s directors and officers are insured, subject to specified exclusions and deductible and maximum amounts, against actual or alleged errors, misstatements, misleading statements, acts or omissions, or neglect or breach of duty while acting in their respective capacities for LNC.

The indemnification and advancement of expenses provided for in LNC’s bylaws does not exclude or limit any other rights to indemnification and advancement of expenses that a person may be entitled to other agreements, shareholders’ and board resolutions and LNC’s articles of incorporation.

Item 21. Exhibits and Financial Statement Schedules

The exhibits to this registration statement set forth on the Exhibit Index, beginning on page E-1, filed as part of this registration statement are incorporated herein by reference.

Item 22. Undertakings

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the Plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned Registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on this 8th day of December, 2005.

LINCOLN NATIONAL CORPORATION

By:	/s/ FREDERICK J. CRAWFORD
Frederick J. Crawford Senior Vice President and Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Jon A. Boscia, Frederick J. Crawford, and Dennis L. Schoff, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JON A. BOSCIA Jon A. Boscia	Chairman and Chief Executive Officer (Principal Executive Officer) and a Director	December 8, 2005

/S/ FREDERICK J. CRAWFORD Frederick J. Crawford	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 8, 2005

/S/ DOUGLAS N. MILLER Douglas N. Miller	Chief Accounting Officer (Principal Accounting Officer)	December 8, 2005

/S/ MARCIA J. AVEDON Marcia J. Avedon	Director	December 8, 2005

/S/ WILLIAM J. AVERY William J. Avery	Director	December 8, 2005

/S/ J. PATRICK BARRETT J. Patrick Barrett	Director	December 8, 2005

/S/ JENNE K. BRITTEL Jenne K. Britell	Director	December 8, 2005

/S/ ERIC G. JOHNSON Eric G. Johnson	Director	December 8, 2005

/S/ M. LEANNE LACHMAN M. Leanne Lachman	Director	December 8, 2005

Signature	Title	Date

/S/ MICHAEL F. MEE Michael F. Mee	Director	December 8, 2005

/S/ RON J. PONDER Ron J. Ponder	Director	December 8, 2005

/S/ JILL S. RUCKELSHAUS Jill S. Ruckelshaus	Director	December 8, 2005

/S/ GLENN F. TILTON Glenn F. Tilton	Director	December 8, 2005

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of October 9, 2005, among LNC, Merger Sub, and Jefferson-Pilot (included in the joint proxy statement/prospectus which forms a part of this registration statement as Annex A)**

4.1	Articles of Incorporation of LNC as last amended effective May 12, 1994 are incorporated by reference to Exhibit 3(a) of LNC’s Form 10-K (File No. 1-6028) for the year ended December 31, 2001**

4.2	Amended and Restated Bylaws of LNC, as amended May 8, 2003 is incorporated by reference to Exhibit 3(b) of LNC’s Form 10-Q (File No. 1-6028) for the quarter ended June 30, 2004**

4.3	Bylaws of LNC to be in effect after the Merger (included in the joint proxy statement/prospectus which form a part of this registration statement)**

4.4	Rights Agreement of LNC as last amended November 14, 1996 is incorporated by reference to LNC’s Form 8-K (File No. 1-6028) filed with the Commission on November 22, 1996**

5.1	Opinion of Dennis L. Schoff, Esq., General Counsel, LNC*

8.1	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP as to tax matters†

8.2	Opinion of King & Spalding LLP as to tax matters†

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for LNC*

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm for Jefferson-Pilot*

23.3	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (to be included in Exhibit 8.1)†

23.4	Consent of King & Spalding LLP (to be included in Exhibit 8.2)†

23.5	Consent of Dennis L. Schoff, Esq., General Counsel, LNC (to be included in Exhibit 5.1)*

24.1	Powers of Attorney for LNC (included in the signature page to this registration statement filed on [ ])**

99.1	Form of Proxy for LNC†

99.2	Form of Proxy for Jefferson-Pilot†

99.3	Form of Election and Letter of Transmittal and related documents†

99.4	Consent of Lehman Brothers Inc.*

99.5	Consent of Goldman, Sachs & Co.*

99.6	Consent of Lazard Frères & Co. LLC*

99.7	Consent of Morgan Stanley & Co. Incorporated*

*	Filed herewith
**	Incorporated by reference herein
†	To be filed by amendment